Rambus

2024

**Proxy Statement
and Annual Report**



NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

TO BE HELD VIRTUALLY ON APRIL 25, 2024

To our stockholders:

You are cordially invited to attend virtually the 2024 Annual Meeting of Stockholders (and any adjournments, postponements or other delays thereof, the "Annual Meeting") of Rambus Inc. ("Rambus" or the "Company"). The Annual Meeting will be held virtually via live webcast at *http://www.virtualshareholdermeeting.com/RMBS2024* on April 25, 2024 at 9:00 a.m. Pacific Time. You will be able to attend the Annual Meeting online and submit questions during the Annual Meeting by visiting the website listed above. You will also be able to vote your shares electronically during the Annual Meeting. The Annual Meeting will be held online only.

The following matters will be voted on during the Annual Meeting:

1. Election of the four nominees named in the Proxy Statement as Class I directors;

2. Ratification of KPMG LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2024;

3. Advisory vote to approve named executive officer compensation; and

4. Such other business as may properly come before the Annual Meeting.

These items of business are more fully described in the accompanying Proxy Statement, which is available at *http://www.proxyvote.com*. Our 2023 Annual Report on Form 10-K for the year ended December 31, 2023, the Proxy Statement and the form of proxy card are first being mailed to stockholders on or about March 8, 2024.

Only stockholders of record as of February 28, 2024, may virtually attend, vote shares, and submit questions online during the Annual Meeting. Whether or not you plan to attend the Annual Meeting virtually, please vote at *http://www.proxyvote.com*, call 1-800-690-6903 or follow the voting instructions in the Proxy Statement or on your proxy card. The Proxy Statement explains proxy voting and the matters to be voted on in more detail. Please read the Proxy Statement carefully. We look forward to your virtual attendance at the Annual Meeting.

By Order of the Board of Directors,

/s/ John Shinn
_____
John Shinn
Senior Vice President, General Counsel and
Secretary

San Jose, California
March 8, 2024

YOUR VOTE IS IMPORTANT

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING VIRTUALLY, PLEASE VOTE AT *HTTP://WWW.PROXYVOTE.COM* OR AS INSTRUCTED ON THE PROXY CARD, CALL 1-800-690-6903 OR SIGN, DATE AND RETURN THE PROXY CARD AS PROMPTLY AS POSSIBLE.

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RAMBUS INC.
PROXY STATEMENT
FOR
2024 ANNUAL MEETING OF STOCKHOLDERS

TABLE OF CONTENTS

Proxy Statement

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RAMBUS INC.

PROXY STATEMENT

FOR

2024 ANNUAL MEETING OF STOCKHOLDERS


The Board of Directors (the "Board" or "Board of Directors") of Rambus Inc. ("Rambus," "we," "us" or the "Company") is providing these proxy materials to you for use at our 2024 Annual Meeting of Stockholders (and any adjournment, postponement or other delay thereof, the "Annual Meeting") to be held virtually via live webcast at *http://www.virtualshareholdermeeting.com/RMBS2024* on April 25, 2024 at 9:00 a.m. Pacific Time. The purpose of the Annual Meeting is described in this Proxy Statement.

Rambus has been conducting its annual stockholder meetings through a virtual live webcast since our annual stockholder meeting in 2014. We are continuously exploring technologies and services that will best permit our stockholders to engage with us and vote. We have continued to conduct annual stockholder meetings on a virtual basis because we believe they are more beneficial than holding a live meeting. With virtual meetings, we have experienced significant cost savings and are able to conduct annual stockholder meetings at our headquarters in San Jose, California. We believe that a virtual annual meeting of stockholders provides all of the rights and opportunities for stockholders to participate as they would at an in-person meeting, but offers a greater level of flexibility for many of our stockholders who may not be able to attend an annual meeting of stockholders in person. Our virtual meeting provider, Broadridge, permits stockholders to ask questions before and during the Annual Meeting. Broadridge provides stockholders information regarding (i) guidelines for stockholder questions; (ii) procedures for appropriate questions during the meeting; (iii) support to address technical and logistical issues related to accessing the virtual meeting platform; and (iv) procedures for accessing live technical support to assist in the event of any difficulties during the virtual meeting. We believe our stockholders' increased opportunity to participate virtually in the Annual Meeting should eliminate any concerns about disenfranchisement of our stockholder base as a result of our transition away from in-person meetings. You will be able to attend the Annual Meeting online, submit questions, and obtain the information noted above by visiting *http://www.virtualshareholdermeeting.com/RMBS2024*.

Our principal executive office is located at 4453 North First Street, Suite 100, San Jose, California 95134; our telephone number is (408) 462-8000. The proxy solicitation materials combined with our Annual Report for the fiscal year ended December 31, 2023 (the "Form 10-K") were first mailed to stockholders of record as of February 28, 2024, on or about March 8, 2024. We maintain a website at *http://www.rambus.com/.* The information on our website is not a part of this Proxy Statement.

GENERAL INFORMATION ABOUT THE MEETING

Who May Attend . . . . You may virtually attend the Annual Meeting if you owned your shares, either as a stockholder of record or as a beneficial owner (as described below), as of the close of business on February 28, 2024 (the "Record Date").

Stockholders of Record. If your shares are registered directly in your name, then you are considered to be the stockholder of record with respect to those shares, and we are providing these proxy materials directly to you. Instructions on how to attend virtually and participate via the Internet, including how to demonstrate proof of stock ownership, are posted at *http://www.virtualshareholdermeeting.com/RMBS2024*. Stockholders may vote while virtually attending the meeting on the Internet.

Beneficial Owners. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in "street name," and your broker, bank or nominee will forward these proxy materials to you. Your broker, bank or nominee is considered to be the stockholder of record with respect to those shares. "Street name" stockholders who wish to vote virtually during the Annual Meeting will need to obtain a "legal proxy" from the broker, bank or nominee that holds their shares and that broker, bank or nominee will likely require voting instructions to be submitted. Please consult your broker, bank or nominee for additional information on how to vote your shares.

Who May Vote . . . . You may vote at the Annual Meeting if you owned your shares, either as a stockholder of record or as a beneficial owner, as of the close of business on the Record Date. As of that date, we had a total of 108,573,889 shares of common stock outstanding, which were held of record by approximately 453 stockholders. You are entitled to one vote for each share of our common stock that you own as of the Record Date.

Voting Your Proxy . . . . *Stockholders of Record.* If you hold your shares in your own name as a holder of record, you may instruct the proxy holders how to vote your common stock by:

- voting via the internet at http://www.proxyvote.com/;

- voting by telephone at 1-800-690-6903; or

- voting by mail by signing, dating and mailing the proxy card in the postage-paid envelope provided.

Even if you vote your shares by proxy, you may also choose to attend the Annual Meeting virtually and vote your shares during the Annual Meeting. If you provide instructions in your completed proxy card, the proxy holders will vote your shares in accordance with those instructions. If you sign and return a proxy card without giving specific voting instructions, your shares will be voted "FOR" all of the proposals described herein.

Beneficial Owners. If you are the beneficial owner of shares held in street name, you have the right to direct your broker, bank or nominee how to vote your shares. Your broker, bank or nominee has enclosed instructions with your proxy materials or provided voting instructions for you to use in directing such broker, bank or nominee how to vote your shares.

Discretionary Voting Power;
Matters to be Presented . . . . We are not aware of any matters to be presented during the Annual Meeting other than those described in this Proxy Statement. If any matters not described in this Proxy Statement are properly presented during the meeting, the proxy holders will use their own judgment to determine how to vote your shares. If the meeting is adjourned or postponed, the proxy holders can vote your shares on the new meeting date as well, unless you have revoked your proxy prior to the new meeting date.

Changing Your Vote . . . . Subject to any rules your broker, bank or other nominee may have, you can change your vote or revoke your proxy before the Annual Meeting.

If you are a registered stockholder, you may change your vote by:

- entering a new vote via the Internet or by telephone by 11:59 p.m. Eastern Time on April 24, 2024; or

- virtually attending the Annual Meeting and voting.

If you are a registered stockholder, you may also revoke your proxy by providing our Corporate Secretary with a written notice of revocation prior to your shares being voted at the Annual Meeting. Such written notice of revocation should be hand delivered to our Corporate Secretary or mailed to and received by Rambus prior to the Annual Meeting at 4453 North First Street, Suite 100, San Jose, California 95134, Attention: Corporate Secretary.

If you are a street name stockholder, you may change your vote by:

- submitting new voting instructions to your broker, bank or other nominee pursuant to instructions provided by such broker, bank or other nominee; or

- virtually attending the Annual Meeting and voting (to do so, you must have obtained a "legal proxy" from your broker, bank or other nominee giving you the right to vote your shares).

If you are a street name stockholder, you must contact your broker, bank or other nominee that holds your shares to find out how to revoke your proxy.

Cost of this Proxy Solicitation . . . . We will bear the cost of this proxy solicitation. In addition to soliciting proxies by mail, our directors, officers and employees may solicit proxies in person or by telephone. None of these individuals will receive any additional or special compensation for doing this, but they may be reimbursed for reasonable out-of-pocket expenses. We have also hired Alliance Advisors LLC ("Alliance Advisors") to help us solicit proxies from brokers, banks, nominees and other institutional stockholders. We expect to pay Alliance Advisors a fee of up to approximately $21,000 for its services, and we will reimburse certain of its out-of-pocket expenses.

Meeting Quorum	The Annual Meeting will be held if a majority of our shares of common stock issued and outstanding and entitled to vote are represented at the Annual Meeting (virtually or by proxy). If a quorum is not present during the Annual Meeting, the chairperson of the Annual Meeting or the stockholders entitled to vote at the Annual Meeting, virtually present or represented by proxy, will have the power to adjourn the meeting until a quorum is present.

Our Voting Recommendations . . . When proxies are properly dated, executed and returned, the shares represented by such proxies will be voted during the Annual Meeting in accordance with the directions of the stockholder. However, if no specific instructions are given, the shares will be voted in accordance with the following recommendations of our Board of Directors:

- "FOR" the election of Charles Kissner, Meera Rao, Necip Sayiner, and Luc Seraphin as Class I directors;

- "FOR" the ratification of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2024; and

- "FOR" the advisory vote to approve named executive officer compensation;

Abstentions and Broker Non-Votes . . . . We treat shares that are voted "ABSTAIN" during the meeting or by proxy as being present for purposes of determining whether or not a quorum is present during the Annual Meeting.

In the election of directors, any abstentions in respect of a nominee will not impact the election of that nominee. In tabulating the voting results for the election of directors, only "FOR" and "AGAINST" votes are counted.

For Proposals Two and Three, an "ABSTAIN" vote is the same as voting against the Proposal.

If you hold your common stock through a broker, bank or nominee, the broker, bank or nominee may be prevented from voting these shares on non-routine matters (a "broker non-vote") unless you have given the broker, bank or nominee voting instructions. Thus, if you hold your common stock through a broker, bank or nominee, it is critical that you provide your broker, bank or nominee with instructions on how to vote your shares if you want your vote to count. If you hold your common stock through a broker, bank or nominee and you do not instruct your broker, bank or nominee how to vote on Proposals One or Three, we expect it will be considered a broker non-vote and, accordingly, no votes will be cast on your behalf with respect to such Proposal. Shares that are subject to a broker non-vote are counted for purposes of determining whether a quorum exists, but do not count for or against any particular proposal.

Proposal Two, Ratification of Appointment of Independent Registered Public Accounting Firm, is the only routine matter for which banks, brokers or nominees will have discretionary voting power.

Procedure for Submitting Stockholder Proposals . . . .

Stockholders may present proper proposals for inclusion in our proxy statement and for consideration at the next annual meeting of stockholders by submitting their proposals in writing to our Corporate Secretary in a timely manner. Stockholder proposals must comply with the requirements of Rule 14a-8 under the Securities Exchange Act regarding the inclusion of stockholder proposals in company-sponsored proxy materials.

To be timely for our annual meeting of stockholders in 2025, a stockholder proposal made pursuant to Rule 14a-8 must be received by the Company's Secretary at the principal executive offices of the Company not later than November 8, 2024.

Procedure for Submitting Stockholder Nominations . . . .

Our bylaws also establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders but do not intend for the proposal to be included in our proxy statement.

Our bylaws provide that the only business that may be conducted at an annual meeting is business that is brought (A) pursuant to our proxy materials with respect to such meeting, (B) by or at the direction of the Board of Directors, or (C) by a stockholder of the Company who (1) is a stockholder of record both at the time of giving notice of such business and on the record date for the determination of stockholders entitled to vote during the annual meeting and (2) has timely complied in proper written form with the notice procedures set forth in our bylaws.

To be timely for our annual meeting of stockholders in 2025, a stockholder proposal not made pursuant to Rule 14a-8 must be received by the Company's Secretary at the principal executive offices of the Company:

- not earlier than December 23, 2024; and
- not later than January 22, 2025.

In the event we hold our 2025 annual meeting of stockholders more than 30 days prior to or more than 60 days after the one-year anniversary of the date of this year's annual meeting, then notice of a stockholder proposal not intended to be included in our proxy statement must be received no earlier than the close of business on the 120th day before such annual meeting and no later than the close of business on the later of the following two dates:

- the 90th day prior to such annual meeting; or
- the 10th day following the day on which public announcement of the date of such annual meeting is first made.

Any notice of proposed business must contain specific information concerning the matters to be brought before the meeting in accordance with our bylaws. We urge you to read our bylaws in full in order to understand the requirements of bringing a proposal or nomination. If a notice containing all the required information is not timely delivered, your proposal will not be presented.

All notices of proposals by stockholders, whether or not they are intended to be included in our proxy materials, should be sent to Rambus Inc., 4453 North First Street, Suite 100, San Jose, California 95134, Attention: Corporate Secretary/General Counsel.

Availability of Bylaws . . . . A copy of the full text of the bylaw provisions relating to our advance notice procedures may be obtained by writing to our Corporate Secretary/General Counsel or by accessing a copy of our bylaws, which are publicly available at *http://www.sec.gov/*.

Communication with the Board of Directors . . . . Our Board of Directors may be contacted by writing to them via mail at Board of Directors, Rambus Inc., 4453 North First Street, Suite 100, San Jose, California 95134. If you wish to contact our Board of Directors or any member of the Audit Committee to report questionable accounting or auditing matters, you may do so anonymously by using this mailing address and designating the communication as "confidential."

Our process for handling communications to our Board of Directors is as follows:

Any stockholder communications that our Board of Directors receives will first go to our Corporate Secretary/General Counsel, who will log the date of receipt of the communication as well as (for non-confidential communications) the identity of the correspondent in our stockholder communications log. Unless the communication is marked "confidential," our Corporate Secretary/General Counsel will review, summarize and, if appropriate, draft a response to the communication. The summary and response will become part of the stockholder communications log that our Corporate Secretary/General Counsel maintains with respect to all stockholder communications. Our Corporate Secretary/General Counsel will then forward the stockholder communication to the member(s) of our Board of Directors (or committee chair, if the communication is addressed to a committee) for review.

Any stockholder communication marked "confidential" will be logged by our Corporate Secretary/General Counsel as "received" but will not be reviewed, opened or otherwise held by our Corporate Secretary/General Counsel. Such confidential correspondence will be forwarded to the addressee(s).

Annual Meeting Attendance . . . . . Members of our Board of Directors are encouraged but not required to attend the virtual Annual Meeting. The 2023 Annual Meeting of Stockholders was attended virtually by all members of our Board of Directors who were members at the time of the meeting.

"Householding" of Proxy Materials . . . . The Securities and Exchange Commission (the "SEC") has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is

6

commonly referred to as "householding," potentially provides extra convenience for stockholders and cost savings for companies. The Company and some brokers household proxy materials, delivering a single proxy. Upon written or oral request, we will deliver promptly a separate copy of our proxy materials to any stockholder at a shared address to which we delivered a single copy of any of these materials. If your proxy statement is being householded and you would like to receive separate copies, or if you are receiving multiple copies and would like to receive a single copy, please contact Investor Relations at Rambus Inc., 4453 North First Street, Suite 100, San Jose, California 95134, Attention: Corporate Secretary, or ir@rambus.com, or place a collect call to the Company, at (408) 462-8000, and direct the call to Investor Relations.

Delivery of Proxy Materials . . . . . . To receive current and future proxy materials, such as annual reports, proxy statements and proxy cards, in either paper or electronic form, please contact Investor Relations at ir@rambus.com or *https://investor.rambus.com/investor-home/default.aspx,* or place a collect call to the Company, at (408) 462-8000, and direct the call to Investor Relations.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD VIRTUALLY ON APRIL 25, 2024

The Proxy Statement and Form 10-K are available at *http://www.proxyvote.com*. You are encouraged to review all of the important information contained in the proxy materials before voting.

PROPOSAL ONE
ELECTION OF DIRECTORS

As of the date of this proxy statement, our Board of Directors is composed of seven members who are divided into two classes with overlapping two-year terms. At each annual meeting of stockholders, a class of directors is elected for a term of two years to succeed those directors whose terms expire on the annual meeting date. A director serves in office until his or her respective successor is duly elected and qualified or until his or her earlier death or resignation. Any additional directorships resulting from an increase in the number of directors will be distributed among the two classes so that, as nearly as possible, each class will consist of an equal number of directors. Any vacancy occurring mid-term will be filled by a majority of the other current members of the Board of Directors. There is no family relationship between any of our directors. As of the date of this proxy statement, we have three Class II directors and four Class I directors.

Nominees	Four Class I directors are to be elected during the Annual Meeting for a two-year term ending in 2026. Based on the recommendation of our Corporate Governance/Nominating Committee, our Board of Directors has nominated Charles Kissner, Meera Rao, Necip Sayiner, and Luc Seraphin for election as Class I directors.
	If any of these persons nominated by the Board of Directors is unable or declines to serve as a director at the time of the Annual Meeting, proxies will be voted for a substitute nominee or nominees designated by the Board of Directors.
Vote Required	The Company's bylaws provide that in uncontested elections, nominees will be elected to the Board of Directors if the votes cast for a nominee's election exceed the votes cast against such nominee's election. The Board of Directors, after taking into consideration the recommendation of the Corporate Governance/Nominating Committee of the Board of Directors, will determine whether or not to accept the pre-tendered resignation of any nominee for director, in an uncontested election, who receives a greater number of votes "AGAINST" his or her election than votes "FOR" such election. There are no cumulative voting rights in the election of directors. Stockholders as of the Record Date may vote their shares for or against some, all or none of the Class I nominees.
	In the election of directors, any abstentions or broker non-votes in respect of a nominee will not impact the election of that nominee. In tabulating the voting results for the election of directors, only "FOR" and "AGAINST" votes are counted.
Recommendation of the Board of Directors	**The Board unanimously recommends that you vote "FOR" the election to the Board of Directors each of our Class I nominees: Charles Kissner, Meera Rao, Necip Sayiner, and Luc Seraphin.**
Information About Nominees and Other Directors	The members of our Board of Directors have deep executive and board leadership experience derived from their respective tenures as executives and directors of technology companies of various sizes. The following table contains information regarding the Class I nominees and other directors as of March 8, 2024. This information includes the specific experience, qualifications, attributes, and skills that led to our Board of Directors' conclusion that the person should be nominated to serve as a director.

Nominees for Class I Directors

Name	Age	Principal Occupation and Business Experience
Charles Kissner	76	Mr. Kissner has served as a director since July 2012. Mr. Kissner also currently serves as Chair of our Board of Directors and as a member of our Audit Committee, Corporate Governance/Nominating Committee and chair of our Cyber Risk Committee. Mr. Kissner currently serves as chief executive officer of Digital Pillars, a private information systems company. From April 2013 to September 2017, Mr. Kissner served as Chairman of the Board of ShoreTel Inc., a business communications systems company acquired by Mitel Networks Corporation. He joined ShoreTel as a director in April 2006, where he also served on the Nominating and Governance Committee, Audit Committee and Compensation and Human Resources Committee. From January 2007 to February 2015, he was Chairman of Aviat Networks and from June 2010 to July 2011, Mr. Kissner was Chairman and CEO. From 2010 to 2015, he served on the board of Meru Networks, a technology leader in the enterprise wireless systems market, where he also served on the Audit Committee and Compensation and Human Resources Committee. From 1995 to 2006, he served as Chairman and CEO of Stratex Networks, a global provider of wireless transmission solutions. Mr. Kissner previously was Vice President and General Manager of M/A-COM, Inc., a manufacturer of radio and microwave communications semiconductors and systems, President and CEO of Aristacom International, a communications software company, Executive Vice President of Fujitsu Network Switching, Inc., and held a number of executive positions at AT&T. He has also served on a number of other public and private boards, including Spectrian Corp. (sold to REMEC) and Quickturn Design Systems (sold to Cadance Design Systems) as well as not-for-profit boards such as Avenidas, the NPR Foundation, Angel Flight, Inc and KQED Public Media. Mr. Kissner holds a Bachelor of Science degree from California State Polytechnic University and a Master of Business Administration degree from Santa Clara University.
		Mr. Kissner's experience as a director and executive of wireless technology and networking companies and his years of business and leadership experience led the Board of Directors to conclude that he should serve as a director.
Necip Sayiner	58	Dr. Sayiner has served as a director since October 2019. Dr. Sayiner currently serves as the chair of our Corporate Development Committee and member of our Compensation and Human Resources Committee. He was most recently the executive vice president of Renesas Electronics Corporation from February 2017 to March 2019 and the president of Renesas Electronics America from July 2017 to March 2019. Previously, he was the president, chief executive officer and a director of Intersil Corporation, a leading provider of innovative power management and precision analog solutions, from March 2013 until its acquisition by Renesas Electronics Corporation in February 2017. Prior to Intersil, from September 2005 to April 2012, he served as president and chief executive officer, and director of Silicon Laboratories, a fabless semiconductor company engaged in the design of analog-intensive, mixed signal

Name	Age	Principal Occupation and Business Experience

integrated circuits. Dr. Sayiner served as Chairman of the Semiconductor Industry Association, or SIA, from December 2015 to November 2016 and as Vice Chairman from November 2014 to December 2015. Dr. Sayiner was initially appointed to the Board of the SIA in September 2013. As of February 2024, he also serves on the board of directors and as a member of the Compensation Committee and Technology Committee of Axcelis Technologies, Inc., a supplier to the semiconductor manufacturing industry. He previously served on the board of directors of Power Integrations, a semiconductor manufacturing company from April 2018 to May 2023. Dr. Sayiner holds a doctoral degree in Electrical Engineering from the University of Pennsylvania, a Master of Science degree in Engineering from Southern Illinois University, along with a Bachelor of Science degree in Electrical and Electronics Engineering and a Bachelor of Science degree in Physics from Bosphorus University in Turkey.

Dr. Sayiner's experience as a chief executive officer and extensive engineering experience, along with his deep knowledge of the semiconductor industry and with his proven track records of successfully increasing company revenue growth and profitability, led the Board of Directors to conclude that he should serve as a director.

Luc Seraphin 60   Mr. Seraphin is President and Chief Executive Officer of Rambus Inc. With over 30 years of experience managing global businesses, Mr. Seraphin brings the overall vision and leadership necessary to drive future growth for the company. Prior to this role, Mr. Seraphin was the Senior Vice President and General Manager of the Memory and Interface Division, leading the development of the company's innovative memory architectures and high-speed serial link solutions. Mr. Seraphin also served as the Senior Vice President of Worldwide Sales and Operations where he oversaw sales, business development, customer support and operations across the various business units within Rambus. Mr. Seraphin started his career as a field application engineer at NEC and later joined AT&T Bell Labs, which became Lucent Technologies and Agere Systems (now Broadcom Inc.). During his 18 years at Agere, Mr. Seraphin held several senior positions in sales, marketing and general management, culminating in his last position as Executive Vice President and General Manager of the Wireless Business Unit. Following this, Mr. Seraphin held the position of General Manager of a GPS startup company in Switzerland and was Vice President of Worldwide Sales and Support at Sequans Communications. During his career, Mr. Seraphin has advised and supported companies in both the product and IP markets. Mr. Seraphin holds a bachelor's degree in Mathematics and Physics and a master's degree in Electrical Engineering from Ecole Superieure de Chimie, Physique, Electronique, based in Lyon, France where he majored in Computer Architecture. Mr. Seraphin also holds an MBA from the University of Hartford and has completed the senior executive program of Columbia University and the Stanford Directors' Consortium.

Mr. Seraphin's experience as a semiconductor and technology industry executive and his years of experience with the Company led the Board of Directors to conclude that he should serve as a director.

Name	Age	Principal Occupation and Business Experience
Meera Rao	63	Ms. Rao has served as a director since August 2019. Ms. Rao currently serves as the chair of our Audit Committee and a member of our Cyber Risk Committee. Ms. Rao also serves on the board of Impinj, Inc., a manufacturer of radio-frequency identification devices and software, where she also serves on the Nominating and Corporate Governance Committee and as Chairperson of the Audit Committee. She has held several senior executive positions, most recently from January 2011 to March 2016 as Chief Financial Officer at Monolithic Power Systems, a leading company in high-performance analog solutions, and as VP Finance from January 2009 to December 2010. Prior to Monolithic Power Systems, Ms. Rao has held various executive roles at leading technology companies, including Integration Associates Inc. from 2004 to 2006, Atrica from 2002 to 2003, Raza Foundries from 2000 to 2002, NVIDIA from February 1998 to May 1999 and AMD from 1988 to 1998. Ms. Rao holds a master's degree in business administration from the University of Rochester in New York.

Ms. Rao's experience as a semiconductor and technology industry executive and her years of finance and operations experience led the Board of Directors to conclude that she should serve as a director.

Class II Directors

Name	Age	Principal Occupation and Business Experience
Emiko Higashi	65	Ms. Higashi has served as a director since May 2017. Ms. Higashi currently serves as the chair of our Corporate Governance/Nominating Committee and member of our Corporate Development Committee. Ms. Higashi is a founder of Tohmon Capital Partners, LLC (formerly Tomon Partners, LLC), a strategy and M&A advisory firm based in San Francisco and primarily serving companies in technology and healthcare-related fields since 2003. Ms. Higashi also serves on the boards of One Equity Partners Open Water I Corp (OEPW.U), where she also serves on the Audit Committee, as Chair of the Compensation Committee and Nomination Committee; Takeda Pharmaceutical Company Ltd. (TSE/NYSE), where she also serves on the Compensation Committee and Audit Supervisory Committee; and KLA Inc. (Nasdaq), where she also serves on the Audit Committee. Ms. Higashi also served as a director on the board of InvenSense, Inc. until May 2017. Prior to Tohmon Capital Partners, she was a co-founder and Chief Executive Officer of Gilo Ventures, a technology-focused venture capital firm, from 2000 to 2002. Before that, Ms. Higashi spent 15 years in investment banking. After beginning her investment banking career at Lehman Brothers from 1985 to 1988, Ms. Higashi was a founding member of Wasserstein Perella & Co. and the head of that firm's technology M&A business from 1988 to 1994, and subsequently served as a managing director in charge of Merrill Lynch's global technology M&A practice from 1994 until 2000. Prior to her investment banking career, Ms. Higashi spent two years as a consultant at McKinsey & Co. in Tokyo, Japan. She has also served on a number of other public and private boards. Ms. Higashi holds a B.A. from International Christian University in Tokyo, and an M.B.A. from Harvard Business School.

Name	Age	Principal Occupation and Business Experience

Ms. Higashi's experience in investment banking and finance, as a director of several publicly traded companies, and as a founder and partner of a venture capital firm, led the Board of Directors to conclude that she should serve as a director.

Steven Laub 65

Mr. Laub has served as a director since April 2022. He currently serves as a member of our Audit Committee, Compensation and Human Resources Committee, and Corporate Development Committee. He is an accomplished executive with over 25 years of semiconductor industry leadership experience. Prior to serving on the Advisory board at IPV Capital, a semiconductor private equity firm, from 2017 to 2020, Mr. Laub served as president, chief executive officer and member of the board of directors at Atmel Corporation, a leader in microcontroller, automotive and memory solutions, from 2006 until its acquisition in 2016. While at Atmel, he also served as a board member of the Semiconductor Industry Association (SIA) from 2011 to 2016. Prior to Atmel, he served as the Executive Chairman of Teridian Semiconductor, a provider of mixed-signal ICs focused on the energy management and communications markets, from 2005 to 2006. Mr. Laub served as president, chief executive officer and board member of Silicon Image, a leading provider of multimedia connectivity solutions, from 2004 to 2005. He also served in executive management positions including as president, chief operating officer and board member at Lattice Semiconductor Corporation, a leading provider of low power, field-programmable gate arrays, from 1990 to 2003. Prior to his semiconductor career, Mr. Laub was a Vice President and Partner at Bain and Company, a global strategy consulting firm. He has also served on several not-for-profit boards focused on the education sector, and currently is a board member at Heterodox Academy. Mr. Laub holds a Bachelor of Arts in Economics from the University of California, Los Angeles, and a Juris Doctor from the Harvard Law School.

Mr. Laub's experience as chief executive officer of semiconductor companies and as an experienced business leader led the Board of Directors to conclude that he should serve as a director.

Eric Stang 64

Mr. Stang has served as a director since July 2008 and served as Chairman of the Board from March 2013 to June 2019. Mr. Stang serves as chair of our Compensation and Human Resources Committee and member of our Corporate Governance/Nominating Committee. Mr. Stang currently serves as chairman, president and chief executive officer of Ooma, Inc., a cloud-based communications and connected services public company. He has held the position of Chairman since December 2014 and the positions of president, chief executive officer and director since January 2009. Prior to joining Ooma, Mr. Stang served as a director, chief executive officer and president of Reliant Technologies, Inc., a developer of medical technology solutions for aesthetic applications, from 2006 to 2008. Mr. Stang previously served as chief executive officer and president of Lexar Media, Inc., a provider of solid-state memory products from 2001 to 2006 and chairman from 2004 to 2006. From September 2013 until May 2017, he served on the board of InvenSense, Inc. and from December 2008 to January 2014 he served on the board of Solta

Name	Age	Principal Occupation and Business Experience

Medical. Mr. Stang also serves on the boards of private and nonprofit companies. Mr. Stang holds an A.B. in Economics from Stanford University and M.B.A. from the Harvard Business School.

Mr. Stang's experience as chief executive officer of high technology companies, his prior experience in the memory products market and licensing semiconductor patents, and his years of business and leadership experience led, the Board of Directors to conclude that he should serve as a director.

Corporate Governance

Board of Directors Meetings and Committees . . . . Our Board of Directors held a total of nine meetings during 2023. During 2023, each member of our Board of Directors attended 75% or more of the meetings of the Board of Directors and of the committees, of which she or he was a member.

Director Independence . . . . Our Board of Directors has determined that each of the following directors, constituting greater than a majority of our Board of Directors, has no material relationship with us (either directly as a partner, stockholder or officer of an organization that has a relationship with us) and is "independent" under the applicable Nasdaq and SEC rules: Emiko Higashi, Charles Kissner, Steven Laub, Meera Rao, Necip Sayiner and Eric Stang.

Six of Seven Directors are Independent



Our Directors Terms Vary



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Currently, each of the committees of our Board of Directors is composed of independent directors as follows:

Audit Committee:	Meera Rao (Chair) Charles Kissner Steven Laub
Compensation and Human Resources Committee:	Eric Stang (Chair) Steven Laub Necip Sayiner
Corporate Governance/ Nominating Committee:	Emiko Higashi (Chair) Charles Kissner Eric Stang
Corporate Development Committee:	Necip Sayiner (Chair) Emiko Higashi Steven Laub
Cyber Risk Committee:	Charles Kissner (Chair) Meera Rao

Director Qualifications . . . . Except as may be required by rules promulgated by Nasdaq or the SEC, there are currently no specific, minimum qualifications that must be met by each candidate for our Board of Directors, nor are there any specific qualities or skills that are necessary for one or more of the members of our Board of Directors to possess. The Corporate Governance/ Nominating Committee considers a number of factors in its assessment of the appropriate skills and characteristics of members of the Board of Directors, as well as the composition of the Board of Directors as a whole. These factors include the members' qualification as independent, as well as consideration of judgment, character, integrity, diversity, skills, and experience in such areas as operations, technology, finance, and the general needs of the Board of Directors and such other factors as the Corporate Governance/Nominating Committee may consider appropriate. The Corporate Governance/Nominating Committee does not have a formal policy with respect to diversity. However, the Board of Directors and the Corporate Governance/Nominating Committee believe that it is essential that the members of the Board of Directors represent diverse viewpoints. In considering candidates for the Board of Directors, the Board of Directors and the Corporate Governance/ Nominating Committee consider the entirety of each candidate's credentials in the context of the factors mentioned above. As shown below in the board diversity matrix, the Company is currently in compliance with the diversity requirements of Nasdaq Rule 5605(f) and Sections 301.3 and 301.4 of the California Corporations Code.

Our directors have deep executive and board leadership experience from tenures at diverse technology companies of various sizes:

Our directors and nominees possess a broad range of experience, as follows:

Board Member or Nominee	Select Experience
Charles Kissner (Board member since 2012) Non-Executive Chairman	• Currently serves as chief executive officer of Digital Pillars • Previously Chairman of the Board at ShoreTel, Inc. and Chairman and CEO of Aviat Networks, Stratex Networks, and President and CEO of Aristacom International
Emiko Higashi (Board member since 2017)	• Currently founder and managing director of Tohmon Capital Partners • Previously co-founder and CEO of Gilo Ventures
Steven Laub (Board member since 2022)	• Currently serves as a director at Heterodox Academy • Previously served on Advisory board at IPV Capital • Previously served as Director, President, CEO of Atmel Corporation; board member of Semiconductor Industry Association; Executive Chairman of Teridian Semiconductor; Director, President, CEO of Silicon Image; Director and President of Lattice Semiconductor Corporation • Previously served as Vice President and Partner at Bain and Company
Meera Rao (Board member since 2019)	• Currently serves as a director at Impinj, Inc. • Previously CFO of Monolithic Power Systems; VP, Finance of Monolithic Power Systems
Necip Sayiner (Board member since 2019)	• Currently serves as a director at Axcelis Technologies, Inc. • Previously served as a director at Power Integrations, Inc. • Previously served as Executive Vice President and General Manager of Renesas Electronics Corporation • Previously served as President and Chief Executive Officer of Intersil Corporation and Silicon Laboratories
Luc Seraphin (Board member since 2018) CEO	• Previously Interim CEO; SVP and GM, Memory and Interface Division; and SVP Worldwide Sales and Operations
Eric Stang (Board member since 2008)	• Currently Chairman, President & CEO of Ooma, Inc. • Previously Director, CEO, and President of Reliant Technologies; Director, Chairman, CEO and President of Lexar Media •

Board Diversity . . . . The Corporate Governance/Nominating Committee is committed to continuing to identify and recruit highly qualified director candidates with diverse experiences, perspectives, and backgrounds to join our Board of Directors. The table below provides certain information regarding the composition of our Board of Directors. Each of the categories listed in the below table has the meaning as it is used in Nasdaq Rule 5605(f).

Board Diversity Matrix								
	As of December 31, 2023				As of December 31, 2022			
Total Number of Directors	7				9			
	Female	Male	Non-Binary	Did Not Disclose Gender	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity								
Directors	2	5	—	—	3	6	—	—
Part II: Demographic Background								
African American or Black	—	—	—	—	—	—	—	—
Alaskan Native or Native American	—	—	—	—	—	—	—	—
Asian	2	—	—	—	2	1	—	—
Hispanic or Latinx	—	—	—	—	—	—	—	—
Native Hawaiian or Pacific Islander	—	—	—	—	—	—	—	—
White	—	4	—	—	1	4	—	—
Two or More Races or Ethnicities . . .	—	1	—	—	—	1	—	—
LGBTQ+	—				—			
Did Not Disclose Demographic Background	—				—			

Corporate Governance Principles	We are committed to maintaining the highest standards of business conduct and corporate governance, which we believe are essential to running our business efficiently, serving our stockholders' interests and maintaining our integrity in the marketplace. We have adopted a code of business conduct and ethics that applies to all of our directors, officers and employees, known as the Code of Business Conduct and Ethics. The Code of Business Conduct and Ethics is available on our website at *https://investor.rambus.com/corporate-governance/governance-documents/default.aspx*. We will post amendments to our Code of Business Conduct and Ethics on the same website.
Executive Sessions of the Independent Directors Committees of the Board of Directors	It is the policy of the Board of Directors to have executive sessions of the independent directors at which only independent directors are present, typically in conjunction with the regularly scheduled meetings of the Board of Directors.

During 2023, our Board of Directors had five standing committees:

- an Audit Committee,

- a Compensation and Human Resources Committee,

- a Corporate Governance/Nominating Committee,

- a Corporate Development Committee, and

- a Cyber Risk Committee.

The following describes each standing committee, its function, its membership, and the number of meetings held during 2023.

Each of the standing committees operates under a written charter adopted by our Board of Directors. All of the current committee charters are available on our website at *https://investor.rambus.com/corporate-governance/governance-documents/default.aspx.*

Audit Committee	Currently, the Audit Committee is composed of Meera Rao (Chair), Charles Kissner, and Steven Laub. The Audit Committee oversees our corporate accounting and financial reporting processes and internal control over financial reporting, as well as our internal and external audits. The Audit Committee held 10 meetings during 2023. Its duties include:

- Reviewing our accounting and financial reporting processes and internal control over financial reporting;

- Providing oversight and review at least annually of our risk management policies, including our investment policy;

- Retaining the independent registered public accounting firm, approving their fees, and providing oversight of communication with them;

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- Reviewing the plans, findings and performance of our internal auditors;

- Reviewing our annual and quarterly financial statements and related disclosure documents; and

- Overseeing special investigations into financial and other matters, as necessary.

Our Board of Directors has determined that each member of the Audit Committee is an "audit committee financial expert," that each member is "financially sophisticated" and is able to read and understand fundamental financial statements, each as required by Nasdaq. No member of the Audit Committee has a material relationship with us (either directly or as a partner, stockholder or officer of an organization that has a relationship with us) and each member of the Audit Committee satisfies the independence requirements for Audit Committee membership under the applicable Nasdaq and SEC rules.

The Audit Committee's role is detailed in the Audit Committee Charter, which is available on our website at *https://investor.rambus.com/corporate-governance/governance-documents/default.aspx.*

Compensation and Human Resources Committee . . . . Currently, the Compensation and Human Resources Committee is composed of Eric Stang (Chair), Steven Laub, and Necip Sayiner. Mr. Laub has served on the Compensation and Human Resources Committee since March 8, 2023.

Our Board of Directors has determined that each of Messrs. Stang, Laub, and Sayiner are independent under the rules for Compensation and Human Resources Committee independence under the applicable Nasdaq and SEC rules. The Compensation and Human Resources Committee reviews and determines all forms of compensation, including base compensation, bonuses, and stock compensation, to be provided to our executive officers (including the named executive officers) and directors of Rambus. The Compensation and Human Resources Committee held 12 meetings during 2023. Its duties include:

- Annually reviewing and approving the Chief Executive Officer ("CEO") and other executive officers' compensation in the context of their performance, which includes reviewing and approving their annual base salary, annual incentive bonus (including the specific goals, targets, and amounts), equity compensation, any employment agreements, and any other benefits, compensation or arrangements, as applicable;

- Administering our equity incentive plans pursuant to the terms of such plans and the authority delegated by our Board of Directors, including: granting awards of stock options, performance shares, performance units, stock appreciation rights, restricted stock, restricted stock units ("RSUs") or other equity compensation to individuals eligible for such grants and amending such awards following their grant; amending the plans; and delegating to appropriate executive officers of the Company the ability to grant awards to non-executive officer employees of the Company pursuant to specific guidelines;

- Adopting, amending and overseeing the administration of our significant employee benefits programs;

- Reviewing external surveys to establish appropriate ranges of compensation;

- Retaining and terminating any compensation consultant to assist in the evaluation of CEO or executive officer or director compensation, and approving the consultant's fees and other terms of service, as well as obtaining advice and assistance from internal or external legal, accounting or other advisors;

- Overseeing the Company's processes for identifying and managing risks arising from its compensation policies and practices and from other human resources matters, reviewing and discussing with management the risks that are reasonably likely to have a material adverse effect on the Company, and reporting to the Board regarding these matters; and

- Conducting an annual assessment of the Company's engagement with compensation consultants retained by the Board and/or management, as applicable, including the nature and extent of services provided, the amount of fees paid and who made or recommended the decision to retain the compensation consultants.

The Compensation and Human Resources Committee used Farient Advisors LLC ("Farient") in 2023 to assist in evaluating executive and director compensation and has determined that Farient is an independent consultant under applicable Nasdaq and SEC rules.

A detailed description of the processes and procedures of the Compensation and Human Resources Committee for considering and determining executive and director compensation, including the role of Farient, is provided in the "Executive Compensation" section of this proxy statement.

The Compensation and Human Resources Committee's role is detailed in the Compensation and Human Resources Committee Charter, which is available on our website at *https://investor.rambus.com/corporate-governance/governance-documents/default.aspx*.

Compensation and Human Resources Committee Interlocks and Insider Participation . . . . . .   None of the members of our Compensation and Human Resources Committee is or has ever been an officer or employee of Rambus. None of our executive officers currently serves, or in the past year has served, as a member of the board or compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board) of any entity that has one or more executive officers serving on our Board of Directors or Compensation and Human Resources Committee. Please see the Compensation Discussion and Analysis section of this Proxy Statement for further discussion.

**Corporate Governance /
Nominating Committee** . . . .   Currently, the Corporate Governance/Nominating Committee is composed of Emiko Higashi (Chair), Charles Kissner and Eric Stang. Our Board of Directors has determined that each of Ms. Higashi and Messrs. Kissner and Stang are "independent" under applicable Nasdaq and SEC rules. The Corporate Governance/Nominating Committee held six meetings during 2023.

The Corporate Governance/Nominating Committee recommends and approves Rambus' Corporate Governance Guidelines. Its duties include:

- Evaluating and making recommendations to the Board of Directors concerning the appointment of directors to committees of the Board of Directors and the selection of committee chairs;

- Identifying best practices and recommending corporate governance principles;

- Overseeing the evaluation of the Board of Directors; and

- Proposing the slate of nominees for election to the Board of Directors.

The Corporate Governance/Nominating Committee's role is detailed in the Corporate Governance/Nominating Committee Charter which is available on our website at *https://investor.rambus.com/corporate-governance/ governance-documents/default.aspx.*

**Corporate Development
Committee** . . . .   Currently, the Corporate Development Committee is composed of Necip Sayiner (Chair), Emiko Higashi, and Steven Laub. The Corporate Development Committee held two meetings during 2023. The duties of the Corporate Development Committee include:

- Working with management to review and consider potential strategic transactions that are consistent with our growth strategy;

- Reviewing and advising management with respect to our growth strategy; and

- Acting as the liaison to the Board of Directors in connection with the Committee's and management's activities in this regard.

The Corporate Development Committee's role is detailed in the Corporate Development Committee Charter which is available on our website at *https://investor.rambus.com/corporate-governance/governance-documents/ default.aspx.*

| **Cyber Risk Committee** . . . . | Currently, the Cyber Risk Committee is composed of Charles Kissner (Chair) and Meera Rao. Mr. Saraf was the chair of the Cyber Risk Committee until his resignation from the Board of Directors on March 1, 2023. Ms. Rao has served on the Cyber Risk Committee since March 8, 2023. The Cyber Risk Committee held four meetings during 2023. The duties of the Cyber Risk Committee include: |

- overseeing the systems, controls and procedures used by the Company and business partners engaged by the Company to collect, create, use, maintain, process and protect personal information and/or any information or assets of the Company's customers, employees and business partners (collectively, "Company Information Assets");

- overseeing policies, procedures, plans and execution intended to provide security, confidentiality, availability and integrity of Company Information Assets;

- overseeing the quality and effectiveness of the Company's policies and procedures with respect to its information technology systems, including enterprise cybersecurity and privacy;

- reviewing and providing oversight on the policies and procedures of the Company in preparation for responding to any data security incidents as well as reviewing with management the root cause of and remediation efforts with respect to all material cybersecurity incidents;

- reviewing periodically with management the Company's disaster recovery, business continuity, and business resiliency capabilities;

- overseeing the Company's management of internal and external risks related to its information technology systems and processes, including encryption, network security, data security, risk management frameworks, and any internal or third-party audits of such systems and processes; and

- reviewing with management the quality and effectiveness of IT systems and processes that relate to the Company's internal access control systems, including physical, organizational, and technical security.

The Cyber Risk Committee's role is detailed in the Cyber Risk Committee Charter which is available on our website at *https://investor.rambus.com/corporate-governance/governance-documents/default.aspx*.

| **Identifying and Evaluating Nominees for Directors** . . . . | The Corporate Governance/Nominating Committee utilizes a variety of methods for identifying and evaluating nominees for director, including those discussed in the "Director Qualifications" section of this proxy statement. In the event that vacancies on the Board of Directors are anticipated, or otherwise arise, the committee will consider various potential candidates for director. Candidates may come to the attention of the committee through current members of the Board of Directors, professional search firms, stockholders or other persons. The Corporate Governance/Nominating Committee has from time to time retained third parties to whom a fee is paid to assist it in identifying or evaluating potential director nominees. |

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Stockholders may propose director candidates for general consideration by the Corporate Governance/Nominating Committee by submitting to the Corporate Secretary/General Counsel of the Company, in proper written form, the individual's name, qualifications, and the other information required by our bylaws for stockholder nominations submitted as set forth above in "Procedure for Submitting Stockholder Nominations." The Corporate Governance/Nominating Committee will evaluate any candidates recommended by stockholders against the same criteria and pursuant to the same policies and procedures applicable to the evaluation of candidates proposed by directors or management.

Majority Voting Policy . . . .

In accordance with our bylaws and our Corporate Governance Guidelines, in an uncontested election of directors, a nominee for director must receive more votes cast for than against his or her election or reelection in order to be elected or reelected to the Board of Directors. The Board of Directors expects a director to tender his or her resignation if he or she fails to receive the required number of votes for reelection. The Board of Directors nominates for election or reelection as director only candidates who agree to tender, promptly following the stockholders' meeting at which they are elected or reelected as director, irrevocable resignations that will be effective upon (i) the failure to receive the required vote at the next stockholders' meeting at which they face reelection and (ii) Board of Directors' acceptance of such resignation. In addition, the Board of Directors fills director vacancies and new directorships only with candidates who agree to tender, promptly following their appointment to the Board of Directors, the same form of resignation tendered by other directors in accordance with this policy. If an incumbent director fails to receive the required vote for reelection, the Corporate Governance/ Nominating Committee will act on an expedited basis to determine whether to accept or reject the director's resignation or whether other action should be taken, and will submit such recommendation for prompt consideration by the Board of Directors. The Board of Directors expects a director whose resignation is under consideration to abstain from participating in any decision regarding that resignation. The Corporate Governance/Nominating Committee and the Board of Directors may consider any factors they deem relevant in deciding whether to accept or reject a director's resignation or whether other appropriate action should be taken.

Board Leadership Structure . . .

Our Corporate Governance Guidelines require that the Chairperson of the Board not be the CEO of the Company. In addition, while the Chairperson works closely with the CEO and other members of our management, the Chairperson is not part of management and does not have an operating role or responsibilities. The Board of Directors considers it useful and appropriate to designate a Chairperson to act as the presiding director at Board of Directors meetings, to call and organize such meetings and manage the agenda thereof, and to manage the affairs of the Board of Directors, including ensuring that the Board of Directors is organized properly, functions effectively, and meets its obligations and responsibilities. The Chairperson also acts as the principal contact for the CEO and other members of the Board of Directors and management, as appropriate, for matters requiring the attention of the full Board of Directors. We believe that this leadership structure is appropriate given the attention, time, effort, and energy that the CEO is required to dedicate to his position in the current business environment, and the high level of commitment required to serve as our Chairperson.

Risk Oversight	The Board of Directors plays an integral role in our risk oversight processes. The Board of Directors meets regularly to receive reports from its committees, as well as from management with respect to areas of material risk to the Company, including legal, operational, financial and strategic risks. The Cyber Risk Committee is responsible for oversight of the Company's processes to manage information security risks and cybersecurity concerns. In order to respond to the threat of security breaches and cyberattacks, the Company has taken a proactive approach to data protection that includes maintenance of an information security training program, audit and/or certification by top information security standards. The Company's general security strategy is defense-in-depth and includes sub-segmentation of internal network security for further separation of critical systems and information. The security protocol includes around the clock monitoring of Company networks and systems using commercially available tools with redundant coverage across the different tools. Further, the security team manages real time alerts, which are directed to functional experts as warranted. In addition, the Audit Committee is responsible for oversight of the Company's processes to manage financial risk and oversees and reviews at least annually our risk management policies, including our business interruption and other risk policies and our investment policies. The Compensation and Human Resources Committee oversees the Company's processes for identifying and managing risks arising from its compensation policies and practices and from other human resources matters.
Transactions with Related Persons	None except as described under "Amended Agreement with Barington" below.
Review, Approval or Ratification of Transactions with Related Persons	All of our directors and executive officers are subject to our Code of Business Conduct and Ethics, and our directors are guided in their duties by our Corporate Governance Guidelines. Our Code of Business Conduct and Ethics requires that our directors and executive officers avoid situations where a conflict of interest might occur or appear to occur. In general, our directors and executive officers should not have a pecuniary interest in transactions involving us or a customer, licensee, or supplier of the Company, unless such interest is solely a result of routine investments made by the individual in publicly traded companies. In the event that a director or executive officer is going to enter into a related party transaction with a relative or significant other, or with a business in which a relative or significant other is associated in any significant role, the director or executive officer must fully disclose the nature of the related party transaction to our Chief Financial Officer. For directors and executive officers, such related party transaction then must be reviewed and approved in advance by the Audit Committee. For other conflicts of interest that may arise, the Code of Business Conduct and Ethics advises our directors and executive officers to consult with our General Counsel.

In addition, each director and executive officer is required to complete a Director and/or Officer Questionnaire on an annual basis and upon any new appointment, and provide quarterly updates, which requires disclosure of any related-party transactions pertaining to the director or executive officer. Our Board of Directors will consider such information in its determinations of independence with respect to our directors under applicable Nasdaq and SEC rules. In order to help ensure our directors remain free from conflicts or the appearance of conflicts, our Corporate Governance Guidelines require that each director deliver an irrevocable resignation from the Board of Directors, to be effective upon the occurrence of both (i) a significant change in his or her status and appointments or positions with other companies during his or her tenure as a director on the Board of Directors, and (ii) the Board of Directors' acceptance of such resignation.

Amended Agreement with Barington . . . . On March 11, 2022, the Company entered into a letter agreement (the "Amended Agreement") that amended its March 12, 2021 agreement (the "Agreement") with Barington Companies Equity Partners, L.P. and certain other affiliated parties (collectively, "Barington"). The Amended Agreement extends the customary standstill provisions in the Agreement until April 28, 2023. The Amended Agreement is described in the Company's Form 8-K filed on March 11, 2022 and the Agreement is described in the Company's Form 8-K filed on March 16, 2021.

On December 8, 2022, the Company also entered into an agreement (the "Amended and Restated Transition Agreement") with Barington Companies Management, LLC and James Mitarotonda, which amends and restates the Director Transition and Consulting Agreement, dated March 11, 2022, with Barington and James Mitarotonda (the "Transition Agreement"). Pursuant to the terms of Amended and Restated Transition Agreement, after the conclusion of Mr. Mitarotonda's service as a director of the Company as of the Company's 2022 annual meeting of stockholders, Mr. Mitarotonda will provide consulting services to the board chair and senior management of the Company through April 28, 2023 and Barington Companies Management, LLC will be paid $230,000 cash for such services. The Transition Agreement is described in the Company's Form 8-K filed on March 11, 2022.

Forum Selection Bylaws . . . . In April 2023, the Company amended its bylaws to:

- provide that, unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware, the Company's state of incorporation, shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, stockholder, employee or agent of the Company to the Company or the Company's stockholders, (iii) any action asserting a claim against the Company or any current or former director, officer, stockholder, employee or agent of the Company arising out of or relating to any provision of the Delaware General Corporation Law or the Company's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Company or any current or former director, officer, stockholder, employee or agent of the Company governed by the internal affairs doctrine of the State of Delaware (or if the Court of Chancery in the State of Delaware lacks subject matter jurisdiction over any such action or proceeding, the sole and exclusive forum for such action or proceeding shall be another state or federal court located within the State of Delaware) ("Delaware Forum Provision"); and

- provide that, unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933 (the "Securities Act"), as amended, against any person in connection with any offering of the Company's securities ("Federal Forum Provision").

The Company believes that the Delaware Forum Provision and the Federal Forum Provision are in the best interests of the Company. The Company believes the Delaware Forum Provision may provide potential cost savings by eliminating duplicative litigation in more than one forum and will eliminate risks of unpredictable or incorrect outcomes from courts that are unfamiliar with Delaware law, or even unfamiliar with corporate law generally. Further, the Company believes that the Federal Forum Provision will reduce the risk that the Company could be involved in duplicative litigation in both state and federal courts, as well as the risk that the outcome of cases in multiple forums could be inconsistent.

The Federal Forum Provision does not specify any particular U.S. federal district court as the exclusive forum for claims under the Securities Act, so a plaintiff could select, on the basis of convenience or for other reasons, the U.S. federal district courts in any state as the forum for any such claim.

The Delaware Forum Provision and the Federal Forum Provision give the Company the flexibility to consent to an alternative forum when the Company deems it appropriate. In addition, the Company did not adopt the Delaware Forum Provision or the Federal Forum Provision in anticipation of any specific litigation confronting the Company; rather, the Delaware Forum Provision and the Federal Forum Provision were adopted on a prospective basis to help mitigate potential future harm to the Company and its shareholders.

PROPOSAL TWO
RATIFICATION OF APPOINTMENT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed KPMG LLP ("KPMG") as the independent registered public accounting firm to Rambus to audit our consolidated financial statements for the fiscal year ending December 31, 2024.

Although ratification by stockholders is not required by law, the Audit Committee has conditioned its appointment of the independent registered public accounting firm upon the receipt of the affirmative vote of a majority of the shares present and entitled to vote on this matter during the Annual Meeting. Notwithstanding its selection, the Audit Committee, in its discretion, may hire a new independent registered public accounting firm at any time during the year if the Audit Committee believes that such a change would be in the best interest of Rambus and its stockholders.

Representatives of KPMG are expected to attend the Annual Meeting virtually to respond to appropriate questions and to make a statement if they so desire. Representatives of PricewaterhouseCoopers LLP ("PwC"), our independent registered public accounting firm for the year ended December 31, 2023, will not be present at the annual meeting and will not have an opportunity to make a statement or to respond to questions from the stockholders.

Change in Independent Registered Public Accounting Firm

The Company conducted a competitive process to determine the Company's independent registered public accounting firm for the fiscal year ending December 31, 2024. As a result of the competitive process, the Audit Committee dismissed PwC as the Company's independent registered public accounting firm, effective as of February 26, 2024. PwC served as our independent registered public accounting firm since 1991.

PwC's audit reports on the Company's consolidated financial statements as of and for the fiscal years ended December 31, 2023, and December 31, 2022, did not contain any adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the fiscal years ended December 31, 2023, and December 31, 2022, and in the subsequent interim period through February 26, 2024, (i) there were no disagreements between the Company and PwC (within the meaning of Item 304(a)(1)(iv) of Regulation S-K ("Regulation S-K") of the rules and regulations of the SEC) on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure that if not resolved to PwC's satisfaction, would have caused PwC to make reference thereto in its reports; and (ii) there were no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K).

As a result of the competitive process noted above, on February 26, 2024, the Audit Committee appointed KPMG as the Company's new independent registered public accounting firm. KPMG's appointment will be for the Company's fiscal year ending December 31, 2024, and related interim periods.

During the fiscal years ended December 31, 2023, and December 31, 2022, and in the subsequent interim periods through February 26, 2024, neither the Company nor anyone on its behalf consulted KPMG on (i) the application of accounting principles to a specified transaction, either completed or proposed, or on the type of audit opinion that might be rendered on the consolidated financial statements of the Company, and neither a written report nor oral advice was provided to the Company that KPMG concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing, or financial reporting issue; or (ii) any matter that was either the subject of a disagreement as defined in Item 304(a)(1)(iv) of Regulation S-K or a reportable event as described in Item 304(a)(1)(v) of Regulation S-K.

Principal Accountant Fees and Services . . . . The aggregate fees billed for professional accounting services by PricewaterhouseCoopers LLP for the fiscal years ended December 31, 2023 and December 31, 2022 are as follows:

	Fiscal Year Ended December 31, 2023	Fiscal Year Ended December 31, 2022
Audit Fees (1)	$2,010,000	$1,950,000
Audit-Related Fees (2)	781,053	550,675
Tax Fees (3)	80,822	127,880
All Other Fees (4)	2,000	900
Total Fees	$2,873,875	$2,629,455

(1) Audit Fees consist of fees for PricewaterhouseCoopers LLP's professional services rendered for the audit of the Company's consolidated annual financial statements and review of the interim consolidated financial statements included in quarterly reports. Fees relating to professional services rendered for the audits of the effectiveness of internal control over financial reporting and statutory audits in fiscal years 2023 and 2022 are included under "Audit Fees."

(2) Audit-Related Fees consist of fees related to the performance of the audit or review of our financial statements and are not included in the fees reported in "Audit Fees" above. Audit-Related Fees for fiscal 2023 primarily consist of fees related to work performed around the implementation of the enterprise resource planning software, release of the deferred tax assets' valuation allowance, divestiture of the PHY IP group and conversion of convertible notes. Audit-Related Fees for fiscal 2022 consist of fees related to work performed around the repurchases of convertible notes and the acquisition of Hardent in 2022.

(3) Tax Fees primarily relate to tax compliance, tax study, and technical tax advice in both years presented.

(4) All Other Fees consist of fees for products and services other than the services described above. These fees related to license PricewaterhouseCoopers LLP's online disclosure checklist.

Policy on Audit Committee Pre-Approval of Audit and the Permissible Non-Audit Services of Independent Registered Public Accounting Firm . . . . The Audit Committee's policy is to pre-approve 100% of all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The independent registered public accounting firm and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval, and the fees for the services performed to date. The Audit Committee may also pre-approve particular services on a case-by-case basis.

Independence of KPMG	The Audit Committee has reviewed the written disclosures and the letter provided by KPMG regarding KPMG's communications with the Audit Committee concerning independence and has discussed with KPMG its independence. Based on such review and discussions, the Audit Committee determined that KPMG meets the requirements of independence for external auditors under applicable rules and regulations.
Vote Required	The affirmative vote of a majority of the shares present and entitled to vote on this matter during the Annual Meeting will be required to approve this proposal. Abstentions will have the same effect as votes "AGAINST" the proposal. We do not anticipate any broker non-votes on this proposal, but any such broker non-vote will have no effect on the outcome of this proposal.
Recommendation of the Board of Directors	**The Board unanimously recommends that you vote "FOR" the ratification of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2024.**

PROPOSAL THREE
NON-BINDING ADVISORY VOTE TO APPROVE NAMED EXECUTIVE OFFICER COMPENSATION

As required by Section 14A of the Securities Exchange Act, we are asking our stockholders to provide a non-binding advisory vote to approve the compensation of our named executive officers, including the Compensation Discussion and Analysis, the compensation tables and narrative disclosures as described in this Proxy Statement. The Company currently holds such an advisory vote annually, and this proposal, commonly known as a "say-on-pay" proposal, gives our stockholders the opportunity to express their views on the compensation of our named executive officers.

Please see the Compensation Discussion and Analysis section of this Proxy Statement, the compensation tables and the narrative disclosures that accompany the compensation tables for greater detail about our executive compensation programs, including information about the fiscal year 2023 compensation of our named executive officers.

We believe that our overall compensation program and philosophy support and help drive the Company's long-term value creation, business strategy and operating performance objectives. We are again asking our stockholders to indicate their support for our named executive officer compensation as described in this proxy statement by voting "FOR" the following resolution during the Annual Meeting:

> "RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion is hereby APPROVED."

While this say-on-pay vote is advisory and does not bind the Company to any particular action, the Board of Directors and the Compensation and Human Resources Committee value your opinion. Accordingly, the Board of Directors and the Compensation and Human Resources Committee will consider the outcome of this vote when making future compensation decisions for the Company's named executive officers.

Vote Required . . . . The affirmative vote of a majority of the shares present and entitled to vote on this matter during the Annual Meeting will be required to approve this proposal on an advisory basis. Abstentions will have the same effect as votes "AGAINST" the proposal. Broker non-votes will have no effect on the outcome of this proposal.

Recommendation of the Board of Directors . . . . **The Board unanimously recommends a vote "FOR" the approval of the compensation of our named executive officers, as disclosed in this Proxy Statement.**

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of February 28, 2024 for:

- each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our common stock;

- each of our named executive officers;

- each of our directors and nominees for director; and

- all of our executive officers and directors as a group.

We have determined beneficial ownership in accordance with the rules and regulations of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares of our common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 108,573,889 shares of our common stock outstanding as of February 28, 2024. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares of our common stock subject to options held by the person that are currently exercisable or exercisable within 60 days of February 28, 2024. However, we did not deem such shares of our common stock outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Rambus Inc., 4453 North First Street, Suite 100, San Jose, California 95134. The information provided in the table is based on our records, information filed with the SEC and information provided to us, except where otherwise noted.

Name of Group of Beneficial Owners	Number of Shares Beneficially Owned	Equity Awards Exercisable/ Issuable in 60 days	Percentage of Shares Beneficially Owned
Greater than 5% Stockholders:			
BlackRock, Inc.(1)	15,457,989	—	14.2%
The Vanguard Group(2)	11,375,954	—	10.5%
Directors and Named Executive Officers			
Emiko Higashi	57,686	40,000	*
Charles Kissner(3)	50,273	—	*
Steven Laub	7,761	—	*
Meera Rao	31,526	40,000	*
Necip Sayiner	43,653		*
Eric Stang(4)	41,483	—	*
Sean Fan	121,229	—	*
Desmond Lynch	52,201	—	*
Luc Seraphin	319,755		*
John Shinn	32,376	—	*
All current directors, director nominees and executive officers as a group (10 persons)	757,943	80,000	1.0%

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* (Less than 1%)

(1) Based on information reported by BlackRock, Inc. ("BlackRock") on Schedule 13G/A filed with the SEC on January 23, 2024. Of the shares of common stock beneficially owned, BlackRock reported that, in its

capacity as a parent holding company, it has sole voting power over 15,292,050 shares, shared voting power over no shares, sole dispositive power over 15,457,989 shares and shared dispositive power over no shares. BlackRock listed its address as 50 Hudson Yards, New York, NY 10001.

(2) Based on information reported by The Vanguard Group ("Vanguard") on Schedule 13G/A filed with the SEC on February 13, 2024. Of the shares of common stock beneficially owned, Vanguard reported that, in its capacity as a dispositive advisor, it has sole voting power over no shares, shared voting power over 202,283 shares, sole dispositive power over 11,057,186 shares and shared dispositive power over 318,768 shares. Vanguard listed its address as 100 Vanguard Blvd., Malvern, PA 19355.

(3) Includes 18,747 shares held under an LLC for which Mr. Kissner serves as owner.

(4) Includes 37,830 shares held in trust for which Mr. Stang serves as a trustee.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Our Compensation Discussion and Analysis ("CD&A") is designed to provide our stockholders with an understanding of our compensation program in effect for our named executive officers ("NEOs") who consisted of the following executive officers in 2023:

- Luc Seraphin, Chief Executive Officer and President;

- Desmond Lynch, Senior Vice President, Finance, and Chief Financial Officer;

- Sean Fan, Senior Vice President, Chief Operating Officer; and

- John Shinn, Senior Vice President, General Counsel, Secretary and Chief Compliance Officer.

Our CD&A is organized as follows: Executive Summary, 2023 Advisory Vote on Executive Compensation and Other Stockholder Engagement, Our Compensation Philosophy — Pay for Performance, Executive Compensation Process, Components of Executive Compensation, and Other Policies and Elements of Executive Compensation.

Executive Summary

Executive Compensation Highlights

Our compensation programs are designed to align compensation with business objectives and Company financial performance. The objectives of our executive compensation program are to attract, retain, motivate, focus, and reward executives in order to enhance the long-term growth and profitability of the Company, foster stockholder value creation, and align executives' interests with those of our stockholders. The Compensation and Human Resources Committee reviews executive compensation levels annually and seeks to reward executives for performance of achievement against corporate, business unit, department and individual goals. In its annual executive compensation review, the Compensation and Human Resources Committee also relies on compensation survey and peer company data and considers a balance between pay for performance and retention of executives in a competitive labor market, including a hyper-competitive compensation environment for semiconductor and other technology companies, especially in the San Francisco Bay Area. The items below highlight the key components of our executive compensation program and philosophy.

- Performance-based equity compensation awards that vest based upon our total stockholder return ("TSR") relative to the TSR of certain semiconductor index companies over a three-year period to closely align our NEO's interests with those of our stockholders.

- Emphasis on performance-based compensation in our pay mix. Approximately 90% of our CEO's total target compensation, and on average, approximately 82% of our other NEOs' total target compensation was subject to our financial and/or share price performance in 2023.

- Alignment between executive compensation and stockholder interests, achieved by emphasizing long-term compensation in our pay mix. In 2023, approximately 60% of our CEO's target long-term equity incentive awards and 50% of other NEOs' target long-term equity incentive awards consisted of PSUs as described below.

- Close alignment of our annual incentive compensation program ("Corporate Incentive Plan" or "CIP") with Company performance. Our 2023 CIP program was funded based on the achievement of an objective performance target of pro-forma operating income. Pro-forma operating income performance for 2023 was targeted at $274.5 million and the Company actually achieved pro-forma operating income of $251.9 million, which resulted in the 2023 CIP pool funding at 91.6% of target.

- Maintenance of high governance standards in our executive compensation practices, including best practices with respect to equity ownership guidelines, perquisites, compensation recovery (e.g., clawbacks) and independent Compensation and Human Resources Committee advisors reviewing the entirety of our executive compensation programs. See "Other Policies and Elements of Executive Compensation" below.

Summary of Corporate Governance and Compensation Practices

The chart below summarizes our corporate governance and compensation practices:

Corporate Governance	Compensation
✓ Currently, six of our seven directors are independent, bringing diverse perspectives from various high performing technology companies	✓ There is a strong link between pay and performance
✓ Our Board is led by an independent Non-Executive Chairperson	✓ A significant portion of our NEOs' target compensation is subject to Company financial and/or share price performance
✓ We have a thoughtful approach to balanced Board composition, diversity, and Board refreshment	✓ Generally, no perquisites are provided to our executives that are not available to our broader employee population
✓ We regularly review succession plans for our CEO and other senior executives	✓ We maintain robust stock ownership guidelines with required ownership levels of 4x base salary for the CEO, 2x base salary for other executive officers, and 3x annual cash compensation for directors
✓ We conduct a thorough annual review of our compensation programs and assess, among other things, whether our programs encourage undue risk taking	✓ As stated in our Code of Business Conduct and Ethics, all employees and directors are prohibited from engaging in hedging transactions in Rambus shares, including short sales and purchases of put and call options
✓ We retain an independent compensation consultant	✓ We have adopted a compensation clawback policy that applies to our executive officers and we also retain the right to reduce or withhold future compensation based on any restatement or adjustment to our financials, and to determine the extent to which recovery of prior compensation may be pursued, in each case in the event of fraud
✓ We adhere to robust risk management policies, including investment, legal, operational, financial, and strategic risks	✓ We do not provide tax gross-ups and vesting of outstanding equity awards may only accelerate upon a "double-trigger" following a change in control when applicable
✓ We regularly engage with stockholders	✓ Our executive compensation program is annually submitted to our stockholders for an advisory vote ✓ Our 2015 Plan, most recently amended in April 2023, prohibits the repricing of underwater stock options

Summary of Our Business Performance

Our strategic objectives are based on focusing our product portfolio and research around our core strength in semiconductors, optimizing our operational efficiency, and leveraging our strong cash generation to re-invest for growth. We continue to maximize synergies across our businesses and customer base, leveraging the significant overlap in our ecosystem of customers, partners and influencers. The Rambus product and technology roadmap, as well as our go-to-market strategy, is driven by the application-specific requirements of our focus markets.

Rambus continues to execute and demonstrate success with a balanced and diverse portfolio of solutions across chips, silicon IP and patent licensing, with each of them contributing at scale. The data center continues to be the Company's primary focus market, demanding the highest performance and security, and represents greater than 75% of the revenue from Rambus chip and silicon IP sales. Benefiting from the increasing demands in data center, our product revenue, which consists primarily of memory interface chips has grown at a 5-year Compound Annual Growth Rate ("CAGR") of 42% from 2018 through 2023. Silicon IP has had sustained momentum, driven by design wins at leading system on chip ("SoC") customers, and is well positioned to capture the growing opportunities. We drove this success through ongoing market focus, investment in R&D, strategic acquisitions, commitment to customers, and careful supply management, executed by the worldwide Rambus team with tremendous dedication and agility.

2023 annual product revenue remained relatively flat vs. 2022, in a market that declined low to mid-double digits. As we continue to gain market share in our memory interface chips, we recognized product revenue of $224.6 million in 2023. Our silicon IP business continues to operate at scale and is well positioned to capitalize on the growing opportunities in the data center fueled by AI. In addition, our cash provided by operating activities for 2023 was $195.8 million. We continue to successfully close and extend key patent licensing agreements, solidifying our foundation of sustained cash generation to fuel investment in our product and technology roadmaps and delivering consistent return of value to stockholders.

2023 Advisory Vote on Executive Compensation and Other Stockholder Engagement

At our 2023 annual meeting of stockholders, held on April 27, 2023, our stockholders approved the advisory vote on named executive officer compensation ("Say on Pay") by approximately 98% of the votes cast. The Compensation and Human Resources Committee believes that the result of this vote (along with the 2022 advisory vote on executive compensation that was also approved by approximately 98% of the votes cast) affirms our stockholders' support for our approach to executive compensation. We continued our efforts in stockholder outreach and engagement during 2023 and received no materially significant feedback or recommendations regarding our executive compensation programs. Moreover, given the level of Say on Pay support in April 2023, we have maintained the general overall structure and principal elements of our executive compensation programs for 2023. We will continue to take stockholder feedback seriously and will continue to engage with our stockholders. We hold Say on Pay votes annually, which such frequency was supported by our stockholders at our 2023 annual meeting, and intend to do so again at our 2024 annual meeting.

Our Compensation Philosophy — Pay for Performance

Our compensation programs are designed to align compensation with business objectives and Company financial performance, and to attract, retain, motivate, focus, and reward executives in order to enhance the long-term growth and profitability of the Company, foster stockholder value creation, and align executives' interests with those of our stockholders. The principal components of our annual executive compensation program in 2023 were base salary, annual cash incentive awards, and long-term equity incentive awards.

A substantial portion of our executives' total compensation is variable and dependent on Company and individual performance. In fiscal year 2023, approximately 90% of our CEO's, and on average 82% of our NEOs', total target compensation was subject to the Company's financial and/or stock price performance.

The charts below illustrate the pay mix at target for our CEO and other NEOs in 2023:



CEO
Salary 10%
CIP 10%
PSUs 48%
RSUs 32%

Other NEOs
Salary 18%
CIP 12%
PSUs 35%
RSUs 35%

Executive Compensation Process

The Role of the Compensation and Human Resources Committee

The Compensation and Human Resources Committee is responsible for the following: determining and approving CEO compensation; approving compensation recommendations for the CEO's direct reports, including all NEOs; recommending to the Board changes to the non-employee director compensation program; approving the salaries, target bonus opportunities, and overall levels of equity to be granted corporate-wide each year; and determining the amount of funding that will be available for the CIP, among other duties expressed in its charter. The compensation decisions are based on numerous inputs and independent advice, as set forth below.



Set Performance Priorities and Incentive Plan Goals
Establish Target Compensation Levels
Assess Performance
Determine and Approve Compensation

In performing these duties, the Compensation and Human Resources Committee evaluates the performance of the CEO and the existing CEO compensation programs, and reviews and evaluates the existing NEO compensation programs. The Compensation and Human Resources Committee has the authority to obtain advice and assistance from internal or external compensation consultants, attorneys, accountants and other advisers. The Board annually evaluates the independence of its members and has determined that each non-executive member of the Board satisfies the relevant criteria for independence.

The Compensation and Human Resources Committee considers multiple factors to ensure that compensation packages are consistent with our pay for performance philosophy and that we remain competitive in the market for talent, especially in light of a hyper-competitive compensation environment. The Compensation and Human Resources Committee considers the following important factors as part of its decision-making process: Company performance, individual leadership and performance assessments, market compensation levels, job scope, individual skills and experience, the relative importance of the individual's role, internal pay equity, historical pay levels and equity holdings. The Compensation and Human Resources Committee reviewed and approved Mr. Seraphin's compensation, and Mr. Seraphin was not present for any voting or deliberations regarding his compensation.

The Compensation and Human Resources Committee completed an annual comprehensive performance assessment of the NEOs, and with the Chairman of the Board conducted a review of the CEO's performance. This assessment included an evaluation of pre-established strategic objectives and NEO performance against these targets. The Compensation and Human Resources Committee also held an annual joint meeting with the Corporate Governance/Nominating Committee to review and discuss Company leadership development, performance objectives, and emergency and long-term succession planning.

The Role of the Independent Compensation Consultant

Farient served as the Compensation and Human Resources Committee's independent advisor for purposes of providing compensation consulting services in 2023 and has so served since 2019. Farient reports directly to the Compensation and Human Resources Committee and works collaboratively with management and the Compensation and Human Resources Committee. Pursuant to applicable SEC rules, the Compensation and Human Resources Committee assessed the independence of Farient and concluded that no conflict of interest existed or exists that would prevent Farient from independently advising the Compensation and Human Resources Committee. Farient does not perform other non-compensation related services for the Company and will not do so without the prior consent of the Compensation and Human Resources Committee. Farient regularly meets with the Compensation and Human Resources Committee outside the presence of Company management.

The Role of Management

Each year, the CEO and the head of Human Resources present to the Compensation and Human Resources Committee compensation recommendations, based in part on annual performance reviews, for the NEOs, excluding the CEO. Evaluation of CEO performance and compensation is determined by the Compensation and Human Resources Committee without the presence of or in consultation with the CEO. Specifically, the Compensation and Human Resources Committee reviewed and approved Mr. Seraphin's compensation and Mr. Seraphin was not present for any voting or deliberations regarding his compensation. Management works with Farient to prepare compensation information and assessments for the Compensation and Human Resources Committee's consideration.

In addition, the Compensation and Human Resources Committee determines the amount of funding available for the CIP pool. Our CEO then allocates this funding based on a measurement of each NEO's achievement levels against specific performance milestones in relation to the Company's overall performance targets and recommends a specific CIP award for each NEO other than himself. The Compensation and Human Resources Committee reviews, assesses and approves the CEO's proposed CIP award for each NEO and also determines the CEO CIP payout.

Peer Group Comparisons

Each year, our compensation consultant, together with senior members of executive staff and our Human Resources department, defines and assesses the appropriateness of a group of similarly situated companies, referred to as the Compensation Peer Group. This Compensation Peer Group is used for a variety of purposes, including benchmarking pay levels, pay programs, relative performance, and pay for performance, and assisting the Compensation and Human Resources Committee in determining whether the total compensation opportunity available to our NEOs is competitive and appropriately geared to performance.

The Compensation and Human Resources Committee reviews the Company's peer group annually to ensure that the group remains appropriate by size, sector, and business fit, among other key competitive factors. In 2022, the Compensation and Human Resources Committee made changes to the Company's peer group aimed at finding more comparable companies in terms of industry, relative size by revenue, market capitalization and number of employees, with such changes to be effective for fiscal year 2023 compensation benchmarking. As a result, Allegro MicroSystems, Inc. and Synaptics Incorporated were added for the fiscal year 2023 compensation review cycle. Set forth below is the Company's fiscal year 2023 peer group as determined by the Compensation and

Human Resources Committee. The fiscal year 2023 peer group spans systems software, semiconductor products, application software and communications equipment sectors, as shown below:

2023 Peers

Allegro MicroSystems, Inc. (ALGM)

Ambarella, Inc. (AMBA)

InterDigital, Inc. (IDCC)

Lattice Semiconductor Corporation (LSCC)

MACOM Technology Solutions Holdings, Inc. (MTSI)

MaxLinear, Inc. (MXL)

Monolithic Power Systems, Inc. (MPWR)

NeoPhotonics Corporation (NPTN) (later acquired by Lumentum Holdings Inc.)

NetScout Systems, Inc. (NTCT)

Power Integrations, Inc. (POWI)

Semtech Corporation (SMTC)

Silicon Laboratories Inc. (SLAB)

SiTime Corporation (SITM)

Synaptics Incorporated (SYNA)

Universal Display Corporation (OLED)

Xperi Inc. (XPER)

In addition, the Compensation and Human Resources Committee reviews Radford survey data, including a broad range of industry competitors to supplement the peer group information. The survey was selected to represent pay levels for positions of comparable responsibility within companies of comparable size to Rambus.

Components of Executive Compensation

The Company's fiscal year 2023 executive compensation program consisted of the following components:

		Element	Purpose	Design
Fixed		Salary	Market-based to recognize scope of responsibility and individual performance	Fixed compensation, payable in cash
Variable Pay	Annual	Annual Corporate Incentive Plan ("CIP")	Focus, motivate and reward NEOs for achieving annual financial and business objectives	Short-term cash incentive compensation based on Operating Income adjusted by Licensing Billings; Pool ranges from 0% to 200% and is allocated based on individual contributions
	Long-Term	RSUs	Encourage retention of top talent and ownership of Rambus equity over the long-term	Four-year ratable vesting with weighting at 40% of LTI award for CEO and 50% of LTI award for other NEOs
		PSUs	Encourage achievement of superior results for stockholders over the long-term and align executives with stockholder interests	PSUs primarily consist of three-year performance period, based on our TSR relative to the TSR of certain semiconductor index companies; payouts range from 0% to 200%. Weighting at 60% of LTI award for CEO and 50% of LTI award for other NEOs

Annual Base Salary

For 2023, Mr. Seraphin received a base salary increase, primarily based on individual market compensation data and his individual performance. During 2023, Messrs. Lynch and Shinn also received increases to their base salaries, reflecting individual performance and a review of individual market compensation levels. After reviewing individual market compensation data, the Compensation and Human Resources Committee did not increase Mr. Fan's base salary from 2022 levels. The following shows the NEOs' base salary amounts for 2023 and 2022, including the percentage change from the prior fiscal year.

	2023 Base Salary*	2022 Base Salary	Percentage Change
Executive Officers:			
Luc Seraphin	$650,000	$600,000	8.3%
Desmond Lynch	$425,000	$350,000	21.4%
Sean Fan	$520,000	$520,000	—
John Shinn	$400,000	$350,000	14.3%

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* Each NEO agreed to a temporary pay reduction of 10% during the period of January 31, 2023, to March 31, 2023, as part of general corporate cost cutting measures at the time. Each NEO's base salary was restored to the level indicated in the table above as of April 1, 2023, and the NEOs did not receive any additional compensation as a result of the temporary pay reduction.

Annual Cash Incentive Compensation — Corporate Incentive Plan (CIP)

Consistent with previous years, the Company's fiscal year 2023 CIP was based on the achievement of an objective performance goal of pro-forma operating income. The Company believes this measure provides a meaningful measure of core financial performance that promotes growth and cost discipline. Pro-forma operating income is a non-GAAP measure that consists of GAAP operating income, adjusted for stock-based compensation expense, amortization expense, certain acquisition related expenses, retention bonuses, restructuring expenses, impairment charges, non-cash interest expense and certain other one-time or extraordinary expenses or credits and, as described in the next paragraph, was also adjusted for Customer Licensing Income ("CLI"). Other one-time or extraordinary expense or income items may be excluded from pro-forma operating income as determined by the Compensation and Human Resources Committee.

In addition, consistent with prior years, the fiscal year 2023 CIP achievement metric of pro-forma operating income was also adjusted for CLI. CLI represents the Company's reported financial results adjusted for licensing billings. Licensing billings is an operational metric that reflects amounts invoiced to the Company's patent and technology licensing customers during the period, and it was chosen as an adjustment because it provides a measure comparable to prior periods that more closely matches the Company's cash from operations and provides a more meaningful profitability metric.

For 2023, each of Messrs. Seraphin's, Lynch's, Fan's, and Shinn's CIP targets as a percentage of base salary remained the same from the 2022 CIP targets at 100%, 75%, 80%, and 50% of each executive's base salary, respectively. The following table shows the 2023 CIP targets for our NEOs.

	2023 CIP Target	% of Base Salary
Executive Officers:		
Luc Seraphin	$650,000	100%
Desmond Lynch	$318,750	75%
Sean Fan	$416,000	80%
John Shinn	$200,000	50%

To align payouts with Company performance, CIP funding can range from 0% to 200% of target with a threshold of $0 (paying at 0% of target) and a maximum pro-forma operating income target of $549 million (paying at 200% of target), with awards interpolated for performance between discrete points. In accordance with the plan, our 2023 CIP funding was measured at mid-year based on estimated expectations of the full year's achievement against the performance target. The measurement resulted in a progress payment toward the full year target payment. Final payments for fiscal year 2023 reflected actual Company performance in 2023, net of the mid-year progress performance payment. The 2023 performance targets and results of pro-forma operating income were as follows:



Target	Actual Performance	CIP Funding
$274.5 million	$251.9 million	91.6%

The 2023 target was challenging, especially due to end customer inventory digestion that needed to be managed continually as well as limited growth in our 100% margin patent licensing revenue. Our product revenue, driven by continued market momentum for our memory interface chips, remained relatively flat as compared to 2022.

Individual CIP payouts for the NEOs varied as identified below based an assessment of individual performance relative to corporate goals and metrics. Individual executive performance may be factored into the payout amounts based on achievement of specific individual goals. Individual goals may be quantitative, milestone-based or project-based. Mr. Seraphin's performance is discussed and determined by the Compensation and Human Resources Committee with active consultation with the Board. Individual performance of the other NEOs is determined by the CEO, with active consultation and discussion with and approval from the Compensation and Human Resources Committee. Farient, the Committee's consultant advises on both these matters. The Company retains the flexibility to exercise discretion in determining bonus amounts based on individual performance but did not exercise this discretion in 2023 for the NEOs.

	2023 CIP Payout				
	2023 CIP Payout	2023 CIP Target	2023 OP Funding	2023 Individual Performance	% of Base Salary
Executive Officers:					
Luc Seraphin	$595,400	$650,000	$595,400	100%	91.6%
Desmond Lynch	$291,975	$318,750	$291,975	100%	68.7%
Sean Fan	$381,080	$416,000	$381,056	100%	73.3%
John Shinn	$183,200	$200,000	$183,200	100%	45.8%

Long Term Equity Incentive Compensation

Our equity incentives encourage the achievement of superior results over time and align the interests of our executive officers and stockholders because the value of the equity incentives is based on the performance of the Company's stock. Our equity awards are subject to vesting provisions to encourage executive officers to remain employed with us. To determine annual equity awards with respect to a completed fiscal year, the Compensation and Human Resources Committee reviews each NEO's performance and contribution during such year, as well as current market information, external competitive circumstances, overall equity ownership and vesting schedules of existing equity held by each NEO.

2023 Equity Awards

Based on its review of current market practices and the intended balance between a focus on performance and executive retention in a competitive employment market, the Compensation and Human Resources Committee determined that a mix of performance share awards (referred to in this Proxy Statement as "PSUs") and RSUs without stock options would provide more appropriate incentives for NEOs, including our CEO. Annual equity awards granted in February 2023 to our NEOs represented a mix of PSUs and RSUs as an incentive for share price growth and financial performance as shown below.

	PSUs	RSUs
CEO	60%	40%
NEOs	50%	50%

The following table is a summary of equity awards (in number of shares) granted during February 2023 to our NEOs. For the dollar values associated with such grants, please see the Summary Compensation Table.

	PSU Grant at Target	RSU Grant
Executive Officers:		
Luc Seraphin	71,872	47,915
Desmond Lynch	17,277	17,277
Sean Fan	34,554	34,554
John Shinn	8,638	8,638

2023 Performance Share Awards

In fiscal year 2023, the Company granted its NEOs PSUs with a three-year performance period that are eligible to vest on February 1, 2026 (or the first trading day thereafter, if such date falls on a non-trading day) or earlier, upon a change in control or a qualifying termination. The fiscal year 2023 PSUs vest solely based upon the Company's relative TSR to the TSR of the SOX semiconductor index companies, excluding certain companies from that index focused on equipment and systems used in the production of semiconductors (the "Equipment Companies"). The SOX semiconductor index companies minus the Equipment Companies was chosen as the benchmark because it best reflects the volatility and trading patterns of our common stock.

The Compensation and Human Resources Committee decided to retain substantially the same plan design and structure of the 2023 PSUs as the 2022 PSUs granted in February 2022, including a three-year performance period, except that the 2023 PSUs are scheduled to vest on February 1, 2026 (or the first trading day thereafter, if such date falls on a non-trading day) or earlier, upon a change in control or a qualifying termination. Additionally, the payout percentage will be capped at 100% if the Company's TSR is negative.

The PSUs will vest based upon the achievement of relative TSR (with a 100% weighting) as set forth below, with a relatively wide point spread to ensure relevance throughout the performance period:

Performance Level	TSR Percentage Point Spread Above / Below Median of SOX Semiconductor Index Minus Equipment Companies[1]	Payout (Percentage of Target Shares)[2][3]
Max	≥ +25%	200%
Target	0%	100%
Threshold	-15%	25%
< Threshold	< -15%	0%

[1] A 60-day trailing average stock price will be used to calculate TSR

[2] Will be interpolated for performance between discrete points

[3] If the Company's TSR is negative, then the payout percentage of target shares will be capped at 100%.

In fiscal year 2022, based on its review of current market practices and to incentivize and reward product revenue growth, the Company granted, at target, 117,370 PSUs to Mr. Fan with a four-year performance period that are eligible to vest upon the completion of the performance period or as otherwise provided in the award agreement. Mr. Fan's PSUs vest solely based upon the Company's cumulative product revenue during the performance period as set forth below:

Performance Level	Cumulative Product Revenue During the Performance Period ($MMs)	Payout (Percentage of Target Shares)[1]
Max	≥ $2,500	200%
Target	$2,000	100%
Threshold	$1,500	50%
< Threshold	≤ $1,250	0%

[1] Will be interpolated for performance between discrete points

Under the terms of the 2015 Plan at the time of the grant of the PSUs to Mr. Fan, the PSUs were subject to a limit in which Mr. Fan may receive a maximum of 300,000 PSUs with respect to all of the PSUs granted to him in 2022. As such, Mr. Fan will not be awarded in excess of 300,000 shares of common stock upon vesting with respect to PSUs granted to him in 2022.

2021 Performance Share Awards

In fiscal 2021, we granted our then-current NEOs PSUs with a three-year performance period that would vest in full upon the completion of the performance period or as otherwise provided in the award agreement. The plan design and structure of the 2021 PSUs was the same as the 2023 PSUs as described above except as noted above.

The performance period for the PSUs granted in fiscal 2021 ended as of December 31, 2023. The Compensation and Human Resources Committee certified performance and vesting for the NEOs based on the Company's relative TSR to the TSR of the SOX minus Equipment Companies.

The Company's TSR percentage point spread above the median of the SOX minus Equipment Companies was 50.8 which resulted in 200% of target payout.

The Compensation and Human Resources Committee certified performance and vesting of the 2021 PSUs for the NEOs who held 2021 PSUs as follows:

NEO	Target Number of 2021 PSUs (Shares)	Payout (Shares)
Luc Seraphin	110,655	221,310
Sean Fan	38,422	76,844
John Shinn	11,332	22,664

Other Policies and Elements of Executive Compensation

Benefits and Perquisites

We do not provide any perquisites to our executives that are not generally available to the broader employee population, with the exception of termination benefits for Mr. Seraphin and our other NEOs based on change of control severance agreements. Our NEOs are eligible to participate in our 401(k) plan, our health and welfare benefits, our Employee Stock Purchase Plan and our User-Owned Personal Computing Devices reimbursement program on the same terms as other eligible employees.

Stock Ownership Guidelines

The Compensation and Human Resources Committee believes that executives and members of the Board should own a significant amount of our Company stock in order to align the interests of such individuals with those of our stockholders. The Compensation and Human Resources Committee has established the following guidelines requiring executives and directors to own a multiple of their salaries and cash retainers, respectively, as follows:

Group	Stock Ownership Guidelines
Chief Executive Officer	Four times (4x) base salary
Other Executive Officers	Two times (2x) base salary
Directors	Three times (3x) annual cash compensation

For purposes of the ownership guidelines, ownership includes shares owned outright (including stock purchase plan holdings) and 50% of outstanding RSUs. Vested and unvested stock options and unvested PSUs are not qualified holdings for purposes of satisfying the stock ownership guidelines. Further, 50% of qualifying equity holdings must be in the form of issued and outstanding common stock actually held by such executive or director. Executives and directors with a service date before July 30, 2020 are required to achieve the required levels on or before July 30, 2025. New executives and directors must achieve the guidelines within five years from the date an officer or director assumes his or her position. As of December 31, 2023, all of our NEOs and directors are in compliance with the updated policy or are within the five year phase in period.

Hedging and Pledging

As stated in our Code of Business Conduct and Ethics, all of our employees and directors are prohibited from engaging in hedging transactions in Rambus shares, including short sales and purchases of put and call options. In addition, under our insider trading policy, our directors and executive officers are prohibited from pledging Rambus securities as collateral for loans.

Equity Grant Policy

Our equity grant policy was revised in April 2023. Pursuant to the revised equity grant policy, annual equity awards to NEOs are granted on the first trading day of April of each year (changed from February 1st of each year or the first trading day thereafter). Under our current compensation program, awards granted consist of

RSUs and PSUs. The number of shares and key terms of the awards are approved by the Compensation and Human Resources Committee prior to the scheduled award date. On occasion, the Compensation and Human Resources Committee approves other special or promotional equity awards during the year in addition to the annual equity awards, but no such awards were made in 2023.

Compensation Recovery (Clawback)

In July 2023, the Board, following a recommendation by the Compensation and Human Resources Committee, adopted a Compensation Recovery Policy that complies with the new SEC and Nasdaq requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Additionally, as specified in our Code of Business Conduct and Ethics, which was revised in October 2023, the Compensation and Human Resources Committee reserves the right to (i) reduce or withhold future compensation of any executive officers based on any restatement or adjustment to the Company's reported financial statements, and (ii) determine the extent to which recovery of prior compensation may be pursued in the event of adjustments to our reported financial statements, in each case caused by fraud on the part of an executive of Rambus. This provision is in addition to any other clawback policy we have adopted or may adopt in the future, including as set forth above.

Change of Control Severance Agreements

We maintain change of control severance agreements with our NEOs, including our CEO, that govern certain applicable change of control severance obligations. These agreements are designed to promote stability and retention of senior management prior to and following a change of control and to align executive and stockholder interests by enabling executives to consider corporate transactions that are in the best interests of the stockholders and other constituents of the company without undue concern over whether the transactions may jeopardize the executives' own employment. Each agreement has an initial term of three years and will renew automatically for additional one-year terms unless either party to the agreement provides the other with written notice of non-renewal at least 90 days prior to the date of automatic renewal.

For each of our NEOs, under the terms of their change of control severance agreement, if we terminate such executive's employment without "Cause" or such executive terminates his employment for "Good Reason", and in each case, such termination occurs during a period beginning three months before a change of control and ending 12 months (or 24 months in the case of Mr. Seraphin) following a change of control, then subject to the executive signing and not revoking a separation agreement and release of claims and the executive's continued compliance with the terms of the At Will Employment, Confidential Information, Invention Assignment, and Arbitration Agreement entered into between the executive and the Company, the executive will receive: (i) a lump sum payment (less applicable withholding taxes) equal to 100% (or 200% in the case of Mr. Seraphin) of the executive's annual base salary as in effect immediately prior to the executive's termination date or, if greater, at the level in effect immediately prior to the change of control; (ii) a lump sum payment (less applicable withholding taxes) equal to 100% (or 200% in the case of Mr. Seraphin) of the executive's target bonus and commission for the year of termination as in effect immediately prior to the executive's termination date, or, if greater, at the level in effect immediately prior to the change of control; (iii) 100% of the executive's then-outstanding and unvested equity awards will become vested in full (and if the amount of the award to vest is determined based on the achievement of performance criteria, then the equity awards will vest based on achievement at target levels for the relevant performance period(s)); and (iv) if the executive elects continuation coverage pursuant to COBRA for executive and his or her eligible dependents, the Company will reimburse the executive for the COBRA premiums for a maximum period of 12 months (or 18 months in the case of Mr. Seraphin). Refer to "Executive Compensation Tables — Potential Payments Upon Termination or Change of Control" below for a discussion of potential payments to our NEOs, including our CEO.

Compensation Program Risk Evaluation

The Compensation and Human Resources Committee annually reviews the elements of NEO compensation to determine whether any portion of the overall program encourages excessive risk taking. The Compensation and Human Resources Committee's current assessment is that, although the majority of compensation provided to our NEOs is performance-based, our compensation programs do not encourage excessive or unnecessary risk taking. The Compensation and Human Resources Committee believes that the design of these compensation programs encourages our NEOs to remain focused on both short- term and long-term strategic goals.

COMPENSATION AND HUMAN RESOURCES COMMITTEE REPORT

Our Compensation and Human Resources Committee has reviewed and discussed the Compensation Discussion and Analysis with management and, based on such review and discussions, the Compensation and Human Resources Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this report.

THE COMPENSATION AND HUMAN
RESOURCES COMMITTEE

Eric Stang (Chair)
Steven Laub
Necip Sayiner

EXECUTIVE COMPENSATION TABLES

Summary Compensation Table

The following table shows NEO compensation information for the fiscal years ended December 31, 2023, 2022 and 2021.

Name and Title	Year	Salary ($)	Bonus ($)	Stock Awards(1) ($)	Non-Equity Incentive Plan Compensation(2) ($)	All Other Compensation(3) ($)	Total ($)
Luc Seraphin	2023	625,000(4)	—	7,190,089	595,400	13,104	8,423,593
Chief Executive	2022	597,917	—	5,857,203	663,000	12,354	7,130,474
Officer	2021	575,000	—	4,511,773	663,000	11,724	5,761,497
Desmond Lynch	2023	398,958(4)	—	1,978,389	291,975	11,220	2,680,542
Senior Vice President, Finance, and Chief Financial Officer	2022	326,958	100,000(5)	1,481,185	228,380	10,506	2,147,030
Sean Fan	2023	509,167(4)	—	3,956,779	381,080	15,104	4,862,130
Senior Vice President,	2022	516,667	—	7,629,637(6)	471,400	14,354	8,632,058
Chief Operating Officer	2021	480,000	—	1,816,592	423,600	13,724	2,733,916
John Shinn	2023	380,208(4)	—	989,137	183,200	13,104	1,565,649
Senior Vice President, Secretary and `	2022	347,917	—	657,509	192,500	12,194	1,210,120
General Counsel	2021	322,697	—	564,560	187,000	9,804	1,084,061

(1) Amounts shown are the aggregate grant date fair value computed in accordance with the provisions of FASB ASC Topic 718. The estimated fair value of PSUs was calculated based on the probable outcome of the performance measures for the fiscal year 2023 performance period as of the grant date. These amounts do not necessarily correspond to the actual value recognized by NEOs. The assumptions used to calculate the value of stock awards are set forth under Note 14 of the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2023. The performance period for PSUs granted in fiscal year 2021 ended on December 31, 2023. Upon the achievement of the performance criteria associated with such awards, 221,310 of Mr. Seraphin's PSUs vested, 76,844 of Mr. Fan's PSUs vested and 22,664 of Mr. Shinn's PSU vested.

(2) Amounts for fiscal year 2023 consist of compensation earned for services rendered in fiscal year 2023 and are based upon the achievement of certain targets under the Company's 2023 Corporate Incentive Plan. The target and achievement results were reviewed and approved by the Compensation and Human Resources Committee. The plan is further described under "Compensation Discussion & Analysis — Components of Executive Compensation."

(3) "All Other Compensation" for NEOs for 2023 includes a 401K match, life insurance premium payments and a bring your own device to work stipend.

(4) Each NEO agreed to a temporary pay reduction of 10% during the period of January 31, 2023, to March 31, 2023, as part of general corporate cost cutting measures at the time. Each NEO's base salary was restored to the level indicated in the table above as of April 1, 2023, and the NEOs did not receive any additional compensation as a result of the temporary pay reduction.

(5) Mr. Lynch was provided a retention bonus of $100,000.

(6) Mr. Fan was provided a one-time PSU grant. (See "Executive Compensation — Compensation Discussion and Analysis")

Executive Employment Arrangements

The material terms of our employment agreements, offer letters or arrangements with each of our NEOs are described below.

Each of our NEOs is eligible to receive certain severance payments and/or benefits in connection with his or her termination of employment under various circumstances, including following a change in control, pursuant to written severance and change in control arrangements. For a summary of the material terms and conditions of these arrangements, as well as an estimate of the potential payments and/or benefits payable to our NEOs under these arrangements, see the description below and the section titled *"Potential Payments Upon Termination or Change in Control"* below.

Luc Seraphin. In 2018, we entered into an employment agreement with Mr. Seraphin, which has an initial three-year term that was to expire on October 25, 2021 but provides for automatic one-year extensions thereafter, unless we or Mr. Seraphin provide the other party written notice at least 90 calendar days before the extension date that the employment term under the agreement will not be extended (and no such notice was given in 2022 or 2023). Mr. Seraphin's employment agreement provides that he is an at-will employee. Mr. Seraphin is currently entitled to an annual salary of $650,000. Additionally, Mr. Seraphin is eligible for an annual target cash incentive payment equal to $650,000. Per his employment agreement, Mr. Seraphin is eligible to receive additional equity awards as determined by the Board of Directors or the Compensation and Human Resources Committee in its discretion.

Desmond Lynch. In 2022, we appointed Mr. Lynch to the position of Senior Vice President, Finance and Chief Financial Officer. Mr. Lynch is currently entitled to receive an annual salary of $425,000. Additionally, Mr. Lynch is eligible to receive an annual target cash incentive payment equal to $318,750. In connection with his promotion, Mr. Lynch received a maximum long-term, performance-based equity incentive grant of $1,225,000, inclusive of his existing unvested equity. Mr. Lynch is eligible to receive additional equity awards as determined by the Board of Directors or the Compensation Committee in its discretion.

Sean Fan. In 2019, we entered into an offer letter with Mr. Fan. Mr. Fan is currently entitled to an annual salary of $520,000 and an annual target cash incentive payment equal to $416,000. Per his offer letter, Mr. Fan is eligible to receive additional equity awards as determined by the Board of Directors or the Compensation and Human Resources Committee in its discretion.

John Shinn. In 2021, in accordance with the Company's established succession plan, we appointed Mr. Shinn as the Company's Senior Vice President, General Counsel and Secretary. Mr. Shinn is currently entitled to receive an annual salary of $400,000. Additionally, Mr. Shinn is eligible to receive an annual target bonus payment equal to $200,000. Mr. Shinn is eligible to receive equity awards as determined by the Board of Directors or the Compensation and Human Resources Committee in its discretion.

Grants of Plan Based Awards

The following table shows all plan-based awards granted to the NEOs during 2023. The unvested portion of the stock awards identified in the table below are also reported in the Outstanding Equity Awards at 2023 Year End table that follows.

| Name | Grant Date | Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1) | | Estimated Future Payouts Under Equity Incentive Plan Awards | | | All Other Stock Awards; Number of Shares of Stock or Units (#) | Grant Date Fair Value of Stock Awards(4) ($) |
		Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Luc Seraphin	2/1/2023	$650,000	$1,300,000					
	2/1/2023			17,968(2)	71,872(2)	143,744(2)		5,110,099
	2/1/2023						47,915(3)	2,079,990
Desmond Lynch	2/1/2023	$318,750	$ 637,500					
	2/1/2023			4,319(2)	17,277(2)	34,554(2)		1,228,395
	2/1/2023						17,277(3)	749,995
Sean Fan	2/1/2023	$416,000	$ 832,000					
	2/1/2023			8,639(2)	34,554(2)	69,108(2)		2,456,789
	2/1/2023						34,554(3)	1,499,989
John Shinn	2/1/2023	$200,000	$ 400,000					
	2/1/2023			2,160(2)	8,638(2)	17,276(2)		614,162
	2/1/2023						8,638(3)	374,976

(1) Amounts in the "Estimated Future Payouts Under Non-Equity Incentive Plan Awards" columns relate to cash incentive compensation opportunities under our CIP. Payments under this plan are not subject to a threshold. Target payment amounts are based on our Operating Income adjusted by Licensing Billings and pay at 100%. Payments to Messrs. Seraphin, Lynch, Fan, and Shinn, are subject to a maximum payment of 200%. The actual amounts paid to our NEOs are set forth in the "Summary Compensation Table" above, and the calculation of the actual amounts paid is discussed more fully in "Compensation Discussion and Analysis—Components of Executive Compensation" above.

(2) Amounts in the "Estimated Future Payouts Under Equity Incentive Plan Awards" columns relate to payout opportunities for fiscal year 2023 PSUs, which were granted under our 2015 Plan. The PSUs vest solely based upon our relative TSR to the median TSR of the SOX semiconductor index companies, excluding the Equipment Companies, during a three-year performance period. The amounts shown in the Threshold column reflect the PSUs that become eligible to vest if our TSR percentage point spread below the median TSR of the SOX semiconductor index companies, excluding the Equipment Companies, is -15%, and pay out at 25% of Target. The amounts shown in the Target column reflect the PSUs that become eligible to vest if our TSR percentage point spread relative to the median TSR of the SOX semiconductor index companies, excluding the Equipment Companies, is 0%, and pay out at 100% of Target. The amounts shown in the Maximum column reflect the PSUs that become eligible to vest if our TSR percentage point spread above the median TSR of the SOX semiconductor index companies, excluding the Equipment Companies, is equal or greater than 25%, and pay out at 200% of Target. The number of PSUs that become eligible to vest will be interpolated on a linear basis between the threshold and maximum levels. The vesting of the PSUs is subject to the NEO's continued service to the Company through the vesting date set forth in the award agreement, or earlier, upon a change in control or a qualifying termination, and the payout percentage will be capped at 100% if the Company's TSR is negative. The PSUs are discussed more fully in "Compensation Discussion and Analysis—Components of Executive Compensation" above.

(3) Granted on February 1, 2023 and vest in four equal annual installments beginning on February 1, 2024. The vesting of the RSUs is subject to the NEO's continued service to the Company through the applicable vesting date on the fourth anniversary of the date of grant.

(4) The amounts reported in this column reflect the aggregate grant date fair value of the RSUs and PSUs granted to our NEOs in fiscal year 2023 as computed in accordance with ASC Topic 718. For accounting purposes, the estimated fair value of PSUs was calculated based on the probable outcome of the performance measures for the fiscal year 2023 performance period as of the grant date. These amounts do not necessarily correspond to the actual value recognized by NEOs. The assumptions used to calculate the value of equity awards are set forth under Note 14 to the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2023.

Outstanding Equity Awards at Fiscal Year-End

The following table shows all outstanding equity awards held by the NEOs as of December 31, 2023. Unvested stock awards reported in the Grants of Plan Based Awards table above are also included in the table below.

Name	# of Shares or Units of Stock That Have Not Vested(#)	Market Value of Shares or Units of Stock That Have Not Vested(1)($)	Equity Incentive Plan Awards: #of Unearned Shares, Units or Other Rights That Have Not Vested(#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested($)
	Stock Awards			
Luc Seraphin	47,915(2)	3,270,199	—	—
	49,882(3)	3,404,447	—	—
	36,884(4)	2,517,333	—	—
	25,000(5)	1,706,250	—	—
	—	—	221,310(9)	15,104,408
	—	—	99,765(10)	6,808,961
	—	—	71,872(13)	4,905,264
Desmond Lynch	17,277(2)	1,179,155	—	—
	15,262(7)	1,041,632	—	—
	6,601(3)	450,518	—	—
	5,883(4)	401,515	—	—
	4,500(8)	307,125	—	—
	—	—	20,350(12)	1,388,888
	—	—	17,277(13)	1,179,155
Sean Fan	34,554(2)	2,358,311	—	—
	44,013(3)	3,003,887	—	—
	19,210(4)	1,311,083	—	—
	11,538(5)	787,469	—	—
	—	—	76,844(9)	5,244,603
	—	—	58,685(10)	4,005,251
	—	—	117,370(11)	8,010,503
	—	—	34,554(13)	2,358,311
John Shinn	8,638(2)	589,544	—	—
	7,335(3)	500,614	—	—
	5,666(6)	386,705	—	—
	2,500(5)	170,625	—	—
	—	—	22,664(9)	1,546,818
	—	—	9,780(10)	667,485
	—	—	8,638(13)	589,544

(1) The market value is calculated using the closing price of our Common Stock of $68.25 on December 29, 2023 (the last trading day of 2023), as reported on The Nasdaq Global Select Market (NASDAQ), multiplied by the unvested stock amount.
(2) The RSUs were granted on February 1, 2023 and vest in four equal annual installments beginning on February 1, 2024.
(3) The RSUs were granted on February 1, 2022 and vest in four equal annual installments beginning on February 1, 2023.
(4) The RSUs were granted on February 1, 2021 and vest in four equal annual installments beginning on February 1, 2022.
(5) The RSUs were granted on February 3, 2020 and vest in four equal annual installments beginning on February 3, 2021.

(6) The RSUs were granted on February 19, 2021 and vest in four equal annual installments beginning on February 1, 2022.

(7) The RSUs were granted on September 1, 2022 and vest in four equal annual installments beginning on September 1, 2023.

(8) The RSUs were granted on March 2, 2020 and vest in four equal annual installments beginning on March 2, 2021.

(9) During the year ended December 31, 2023, the PSUs granted in 2021 were vested with an achievement factor of 200%, as a result of the Company's TSR achievement of at least 25% in relation to the TSR of the SOX semiconductor index.

(10) The PSUs were granted on February 1, 2022. The number of shares earned will range between 25% to 200% of target shares granted. The PSUs will vest based upon the achievement of +/-25% based on the Company's relative TSR to the TSR of the SOX semiconductor index companies and the executive's continued service to the Company through the applicable vesting date on the third anniversary of the date of grant.

(11) The PSUs were granted on February 1, 2022. The number of shares earned will range between 0% to 200% of target shares granted, subject to the limits of the 2015 Plan.

(12) The PSUs were granted on September 1, 2022. The number of shares earned will range between 25% to 200% of target shares granted. The PSUs will vest based upon the achievement of +/-25% based on the Company's relative TSR to the TSR of the SOX semiconductor index companies and the executive's continued service to the Company through the applicable vesting date on the third anniversary of the date of grant.

(13) The performance stock units were granted on February 1, 2023. The number of shares earned will range between 25% to 200% of target shares granted. The performance units will vest based upon the achievement of +/-25% based on the Company's relative TSR to the TSR of the SOX semiconductor index companies and the executive's continued service to the Company through the applicable vesting date on February 1, 2026 (or the first trading day thereafter, if such date falls on a non-trading day) or earlier, upon a change in control or a qualifying termination, and the payout percentage will be capped at 100% if the Company's TSR is negative.

Except as otherwise noted, each of the options and other equity awards reflected on the table above were issued under the 2006 Plan or the 2015 Plan, which are plans that were or are available to all of our employees.

Option Exercises and Stock Vested

The following table shows all stock options exercised and value realized upon exercise, and all stock awards vested and value realized upon vesting, by the NEOs during 2023.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise(#)	Value Realized on Exercise($)	Number of Shares Acquired on Vesting(#)	Value Realized on Vesting(1)($)
Luc Seraphin	4,474	163,538	375,321	16,358,100
Desmond Lynch	—	—	14,731	714,802
Sean Fan	—	—	123,968	5,402,386
John Shinn	—	—	13,278	576,923

(1) The value realized equals the market value of our common stock on the vesting date multiplied by the number of shares that vested.

CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of Regulation S-K, we are providing the following information about the relationship of the annual total compensation of our employees and the annual total compensation of Luc Seraphin, our CEO:

For fiscal year 2023, our last completed fiscal year:

- the median of the annual total compensation of all employees of our company (other than our CEO), was $175,661; and

- the annual total compensation of our CEO, as reported in the Summary Compensation Table presented elsewhere in this proxy statement, was $8,423,593.

Based on this information, for fiscal year 2023, the ratio of the annual total compensation of Mr. Seraphin, our CEO, to the median of the annual total compensation of employees was approximately 48 to 1. This pay ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K.

To identify the median of the annual total compensation of all our employees, as well as to determine the annual total compensation of the "median employee," the methodology and the material assumptions, adjustments, and estimates that we used were as follows:

- We selected December 31, 2023, which is the last day of our fiscal year, as the date upon which we would identify the median employee.

- During fiscal year 2023, our employee population consisted of approximately 623 individuals, including employees in the United States, Australia, Canada, China, Finland, France, India, Japan, the Netherlands, Bulgaria, South Korea, Taiwan and the United Kingdom. Of these employees, 264 were located in the United States and 359 were located outside of the United States.

- When determining our median employee, we excluded all employees from Australia (2), Japan (3) and United Kingdom (3), which is less than 5% of our total employee population (based on an employee count of 623) under the de minimis exception provided for in Item 402(u).

  - To identify the "median employee" from our employee population we used payroll and equity plan records for January 1, 2023 through December 31, 2023 (the "compensation measure").

  - The compensation measure included the following: base salary, employer cost of benefits, employer retirement plan contributions, including 401(k) matching, bonus payments, grant date fair value of equity awards, employee stock purchase plan discounts and sales commissions.

    - For countries other than the United States, India, China and South Korea, the employer cost of benefits was calculated based on the average employer cost per country and for countries in the European Union, includes the cost of holidays.

  - Amounts paid in foreign currency were converted into United States dollars using exchange rates in effect as of December 31, 2023.

- With respect to the annual total compensation of the "median employee," we identified and calculated the elements of such employee's compensation for fiscal year 2023 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K, resulting in annual total compensation of $175,661.

- With respect to the annual total compensation for the CEO, we used the amount reported in the "Total" column of our 2023 Summary Compensation Table for Mr. Seraphin.

Potential Payments Upon Termination or Change of Control

Equity Acceleration

In the event of a "change in control" or "merger" of the Company, as defined in the plans, each outstanding option or equity award will be assumed or an equivalent option or right substituted by the successor company. In the event that the successor company refuses to assume or substitute for the option or equity award, the participant will fully vest in and have the right to exercise all of his or her options or stock appreciation rights, including shares as to which such awards would not otherwise be vested or exercisable, all restrictions on restricted stock will lapse, and, with respect to restricted stock units, performance shares and performance units, all performance goals or other vesting criteria will be deemed achieved at target levels and all other terms and conditions met. In addition, if an option or stock appreciation right becomes fully vested and exercisable in lieu of assumption or substitution in the event of a change of control, the administrator of the plan will notify the participant that the option or stock appreciation right will be fully vested and exercisable for a period of time determined by the administrator, and the option or stock appreciation right will terminate upon the expiration of such period.

The form of option agreement for the 2015 Plan and the 2006 Plan, provides that if a successor company assumes outstanding options or awards or substitutes for options or awards with an equivalent award, then if following such assumption or substitution the participant's status as an employee or employee of the successor company, as applicable, is terminated by the successor company as a result of an "Involuntary Termination" other than for "Cause" within 12 months following the change in control, the option or award will immediately vest and become exercisable as to 100% of the shares subject to the option or award.

Change of Control Severance Agreements

We have entered into change of control severance agreements with our executive officers, including our CEO, that govern certain applicable change of control severance obligations. These agreements are designed to promote stability and retention of senior management prior to and following a change of control and to align executive and stockholder interests by enabling executives to consider corporate transactions that are in the best interests of the stockholders and other constituents of the company without undue concern over whether the transactions may jeopardize the executives' own employment. Each agreement has an initial term of three years and will renew automatically for additional one-year terms unless either party to the agreement provides the other with written notice of non-renewal at least 90 days prior to the date of automatic renewal.

For each of our NEOs other than our CEO, if we terminate such executive's employment without "Cause" or such executive terminates his employment for "Good Reason," and in each case, such termination occurs during a period beginning three months before a change of control and ending 12 months following a change of control, then subject to the executive signing and not revoking a separation agreement and release of claims and the executive's continued compliance with the terms of the At Will Employment, Confidential Information, Invention Assignment, and Arbitration Agreement entered into between the executive and the Company, the executive will receive: (i) a lump sum payment (less applicable withholding taxes) equal to 100% of the executive's annual base salary as in effect immediately prior to the executive's termination date or, if greater, at the level in effect immediately prior to the change of control; (ii) a lump sum payment (less applicable withholding taxes) equal to 100% of the executive's full bonus and commission for the year of termination at target level as in effect immediately prior to the executive's termination date, or, if greater, at the level in effect immediately prior to the change of control; (iii) 100% of the executive's then-outstanding and unvested equity awards will become vested in full (and if the amount of the award to vest is determined based on the achievement of performance criteria, then the equity awards will vest based on achievement at target levels for the relevant performance period(s)); and (iv) if the executive elects continuation coverage pursuant to COBRA for executive and his or her eligible dependents, the Company will reimburse the executive for the COBRA premiums for a maximum period of 12 months.

CEO Employment Agreement

Mr. Seraphin's employment agreement with the Company provides that in the event the Company terminates his employment with the Company without "Cause" and such termination does not occur within the three months prior to or 24 months following a change of control of the Company, Mr. Seraphin will receive: (i) a lump sum payment of 100% of his base salary and target bonus, (ii) Company payment of his COBRA premiums (in lieu of continued employee benefits) for a period of 12 months, and (iii) 12 months additional vesting of all equity awards with a service based component (excluding awards with a performance-based component if the performance metric has not been achieved by the termination date). In the event the Company terminates Mr. Seraphin's employment with the Company without "Cause" or Mr. Seraphin voluntarily terminates his employment for "Good Reason", and in either event, such termination occurs within three months prior to or 24 months following a change of control of the Company, Mr. Seraphin will receive: (i) a lump sum payment of 200% of his base salary and target bonus, (ii) Company payment of his COBRA premiums (in lieu of continued employee benefits) for a period of 18 months, and (iii) 100% vesting of all equity awards with a service based component (excluding awards with a performance-based component if the performance metric has not been achieved by the termination date).

The severance payments and other benefits will be subject to Mr. Seraphin entering into (and not revoking) a release of claims agreement against the Company and Mr. Seraphin's continued compliance with certain non-compete, non-solicit, and non-disparagement provisions contained in the Agreements. In the event that the severance payments and other benefits payable to Mr. Seraphin constitute "parachute payments" under Section 280G of the U.S. tax code and would be subject to the applicable excise tax, then Mr. Seraphin's severance and other benefits will be either: (i) delivered in full, or (ii) delivered to such lesser extent which would result in no portion of such benefits being subject to the excise tax, whichever results in the receipt by Mr. Seraphin on an after-tax basis of the greatest amount of benefits.

Potential Payments Upon Termination or Change in Control

The value of the benefits that would be payable to Mr. Seraphin assuming a qualifying termination of employment on December 31, 2023, is included in the chart below.

	Salary	Bonus	Equity	Benefits	Total
Luc Seraphin(No Change In Control)	$ 650,000	$ 650,000	$30,100,889	$24,640	$31,425,529
(Change In Control)	$1,300,000	$1,300,000	$32,177,031	$36,960	$34,813,991

The value of the benefits that would be payable to Messrs. Lynch, Fan and Shinn our other current NEOs, assuming a qualifying termination of employment on December 31, 2023, is included in the chart below.

	Salary	Bonus	Equity	Benefits	Total
Desmond Lynch	$425,000	$318,750	$ 4,698,922	$ 952	$ 5,443,623
Sean Fan	$520,000	$416,000	$20,166,874	$28,349	$21,131,223
John Shinn	$400,000	$200,000	$ 3,835,809	$36,842	$ 4,472,652

Compensation of Directors

The following table shows compensation information for our non-employee directors for 2023.

Name	Fees Earned or Paid in Cash($)	Stock Awards (1)($)	Total($)	Equity Footnotes
Charles Kissner	110,000	184,951	294,951	(2)
Steven Laub	60,000	184,951	244,951	(2)
Meera Rao	72,500	184,951	257,451	(2)
Emiko Higashi	67,500	184,951	252,451	(2)
Necip Sayiner	67,500	184,951	252,451	(2)
Eric Stang	70,000	184,951	254,951	(2)
Former Directors:				
Sanjay Saraf(3)	11,250	—	11,250	
Karen Rogge(4)	20,000	184,951	204,951	(2)

(1) Amounts shown do not reflect compensation actually received by the non-employee directors. Instead, the amounts shown are the aggregate grant date fair value computed in accordance with the provisions of FASB ASC Topic 718. The assumptions used to calculate the value of stock and stock option awards are set forth under Note 14 of the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2023.

(2) Consists of 3,653 RSUs granted on April 3, 2023 with a fair value of $50.63 per share.

(3) Mr. Saraf resigned from our Board of Directors on March 1, 2023.

(4) Ms. Rogge served on the Board from April 29, 2021 until April 27, 2023.

Summary of Director Compensation Plan

Annual Retainer. Each independent director receives an annual retainer of $60,000 in cash. As of April 1, 2023, the Chairperson of the Board receives an additional annual retainer of $50,000 (increased from $25,000) (the "Board Chair Retainer"). The Chairperson of the Audit Committee receives an additional annual retainer of $12,500. The Chairperson of the Compensation and Human Resources Committee receives an additional annual retainer of $10,000. The Chairperson of the Corporate Development Committee, which oversees the Company's acquisition and divestiture activity, receives an additional annual retainer of $7,500. The Chairperson of the Corporate Governance/Nominating Committee receives an additional annual retainer of $7,500. The Chairperson of the Cyber Risk Committee receives an additional annual retainer of $7,500. Each annual retainer is paid in quarterly installments.

Annual Equity Grant. Each independent director receives an annual equity grant of such number of RSUs with an approximate fair market value equal to $185,000 at the time of grant ("Annual Equity Grant"). Annual Equity Grants for non-employee directors are granted on April 1st of each year or the first trading day thereafter. The Annual Equity Grant vests in full at the end of a one-year period, subject to the independent director continuing to serve through each applicable vesting date. If the director discontinues service prior to the vesting of any Annual Equity Grant, the partial unvested pro rata Annual Equity Grant will become vested and exercisable when the non-employee director leaves the Board.

New Outside Director Annual Equity Grant. In addition to the Annual Equity Grant noted above, each non-employee director will receive a pro rata Annual Equity Grant based on when such new non-employee director begins her or his service at the Company (the "New Service Grant"). The New Service Grant will equal the value-based amount of the Annual Equity Grant multiplied by a fraction with (i) the numerator equal to the number of months from the first trading day of the month following their service date through April 1 and (ii) the denominator equal to 12. If the director discontinues service prior to the vesting of any New Service Grant, the partial unvested pro rata New Service Grants will become vested and exercisable when the new non-employee director leaves the Board.

Initial Equity Grant. Prior to July 30, 2020, any newly elected independent director joining our Board of Directors received an initial option to purchase 40,000 shares of common stock when he or she was first elected as a member of the Board. The term of such options did not exceed ten years. Subject to the terms and conditions of the applicable equity incentive plan, the option grants vest over a four-year period, with one-eighth of shares subject to the option vesting six months after the date of grant and the remaining shares vesting ratably each month thereafter, subject to the independent director continuing to serve through each applicable vesting date. Outside directors appointed or elected after July 30, 2020 will no longer receive an initial option grant upon joining the Board of Directors.

Each of the options granted to our independent directors was issued under the 2006 Plan or the 2015 Plan, which are plans that are available to all of our employees. As described under "Outstanding Equity Awards at Fiscal Year End — Potential Payments Upon Termination or Change in Control," the 2006 Plan and the 2015 Plan provide for certain acceleration upon a "change in control" of the Company, as defined under such plans. In addition, with respect to options and any other equity awards granted to non-employee directors that are assumed or substituted for upon a change of control under the 2006 Plan or the 2015 Plan, if the non-employee director is terminated other than upon a voluntary resignation, the options and other equity awards granted to such non-employee director will fully vest and be exercisable with respect to 100% of the shares subject to such options and other equity awards.

Pursuant to the Board's stock ownership guidelines, each independent director is expected to accumulate and hold an equivalent value of our common stock of three times their annual total cash compensation and to achieve this by five years from the date that the director joined the Board. Directors are expected to maintain this minimum amount of stock ownership throughout their tenure on the Board. As of December 31, 2023, all of our directors were in compliance with this policy.

PAY VERSUS PERFORMANCE INFORMATION

Our compensation programs are designed to align compensation with business objectives and Company financial performance, and to attract, retain, motivate, focus, and reward executives in order to enhance the long-term growth and profitability of the Company, foster stockholder value creation, and align executives' interests with those of our stockholders.

To this end, a substantial portion of our executives' total compensation is variable and dependent on performance. Variable compensation includes our annual and long-term incentives, with incentive plan payouts tied to the Company's operating income, relative TSR, and individual performance criteria. The compensation program design combined with rigorous absolute and relative incentive goals helps align executive compensation and Company performance over the long-term.

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, the Pay vs. Performance disclosure provides an additional snapshot perspective on pay and performance alignment by evaluating the link between "Compensation Actually Paid," defined by the SEC and referred to below as "CAP," and various measures of market and financial performance. The following table shows the past four fiscal years' total compensation for our NEOs (including our principal executive officer ("PEO"), also referred to herein as our "CEO") as set forth in the Summary Compensation Table ("SCT"), the CAP paid to our NEOs, the Company's cumulative total shareholder return ("TSR"), the combined TSR of our selected peer group, our net income, and our pro-forma operating income, which, in our assessment, represents our most important financial performance measure to link compensation actually paid to our NEOs for the most recently completed fiscal year.

Pay Versus Performance Table

Year	Reported Summary Compensation Table Total for PEO	Compensation Actually Paid to PEO(5)	Average Reported Summary Compensation Table Total for Non-PEO NEOs(1)	Average Compensation Actually Paid to other NEOs(1)(5)	Value of initial fixed $100 Investment(2)		Net Income (in millions)	PF Op Income (in millions)(4)
					Company Total Shareholder Return	Peer Group Total Shareholder Return(3)		
2023	$8,423,593	$30,372,331	$3,036,107	$11,493,108	$495.46	$277.14	$333.9	$251.9
2022	$7,130,474	$19,432,713	$3,160,306	$ 5,746,805	$260.04	$137.05	$(14.3)	$256.2
2021	$5,761,497	$13,591,885	$1,538,175	$ 1,940,042	$213.36	$219.49	$ 18.3	$210.5
2020	$5,377,663	$ 6,454,443	$2,291,740	$ 2,827,485	$126.75	$145.23	$(40.5)	$181.8

(1) The NEOs for each applicable year are:

- 2023: PEO: Luc Seraphin. Other NEOs: Desmond Lynch, Sean Fan, and John Shinn.

- 2022: PEO: Luc Seraphin. Other NEOs: Desmond Lynch, Sean Fan, John Shinn, and Keith Jones. Mr. Jones resigned from his position as Vice President, Finance, and Interim Chief Financial Officer effective as of August 5, 2022

- 2021: PEO: Luc Seraphin. Other NEOs: Sean Fan, John Shinn, Keith Jones, Jae Kim, and Rahul Mathur. Mr. Kim resigned from his position as Senior Vice President, General Counsel and Secretary effective as of February 19, 2021. Mr. Mathur resigned from his position of Senior Vice President, Finance and Chief Financial Officer effective as of November 15, 2021

- 2020: PEO: Luc Seraphin. Other NEOs: Sean Fan, Jae Kim, and Rahul Mathur

(2) Cumulative TSR is measured as of a base period of December 31, 2019
(3) The peer group used for relative TSR is the RDG Semiconductor Composite Index, comprising 77 constituent companies, which is the same peer group the Company uses for its Item 201(e) of Regulation S-K disclosure
(4) The Company-selected measure is pro-forma operating income, as described in our CD&A section of the proxy. Pro-forma operating income is a non-GAAP measure that consists of GAAP operating income, adjusted for stock-based compensation expense, amortization expense, certain acquisition related expenses, retention bonuses, restructuring expenses, impairment charges, non-cash interest expense and certain other one-time or extraordinary expenses or credits and, as described in the CD&A section of the proxy, was also adjusted for Customer Licensing Income.

Other one-time or extraordinary expense or income items may be excluded from pro-forma operating income as determined by the Compensation and Human Resources Committee.

(5) The SEC rules require that certain adjustments be made to the Summary Compensation Table totals to determine CAP, as reported in the Pay versus Performance table above. The following table details the applicable adjustments that were made to determine CAP (a*djustments for pension or dividend payments are not covered, as Rambus does not have supplemental executive retirement plans and does not pay dividends on equity award*s, and d*ue to rounding, the calculated final value of the numbers shown in the following table may not be the precise values reported above*):

| Year | Executives | SCT Total | Deduct SCT Stock & Option Awards | Equity Awards | | | |
				Add Year-End Value of Unvested Equity Granted in Year	Add Change in Value of Unvested Awards Granted in Prior Years	Add Change in Value of Vested Equity Granted in Year	Add Change in Value of Vested Equity Granted in Prior Years
2023 .... PEO		$8,423,593	$7,190,089	$11,012,250	$10,245,511	$0	$7,881,066
	Other NEOs*	$3,036,107	$2,308,102	$ 3,526,754	$ 5,965,043	$0	$1,273,305
2022 .... PEO		$7,130,474	$5,857,203	$ 8,872,767	$ 3,476,967	$0	$5,809,709
	Other NEOs*	$3,160,306	$2,492,078	$ 4,235,555	$ 430,855	$0	$ 412,167
2021 .... PEO		$5,761,497	$4,511,773	$ 6,755,857	$ 3,551,346	$0	$2,034,959
	Other NEOs*	$1,538,175	$1,055,024	$ 774,181	$ 324,841	$0	$ 357,869
2020 .... PEO		$5,377,663	$4,050,500	$ 4,009,500	$ 1,041,477	$0	$ 76,303
	Other NEOs*	$2,291,740	$1,369,477	$ 1,377,093	$ 507,449	$0	$ 20,680

*   Presented on an averaged basis.

Relationship Between Compensation Actually Paid (CAP) and Performance Measures

The Pay versus Performance table above and graphs below demonstrate that our executives' CAP is generally aligned with our Company's performance over time. Specifically:

- PEO and NEO pay is strongly aligned with our TSR performance. Each year, PEO and NEO CAP generally fluctuated with our TSR performance.

- Net income does not link directly to CAP, TSR, or pro-forma operating income, primarily due to one-time non-operating expenses included in the net income number, per accounting requirements. As such, it does not track with CAP or other important financial measures and is not used in our incentive programs.

Rambus' TSR has either tracked with or outperformed the TSR of the RDG Semiconductor Composite Index peer group year-over-year, with strong outperformance in 2023.



Rambus PEO / NEO CAP vs. TSR





2023 Performance Measures

For fiscal year 2023, our Compensation and Human Resources Committee (the "Committee") identified the performance measures listed below (listed in no particular order) as the most important in its compensation-setting process for our NEOs:

Tabular List of Performance Measures

Pro-forma Operating Income
Relative TSR
Product Revenue

The Committee identified pro-forma operating income, relative TSR, and product revenue as our "most important" measures that are tied to executive compensation outcomes. Pro-forma operating income and relative TSR are used in our incentive awards, which constitute the largest share of our executives' pay. Meanwhile, product revenue is a key performance measure for the Company and its stockholders, reflecting the execution of our product strategy and our focus on growth through our product portfolio and research. These measures influence payout decisions and impact the value of the Company, which in turn is reflected in the value of CAP for our PEO and NEOs.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of December 31, 2023, with respect to shares of our common stock that may be issued under our existing equity compensation plans.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (1)($)	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans:			
Approved by stockholders	3,554,924	$11.60	14,202,536 (2)
Not approved by stockholders (3)	0	—	137,553
Total	3,554,924	$11.60	14,340,089

(1) The weighted average exercise price is calculated based solely on outstanding stock options.

(2) Includes the following: 11,816,573 shares reserved for issuance pursuant to the 2015 Plan (the "2015 Plan") and 2,385,963 shares reserved for issuance pursuant to the 2015 Employee Stock Purchase Plan (the "2015 ESPP").

(3) Includes the 2019 Inducement Plan. In the third quarter of 2019, the Company adopted the 2019 Inducement Plan and, subject to the adjustment provisions of the 2019 Inducement Plan, reserved 400,000 shares of the Company's common stock for issuance pursuant to equity awards granted under the 2019 Inducement Plan.

Proxy Statement

AUDIT COMMITTEE REPORT

This section shall not be deemed to be "soliciting material," or to be "filed" with the SEC, is not subject to the liabilities of Section 18 of the Securities Exchange Act and is not to be incorporated by reference into any filing of Rambus under the Securities Act, as amended, or the Securities Exchange Act, regardless of date or any other general incorporation language in such filing.

Report of the Audit Committee

The following is the report of the Audit Committee of our Board of Directors with respect to our audited financial statements for the fiscal year ended December 31, 2023, which include our consolidated balance sheets as of December 31, 2023 and 2022, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity and cash flows for each of the fiscal years ended December 31, 2023, 2022 and 2021, and the notes thereto.

Review with Management . . .	The Audit Committee has reviewed and discussed our audited financial statements and management's report on internal control over financial reporting with management.
Review and Discussions with the Independent Registered Public Accounting Firm	The Audit Committee has discussed with PricewaterhouseCoopers LLP, our independent registered public accounting firm for the fiscal year ended December 31, 2023, the matters required to be discussed by Auditing Standards No. 1301, "Communications with Audit Committees" issued by the Public Accounting Oversight Board ("PCAOB"). The Audit Committee has also received written disclosures and the letter from PricewaterhouseCoopers LLP required by applicable requirements of PCAOB regarding the independent auditor's communications with us concerning independence, as may be modified or supplemented, and has discussed with PricewaterhouseCoopers LLP its independence from us. The Audit Committee has determined that the accounting advice and tax services provided by PricewaterhouseCoopers LLP are compatible with maintaining PricewaterhouseCoopers LLP's independence.
Conclusion	Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that our audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2023, for filing with the SEC.
Respectfully submitted by . . .	THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS Meera Rao (Chair) Charles Kissner Steven Laub

ENVIRONMENTAL, SOCIAL AND GOVERNANCE ISSUES AND CORPORATE SOCIAL RESPONSIBILITY

Rambus recognizes that environmental, social and governance ("ESG") issues are of importance to many investors. At Rambus, we are committed to ethical, responsible and sustainable business practices. ESG and corporate social responsibility ("CSR") is an enterprise-wide commitment and our Board of Directors monitors and supports our CSR efforts.

Rambus has published a CSR Report since 2020, and in 2022 published its first ESG Impact Report in accordance with Global Reporting Initiative ("GRI") and Sustainability Accounting Standards Board ("SASB") standards (available at *www.rambus.com/corporate-social-responsibility/*). This report outlines Rambus' work related to ESG issues and outlines the company's goals and processes related to ESG. In addition, we have put in place numerous processes and policies related to CSR and ESG including:

Rambus Vendor Code of Conduct and RBA Code of Conduct:

In 2021, Rambus became a member of the Responsible Business Alliance ("RBA") and, as such, follows the RBA Code of Conduct in our worldwide operations. Rambus also has adopted a Vendor Code of Conduct ("Rambus Vendor Code") based upon the RBA Code of Conduct that applies to all key suppliers. Rambus's top suppliers have all certified to Rambus that they comply with the Rambus Vendor Code or the RBA Code of Conduct and Rambus audits/confirms such compliance annually. Rambus's top manufacturing supplier TSMC, which makes up a majority of Rambus's chip production spend is ISO 14001, ISO 45001 and ISO 50001 certified and in 2020 was the first semiconductor company to join the RE100 renewable energy initiative.

Human Rights, Diversity and Employee Well-Being

Rambus believes in the values and fundamental rights of humans and has adopted a Human Rights Policy that sets forth our Human Rights Principles, Approach and Implementation as they relate to the Rambus stakeholder community.

We also invest in the long-term development of and engagement with our employees by aspiring to have an increasingly diverse workforce and inclusive environment. We believe diverse teams expand creativity, lead to better decision-making, and enhance team member engagement and retention. Our Board of Directors periodically reviews our diversity and inclusion programs and processes to ensure continual improvement. We are committed to providing and supporting a work environment that promotes equality of opportunity among our employees and in 2021 we rolled out a company-wide employee diversity and inclusion training that will be conducted regularly moving forward. We strive for our workforce to be truly representative of all sections of society and for each employee to feel respected and able to perform at his or her best. In the U.S., 58.78 % of our employee population is considered diverse and 20.61% is female.

Finally, Rambus prides itself on having an injury-free workplace and safety-based culture. We promote a healthy lifestyle and encourage employee health and wellness and work-life balance.

Sustainability

Our commitment to innovation and invention in our business extends directly to the way we view environmental excellence at Rambus. We are actively seeking out technology innovation opportunities to ensure our manufacturing processes, materials sourcing and technological advances are environmentally friendly. The Rambus Environmental, Health and Safety Policy is aligned with ISO 50001 standards for energy management and ensures local champions for EHS actively work towards environmental excellence globally at Rambus.

Our website contains specific data and metrics regarding Rambus' commitments to environmental excellence including Greenhouse Gas Inventories and related emissions and energy usage, available at *www.rambus.com/ corporate-social-responsibility.*

Community Building

We believe in making a positive impact in the communities where we live and work. From organizations dedicated to health, housing and development, animal welfare and children and families in need — we strive to empower the local community through philanthropic efforts. We also encourage our employees to donate to charitable organizations of their choice and the Company matches gifts to charities up to $1,000 per year per employee. Further, we encourage our employees to volunteer time each year to charitable causes. During fiscal year 2023, we donated over $80,000 to charitable organizations in the U.S. and around the world.

OTHER MATTERS

The Board does not know of any other matters to be presented during the Annual Meeting. If any additional matters are properly presented or otherwise allowed to be considered during the Annual Meeting, the persons named in the enclosed proxy will have discretion to vote shares they represent in accordance with their own judgment on such matters. It is important that your shares be represented at the meeting (virtually or by proxy), regardless of the number of shares which you hold. You are, therefore, urged to execute and return, at your earliest convenience, the accompanying proxy card in the envelope which has been enclosed.

BY ORDER OF THE BOARD OF DIRECTORS,

/s/ John Shinn
John Shinn
Senior Vice President, General Counsel and Secretary

San Jose, California
March 8, 2024

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended

December 31, 2023

Or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission file number: 000-22339

RAMBUS INC.

(Exact name of registrant as specified in its charter)

Delaware	**94-3112828**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4453 North First Street	
Suite 100	
San Jose , California	**95134**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code:
(408) 462-8000

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, $.001 Par Value	RMBS	The NASDAQ Stock Market LLC
		(The NASDAQ Global Select Market)

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑   No ☐

 Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer		Accelerated filer	☑		☐
Non-accelerated filer		Smaller reporting company	☐		☐
		Emerging growth company			☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐   No ☑

The aggregate market value of the Registrant's Common Stock held by non-affiliates of the Registrant as of June 30, 2023 was approximately $5.0 billion based upon the closing price reported for such date on The NASDAQ Global Select Market. For purposes of this disclosure, shares of Common Stock held by officers and directors of the Registrant and persons that may be deemed to be affiliates under the Act have been excluded. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

The number of outstanding shares of the Registrant's Common Stock, $0.001 par value, was 107,887,603 as of January 31, 2024.

DOCUMENTS INCORPORATED BY REFERENCE

Certain information is incorporated into Part III of this report by reference to the Proxy Statement for the Registrant's annual meeting of stockholders to be held on or about April 25, 2024 to be filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this Form 10-K.

TABLE OF CONTENTS

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K ("Annual Report on Form 10-K") contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include, without limitation, predictions regarding the following aspects of our future:

- Success in the markets of our products and services or our customers' products;
- Sources of competition;
- Research and development costs and improvements in technology;
- Sources, amounts and concentration of revenue, including royalties;
- Success in signing and renewing customer agreements, including license agreements;
- The timing of completing engineering deliverables and the changes to work required;
- Success in obtaining new technology development contracts booked in the future;
- Success in adding and maintaining new customers;
- Success in obtaining orders from our customers, and our ability to accurately anticipate and meet our customers' demands;
- Success in entering and growth in new markets;
- Levels of variation in our customers' shipment volumes, sales prices and product mix;
- Variation in contract and other revenue, based on varying revenue recognized from contract and other revenue;
- Implications of short-term or long-term increases in our research and development expenses;
- Short-term increases in cost of product revenue;
- Variation in our sales, general and administrative expenses;
- Terms of our licenses and amounts owed under license agreements;
- Technology product development;
- Perceived or actual changes in the quality of our products;
- Dispositions, acquisitions, mergers or strategic transactions and our related integration efforts;
- Impairment of goodwill and long-lived assets;
- Pricing policies of our customers;
- Changes in our strategy and business model, including the expansion of our portfolio of inventions, products, software, services and solutions to address additional markets in memory, chip and security;
- Deterioration of financial health of commercial counterparties and their ability to meet their obligations to us;
- Effects of security breaches or failures in our or our customers' products and services on our business;
- Engineering, sales, legal, advertising, marketing, general and administration, and other expenses;
- Contract revenue;
- Operating results;
- Continued product revenue growth, specifically in connection with the growth in sales of our memory interface chips;
- International licenses, operations and expansion;
- Effects of changes in the economy and credit market on our industry and business;
- Effects of natural disasters, climate change and extreme weather events on our supply chain;
- Ability to identify, attract, motivate and retain qualified personnel;
- Effects of government regulations on our industry and business;
- Manufacturing, shipping and supply partners, supply chain availability and/or sale and distribution channels;
- Growth in our business;
- Methods, estimates and judgments in accounting policies;
- Adoption of new accounting pronouncements;

- Effective tax rates, including as a result of recent U.S. tax legislation;

- Restructurings and plans of termination;

- Realization of deferred tax assets/release of deferred tax valuation allowance;

- Trading price of our common stock;

- Internal control environment;

- Protection of intellectual property;

- Any changes in laws, agency actions and judicial rulings that may impact the ability to enforce our IP rights;

- Indemnification and technical support obligations;

- Equity repurchase programs;

- Issuances of debt or equity securities, which could involve restrictive covenants or be dilutive to our existing stockholders;

- Effects of fluctuations in interest rates and currency exchange rates;

- Effects of a varying rate of inflation;

- Effects of U.S. government restrictions on exports, including with China;

- Effects of current and future uncertainty in the worldwide economy, including major central bank policies and worldwide changes in credit markets;

- Effects of changes in macroeconomic conditions, increased risk of recession and geopolitical issues;

- Management of supply chain risks; and

- Outcome and effect of potential future IP litigation and other significant litigation.

You can identify these and other forward-looking statements by the use of words such as "may," "future," "shall," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "potential," "continue," "projecting" or the negative of such terms, or other comparable terminology. Forward-looking statements also include the assumptions underlying or relating to any of the foregoing statements.

Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under Item 1A, "Risk Factors." All forward-looking statements included in this document are based on our assessment of information available to us at this time. We assume no obligation to update any forward-looking statements.

Rambus is a trademark of Rambus Inc. Other trademarks or copyrights that may be mentioned in this Annual Report on Form 10-K are the property of their respective owners.

Item 1.   *Business*

Overview

As an industry pioneer with over 30 years of advanced semiconductor design experience, Rambus is dedicated to addressing the challenges of accelerating and protecting data in hardware for the data center and other growing markets. We are a leader in high-performance memory subsystems, providing chips, silicon intellectual property ("IP") and innovations that maximize the performance and security in computationally intensive systems.

With the exponential increase in the complexity, size and number of advanced workloads, like generative artificial intelligence ("AI"), the demands on computing infrastructure continue to grow at an accelerated pace. The performance gap between processors and memory is an increasingly significant bottleneck in high-performance systems. Processors and accelerators continue to increase in speed and core count, while memory latency and bandwidth lag behind, creating a "memory wall" inhibiting overall system performance improvements.

Throughout our history, Rambus has been focused on advancing memory technologies and novel architectures, as well as delivering the solutions needed to break down the memory wall. We provide industry-leading memory interface chips that enable the highest bandwidth and capacity server memory modules, maximizing memory performance for data-intensive workloads.

The broadening adoption of AI also creates opportunities for our silicon IP solutions. Our high-performance digital controller cores are increasingly critical to accelerated computing chips. In addition, the proliferation of application-specific silicon creates increased vulnerabilities to attack as data is distributed across systems, amplifying the need for our industry-leading security IP.

Rambus offers a balanced and diverse portfolio of solutions across chips, silicon IP and patent licensing, each of them contributing at scale. The data center continues to be the Company's primary focus market, demanding the highest performance and security, and represents greater than 75% of the revenue from Rambus chip and silicon IP sales. Benefiting from the increasing demands in data center, our product revenue, which consists primarily of memory interface chips, has grown at a 5-year compound annual growth rate of 42% from 2018 through 2023. Silicon IP has sustained momentum, driven by design wins at leading system on chip ("SoC") customers, and is well positioned to capture the growing opportunities. In addition, this year Rambus successfully closed and extended key patent licensing agreements, solidifying our foundation of sustained cash generation to fuel investments in our product and technology roadmaps and delivering consistent return of value to stockholders.

Memory Interface Chips

Made for high performance, reliability and power efficiency, Rambus DDR memory interface chips for server memory modules (e.g., RDIMMs) enable increased bandwidth and expanded capacity in enterprise and cloud servers. The Rambus portfolio includes DDR5 and DDR4 memory interface chipsets. Our leading-edge DDR5 chipset solution includes the Registering Clock Driver ("RCD"), Serial Presence Detect Hubs ("SPD Hub") and Temperature Sensors ("TS").

We sell memory interface chips directly and indirectly to memory module manufacturers, OEMs and hyperscalers worldwide through multiple channels, including our direct sales force and distributors. We have sales operations in the United States, France, Japan, South Korea, Taiwan and China, where we employ sales personnel who serve our direct customers and manage our channel partners.

We operate a fabless business model and use third-party foundries and manufacturing contractors to fabricate, assemble and test our memory interface chips. We also inspect and test parts in our U.S.-based facilities. This outsourced manufacturing approach allows us to focus our investment and resources on the research, development, design, sale and marketing of our products. Outsourcing also allows us the flexibility needed to respond to new market opportunities, simplifies our operations and significantly reduces our capital requirements.

Silicon IP

Rambus Silicon IP includes interface and security IP solutions that move and protect data in advanced data center, government and automotive applications. Our interface IP solutions feature both high-speed memory and chip-to-chip digital controller IP. Our security IP offerings comprise one of the industry's most comprehensive portfolios of solutions, including crypto cores, hardware roots of trust, high-speed protocol engines and chip provisioning technologies.

We sell Silicon IP solutions to leading chip makers worldwide for integration into their SoC and FPGA designs. Rambus Silicon IP is sold primarily through our direct sales force operating out of offices in the United States, France, Japan, South Korea, Taiwan and China.

Patent Licenses

Our patented inventions are foundational to the semiconductor industry and are licensed to leading semiconductor and system companies around the world. Rambus continues to innovate and invent, thereby advancing semiconductor technology. With a broad worldwide portfolio of patents covering memory architecture, high-speed serial links and security, we enhance our value and relevance in our target markets and create a platform for investment in product development.

Our patent licenses enable our customers to use specified portions of our portfolio of patented inventions in the customer's own digital electronics products, systems or services. These licenses may also define the specific field of use where our customers may use or employ our inventions in their products. License agreements are structured with fixed or variable, or a hybrid of fixed and variable royalty payments over certain periods typically ranging up to ten years. Leading semiconductor and electronic system companies, such as AMD, Broadcom, CXMT, IBM, Infineon, Kioxia, Marvell, MediaTek, Micron, Nanya, Nuvoton, NVIDIA, Phison, Qualcomm, Samsung, SK hynix, Socionext, STMicroelectronics, Toshiba, Western Digital and Winbond have licensed our patents for use in their own products. Additionally, from time to time, we enter into agreements to sell certain patent assets under agreements which may also include subsequent profit-sharing. The sale of these patents, as well as the subsequent profit-sharing, are included as part of our royalty revenue.

Competition

The semiconductor industry is intensely competitive and is characterized by rapid technological change, short product life cycles, cyclical market patterns, price erosion, increasing foreign and domestic competition and market consolidation. Rambus competes with product offerings from various companies depending upon the particular Rambus product line. In the memory interface chip market, we compete with international semiconductor companies, including Renesas and Montage Technology. In the Silicon IP market, Rambus competes with the in-house design teams at our potential customers, as well as with third-party IP suppliers, such as Cadence and Synopsys. Many of our competitors are larger and have better access to financial, technical, sales and marketing resources than we possess.

To the extent that alternative technologies, which might provide comparable system performance at lower or similar cost to our patented technologies, are perceived to require the payment of no or lower fees or royalties, or to the extent other factors influence the industry, our customers and prospective customers may adopt and promote such alternative technologies. Even to the extent we determine that such alternative technologies infringe our patents, there can be no assurance that we would be able to negotiate agreements that would result in royalties being paid to us without litigation, which could be costly and the results of which would be uncertain. As in the past, litigation may be required to enforce and protect our IP rights, on top of the substantial investments undertaken to research and develop our innovations and technologies.

Research and Development

Building upon our foundation of core semiconductor technologies, our research priorities focus on innovation and patent development that differentiate our product offerings in the market and enhance the value of our patent portfolio. Key to our efforts is continuing to hire and retain world-class inventors, scientists and engineers to lead the development and deployment of inventions and technology solutions for our intended markets.

To foster our research and development efforts, we have assembled a team of highly skilled inventors, engineers and scientists whose activities are focused on continually developing new innovations within our chosen technology fields, and have thereby secured the IP rights and legal protections for these ground-breaking inventions. Using this foundation of innovation, our technical teams develop new semiconductor solutions that enable increased performance, greater power efficiency and increased levels of security, as well as other improvements and benefits. Our solution design and development process is a multi-disciplinary effort requiring expertise in multiple fields across all of our operational units.

A significant number of our scientists and engineers spend all or a portion of their time on research and development. For the years ended December 31, 2023, 2022 and 2021, research and development expenses were $156.8 million, $158.8 million and $135.7 million, respectively. We expect to continue to invest substantial funds in research and development activities. In addition, because our customer agreements often call for us to provide engineering support, a portion of our total engineering costs are allocated to the cost of contract and other revenue.

Human Capital Resources

As of December 31, 2023, we had 623 employees, of which approximately 42% were in the United States and 58% in other global regions. Additionally, approximately 69% of our employees were engineers with the remaining employees in sales, general and administrative positions. None of our employees are covered by collective bargaining agreements.

We believe that our future success largely depends upon our continued ability to identify, attract, motivate and retain qualified personnel. We provide our employees with competitive compensation, as well as opportunities for equity ownership and developmental programs that enable continued learning and growth. We also offer employees benefits such as life and health insurance, paid time off, paid parental leave and retirement savings plans. We utilize successful recruiting practices that yield qualified and dedicated employees who are driven to achieve our vision.

The employment market in the United States can be competitive, especially for technology companies in the San Francisco Bay Area and elsewhere. Our human capital resources objectives, as described above, help us retain and motivate our existing employees, advisors and consultants, which is a key component of increasing stockholder value and the success of Rambus.

We are an equal opportunity employer and are committed to maintaining a diverse and inclusive work environment. Our commitment to diversity and inclusion helps us attract and retain the best talent, enables employees to realize their full potential and drives high performance through innovation and collaboration. Because we know that diversity is truly a competitive advantage that helps drive innovation, we strive to maintain a best-in-class work environment that fosters respect for individuals, their ideas and contributions. We benefit from the innovation that results when people with differing experiences, perspectives and cultures work together to achieve a common goal.

Intellectual Property

We maintain and support an active program to protect our IP, primarily through the filing of patent applications and the defense of issued patents against potential infringement. As of December 31, 2023, our technologies are covered by 2,221 U.S. and foreign patents, having expiration dates ranging from 2024 to 2043. Additionally, we have 547 patent applications pending. Some of the patents and pending patent applications are derived from a common parent patent application or are foreign counterpart patent applications. We believe our patented innovations provide our customers with the legal rights and licenses to use our inventions to achieve improved performance, greater cost-effectiveness and other technological benefits in their own products and services. We intend to continue our innovation efforts and allocate significant investment in our IP development programs.

We have a program to file applications for and obtain patents in the United States and in selected foreign countries where we believe filing for such protection is appropriate and would further our overall business strategy and objectives. In some instances, obtaining appropriate levels of protection may involve prosecuting continuation and counterpart patent applications based on a common parent application. In addition, we attempt to protect our trade secrets and other proprietary information through agreements with current and prospective customers, and confidentiality agreements with employees and consultants and other security measures. We also rely on copyright, trademarks and trade secret laws to protect our IP and other proprietary assets.

Backlog

Our sales of memory interface chips are generally made pursuant to short-term purchase orders. These purchase orders are made without deposits and may be, and often are, rescheduled, canceled or modified on relatively short notice, without substantial penalty. Therefore, we believe that purchase orders or backlog are not necessarily a reliable indicator of our future product sales.

Corporate and Available Information

Rambus Inc. was founded in 1990 and reincorporated in Delaware in March 1997. Our principal executive offices are located at 4453 North First Street, Suite 100, San Jose, California, 95134. Our website is *www.rambus.com*. We have used, and intend to continue to use, our investor relations website as a means of disclosing material non-public information and for complying with our disclosure obligations under Regulation FD. The inclusion of our website address in this report does not include or incorporate by reference into this report any information on our website. You can obtain copies of our Forms 10-K, 10-Q, 8-K and other filings with the SEC, and all amendments to these filings, free of charge, from our website as soon as reasonably practicable following our filing of any of these reports with the SEC. In addition, you may read and copy any material we file with the SEC at the SEC's Public Reference Room at 100 F Street NE, Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at *www.sec.gov*. Further, the Company's references to the URLs for these websites are intended to be inactive textual references only.

Information concerning our revenue, results of operations and revenue by geographic area is set forth in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and in Note 7, "Segments and Major Customers," of Notes to Consolidated Financial Statements of this Form 10-K, all of which are incorporated herein by reference. Information concerning identifiable assets and segment reporting is also set forth in Note 7, "Segments and Major Customers," of Notes to Consolidated Financial Statements of this Form 10-K. Information on customers that comprise 10% or more of our consolidated revenue and risks attendant to our foreign operations is set forth below in Item 1A, "Risk Factors."

Our Executive Officers

Information regarding our current executive officers and their ages and positions is contained in the table below. Our executive officers are appointed by, and serve at the discretion of, our Board of Directors. There is no family relationship between any of our executive officers.

Name	Age	Position and Business Experience
Luc Seraphin	60	President & Chief Executive Officer. Mr. Seraphin has served as President & Chief Executive Officer since October 2018 and was interim Chief Executive Officer from June 2018 to October 2018. With over 30 years of experience managing global businesses, Mr. Seraphin brings the overall vision and leadership necessary to drive future growth for the company. Prior to this role, Mr. Seraphin was the Senior Vice President and General Manager of the Memory and Interface Division, leading the development of the company's innovative memory architectures and high-speed serial link solutions. Mr. Seraphin also served as the Senior Vice President of Worldwide Sales and Operations where he oversaw sales, business development, customer support and operations across the various business units within Rambus. Mr. Seraphin started his career as a field application engineer at NEC and later joined AT&T Bell Labs, which became Lucent Technologies and Agere Systems (now Broadcom Inc.). During his 18 years at Agere, Mr. Seraphin held several senior positions in sales, marketing and general management, culminating in his last position as Executive Vice President and General Manager of the Wireless Business Unit. Following this, Mr. Seraphin held the position of General Manager of a GPS startup company in Switzerland and was Vice President of Worldwide Sales and Support at Sequans Communications. During his career, Mr. Seraphin has advised and supported companies in both the product and IP markets. Mr. Seraphin holds a bachelor's degree in Mathematics and Physics and a master's degree in Electrical Engineering from Ecole Superieure de Chimie, Physique, Electronique, based in Lyon, France where he majored in Computer Architecture. Mr. Seraphin also holds an MBA from the University of Hartford and has completed the senior executive program of Columbia University and the Stanford Directors' Consortium.
Desmond Lynch	44	Chief Financial Officer. Mr. Lynch has served as Chief Financial Officer since August 2022, where he is responsible for the global finance organization, with responsibility for financial management, planning, tax, treasury, controls and reporting. Previously, he served as the Vice President of Finance for Rambus. Prior to joining Rambus, Mr. Lynch served as Vice President of Finance at Renesas Electronics, a leading global semiconductor company, where he was the head of U.S. finance. Mr. Lynch has extensive semiconductor experience, including financial leadership roles at Integrated Device Technology, Atmel, Knowles Corporation and National Semiconductor. Mr. Lynch is a Chartered Accountant with the Institute of Chartered Accountants of Scotland and holds a bachelor's degree in Accountancy and Finance from the University of Glasgow in Scotland.

Name	Age	Position and Business Experience
Sean Fan	58	Senior Vice President, Chief Operating Officer. Mr. Fan has served as the Senior Vice President, Chief Operating Officer since August 2019. Prior to Rambus, from March 2019 to June 2019, he served as Vice President and General Manager at Renesas Electronics Corporation, responsible for the datacenter business unit, a premier supplier of advanced semiconductor solutions. Prior to his role at Renesas, Mr. Fan was Senior Vice President and Corporate General Manager of the Computing and Communications Group at Integrated Device Technology, Inc. ("IDT"), a leading supplier of analog mixed-signal products including sensors, connectivity and wireless power, from May 2017 until March 2019 when IDT was acquired by Renesas Electronics Corporation. Mr. Fan joined IDT in 1999 and held various management roles at IDT, including Vice President and General Manager of the Computing and Communications Division, Vice President and General Manager of the Interface Connectivity Division, Vice President of China Operations, Vice President and General Manager of the Memory Interface Division, General Manager of Standard Product Operations and Senior Director of Silicon Timing Solutions. Prior to joining IDT, Mr. Fan served in various engineering and management roles with Lucent Microelectronics, Mitel Semiconductor and the National Lab of Telecom Research in China.
John Shinn	55	Senior Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer. Mr. Shinn has served as the Senior Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer since February 2021 and as our Vice President, Deputy General Counsel since October 2016. Prior to Rambus, Mr. Shinn was Vice President and General Counsel at Toptal, LLC, a global remote company that provides a freelancing platform, connecting businesses with software engineers, designers, finance experts, product managers and project managers, from February 2016 until October 2016, where he was responsible for all aspects of the corporate legal function, including corporate governance, regulatory compliance, commercial transactions, intellectual property matters and employment law. From February 2015 to January 2016, Mr. Shinn served as the Vice President of Legal at Tanium, Inc., an enterprise software company at the forefront of security and systems management, where he was responsible for all aspects of the company legal function, including commercial licensing, partnership and vendor contracts, new hire and employment matters, sales compensation plan design and corporate legal matters. Prior to February 2015, Mr. Shinn held the Sr. Director of Legal, Commercial Transactions at Brocade Communication Systems, Inc. Mr. Shinn has also worked in private practice with the law firm of Wilson Sonsini Goodrich & Rosati, advising high tech and emerging growth companies on technology transactions and mergers and acquisitions. Mr. Shinn began his legal career as a litigation attorney with a boutique intellectual property and securities litigation law firm in San Jose. Mr. Shinn is a member of the State Bar of California and received his J.D. from Santa Clara University and his bachelor's degree in American and European History from Stanford University.

Item 1A. *Risk Factors*

Because of the following factors, as well as other variables affecting our operating results, past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results or trends in future periods. See also "Note Regarding Forward-Looking Statements" at the beginning of this report.

Summary Risk Factors

Our business is subject to numerous risks and uncertainties that you should consider before investing in our company, as fully described below. The principal factors and uncertainties that make investing in our company risky include, among others:

- We have traditionally operated in, and may enter other, industries that are highly cyclical and competitive.
- Much of our revenue is concentrated in a few customers, and if we lose any of these customers through contract terminations, acquisitions or other means, our revenue may decrease substantially.
- Products that fail to meet their specifications or are defective could impose significant costs on us or result in loss of business.
- If we do not keep pace with technological innovations or customers' increasing technological requirements, we may not be able to enhance our existing products and our products may not be competitive, and our revenue and operating results may suffer.
- If our customers do not incorporate our technologies into their products, or if our customers' products are not commercially successful, our business would suffer.
- Our products may not be successful in new markets.
- We purchase inventory in advance based on expected demand for our products, and if demand is not as expected, we may have insufficient or excess inventory, which could adversely impact our financial condition.
- The markets for semiconductor products are cyclical, and increased levels of inventory may lead to overcapacity and lower prices, and conversely, we may not be able to satisfy unexpected demand for our products.
- A meaningful portion of our future revenue depends on sustaining or growing our licensing revenue and the failure to achieve such revenue would lead to a material decline in our results of operations.
- Our licensing cycle is lengthy and costly, and our marketing and licensing efforts may be unsuccessful.
- Some of our license agreements may convert from royalty generating to fully paid-up licenses at the expiration of their terms, or upon certain milestones, and we may not receive royalties after that time.
- Future revenue is difficult to predict for several reasons, and our failure to predict revenue or revenue trends accurately may result in our stock price declining.
- We may fail to meet our publicly announced guidance or other expectations about our business, which would likely cause our stock price to decline.
- A substantial portion of our revenue is derived from sources outside of the United States and this revenue and our business generally are subject to risks related to international operations that are often beyond our control.
- Weak global economic conditions may adversely affect demand for the products and services of our customers and could otherwise harm our business.
- Our operations are subject to the effects of a rising rate of inflation.
- We rely on third parties for a variety of services, including manufacturing, and these third parties' failure to perform these services adequately or change our allocation of their services/capacity due to industry or other pressures could materially and adversely affect our business.
- Our business and operations could suffer in the event of physical and cybersecurity breaches and incidents.
- We have in the past made and may in the future make acquisitions or enter into mergers, strategic investments, sales of assets, divestitures or other arrangements that may not produce expected operational benefits or operating and financial results.
- If we are unable to attract and retain qualified personnel globally, our business and operations could suffer.
- Our operations are subject to risks of natural disasters, acts of war, terrorism, widespread illness or security breaches or incidents at our domestic and international locations, any one of which could result in a business stoppage and negatively affect our operating results.
- In the future, we may fail to maintain an effective system of internal control over financial reporting or adequate disclosure controls and procedures, which may result in material misstatements of our consolidated financial statements or cause us to fail to meet our periodic reporting obligations.
- Unanticipated changes in our tax rates or in the tax laws, treaties and regulations could expose us to additional income tax liabilities, which could affect our operating results and financial condition.
- We are subject to various government restrictions and regulations, including on the sale of products and services that use encryption and other technology and those related to privacy and other consumer protection matters.
- Litigation and government proceedings could affect our business in materially negative ways.

- If we are unable to protect our inventions successfully through the issuance and enforcement of patents, our operating results could be adversely affected.
- Third parties may claim that our products or services infringe on their intellectual property ("IP") rights, exposing us to litigation that, regardless of merit, may be costly to defend.
- Warranty, service level agreement and product liability claims brought against us could cause us to incur significant costs and adversely affect our operating results, as well as our reputation and relationships with customers.
- Compliance with changing regulation of corporate governance and public disclosure may result in additional expenses.

Risks Associated with Our Business, Industry and Market Conditions

We have traditionally operated in, and may enter other, industries that are highly cyclical and competitive.

Our target customers are companies that develop and market high volume business and consumer products in semiconductors, computing, data centers, networks, tablets, handheld devices, mobile applications, gaming and graphics, high-definition televisions, cryptography and data security. The electronics industry is intensely competitive and has been impacted by rapid technological change, short product life cycles, cyclical market patterns, price erosion and increasing foreign and domestic competition. We are subject to many risks beyond our control that influence whether or not we are successful in winning target customers or retaining existing customers, including, primarily, competition in a particular industry, market acceptance of such customers' products and the financial resources of such customers. In particular, DRAM manufacturers, which make up a significant part of our revenue, are prone to significant business cycles and have suffered material losses and other adverse effects to their businesses, leading to industry consolidation from time-to-time that may result in loss of revenue under our existing license agreements or loss of target customers. As a result of ongoing competition in the industries in which we operate and volatility in various economies around the world, we may achieve reduced market share, a reduced number of licenses or may experience tightening of customers' operating budgets, difficulty or inability of our customers to pay our licensing fees, reduction in downstream demand, lengthening of the approval process for new products and licenses and consolidation among our customers. All of these factors may adversely affect the demand for our products and technologies and may cause us to experience substantial fluctuations in our operating results and financial condition.

We face competition from semiconductor and digital electronics products and systems companies, and other semiconductor IP companies that provide security and interface IP that are available to the market. We believe some of the competition for our technologies may come from our prospective customers, some of which are internally evaluating and developing products based on technologies that they contend or may contend will not require a license from us. Many of these companies are larger and may have better access to financial, technical and other resources than we possess and may be able to develop and advance competitive products more effectively.

To the extent that alternative technologies might provide comparable system performance at lower or similar cost to our technologies, or are perceived to require the payment of no or lower fees and/or royalties, or to the extent other factors influence the industry, our customers and prospective customers may adopt and promote such alternative technologies. Even to the extent we determine that such alternative technologies infringe our patents, there can be no assurance that we would be able to negotiate agreements that would result in royalties being paid to us without litigation, which could be costly and the results of which would be uncertain.

In addition, our efforts to expand into new markets subject us to additional risks. We may have limited or no experience in new products and markets, and our customers may not adopt our new offerings. These and other new offerings may present new and difficult challenges, which could negatively affect our operating results.

Much of our revenue is concentrated in a few customers, and if we lose any of these customers through contract terminations or acquisitions, our revenue may decrease substantially.

We have a high degree of revenue concentration. Our top five customers for each reporting period represented approximately 62%, 58% and 56% of our revenue for the years ended December 31, 2023, 2022 and 2021, respectively. We expect to continue to experience significant revenue concentration for the foreseeable future. Our customers' demand for our products may fluctuate due to factors beyond our control. We could experience fluctuations in our customer base or the mix of revenue by customer as markets and strategies evolve. A disruption in our relationship with any of our customers could adversely affect our business. In addition, any consolidation of our customers could reduce the number of customers to whom our products may be sold or the demand for our products. Our inability to meet our customers' requirements or to qualify our products with them could adversely impact our revenue. The loss of, or restrictions on our ability to sell to, one or more of our major customers or any significant reduction in orders from, or a shift in product mix by customers, could have a material adverse effect on our operating results and financial condition.

In addition, our license agreements are complex and some contain terms that require us to provide certain customers with the lowest royalty rate that we provide to other customers for similar technologies, volumes and schedules. These clauses may limit our ability to effectively price differently among our customers, to respond quickly to market forces, or otherwise to compete on the basis of price. These clauses may also require us to reduce royalties payable by existing customers when we enter into or amend agreements with other customers. Any adjustment that reduces royalties from current customers or licensees may have a material adverse effect on our operating results and financial condition.

We continue to negotiate with customers and prospective customers to enter into license agreements. Any future agreement may trigger our obligation to offer comparable terms or modifications to agreements with our existing customers, which may be less favorable to us than the existing license terms. We expect licensing fees will continue to vary based on our success in renewing existing license agreements and adding new customers, as well as the level of variation in our customers' reported shipment volumes, sales price and mix, offset in part by the proportion of customer payments that are fixed. In addition, some of our material license agreements may contain rights by the customer to terminate for convenience, or upon certain other events, such as change of control, material breach, insolvency or bankruptcy proceedings. If we are unsuccessful in entering into license agreements with new customers or renewing license agreements with existing customers, on favorable terms or at all, or if these agreements are terminated, our results of operations may decline significantly.

Some of our revenue is subject to the pricing policies of our customers over which we have no control.

We have no control over our customers' pricing of their products and there can be no assurance that licensed products will be competitively priced or will sell in significant volumes. Any premium charged by our customers in the price of memory and controller chips or other products over alternatives must be reasonable. If the benefits of our technology do not match the price premium charged by our customers, the resulting decline in sales of products incorporating our technology could harm our operating results.

Our customers often require our products to undergo a lengthy and expensive qualification process which does not assure product sales. If we are unsuccessful or delayed in qualifying any of our products with a customer, our business and operating results would suffer.

Prior to purchasing our products, our customers often require that our products undergo extensive qualification processes, which involve testing of our products in the customers' systems, as well as testing for reliability. This qualification process may continue for several months. However, qualification of a product by a customer does not assure any sales of the product to that customer. Even after successful qualification and sales of a product to a customer, a subsequent revision in third-party manufacturing processes may require a new qualification process with our customers, which may result in delays and in our holding excess or obsolete inventory. After our products are qualified, it can take several months or more before the customer commences volume production of components or systems that incorporate our products. Despite these uncertainties, we devote substantial resources, including design, engineering, sales, marketing and management efforts, to qualify our products with customers in anticipation of sales. If we are unsuccessful or delayed in qualifying any of our products with a customer, sales of those products to the customer may be precluded or delayed, which may impede our growth and cause our business to suffer.

Products that fail to meet their specifications or are defective could impose significant costs on us or result in loss of business.

Products that do not meet their specifications or that contain, or are perceived by our customers to contain, defects could impose significant costs on us or otherwise materially adversely affect our operating results and financial condition. From time to time, we experience problems with nonconforming, defective, or incompatible products after we have shipped such products. In recent periods, we have further expanded our product offerings, which could potentially increase the chance that one or more of our products could fail to meet specifications in a particular application. Our products and technologies may be deemed fully or partially responsible for functionality in our customers' products and may result in sharing or shifting of product or financial liability from our customers to us for costs incurred by the end user as a result of our customers' products failing to perform as specified. In addition, if our products and technologies perform critical functions in our customers' products or are used in high-risk consumer end products, such as automotive products, our potential liability may increase. We could be adversely affected in several ways, including the following:

- we may be required or agree to compensate customers for costs incurred or damages caused by defective or incompatible products and to replace products;
- we could incur a decrease in revenue or adjustment to pricing commensurate with the reimbursement of such costs or alleged damages;
- we may encounter adverse publicity, which could cause a decrease in sales of our products or harm our reputation or relationships with existing or potential customers; and
- our customers may reduce or cancel their orders with us or exclude us from further consideration as a supplier.

Any of the foregoing items could have a material adverse effect on our operating results and financial condition.

If we do not keep pace with technological innovations or customers' increasing technological requirements, we may not be able to enhance our existing products and our products may not be competitive, and our revenue and operating results may suffer.

We operate in rapidly changing, highly competitive markets. Technological advances, the introduction of new products and new design techniques could adversely affect our business unless we are able to adapt to changing conditions. Technological advances could render our products and technologies less competitive or obsolete, and we may not be able to respond effectively to the technological requirements of evolving markets. Therefore, we may be required to commit significant resources to enhancing and developing new technology, which may include purchasing or licensing advanced design tools and test equipment, hiring additional highly qualified engineering and other technical personnel, and continuing and expanding research and development activities on existing and potential technologies.

Our existing product offerings may present new and difficult challenges, and we may be subject to claims if customers of our offerings experience delays, failures, non-performance or other quality issues. In particular, we may experience difficulties with product design, qualification, manufacturing, including supply chain disruptions or shortages that might lead to an inability to meet customer demand, marketing or certification that could delay or prevent our development, introduction or marketing and sales of products. Although we intend to design our products to be fully compliant with applicable industry standards, proprietary enhancements may not in the future result in full conformance with existing industry standards under all circumstances. Further, our products must be enhanced periodically to keep up with evolving system requirements. Our introduction of new products could reduce the demand and revenue of our older products or affect their pricing.

Our research and development efforts with respect to new technologies may not result in customer or market acceptance. Some or all of those technologies may not successfully make the transition from the research and development stage to cost-effective production as a result of technology problems, competitive cost issues, yield problems, and other factors. Even if we successfully complete a research and development effort with respect to a particular technology, our customers may decide not to introduce or may terminate products utilizing the technology for a variety of reasons, including difficulties with other suppliers of components for the products, superior technologies developed by our competitors and unfavorable comparisons of our products with these technologies, price considerations and lack of anticipated or actual market demand for the products.

Our business model continues to transform towards greater reliance on product revenue. We could experience a slowdown in our customers' demand for our products in the near term, however, we anticipate our memory interface chips will contribute to continued long-term growth. If sales of our memory interface chips do not grow as anticipated, then our business could suffer as a result. Our business could be harmed if we are unable to develop and utilize new technologies that address the needs of our customers, or our competitors or customers develop and utilize new technologies more effectively or more quickly than we can. A transition by our customers to different business models could also result in reduced revenue. We cannot guarantee that we will be successful in keeping pace with all, or any, of the customer trends. Any investments made to enhance or develop new technologies that are not successful could have an adverse effect on our operating results and financial condition.

If our customers do not incorporate our technologies into their products, or if our customers' products are not commercially successful, our business would suffer.

We sell our memory interface chips directly and indirectly to memory module manufacturers and OEMs worldwide for integration into server memory modules. We cannot be assured that our customers' products will be commercially successful over time or at all as a result of factors beyond our control. If products incorporating our technologies are not commercially successful or experience rapid decline, our revenue and business will suffer. Further, we are continuing to expand into new segments and if our memory interface chips fail to achieve acceptance by customers in such segments, then our business could suffer as a result. Changes in our customers' order patterns could result in us holding excess quantities of inventory which could result in us recording reserves for excess and obsolete inventory. Any such reserves would have an adverse effect on our operating results and financial condition.

We purchase inventory in advance based on expected demand for our products, and if demand is not as expected, we may have insufficient or excess inventory, which could adversely impact our financial condition.

As a fabless semiconductor company, we purchase our inventory from third-party manufacturers in advance of selling our products. We place orders with our manufacturers based on existing and expected orders from our customers for particular products. We are also subject to increased inventory risks and costs because we build our products based on forecasts provided by customers before receiving purchase orders for the product. While most of our contracts with our customers and distributors include lead time requirements and cancellation penalties that are designed to protect us from misalignment between customer orders and inventory levels, we must nonetheless make some predictions when we place orders with our manufacturers and we are not always able to make adjustments to align with our inventory needs. Our customers may cancel orders for many reasons, including but not limited to trends in the global economy, business challenges, supply chain constraints, longer than expected inventory digestion or other changes in their business requirements. In the event that our predictions are inaccurate due to unexpected increases in orders or our manufacturers are unable to provide the inventory that we require, we may have insufficient inventory to meet our customers' demands. In addition, a perceived negative trend in market conditions could lead us to decrease the manufacturing volume of our products to avoid excess inventory. If we inaccurately assess market conditions for our products, we could have insufficient inventory to meet our customer demands resulting in loss of revenue. In the event that we order products that we are unable to sell due to a decrease in orders, unexpected order cancellations, import/export restrictions or product returns, we may have excess inventory which, if not sold, may need to be written down or would result in a decrease in our revenue in future periods. If any of these situations were to arise, it could have a material impact on our business, financial condition and results of operations.

The markets for semiconductor products are cyclical, and increased levels of inventory may lead to overcapacity and lower prices, and conversely, if we do not hold sufficient inventory, we may not be able to satisfy unexpected demand for our products.

The cyclical nature of the semiconductor industry has resulted in periods when demand for our products has increased or decreased rapidly. If we overbuild inventory in a period of decreased demand, or we expand our operations too rapidly or procure excessive resources in anticipation of increased demand for our products, and that demand does not materialize at the pace at which we expect, or declines, our operating results may be adversely affected as a result of charges related to obsolete inventory, inventory write-downs, increased operating expenses or reduced margins.

We may in the future experience periods of customer inventory adjustments that may adversely affect our operating results. In addition, we may not be able to expand our operations in a sufficiently timely manner, procure adequate resources and raw materials, locate suitable third-party suppliers or respond effectively to changes in demand for our existing products or to demand for new products requested by our customers, and our current or future business could be materially and adversely affected.

We periodically transition to newer generations of our semiconductor products as the market shifts to demand for such products. While we have managed prior product transitions and have previously sold multiple generations of products at the same time, these transitions are difficult to forecast and may result in under-supply or over-supply of inventory by product generation, which may negatively impact revenue and inventory reserves.

Our products may not be successful in new markets.

Various target markets for our products, such as AI, may develop slower than anticipated or could utilize competing technologies. The markets for some of these products depend in part upon the continued development and deployment of various other technologies, which may or may not address the needs of the users of these products. We cannot predict the size or growth rate of these markets or the market share we will achieve or maintain in these markets in the future.

Our ability to generate significant revenue from new markets will depend on various factors, including the development and growth of these markets; the ability of our technologies and products to address the needs of these markets; the price and performance requirements of our customers, and the preferences of end users; and our ability to provide our customers with products that provide advantages compared with alternative products.

Our ongoing success in these markets will require us to offer better performance alternatives to other products at competitive costs. The failure of any of these target markets to develop as we expect, or our failure to serve these markets to a significant extent, will impede the sales growth of products incorporating our technology, which could harm our operating results.

A meaningful portion of our future revenue depends on sustaining or growing our licensing revenue and the failure to achieve such revenue would lead to a material decline in our results of operations.

While our business model continues to transform towards greater reliance on product revenue, a large portion of our revenue still consists of fees paid for access to our patented technologies, existing technology and other development and support services we provide to our customers. Our ability to secure and renew the licenses from which that revenue is derived depends on our customers adopting our technology and using it in the products they sell. If customers do not upgrade or enhance their product offerings to include such technologies, our revenue and operating results may be adversely affected. Once secured, license revenue may be negatively affected by factors within and outside our control, including reductions in our customers' sales prices, sales volumes, our failure to timely complete engineering deliverables and the actual terms of such licenses themselves. In addition, our licensing cycle for new licensees, as well as for renewals for existing licensees is lengthy, costly and unpredictable. We cannot provide any assurance that we will be successful in signing new license agreements or renewing existing license agreements on equal or favorable terms or at all. If we do not achieve our revenue goals, our results of operations could decline.

Our licensing cycle is lengthy and costly, and our marketing and licensing efforts may be unsuccessful.

The process of persuading customers to adopt and license our chip interface, data security IP and other technologies can be lengthy. Even if successful, there can be no assurance that our technologies will be used in a product that is ultimately brought to market, achieves commercial acceptance or results in significant royalties to us. We generally incur significant marketing and sales expenses prior to entering into our license agreements, generating a license fee and establishing a royalty stream from each customer. The length of time it takes to establish a new licensing relationship can take many months or even years. We may incur costs in any particular period before any associated revenue stream begins, if at all. If our marketing and sales efforts are very lengthy or unsuccessful, then we may face a material adverse effect on our business and results of operations as a result of failure to obtain, or an undue delay in obtaining, royalties.

Some of our license agreements may convert from royalty generating to fully paid-up licenses at the expiration of their terms, or upon certain milestones, and we may not receive royalties after that time.

From time to time, we enter into license agreements that automatically convert from royalty generating arrangements to fully paid-up licenses under which the customer is no longer required to make payments for all or certain components of the licensed technology or IP upon expiration or upon reaching certain milestones. We may not receive further royalties from customers for any licensed technology under those agreements if they convert to fully paid-up licenses because such customers will be entitled to continue using some, if not all, of the relevant IP or technology under the terms of the license agreements without further payment, even if relevant patents or technologies are still in effect. If we cannot find another source of royalties to replace the royalties from those license agreements that convert to fully paid-up licenses, our results of operations following such conversion could be adversely affected.

Future revenue is difficult to predict for several reasons, and our failure to predict revenue or revenue trends accurately may result in our stock price declining.

As we commercially launch each of our products, the sales volume of and resulting revenue from such products in any given period will be difficult to predict. Our lengthy license negotiation cycles could make a considerable portion of our future revenue difficult to predict because we may not be successful in entering into or renewing licenses with our customers on our anticipated timelines.

In addition, while some of our license agreements provide for fixed, quarterly royalty payments, many of our license agreements provide for volume-based royalties and may also be subject to caps on royalties in a given period. The sales volume and prices of our customers' products in any given period can be difficult to predict. Under the revenue recognition standard ("ASC 606") adopted during the first quarter of 2018, our revenue may vary greatly from quarter to quarter. As a result of the foregoing items, our actual results may differ substantially from analyst estimates or our forecasts in any given quarter.

Also, a portion of our revenue comes from development and support services provided to our customers. Depending upon the nature of the services, a portion of the related revenue may be recognized ratably over the support period or may be recognized according to contract revenue accounting. Contract revenue accounting may result in deferral of the service fees until the completion of the contract or may result in the recognition of service fees over the period in which services are performed on a percentage-of-completion basis.

We may fail to meet our publicly announced guidance or other expectations about our business, which would likely cause our stock price to decline.

We provide guidance regarding our expected financial and business performance including our anticipated future revenue, operating expenses and other financial and operation metrics. Correctly identifying the key factors affecting business conditions and predicting future events is an inherently uncertain process. Any guidance that we provide may not always be accurate, or may vary from actual results, due to our inability to correctly identify and quantify risks and uncertainties to our business and to quantify their impact on our financial performance. We offer no assurance that such guidance will ultimately be accurate, and investors should treat any such guidance with appropriate caution. If we fail to meet our guidance or if we find it necessary to revise such guidance, even if such failure or revision is seemingly insignificant, investors and analysts may lose confidence in us and the market value of our common stock could be materially adversely affected.

A substantial portion of our revenue is derived from sources outside of the United States and this revenue and our business generally are subject to risks related to international operations that are often beyond our control.

For the years ended December 31, 2023, 2022 and 2021, revenue received from our international customers constituted approximately 62%, 39% and 36%, respectively, of our total revenue. We expect that future revenue derived from international sources will continue to represent a significant portion of our total revenue.

To the extent that customer sales are not denominated in U.S. dollars, any royalties that are based on a percentage of the customers' sales and which we receive as a result of such sales could be subject to fluctuations in currency exchange rates. In addition, if the effective price of licensed products sold by our foreign customers were to increase as a result of fluctuations in the exchange rate of the relevant currencies, demand for licensed products could fall, which in turn would reduce our royalties. From time to time, we use limited financial instruments to hedge foreign exchange rate risk, however such instruments may not be sufficient to cover such risk.

Trade-related government actions, whether implemented by the United States, China, the European Union or other countries, that impose barriers or restrictions impacting our ability to sell or ship products to certain customers may have a negative impact on our financial condition and results of operations. We cannot predict the actions government entities may take in this context and may be unable to quickly offset or effectively react to government actions that restrict our ability to sell to certain customers or in certain jurisdictions. Government actions that affect our customers' ability to sell products or access critical elements of their supply chains may result in a decreased demand for their products, which may consequently reduce their demand for our products.

In addition, the U.S. government has announced controls affecting the ability to send certain products and technology related to semiconductors, semiconductor manufacturing and supercomputing to China without an export license and added additional entities to restricted party lists. While the Company currently has not been materially adversely impacted by these new restrictions, we may be impacted in the future if such controls are expanded to cover our key products/markets.

We currently have international business, business development, and design operations in Bulgaria, Canada, China, India, Finland, France, the Netherlands, South Korea, and Taiwan. Our international operations and revenue are subject to a variety of risks that are beyond our control, including:

- hiring, maintaining and managing a workforce and facilities remotely and under various legal systems, including compliance with local labor and employment laws;
- non-compliance with our code of conduct or other corporate policies;
- compliance with and international laws involving international operations, including the Foreign Corrupt Practices Act of 1977, as amended, sanctions and anti-corruption laws, export and import laws and similar rules and regulations;
- natural disasters, acts of war, terrorism, widespread global pandemics or illness, such as COVID-19 and its variants, or security breaches or incidents;
- export controls, tariffs, import and licensing restrictions, climate-change regulations and other trade barriers;
- profits, if any, earned abroad being subject to local tax laws and not being repatriated to the United States or, if repatriation is possible, limited in amount;
- adverse tax treatment of revenue from international sources and changes to tax laws and regulations, including being subject to foreign tax laws and being liable for paying withholding, income or other taxes in foreign jurisdictions;
- longer payment cycles and greater difficulty in collecting accounts receivable;
- unanticipated changes in foreign government laws and regulations including imposition of bans on sales of goods or services to one or more of our significant foreign customers;
- increased financial accounting and reporting burdens and complexities;
- lack of protection of our IP and other contract rights by jurisdictions in which we may do business to the same extent as the laws of the United States;
- potential vulnerability to computer system, internet or other systemic attacks, such as denial of service, viruses or other malware which may be caused by criminals, terrorists or other groups or sophisticated organizations;
- social, political and economic instability;
- geopolitical instability, including changes in diplomatic and trade relationships, in particular with China and Taiwan, and potentially in Israel and the Middle East; and
- cultural differences in the conduct of business both with customers and in conducting business in our international facilities and international sales offices.

We and our customers are subject to many of the risks described above with respect to companies which are located in different countries. There can be no assurance that one or more of the risks associated with our international operations will not result in a material adverse effect on our business, financial condition or results of operations.

Weak global economic conditions may adversely affect demand for the products and services of our customers and could otherwise harm our business.

Our operations and performance depend significantly on worldwide economic conditions. Current and future uncertainty in the worldwide economy due to inflation, geopolitics, major central bank policies including interest rate increases or related changes, public health crises or other global factors could adversely affect our business. Adverse economic conditions could also affect demand for our products and our customers' products. If our customers experience reduced demand or excess inventory as a result of global or regional economic conditions or otherwise, this could result in reduced royalty revenue and/or product sales and our business and results of operations could be harmed. Inflationary pressures and shortages have increased, and may continue to increase, costs for materials, supplies and labor, which could cause our expenses to increase at a rate faster than our product pricing to recover such increases, which may further result in a material adverse effect on our business, financial condition or results of operations.

Additionally, deterioration of conditions in worldwide credit markets could limit our ability to obtain external financing, if needed, to fund our operations and capital expenditures. In addition, we may experience losses on our holdings of cash and investments due to failures of financial institutions and other parties. Difficult economic conditions may also result in a higher rate of losses on our accounts receivable due to credit defaults. As a result, downturns in the worldwide economy could have a material adverse effect on our business, results of operations or financial condition.

Any failure in our delivery of high-quality technical support services may adversely affect our relationships with our customers and our financial results.

Our customers depend on our support organization to resolve technical issues and provide ongoing maintenance relating to our products and services. We may be unable to respond quickly enough to accommodate short-term increases in customer demand for support services. Increased customer demand for these services, without corresponding revenue, could increase costs and adversely affect our operating results. In addition, our sales process is highly dependent on our offerings and business reputation and on positive recommendations from our existing customers. Any failure to maintain high-quality technical support, or a market perception that we do not maintain high-quality support, could adversely affect our reputation, our ability to sell our solutions to existing and prospective customers and our business, operating results and financial position.

Our operations are subject to the effects of a rising rate of inflation.

The United States has recently experienced historically high levels of inflation. While inflation rates have moderated in recent quarters, if the inflation rate increases again as a result of increases in the costs of labor and supplies, it will affect our expenses, such as employee compensation and research and development charges. Research and development expenses account for a significant portion of our operating expenses. Additionally, the United States is experiencing an acute workforce shortage of qualified applicable talent, which in turn, has created a competitive wage environment that may increase our operating costs. To the extent inflation results in rising interest rates and has other adverse effects on the market, it may adversely affect our consolidated financial condition and results of operations.

Risks Associated with Our Supply and Third-Party Manufacturing

We rely on third parties for a variety of services, including manufacturing, and these third parties' failure to perform these services adequately or change our allocation of their services/capacity due to industry or other pressures could materially and adversely affect our business.

We rely on third parties for a variety of services, including our manufacturing supply chain partners and third parties within our sales and distribution channels. Some of these third parties are, and may be, our sole manufacturer or sole source of certain production materials and may be located in regions subject to geopolitical uncertainty (*e.g.*, tensions between China and Taiwan and evolving export/import restrictions). If we fail to manage our relationships with these manufacturers and suppliers effectively, or if they experience delays, disruptions, geopolitical changes, capacity constraints/allocation pressures or quality control problems in their operations, our ability to ship products to our customers could be impaired and our competitive position and reputation could be harmed. In addition, any adverse change in any of our manufacturers and suppliers' financial or business condition could disrupt our ability to supply quality products to our customers. If we are required to change our manufacturers, we may lose revenue, incur increased costs and damage our end-customer relationships. In addition, porting to and qualifying a new manufacturer and commencing production can be an expensive and lengthy process. If our third-party manufacturers or suppliers are unable to provide us with adequate supplies of high-quality products for any other reason, we could experience a delay in our order fulfillment, and our business, operating results and financial condition would be adversely affected. In the event these and other third parties we rely on fail to provide their services adequately, including as a result of errors in their systems, industry pressures or events beyond their control, or refuse to provide these services on terms acceptable to us, and we are not able to find suitable alternatives, our business may be materially and adversely affected. In addition, our orders may represent a relatively small percentage of the overall orders received by our manufacturers from their customers. As a result, fulfilling our orders may not be considered a priority in the event our manufacturers are constrained in their ability to fulfill all of their customer obligations in a timely manner. If our manufacturers are unable to provide us with adequate supplies of high-quality products, or if we or our manufacturers are unable to obtain adequate quantities of components, it could cause a delay in our order fulfillment, in which case our business, operating results and financial condition could be adversely affected.

Semiconductor supply chain disruptions have been well publicized in the recent past. We believe that we could experience various supply constraints related to our memory interface chip business in the future. In particular, to the extent we do not have sufficient wafer and packaging substrate firm commitments from our third-party suppliers or they are otherwise unable to provide such services and materials, we may not obtain the materials needed on our desired timelines or at reasonable prices.

Large swings in demand could exceed our contracted supply and/or our suppliers' capacity to meet those demand changes resulting in a shortage of parts, materials or capacity needed to manufacture our products. While we continually work with our suppliers to mitigate the impact of the supply constraints to our customer deliveries, in the event of a shortage or supply interruption from suppliers of our components, we may not be able to develop alternate sources quickly, cost-effectively or at all. An extended period of global supply chain and economic disruption could have a material negative impact on our business, results of operations, access to sources of liquidity and financial condition, though the full extent and duration is uncertain.

Additionally, various sources of supply-chain risk, including strikes or shutdowns at delivery ports or loss of or damage to our products while they are in transit or storage, IP theft, losses due to tampering, third-party vendor issues with quality or sourcing control, failure by our suppliers to comply with applicable laws and regulations, potential tariffs or other trade restrictions, geopolitical uncertainty and related military actions or other similar problems could limit or delay the supply of our products. Any interruption or delay in manufacturing or component supply, any increases in manufacturing or component costs, or the inability to obtain these services or components from alternate sources at acceptable prices and within a reasonable amount of time would harm our ability to provide our products to customers on a timely basis. This could harm our relationships with our customers, prevent us from acquiring new customers and materially and adversely affect our business.

If the manufacturing and/or packaging process for our products is disrupted by operational issues, natural disasters or other events, our business, results of operations or financial condition could be materially adversely affected.

We rely on subcontractors to manufacture and package our products using highly complex processes that require technologically advanced equipment and continuous modification. Our subcontractors maintain operations and continuously implement new product and process technology at facilities which are dispersed in multiple locations in Asia. As a result of the necessary interdependence within our network of manufacturing and packaging facilities, an operational disruption at one of our or a subcontractor's facilities may have a disproportionate impact on our ability to produce many of our products.

From time to time, there have been disruptions in our subcontractors' operations as a result of power outages, improperly functioning equipment, disruptions in supply of raw materials or components or equipment failures. Our subcontractors have manufacturing and other operations in locations subject to natural disasters and possible climate changes, such as severe and variable weather and geological events resulting in increased costs, or disruptions to our manufacturing operations or those of our suppliers or customers. In addition, climate change may pose physical risks to our manufacturing facilities or our suppliers' facilities, including increased extreme weather events that could result in supply delays or disruptions. Other events, including political or public health crises, such as an outbreak of contagious diseases like COVID-19, may also affect our subcontractors' production capabilities.

If production is disrupted for any reason, manufacturing yields may be adversely affected, or we may be unable to meet our customers' requirements and they may purchase products from other suppliers. This could result in a significant increase in manufacturing costs, loss of revenue or damage to customer relationships, any of which could have a material adverse effect on our business.

We rely on a number of third-party providers for data center hosting facilities, equipment, maintenance and other services, and the loss of, or problems with, one or more of these providers may impede our growth or cause us to lose customers.

We rely on third-party providers to supply data center hosting facilities, equipment, maintenance and other services in order to enable us to provide some of our services and have entered into various agreements for such services. The continuous availability of our services depends on the operations of those facilities, on a variety of network service providers and on third-party vendors. In addition, we depend on our third-party facility providers' ability to protect these facilities against damage or interruption from natural disasters, power or telecommunications failures, criminal acts, cyber-attacks and similar events. If there are any lapses of service or damage to a facility, we could experience lengthy interruptions in our service, as well as delays and additional expenses in arranging new facilities and services. Even with current and planned disaster recovery arrangements, our business could be harmed. Any interruptions or delays in our service, whether as a result of third-party error, our own error, natural disasters, criminal acts, security breaches or other causes, whether accidental or willful, could harm our relationships with customers, harm our reputation and cause our revenue to decrease and/or our expenses to increase. Also, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. These factors in turn could further reduce our revenue, subject us to liability and cause us to issue credits or cause us to lose customers, any of which could materially adversely affect our business.

Certain software and/or IP blocks that we use in or with some of our products is licensed from third parties and, for that reason, may not be available to us in the future, which has the potential to delay product development and production or cause us to incur additional expense, which could materially adversely affect our business, financial condition, operating results and cash flow.

Some of our products and services contain or function with software and/or IP blocks licensed from third parties. Some of these licenses may not be available to us in the future on terms that are acceptable to us or allow our products to remain competitive. The loss of these licenses or the inability to maintain any of them on commercially acceptable terms could delay development of future offerings or the enhancement of existing products and services. We may also choose to pay a premium price for such a license in certain circumstances where continuity of the licensed product would outweigh the premium cost of the license. The unavailability of these licenses or the necessity of agreeing to commercially unreasonable terms for such licenses could materially adversely affect our business, financial condition, operating results and cash flow.

Risks Associated with Our Business Operations

Our business and operations could suffer in the event of physical and cybersecurity breaches and incidents.

Attempts by others to gain unauthorized access to and disrupt our information technology systems are becoming more sophisticated. These attempts, which might be related to industrial or other espionage, may include covertly introducing malware to our computers and networks (or those of our customers) and impersonating authorized users, phishing attempts and other forms of social engineering, employee or contractor malfeasance, denial of service attacks and ransomware attacks, among others. We seek to detect and investigate all security incidents impacting our systems and to prevent their recurrence, but in some cases, we might be unaware of an incident or its magnitude and effects. We also utilize third-party service providers to host, transmit or otherwise process electronic data in connection with our business activities, including our supply chain processes, operations and communications. Our customers also often have access to and host our confidential IP and business information on their own internal and directed third-party systems. We, our customers, and/or our third-party service providers have faced and may continue to face security threats and attacks from a variety of sources. Our data, corporate systems, third-party systems and security measures and those of our customers or vendors may be subject to breaches or intrusions due to the actions of outside parties, employee error, malfeasance, a combination of these or otherwise, including social engineering and employee and contractor error or malfeasance, especially as certain of our employees engage in work from home arrangements, and, as a result, an unauthorized party may obtain access to our systems, networks or data, including IP and confidential business information of ourselves and our customers. There have been and may continue to be significant supply chain attacks, and we cannot guarantee that our or our third-party service providers' systems and networks have not been breached or that they do not contain exploitable defects or bugs that could result in a breach of or disruption to our systems and networks or the systems and networks of our customers or of third parties that support us and our services. We and our service providers may face difficulties or delays in identifying or responding to any actual or perceived security breach or incident. The theft or other unauthorized acquisition of, unauthorized use or publication of or access to our IP and/or confidential business information could harm our competitive position and reputation, reduce the value of our investment in research and development and other strategic initiatives or otherwise adversely affect our business. In the event of any security breach or incident, including any breach or incident that results in inappropriate access to, or loss, corruption, unavailability or unauthorized acquisition, disclosure or other processing of our or our customers' confidential information or any personally identifiable information we or our third-party service providers maintain, including that of our employees, we could suffer a loss of IP or loss of data, may be subject to claims, liability and proceedings and may incur liability and otherwise suffer financial harm.

Any actual, alleged or perceived breach of security in our systems or networks, or any other actual, alleged or perceived data security incident we or our third-party service providers or customers suffer, could result in damage to our reputation, negative publicity, loss of customers and sales, harm to our market position, increased costs to remedy any problems and otherwise respond to any incident, regulatory investigations and enforcement actions, claims, litigation, proceedings and other liability. In addition, we may incur significant costs and operational consequences of investigating, remediating, eliminating and putting in place additional tools and devices designed to prevent actual or perceived security breaches and other security incidents, as well as the costs to comply with any notification or other legal obligations resulting from any security incidents. Any of these negative outcomes could result in substantial costs and diversion of resources, distract management and technical personnel, adversely impact our sales and reputation and seriously harm our business or operating results.

Although we maintain insurance coverage that may cover certain liabilities in connection with some security breaches and other security incidents, we cannot be certain our insurance coverage will be adequate for liabilities actually incurred, that insurance will continue to be available to us on commercially reasonable terms (if at all) or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, or denials of coverage, could have a material adverse effect on our business, including our financial condition, results of operations and reputation.

Failures in our products and services or in the products of our customers, including those resulting from security vulnerabilities, defects, bugs or errors, could harm our business.

Our products and services are highly technical and complex, and among our various businesses our products and services are crucial to providing security and other critical functions for our customers' operations. Our products and services have from time to time contained and may in the future contain undetected errors, bugs, defects or other security vulnerabilities. Some errors in our products and services may only be discovered after a product or service has been deployed and used by customers and may in some cases only be detected under certain circumstances or after extended use. In addition, because the techniques used by hackers to access or sabotage our products and services and other technologies change and evolve frequently and generally are not recognized until launched against a target, we may be unable to anticipate, detect or prevent these techniques and may not address them in our data security technologies. Any errors, bugs, defects or security vulnerabilities discovered in our solutions after commercial release could adversely affect our revenue, our customer relationships and the market's perception of our products and services. We may not be able to correct any errors, bugs, defects, security flaws or vulnerabilities promptly or at all. Any breaches, defects, errors or vulnerabilities in our products and services could result in:

- expenditure of significant financial and research and development resources in efforts to analyze, correct, eliminate or work around breaches, errors, bugs or defects or to address and eliminate vulnerabilities;
- financial liability to customers for breach of certain contract provisions, including indemnification obligations;
- loss of existing or potential customers;
- product shipment restrictions or prohibitions to certain customers;
- delayed or lost revenue;
- delay or failure to attain market acceptance;
- negative publicity, which would harm our reputation; and
- litigation, regulatory inquiries or investigations that would be costly and harm our reputation.

Changes in accounting principles and guidance could result in unfavorable accounting charges or effects.

We prepare our financial statements in accordance with accounting principles generally accepted in the United States and these principles are subject to interpretation by the SEC, the Financial Accounting Standards Board ("FASB") and various bodies formed to interpret and create appropriate accounting principles and guidance. A change in these principles or application guidance, or in their interpretations, may have a material effect on our reported results, as well as our processes and related controls, and may retroactively affect previously reported results. For instance, we adopted ASC 606, the Revenue Standard, effective for us on January 1, 2018, on a modified retrospective basis, with a cumulative-effect adjustment to the opening balance of accumulated deficit on January 1, 2018. The Revenue Standard materially impacted the timing of revenue recognition for our fixed-fee IP licensing arrangements (including certain fixed-fee agreements that license our existing IP portfolio, as well as IP added to our portfolio during the license term) as a majority of such revenue would be recognized at inception of the license term (as opposed to over time as was the case under prior U.S. GAAP). We have enhanced the form and content of some of our guidance metrics that we provide following implementation of the Revenue Standard. We expect that any change to current revenue recognition practices may significantly increase volatility in our quarterly revenue, financial results and trends, and may impact our stock price.

We have in the past made and may in the future make acquisitions or enter into mergers, strategic investments, sales of assets, divestitures or other arrangements that may not produce expected operational benefits or operating and financial results.

From time to time, we engage in acquisitions, strategic transactions, strategic investments, divestitures and potential discussions with respect thereto. For example, in 2019, we acquired Northwest Logic, Inc. and the Secure Silicon IP and Protocols business from Verimatrix, formerly Inside Secure. Further, we acquired AnalogX Inc. in July 2021, PLDA Group in August 2021 and Hardent, Inc. in May 2022. In July 2023, we entered into an asset purchase agreement with Cadence Design Systems to sell our PHY IP group, and the sale was completed in September 2023. Many of our acquisitions or strategic investments entail a high degree of risk, including those involving new areas of technology and such investments may not become accretive for several years after the date of the investment, if at all. Our acquisitions or strategic investments may not provide the advantages that we anticipated or generate the financial returns we expect, including if we are unable to close any pending acquisitions. For example, for any pending or completed acquisitions, we may discover unidentified issues not discovered in due diligence, and we may be subject to regulatory approvals or liabilities that are not covered by indemnification protection or become subject to litigation.

Achieving the anticipated benefits of business acquisitions depends in part upon our ability to integrate the acquired businesses in an efficient and effective manner and achieve anticipated synergies, and we may not be successful in these efforts. The integration of companies that have previously operated independently is complex and time consuming and may result in significant challenges, including, among others: retaining key employees; successfully integrating new employees, facilities, products, processes, operations, business models and systems, technology and sales and distribution channels; retaining customers and suppliers of the acquired business; minimizing the diversion of management's and other employees' attention from ongoing business matters; coordinating geographically separate organizations; consolidating research and development operations; consolidating corporate and administrative infrastructures; implementing controls, processes and policies appropriate for a public company at acquired companies that may have previously lacked such controls, processes and policies; and managing the increased scale, complexity and globalization of our business, operations and employee base.

Additional risks related to our acquisitions or strategic investments include, but are not limited to:

- difficulty in combining the technology, products or operations of the acquired business with our business;
- difficulty in integrating and retaining the acquired workforce, including key employees;
- diversion of capital and other resources, including management's attention;
- assumption of liabilities and incurring amortization expenses, impairment charges to goodwill or write-downs of acquired assets;
- integrating financial forecasting and controls, procedures and reporting cycles;
- coordinating and integrating operations in countries in which we have not previously operated;
- acquiring business challenges and risks, including, but not limited to, disputes with management and integrating international operations and joint ventures;
- difficulty in realizing a satisfactory return, if any return at all;
- difficulty in obtaining or inability to obtain governmental and regulatory consents and approvals, other approvals or financing;
- the potential impact of complying with governmental or other regulatory restrictions placed on an acquisition;
- the potential impact on our stock price and financial results if we are unable to obtain regulatory approval for an acquisition, are required to pay reverse breakup fees or are otherwise unable to close an acquisition;
- failure and costs associated with the failure to consummate a proposed acquisition or other strategic investment;
- legal proceedings initiated as a result of an acquisition or investment;
- the potential for our acquisitions to result in dilutive issuances of our equity securities;
- the potential variability of the amount and form of any performance-based consideration;
- uncertainties and time needed to realize the benefits of an acquisition or strategic investment, if at all;
- negative changes in general economic conditions in the regions or the industries in which we or our acquired business operate;
- the need to determine an alternative strategy if an acquisition does not meet our expectations;
- potential failure of our due diligence processes to identify significant issues with the acquired assets or company; and
- impairment of relationships with, or loss of our acquired business' employees, vendors and customers, as a result of our acquisition or investment.

Our strategic investments in new areas of technology may involve significant risks and uncertainties, including distraction of management from current operations, greater than expected liabilities and expenses, inadequate return of capital and unidentified issues not discovered in due diligence. These investments are inherently risky and may not be successful.

In addition, we may record impairment charges related to our acquisitions or strategic investments. Any losses or impairment charges that we incur related to acquisitions, strategic investments or sales of assets will have a negative impact on our financial results and the market value of our common stock, and we may continue to incur new or additional losses related to acquisitions or strategic investments.

We may have to incur debt or issue equity securities to pay for any future acquisitions, which debt could involve restrictive covenants or which equity security issuance could be dilutive to our existing stockholders. We may also use cash to pay for any future acquisitions which will reduce our cash balance.

From time to time, we may also divest certain assets. These divestitures or proposed divestitures may involve the loss of revenue and/or potential customers, and the market for the associated assets may dictate that we sell such assets for less than what we paid. In addition, in connection with any asset sales or divestitures, we may be required to provide certain representations, warranties, licenses and/or covenants to buyers. While we would seek to ensure the accuracy of such representations and warranties and fulfillment of any ongoing obligations, we may not be completely successful and consequently may be subject to claims by a purchaser of such assets or related erosion of revenue or loss of customers.

If our counterparties are unable to fulfill their financial and other obligations to us, our business and results of operations may be affected adversely.

Any downturn in economic conditions or other business factors could threaten the financial health of our counterparties, including companies with which we have entered into licensing, asset/product sale and/or settlement agreements, and their ability to fulfill their financial and other obligations to us. Such financial pressures on our counterparties may eventually lead to bankruptcy proceedings or other attempts to avoid financial obligations that are due to us. Because bankruptcy courts have the power to modify or cancel contracts of the petitioner which remain subject to future performance and alter or discharge payment obligations related to pre-petition debts, we may receive less than all of the payments that we would otherwise be entitled to receive from any such counterparty as a result of bankruptcy proceedings.

If we are unable to attract and retain qualified personnel globally, our business and operations could suffer.

Our success is dependent upon our ability to identify, attract, compensate, motivate and retain qualified personnel, especially engineers, senior management and other key personnel. The loss of the services of any key employees could be disruptive to our development efforts, business relationships and strategy and could cause our business and operations to suffer.

All of our officers and other U.S. employees are at-will employees, which means they may terminate their employment relationship with us at any time, and their knowledge of our business and industry would be extremely difficult to replace. Any changes in our senior management team in particular, even in the ordinary course of business, may be disruptive to our business. While we seek to manage these transitions carefully, including by establishing strong processes and procedures and succession planning, such changes may result in a loss of institutional knowledge and cause disruptions to our business. If our senior management team fails to work together effectively or execute our plans and strategies on a timely basis as a result of management turnover or otherwise, our business could be harmed.

Our future success depends in large part upon the continued service and enhancement of our management team and our employees. If there are unexpected changes in management, such changes could be disruptive and could negatively affect our sales, operations, culture, future recruiting efforts and strategic direction. Competition for qualified executives is intense, and if we are unable to compensate our key talent appropriately and continue expanding our management team, or successfully integrate new additions to our management team in a manner that enables us to scale our business and operations effectively, our ability to operate effectively and efficiently could be limited or negatively impacted. In addition, changes in key management positions may temporarily affect our financial performance and results of operations as new management becomes familiar with our business, processes and strategy. The loss of any of our key personnel, or our inability to attract, integrate and retain qualified employees who join us organically and through acquisitions, could require us to dedicate significant financial and other resources to such personnel matters, disrupt our operations and seriously harm our operations and business.

Our operations are subject to risks of natural disasters, acts of war, terrorism, widespread illness or security breaches or incidents at our domestic and international locations, any one of which could result in a business stoppage and negatively affect our operating results.

Our business operations depend on our ability to maintain and protect our facilities, computer systems and personnel, which are primarily located in the San Francisco Bay Area in the United States, Bulgaria, Canada, France, India, the Netherlands, South Korea, and Taiwan. The San Francisco Bay Area is in close proximity to known earthquake fault zones and sites of recent historic wildfires. Our facilities and transportation for our employees are susceptible to damage from earthquakes and other natural disasters such as fires, floods, droughts, extreme temperatures and similar events. Should a catastrophe disable our facilities, we do not have readily available alternative facilities from which we could conduct our business, so any resultant work stoppage could have a negative effect on our operating results. We also rely on our network infrastructure and technology systems for operational support and business activities which are subject to physical and cyber damage, and also susceptible to other related vulnerabilities common to networks and computer systems.

New epidemics, pandemics or outbreaks of novel diseases may arise at any time. The COVID-19 pandemic or other disease outbreak may continue to adversely affect the economies and financial markets of many countries, resulting in an economic downturn that may impact overall technology spending, adversely affecting demand for our products and impacting our operating results. Furthermore, such disruption in the global financial markets may reduce our ability to access capital or our customers' ability to pay us for past or future purchases, which could negatively affect our liquidity.

We and our suppliers could be affected by laws and regulations enacted in response to concerns regarding climate change, conflict minerals, responsible sourcing practices, public health crises, contagious disease outbreaks or other matters, which could limit the supply of our materials and/or increase the cost. Environmental regulations could limit our ability to procure or use certain chemicals or materials in our operations or products. In addition, disruptions in transportation lines could delay our receipt of materials.

Acts of terrorism, climate-change related risk, widespread illness or global pandemics, international conflict, war and any event that causes failures or interruption in our network infrastructure and technology systems could have a negative effect at our international and domestic facilities and could harm our business, financial condition and operating results.

We rely upon the accuracy of our customers' recordkeeping, and any inaccuracies or payment disputes for amounts owed to us under our licensing agreements may harm our results of operations.

Many of our license agreements require our customers to document the manufacture and sale of products that incorporate our technology and report this data to us on a quarterly basis. While licenses with such terms give us the right to audit books and records of our customers to verify this information, audits rarely are undertaken because they can be expensive, time consuming and potentially detrimental to our ongoing business relationship with our customers. Therefore, we typically rely on the accuracy of the reports from customers without independently verifying the information in them. Our failure to audit our customers' books and records may result in our receiving more or less royalty revenue than we are entitled to under the terms of our license agreements. If we conduct royalty audits in the future, such audits may trigger disagreements over contract terms with our customers and such disagreements could hamper customer relations, divert the efforts and attention of our management from normal operations and impact our business operations and financial condition.

Our business and operating results could be harmed if we undertake any restructuring activities.

From time to time, we may undertake restructurings of our business, including discontinuing certain products, services and technologies and planned reductions in force. There are several factors that could cause restructurings to have adverse effects on our business, financial condition and results of operations. These include potential disruption of our operations, the development of our technology, the deliveries to our customers and other aspects of our business. Loss of sales, service and engineering talent, in particular, could damage our business. Any restructuring would require substantial management time and attention and may divert management from other important work. Employee reductions or other restructuring activities also would cause us to incur restructuring and related expenses such as severance expenses. Moreover, we could encounter delays in executing any restructuring plans, which could cause further disruption and additional unanticipated expense.

Problems with our information systems could interfere with our business and could adversely impact our operations.

We rely on our information systems and those of third parties for fulfilling licensing and contractual obligations, processing customer orders, delivering products, providing services and support to our customers, billing and tracking our customer orders, performing accounting operations and otherwise running our business. If our systems fail, our disaster and data recovery planning and capacity may prove insufficient to enable timely recovery of important functions and business records. Any disruption in our information systems and those of the third parties upon whom we rely could have a significant impact on our business. For example, in the third quarter of 2023, we commenced operating a new ERP system. Any failures of this system to operate as intended could impact our ability to timely and accurately manage our business and publicly report our financial results. Additionally, our information systems may not support new business models and initiatives and significant investments could be required in order to upgrade them. Delays in adapting our information systems to address new business models and accounting standards could limit the success or result in the failure of such initiatives and impair the effectiveness of our internal controls. Even if we do not encounter these adverse effects, the implementation of these enhancements may be much more costly than we anticipated. If we are unable to successfully implement the information systems enhancements as planned, our operating results could be negatively impacted.

Certain software we use is from open source code sources, which, under certain circumstances, may lead to unintended consequences and, therefore, could materially adversely affect our business, financial condition, operating results and cash flow.

We use open source software in our services and we intend to continue to use open source software in the future. From time to time, there have been claims challenging the ownership of open source software against companies that incorporate open source software into their products or alleging that these companies have violated the terms of an open source license. As a result, we could be subject to lawsuits by parties claiming ownership of what we believe to be open source software or alleging that we have violated the terms of an open source license. Litigation could be costly for us to defend, have a negative effect on our operating results and financial condition or require us to devote additional research and development resources to change our solutions. In addition, if we were to combine our proprietary software solutions with open source software in certain manners, we could, under certain open source licenses, be required to publicly release the source code of our proprietary software solutions. If we inappropriately use open source software, we may be required to re-engineer our solutions, discontinue the sale of our solutions, release the source code of our proprietary software to the public at no cost or take other remedial actions. There is a risk that open source licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to commercialize our solutions, which could adversely affect our business, operating results and financial condition.

In the future, we may fail to maintain an effective system of internal control over financial reporting or adequate disclosure controls and procedures, which may result in material misstatements of our consolidated financial statements or cause us to fail to meet our periodic reporting obligations.

If we are not able to comply with the requirements of the Sarbanes-Oxley Act or if we are unable to maintain effective internal control over financial reporting and disclosure controls and procedures, we may not be able to produce timely and accurate financial statements or guarantee that information required to be disclosed by us in the reports that we file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. In connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2020, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting that impacted our consolidated financial statements and related disclosures as of and for the years ended December 31, 2020 and 2019, and revised our consolidated financial statements for the year ended December 31, 2018. While we believe this material weakness has been remediated, we cannot assure you that we have identified all of our existing material weaknesses, or that we will not in the future have additional material weaknesses. Any failure of our internal control over financial reporting or disclosure controls and procedures could result in material misstatements of our consolidated financial statements, which could cause our investors to lose confidence in our publicly reported information, cause the market price of our stock to decline, expose us to sanctions or investigations by the SEC or other regulatory authorities, or impact our results of operations.

Unanticipated changes in our tax rates or in the tax laws, treaties and regulations could expose us to additional income tax liabilities, which could affect our operating results and financial condition.

We are subject to income taxes in both the United States and various foreign jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes and, in the ordinary course of business, there are many transactions and calculations where the ultimate tax determination is uncertain. Our effective tax rate could be adversely affected by several factors, many of which are outside of our control, including changes in the mix of earnings and losses in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, changes in tax laws, rates, treaties and regulations or the interpretation of the same, changes to the financial accounting rules for income taxes, the outcome of current and future tax audits, examinations or administrative appeals and certain non-deductible expenses. Our tax determinations are regularly subject to audit by tax authorities and developments in those audits could adversely affect our income tax provision, and we are currently undergoing such audits of certain of our tax returns. Although we believe that our tax estimates are reasonable, the final determination of tax audits or tax disputes may be different from what is reflected in our historical income tax provisions, which could affect our operating results.

The Organization for Economic Cooperation and Development has proposed imposing a 15% global minimum tax, and the Council of the European Union adopted this proposal for implementation by member states by December 31, 2023. Further, the United States has recently enacted the Inflation Reduction Act, which includes, among other changes, a 1% excise tax on certain stock repurchases and a 15% alternative minimum tax on adjusted financial statement income. If we are subject to additional tax liabilities, our financial performance may be adversely affected. In addition, many jurisdictions are actively considering changes to existing tax laws or have proposed or enacted new laws that could increase our tax obligations in countries where we do business or cause us to change the way we operate our business. Any of these developments or changes in federal, state or international tax laws or tax rulings could adversely affect our effective tax rate and our operating results.

Risks Associated with Litigation, Regulation and Our Intellectual Property

We are subject to various government restrictions and regulations, including on the sale of products and services that use encryption and other technology and those related to privacy and other consumer protection matters.

Various countries have adopted controls, license requirements and restrictions on the export, import and use of products or services that contain encryption technology. In addition, governmental agencies have proposed additional requirements for encryption technology, such as requiring the escrow and governmental recovery of private encryption keys. Restrictions on the sale or distribution of products or services containing encryption technology may impact our ability to license data security technologies to the manufacturers and providers of such products and services in certain markets or may require us or our customers to make changes to the licensed data security technology that is embedded in such products to comply with such restrictions. Government restrictions, or changes to the products or services of our customers to comply with such restrictions, could delay or prevent the acceptance and use of such customers' products and services. In addition, the United States and other countries have imposed export controls that prohibit the export of encryption and other technology to certain countries, entities and individuals. Our failure to comply with export and use regulations concerning encryption technology could subject us to sanctions and penalties, including fines, and suspension or revocation of export or import privileges. Additionally, climate change concerns and the potential resulting environmental impact may result in new environmental, health and safety laws and regulations that may affect us, our suppliers and our customers. Such laws or regulations could cause us to incur additional direct costs for compliance, as well as increased indirect costs resulting from our customers, suppliers or both incurring additional compliance costs that are passed on to us. These costs may adversely impact our results of operations and financial condition.

We are subject to a variety of laws and regulations in the United States, the European Union and other countries that involve, for example, user privacy, data protection and security, content and consumer protection. For example, in 2016, a new European Union data protection regime, the General Data Protection Regulation ("GDPR") was adopted, with it fully effective on May 25, 2018. The GDPR includes significant penalties for noncompliance, which may result in monetary penalties of up to the higher of €20 million or 4% of a group's worldwide turnover for the preceding financial year for the most serious violations. The United Kingdom's version of the GDPR, which it maintains along with its Data Protection Act, also provides for substantial penalties that, for the most serious violations, can go up to the greater of £17.5 million or 4% of a group's worldwide turnover for the preceding financial year. In the United States, California enacted the California Consumer Privacy Act ("CCPA"), which became effective on January 1, 2020. The CCPA includes a framework with potentially severe statutory damages and private rights of action. Moreover, a new privacy law, the California Privacy Rights Act ("CPRA"), was approved by California voters in November 2020. The CPRA significantly modifies the CCPA, effective as of January 1, 2023. Numerous other states have passed laws that share similarities with the CCPA and CPRA, and other states are considering such legislation. The U.S. federal government also is contemplating federal privacy legislation. The GDPR and CCPA, new and evolving laws such as the CPRA and other future changes in laws or regulations relating to cross-border data transfer, data localization and other aspects of privacy, data protection and information security may require us to modify our existing practices with respect to the collection, use, disclosure and other processing of data. The GDPR, CCPA and other existing and proposed laws and regulations can be costly and challenging to comply with and can delay or impede the development of new products, result in negative publicity, increase our operating costs and subject us to claims or other remedies.

We are subject to disclosure and reporting requirements for companies that use "conflict" minerals mined from the Democratic Republic of Congo and adjoining countries in their products, whether or not these products are manufactured by third parties. These requirements could affect the sourcing and availability of minerals that are used in the manufacture of our products. We have to date incurred costs and expect to incur significant additional costs associated with complying with the disclosure requirements, including for example, due diligence in regard to the sources of any conflict minerals used in our products, in addition to the cost of remediation and other changes to products, processes or sources of supply as a consequence of such verification activities. Additionally, we may face reputational challenges with our customers and other stakeholders if we are unable to sufficiently verify the origins of all minerals used in our products through the due diligence procedures that we implement. We may also face challenges with government regulators and our customers and suppliers if we are unable to sufficiently verify that the metals used in our products are conflict free.

Litigation and government proceedings could affect our business in materially negative ways.

We may be subject to legal claims or regulatory matters involving consumer, stockholder, employment, competition, IP and other issues on a global basis. Litigation can be lengthy, expensive and disruptive to our operations, and results cannot be predicted with certainty. An adverse decision could include monetary damages or, in cases for which injunctive relief is sought, an injunction prohibiting us from manufacturing or selling one or more of our products or technologies. If we were to receive an unfavorable ruling on a matter, our business, operating results or financial condition could be materially harmed.

We have in the past, and may in the future, become engaged in litigation stemming from our efforts to protect and enforce our patents and IP and make other claims, which could adversely affect our IP rights, distract our management and cause substantial expenses and declines in our revenue and stock price.

We seek to diligently protect our IP rights and will continue to do so. While we are not currently involved in IP litigation, any future litigation, whether or not determined in our favor or settled by us, would be expected to be costly, may cause delays applicable to our business (including delays in negotiating licenses with other actual or potential customers), would be expected to discourage future design partners, would tend to impair adoption of our existing technologies and would divert the efforts and attention of our management and technical personnel from other business operations. In addition, we may be unsuccessful in any litigation if we have difficulty obtaining the cooperation of former employees and agents who were involved in our business during the relevant periods related to our litigation and are now needed to assist in cases or testify on our behalf. Furthermore, any adverse determination or other resolution in litigation could result in our losing certain rights beyond the rights at issue in a particular case, including, among other things: our being effectively barred from suing others for violating certain or all of our IP rights; our patents being held invalid or unenforceable or not infringed; our being subjected to significant liabilities; our being required to seek licenses from third parties; our being prevented from licensing our patented technology; or our being required to renegotiate with current customers on a temporary or permanent basis.

From time to time, we are subject to proceedings by government agencies that may result in adverse determinations against us and could cause our revenue to decline substantially.

An adverse resolution by or with a governmental agency could result in severe limitations on our ability to protect and license our IP and could cause our revenue to decline substantially. Third parties have and may attempt to use adverse findings by a government agency to limit our ability to enforce or license our patents in private litigation, to challenge or otherwise act against us with respect to such government agency proceedings.

Further, third parties have sought and may seek review and reconsideration of the patentability of inventions claimed in certain of our patents by the U.S. Patent and Trademark Office ("USPTO") and/or the European Patent Office (the "EPO"). Any re-examination or inter partes review proceedings may be initiated by the USPTO's Patent Trial and Appeal Board ("PTAB"). The PTAB and the related former Board of Patent Appeals and Interferences have previously issued decisions in a few cases, finding some challenged claims of our patents to be valid and others to be invalid. Decisions of the PTAB are subject to further USPTO proceedings and/or appeal to the Court of Appeals for the Federal Circuit. A final adverse decision, not subject to further review and/or appeal, could invalidate some or all of the challenged patent claims and could also result in additional adverse consequences affecting other related U.S. or European patents, including in any IP litigation. If a significant number of such patents are impaired, our ability to enforce or license our IP would be significantly weakened and could cause our revenue to decline substantially.

The pendency of any governmental agency acting as described above may impair our ability to enforce or license our patents or collect royalties from existing or potential customers, as any litigation opponents may attempt to use such proceedings to delay or otherwise impair any pending cases and our existing or potential customers may await the final outcome of any proceedings before agreeing to new licenses or to paying royalties.

Litigation or other third-party claims of IP infringement could require us to expend substantial resources and could prevent us from developing or licensing our technology on a cost-effective basis.

Our research and development and product programs are in highly competitive fields in which numerous third parties have issued patents and patent applications with claims closely related to the subject matter of our programs. We and/or our customers may be named as a defendant in lawsuits claiming that our technology infringes upon the IP rights of third parties. As we develop additional products and technology, we may face claims of infringement of various patents and other IP rights by third parties. In the event of a third-party claim or a successful infringement action against us, we may be required to pay substantial damages, to stop developing and licensing our infringing technology, to develop non-infringing technology and to obtain licenses, which could result in our paying substantial royalties or our granting of cross licenses to our technologies. We may not be able to obtain licenses from other parties at a reasonable cost, or at all, which could cause us to expend substantial resources, or result in delays in, or the cancellation of, new products. Moreover, customers and/or suppliers of our products may seek indemnification for alleged infringement of IP rights. We could be liable for direct and consequential damages and expenses including attorneys' fees. A future obligation to indemnify our customers and/or suppliers may harm our business, financial condition and operating results.

If we are unable to protect our inventions successfully through the issuance and enforcement of patents, our operating results could be adversely affected.

We have an active program to protect our proprietary inventions through the filing of patents. There can be no assurance, however, that:

- any current or future U.S. or foreign patent applications will be approved and not be challenged by third parties;
- our issued patents will protect our IP and not be challenged by third parties;
- the validity of our patents will be upheld;
- our patents will not be declared unenforceable;
- the patents of others will not have an adverse effect on our ability to do business;
- Congress or the U.S. courts or foreign countries will not change the nature or scope of rights afforded patents or patent owners or alter in an adverse way the process for seeking or enforcing patents;
- changes in law will not be implemented, or changes in interpretation of such laws will occur, that will affect our ability to license, protect and/or enforce our patents and other IP;

- new legal theories and strategies utilized by our competitors will not be successful;

- others will not independently develop similar or competing chip interfaces or design around any patents that may be issued to us; or

- factors such as difficulty in obtaining cooperation from inventors, pre-existing challenges or litigation or license or other contract issues will not present additional challenges in securing protection with respect to patents and other IP that we acquire.

If any of the above were to occur, our operating results could be adversely affected.

Furthermore, patent reform legislation, such as the Leahy-Smith America Invents Act, could increase the uncertainties and costs surrounding the prosecution of any patent applications and the enforcement or defense of our licensed patents. The federal courts, the USPTO, the Federal Trade Commission, and the U.S. International Trade Commission have also recently taken certain actions and issued rulings that have been viewed as unfavorable to patentees. While we cannot predict what form any new patent reform laws or regulations may ultimately take, or what impact recent or future reforms may have on our business, any laws or regulations that restrict or negatively impact our ability to enforce our patent rights against third parties could have a material adverse effect on our business.

In addition, our patents will continue to expire according to their terms, with expected expiration dates ranging from 2024 to 2043. Our failure to continuously develop or acquire successful innovations and obtain patents on those innovations could significantly harm our business, financial condition, results of operations or cash flows.

Our inability to protect the IP we create and own would cause our business to suffer.

We rely primarily on a combination of license, development and nondisclosure agreements, trademark, trade secret and copyright law and contractual provisions to protect our non-patentable IP rights. If we fail to protect these IP rights, our customers and others may seek to use our technology without the payment of license fees and royalties, which could weaken our competitive position, reduce our operating results and increase the likelihood of costly litigation. The growth of our business depends in part on the use of our IP in the products of third-party manufacturers, and our ability to enforce IP rights against them to obtain appropriate compensation. In addition, effective trade secret protection may be unavailable or limited in certain foreign countries. Although we intend to protect our rights vigorously, if we fail or are otherwise unable to do so, our business will suffer.

Effective protection of trademarks, copyrights, domain names, patent rights and other IP rights is expensive and difficult to maintain, both in terms of application and maintenance costs, as well as the costs of defending and enforcing those rights. The efforts we have taken to protect our IP rights may not be sufficient or effective. Our IP rights may be infringed, misappropriated or challenged, which could result in them being narrowed in scope or declared invalid or unenforceable. In addition, the laws or practices of certain countries do not protect our proprietary rights to the same extent as do the laws of the United States. Significant impairments of our IP rights, and limitations on our ability to assert our IP rights against others, could have a material and adverse effect on our business.

Third parties may claim that our products or services infringe on their IP rights, exposing us to litigation that, regardless of merit, may be costly to defend.

Our success and ability to compete are also dependent upon our ability to operate without infringing upon the patent, trademark and other IP rights of others. Third parties may claim that our current or future products or services infringe upon their IP rights. Defense of any such claim, with or without merit, could be time consuming, divert management's attention from our business operations and result in significant expenses. We cannot assure you that we would be successful in defending against any such claims. In addition, parties making these claims may be able to obtain injunctive or other equitable relief affecting our ability to commercialize the products that incorporate the challenged IP. As a result of such claims, we may be required to obtain licenses from third parties, develop alternative technology or redesign our products. We cannot be sure that such licenses would be available on terms acceptable to us, if at all. If a successful claim is made against us and we are unable to develop or license alternative technology, our business, financial condition, operating results and cash flows could be materially adversely affected.

Any dispute regarding our products or services may require us to indemnify certain customers, the cost of which could severely hamper our business operations and financial condition.

In any potential dispute involving our products, our customers could also become the target of litigation. Some of our agreements provide for indemnification, and some require us to provide technical support and information to a customer that is involved in litigation involving use of our technology. In addition, we may be exposed to indemnification obligations, risks and liabilities that were unknown at the time that we acquired assets or businesses for our operations. Any of these indemnification and support obligations could result in substantial and material expenses. In addition to the time and expense required for us to indemnify or supply such support to our customers, a customer's development, marketing and sales of licensed semiconductors, mobile communications and data security technologies could be severely disrupted or shut down as a result of litigation, which in turn could severely hamper our business operations and financial condition as a result of lower or no royalty payments.

Warranty, service level agreement and product liability claims brought against us could cause us to incur significant costs and adversely affect our operating results, as well as our reputation and relationships with customers.

We may from time to time be subject to warranty, service level agreement and product liability claims with regard to product performance and our services. We could incur material losses as a result of warranty, support, repair or replacement costs in response to customer complaints or in connection with the resolution of contemplated or actual legal proceedings relating to such claims. In addition to potential losses arising from claims and related legal proceedings, warranty and product liability claims could affect our reputation and our relationship with customers. We generally attempt to limit the maximum amount of indemnification or liability that we could be exposed to under our contracts, however, this is not always possible.

We have been party to, and may in the future be subject to, lawsuits relating to securities law matters which may result in unfavorable outcomes and significant judgments, settlements and legal expenses which could cause our business, financial condition and results of operations to suffer.

We and certain of our current and former officers and directors, as well as our current independent auditors, have been subject to several stockholder derivative actions, securities fraud class actions and/or individual lawsuits filed in federal court. The complaints generally alleged that the defendants violated the federal and state securities laws and stated state law claims for fraud and breach of fiduciary duty. Although to date these complaints have either been settled or dismissed, the amount of time to resolve any future lawsuits is uncertain, and these matters could require significant management and financial resources. Unfavorable outcomes and significant judgments, settlements and legal expenses in litigation related to any future securities law claims could have material adverse impacts on our business, financial condition, results of operations, cash flows and the trading price of our common stock.

Participation in standards setting organizations may subject us to IP licensing requirements or limitations that could adversely affect our business and prospects.

In the course of our participation in the development of emerging standards for some of our present and future products, we may be obligated to grant to all other participants a license to our patents that are essential to the practice of those standards on reasonable and non-discriminatory, or RAND, terms. As a result of such obligations, we may be required to license our patents or other IP to others in the future, which could limit the value of the patents and effectiveness of our patents against competitors.

Risks Associated with Capitalization Matters

The price of our common stock may continue to fluctuate.

Our common stock is listed on The Nasdaq Global Select Market under the symbol "RMBS." The trading price of our common stock has at times experienced price volatility and may continue to fluctuate significantly in response to various factors, some of which are beyond our control. Some of these factors include:

- any progress, or lack of progress, real or perceived, in the development of products that incorporate our innovations and technology companies' acceptance of our products, including the results of our efforts to expand into new target markets;
- our signing or not signing new licenses or renewing existing licenses, and the loss of strategic relationships with any customer;
- announcements of technological innovations or new products by us, our customers or our competitors;
- changes in our strategies, including changes in our licensing focus and/or acquisitions or dispositions of companies or businesses with business models or target markets different from our core;
- changes in macroeconomic conditions, increased risk of recession and geopolitical issues, including the effects of tensions between China and Taiwan, and potentially in Israel and the Middle East;
- positive or negative reports by securities analysts as to our expected financial results and business developments;
- developments with respect to patents or proprietary rights and other events or factors;
- new litigation and the unpredictability of litigation results or settlements;
- repurchases of our common stock on the open market;
- issuance of additional securities by us, including in acquisitions, or large cash payments, including in acquisitions; and
- changes in accounting pronouncements.

In addition, the stock market in general, and prices for companies in our industry in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. The trading price of our common stock may fluctuate widely due to various factors, including, but not limited to, actual or anticipated fluctuations in our financial condition and operating results, changes in financial forecasts or estimates by us or financial or other market estimates and ratings by securities and other analysts, changes in our capital structure, including issuance of additional debt or equity to the public, interest rate changes, regulatory changes, news regarding our products or products of our competitors and broad market and industry fluctuations. While the trading price of our common stock has been trending upward, there is no guarantee that the trading price will continue to increase.

Investors in our common stock may not realize any return on their investment in us and may lose some or all of their investment. Volatility in the trading price of our common stock could also result in the filing of securities class action litigation matters, which could result in substantial costs and the diversion of management time and resources.

Compliance with changing regulation of corporate governance and public disclosure may result in additional expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure have historically created uncertainty for companies such as ours. Any new or changed laws, regulations and standards are subject to varying interpretations due to their lack of specificity, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Our amended and restated certificate of incorporation and amended and restated bylaws, Delaware law, and certain other agreements contain provisions that could discourage transactions resulting in a change in control, which may negatively affect the market price of our common stock.

Our amended and restated certificate of incorporation, our amended and restated bylaws and Delaware law contain provisions that might enable our management to discourage, delay or prevent a change in control. In addition, these provisions could limit the price that investors would be willing to pay in the future for shares of our common stock. Pursuant to such provisions:

- our board of directors is authorized, without prior stockholder approval, to create and issue preferred stock, commonly referred to as "blank check" preferred stock, with rights senior to those of common stock, which means that a stockholder rights plan could be implemented by our board;
- our board of directors is staggered into two classes, only one of which is elected at each annual meeting;
- stockholder action by written consent is prohibited;

- nominations for election to our board of directors and the submission of matters to be acted upon by stockholders at a meeting are subject to advance notice requirements, including compliance with the "universal proxy rules" under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for nominations for election to the board of directors or for proposing matters that can be acted upon at stockholder meetings;
- certain provisions in our amended and restated certificate of incorporation and amended and restated bylaws, such as notice to stockholders, the ability to call a stockholder meeting, advance notice requirements and action of stockholders by written consent may only be amended with the approval of stockholders holding 66 2/3% of our outstanding voting stock;
- our stockholders have no authority to call special meetings of stockholders; and
- our board of directors is expressly authorized to make, alter or repeal our bylaws.

We are also subject to Section 203 of the Delaware General Corporation Law, which provides, subject to enumerated exceptions, that if a person acquires 15% or more of our outstanding voting stock, the person is an "interested stockholder" and may not engage in any "business combination" with us for a period of three years from the time the person acquired 15% or more of our outstanding voting stock.

Our amended and restated bylaws provide that the Court of Chancery of the State of Delaware and the federal district courts of the United States will be the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated bylaws provide that the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court in Delaware or the federal district court for the District of Delaware) is the exclusive forum for the following (except for any claim as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than such court or for which such court does not have subject matter jurisdiction):

- any derivative action or proceeding brought on behalf of us;
- any action asserting a claim of breach of a fiduciary duty;
- any action asserting a claim against us arising under the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws (as either may be amended from time to time); and
- any action asserting a claim against us that is governed by the internal affairs doctrine.

This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction.

Our amended and restated bylaws further provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.

These exclusive-forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. Any person or entity purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to these provisions. There is uncertainty as to whether a court would enforce such provisions, and the enforceability of similar choice of forum provisions in other companies' charter documents has been challenged in legal proceedings. It is possible that a court could find these types of provisions to be inapplicable or unenforceable, and if a court were to find either exclusive-forum provision in our amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm our business.

Item 1B. *Unresolved Staff Comments*

None.

Item 1C.   *Cybersecurity*

Risk Management and Strategy

We have established policies and processes for assessing, identifying, and managing material risk from cybersecurity threats, and have integrated these processes into our overall risk management systems and processes. We routinely assess potential material risks from cybersecurity threats, including any potential unauthorized occurrence on or conducted through our information systems that may result in adverse effects on the confidentiality, integrity, or availability of our information systems or any information residing therein.

We conduct periodic risk assessments to identify cybersecurity threats, as well as assessments in the event of a material change in our business practices that may affect information systems that are vulnerable to such cybersecurity threats. These risk assessments include identification of reasonably foreseeable internal and external risks, the likelihood and potential damage that could result from such risks, and the sufficiency of existing policies, procedures, systems, and safeguards in place to manage such risks.

Following these risk assessments, if material risks and/or gaps are identified, we will re-design, implement, and maintain reasonable safeguards to minimize identified risks; reasonably address any identified gaps in existing safeguards; and regularly monitor the effectiveness of our safeguards. We devote significant resources and designate high-level personnel, including our Chief Information Security Officer who reports to our Chief Information Officer, to manage the risk assessment and mitigation process.

As part of our overall risk management system, we monitor and test our safeguards and train our employees on these safeguards, in collaboration with IT. Personnel at all levels and departments are made aware of cybersecurity issues through trainings.

We engage third party assessors/consultants in connection with our risk assessment processes. These service providers assist us to design and implement our cybersecurity policies and procedures, as well as to monitor and test our safeguards. We conduct vendor risk assessments before onboarding identified third-party service providers to review each such service provider's cybersecurity practices and to assess factors such as access controls, incident response capabilities, overall cyber maturity and applicable certifications.

For additional information regarding whether any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect our company, including our business strategy, results of operations, or financial condition, please refer to Item 1A, "Risk Factors," in this Form 10-K.

Governance

One of the key functions of our board of directors is informed oversight of our risk management process, including risks from cybersecurity threats. Our board of directors is responsible for monitoring and assessing strategic risk exposure, and our executive officers are responsible for the day-to-day management of the material risks we face. Our board of directors administers its cybersecurity risk oversight function directly as a whole, as well as through the Cyber Risk Committee.

Our Chief Information Officer, Chief Information Security Officer and our Security Team, which includes Security Engineers, our Senior Manager of Cybersecurity and our Chief Information Security Officer, are primarily responsible to assess and manage our material risks from cybersecurity threats. Our Security Team has deep expertise in cybersecurity practices, including security threat evaluation, security operations, incident response, investigations, forensics, threat containment, data security vulnerability management, security policies and procedures, vulnerability scans, penetration testing, infrastructure security, network security, cloud security, identity and access management, role-based access, server and endpoint security, e-mail security, security awareness, logging, security governance and risk mitigations. Our Chief Information Security Officer has over twenty years of experience in security leadership over all aspects of cybersecurity, including security operations, security incident management and cybersecurity governance, policies and procedures, as well as deep expertise in defense in depth, zero trust security architectures and security controls for perimeter, network, endpoint, application and data security layers.

Our Chief Information Security Officer and our Security Team oversee our cybersecurity policies and processes, including those described in "Risk Management and Strategy" above. The processes by which our Chief Information Security Officer and our Security Team are informed about and monitor the prevention, detection, mitigation and remediation of cybersecurity incidents include the following: regular penetration testing, independent security posture assessments, phishing tests (with trainings for the failed users), general cybersecurity and phishing training for all Rambus personnel and tabletop exercises to simulate threats and identify gaps.

In the event of a cybersecurity incident, our Chief Information Security Officer and our Security Team are equipped with a well-defined incident response plan to guide response actions. This incident response plan includes immediate actions to mitigate the impact of the incident, long-term strategies for remediation and prevention of future incidents, and provides for internal notification of the incident to functional areas, as well as senior leadership and the Cyber Risk and/or Audit Committees of our board of directors, as appropriate.

Our Chief Information Security Officer also provides quarterly briefings to the Cyber Risk Committee regarding our company's cybersecurity risks and activities, including any recent cybersecurity incidents of interest and related responses, cybersecurity systems testing, applicable activities of third parties, and the like. Our Cyber Risk Committee provides regular updates to the board of directors on such reports.

Item 2.   *Properties*

As of December 31, 2023, we occupied offices in the leased facilities described below:

Number of Offices Under Lease	Location	Primary Use
3	United States	
	San Jose, CA (Corporate Headquarters)	Executive and administrative offices, research and development, sales and marketing and service functions
	Agoura Hills, CA	Research and development
	Hillsboro, OR	Research and development
1	Sofia, Bulgaria	Research and development
1	Montreal, Canada	Research and development
1	Shanghai, China	Sales and marketing
1	Espoo, Finland	Research and development
1	Aix-en-Provence, France	Research and development
1	Bangalore, India	Administrative offices, research and development and service functions
1	Vught, The Netherlands	Research and development
1	Taipei, Taiwan	Research and development

Item 3.   *Legal Proceedings*

We are not currently a party to any material pending legal proceeding; however, from time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. Although the results of litigation and claims cannot be predicted with certainty, we currently believe that the final outcome of these ordinary course matters will not have a material adverse effect on our business, operating results, financial position or cash flows. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management attention and resources and other factors.

Item 4.   *Mine Safety Disclosures*

Not applicable.

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Our common stock is listed on The NASDAQ Global Select Market under the symbol "RMBS."

The graph below compares the cumulative five-year total return of holders of Rambus Inc.'s common stock with the cumulative total returns of the NASDAQ Composite index and the RDG Semiconductor Composite index. The graph tracks the performance of a $100 investment in our common stock and in each index (with the reinvestment of all dividends) from December 31, 2018 to December 31, 2023.

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN
Among Rambus Inc, the NASDAQ Composite Index and the RDG Semiconductor Composite Index



Fiscal years ending:

	Base Period 12/31/18	12/31/19	12/31/20	12/31/21	12/31/22	12/31/23
Rambus Inc.	$ 100.00	$ 179.60	$ 227.64	$ 383.18	$ 467.01	$ 889.83
NASDAQ Composite	$ 100.00	$ 136.69	$ 198.10	$ 242.03	$ 163.28	$ 236.17
RDG Semiconductor Composite	$ 100.00	$ 149.26	$ 216.77	$ 327.60	$ 204.55	$ 413.65

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

Information regarding our securities authorized for issuance under equity compensation plans will be included in Item 12, "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters," of this report on Form 10-K.

As of January 31, 2024, there were 454 holders of record of our common stock. Since many of the shares of our common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of beneficial stockholders represented by these record holders.

We have never paid or declared any cash dividends on our common stock or other securities.

Share Repurchase Programs

On October 29, 2020, our board of directors (the "Board") approved a new share repurchase program authorizing the repurchase of up to an aggregate of 20.0 million shares (the "2020 Repurchase Program"). Share repurchases under the 2020 Repurchase Program may be made through the open market, established plans or privately negotiated transactions in accordance with all applicable securities laws, rules, and regulations. There is no expiration date applicable to the 2020 Repurchase Program.

As part of the broader share repurchase program authorized by our Board on October 29, 2020, we entered into an accelerated share repurchase program with Deutsche Bank AG, London Branch as counterparty, through its agent Deutsche Bank Securities Inc. ("Deutsche Bank") on November 11, 2020 (the "2020 ASR Program"), which was completed in the second quarter of 2021. In the second quarter of 2021, we entered into another accelerated share repurchase program with Deutsche Bank on June 15, 2021 (the "2021 ASR Program"), which was completed in the fourth quarter of 2021. In the third quarter of 2022, we entered into an accelerated share repurchase program with Wells Fargo Bank, National Association ("Wells Fargo") on September 9, 2022 (the "2022 ASR Program"), which was completed in the fourth quarter of 2022. In the third quarter of 2023, we entered into an accelerated share repurchase program with Royal Bank of Canada ("RBC") on August 10, 2023 (the "2023 ASR Program"), which was also completed in the third quarter of 2023.

On November 2, 2023, we entered into a share repurchase plan (the "Buying Plan") with RBC Capital Markets, LLC ("RBCCM"). The Buying Plan was part of the 2020 Repurchase Program. During the fourth quarter of 2023, an immaterial amount of shares was repurchased, retired, and recorded as a reduction to stockholders' equity.

After giving effect to the 2020, 2021, 2022 and 2023 ASR programs and the Buying Plan, detailed in the table below, there remained an outstanding authorization to repurchase approximately 7.9 million shares of our outstanding common stock under the 2020 Repurchase Program.

We record stock repurchases as a reduction to stockholders' equity. We record a portion of the purchase price of the repurchased shares as an increase to accumulated deficit when the price of the shares repurchased exceeds the average original proceeds per share received from the issuance of common stock.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Number of Shares that May Yet be Purchased Under the Program
Cumulative shares repurchased as of December 31, 2022 [1][2][3]	10,261,922	$ 24.36	10,261,922	9,738,078
August 1, 2023 - September 30, 2023[4]	1,854,832	$ 53.91	1,854,832	7,883,246
November 2, 2023 - December 31, 2023[5]	3,665	$ 54.57	3,665	7,879,581
Cumulative shares repurchased as of December 31, 2023	12,120,419		12,120,419	

---

[1] In November 2020, we entered into the 2020 ASR Program with Deutsche Bank to repurchase an aggregate of $50.0 million of our common stock. We made an upfront payment of $50.0 million pursuant to the accelerated share repurchase program and received an initial delivery of 2.6 million shares which were retired and recorded as a $40.0 million reduction to stockholders' equity. The remaining $10.0 million of the initial payment was recorded as a reduction to stockholders' equity as an unsettled forward contract indexed to our stock. During the second quarter of 2021, the accelerated share repurchase program was completed and we received an additional 0.1 million shares of our common stock, which were retired, as the final settlement of the accelerated share repurchase program. The total shares of our common stock received and retired under the terms of the accelerated share repurchase program were 2.7 million, with an average price paid per share of $18.63.

[2] In June 2021, we entered into the 2021 ASR Program with Deutsche Bank to repurchase an aggregate of $100.0 million of our common stock. We made an upfront payment of $100.0 million pursuant to the accelerated share repurchase program and received an initial delivery of 3.9 million shares which were retired and recorded as an $80.0 million reduction to stockholders' equity. The remaining $20.0 million of the initial payment was recorded as a reduction to stockholders'

equity as an unsettled forward contract indexed to our stock. During the fourth quarter of 2021, the accelerated share repurchase program was completed and we received an additional 0.4 million shares of our common stock, which were retired, as the final settlement of the accelerated share repurchase program. The total shares of our common stock received and retired under the terms of the accelerated share repurchase program were 4.4 million, with an average price paid per share of $22.82.

[3] In September 2022, we entered into the 2022 ASR Program with Wells Fargo to repurchase an aggregate of $100.0 million of our common stock. We made an upfront payment of $100.0 million pursuant to the accelerated share repurchase program and received an initial delivery of approximately 3.1 million shares, which were retired and recorded as an $80.0 million reduction to stockholders' equity. The remaining $20.0 million of the initial payment was recorded as a reduction to stockholders' equity as an unsettled forward contract indexed to our stock. During the fourth quarter of 2022, the accelerated share repurchase program was completed and we received an additional 0.1 million shares of our common stock, which were retired, as the final settlement of the accelerated share repurchase program. The total shares of our common stock received and retired under the terms of the accelerated share repurchase program were 3.2 million, with an average price paid per share of $31.30.

[4] In August 2023, we entered into the 2023 ASR Program with RBC to repurchase an aggregate of $100.0 million of our common stock. We made an upfront payment of $100.0 million pursuant to the accelerated share repurchase program and received an initial delivery of approximately 1.6 million shares, which were retired and recorded as an $80.0 million reduction to stockholders' equity. The remaining $20.0 million of the initial payment was recorded as a reduction to stockholders' equity as an unsettled forward contract indexed to our stock. On September 22, 2023, the accelerated share repurchase program was completed and we received an additional 0.2 million shares of our common stock, which were retired, as the final settlement of the accelerated share repurchase program. The total shares of our common stock received and retired under the terms of the accelerated share repurchase program were 1.8 million, with an average price paid per share of $53.91.

[5] In November 2023, we entered into the Buying Plan with RBCCM. The Buying Plan was part of the 2020 Repurchase Program. During the fourth quarter of 2023, an immaterial amount of shares were repurchased, retired, and recorded as a reduction to stockholders' equity.

Refer to Note 15, "Stockholders' Equity," of Notes to Consolidated Financial Statements of this Form 10-K for additional information.

Unregistered Sales of Equity Securities and Use of Proceeds

None.

Recent Sales of Unregistered Equity Securities

None.

Item 6.   *Reserved*

Item 7.   *Management's Discussion and Analysis of Financial Condition and Results of Operations*

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 as described in more detail under "Note Regarding Forward-Looking Statements." Our forward-looking statements are based on current expectations, forecasts and assumptions and are subject to risks, uncertainties and changes in condition, significance, value and effect. As a result of the factors described herein, and in the documents incorporated herein by reference, including, in particular, those factors described under "Risk Factors," we undertake no obligation to publicly disclose any revisions to these forward-looking statements to reflect events or circumstances occurring subsequent to filing this report with the Securities and Exchange Commission.

The following discussion and analysis should be read in conjunction with the consolidated financial statements and related notes that are included elsewhere in this report.

Business Overview

We are an industry-leading provider of chips, silicon IP and innovations that address the fundamental challenges of accelerating data and enabling critical performance improvements for data center and other growing markets. The ongoing growth of the cloud, along with the widespread advancement of artificial intelligence ("AI") and other data-intensive workloads, continue to drive an exponential increase in data usage and demands on data infrastructure. Creating fast and safe connections, both in and across systems, remains one of the most mission-critical design challenges limiting performance in advanced hardware for these markets.

As an industry pioneer with over 30 years of advanced semiconductor design experience, we are ideally positioned to address the challenges of moving and protecting data. We are a leader in high-performance memory subsystems, providing chips, silicon intellectual property ("IP") and innovations that maximize the performance and security in computationally intensive systems. Whether in the cloud, at the edge or in your hand, real-time and immersive applications depend on data throughput and integrity. Our products and innovations deliver the increased bandwidth, capacity and security required to meet the world's data needs and drive ever-greater end-user experiences.

Our strategic objectives include focusing our product portfolio and research around our core strength in semiconductors, optimizing operational efficiency and leveraging strong cash generation to re-invest for growth. We continue to maximize synergies across our businesses and customer base, leveraging the significant overlap in our ecosystem of customers, partners and influencers. Our product and technology roadmap, as well as our go-to-market strategy, are driven by the application-specific requirements of our focus markets.

Executive Summary

The Company's continued execution delivered strong results during fiscal year 2023, driven by continued demand for our memory interface chips and our Silicon IP solutions, and continued stability from our royalties revenue.

Highlights from our annual results for the year ended December 31, 2023 were as follows:

- Revenue of $461.1 million;

- Operating expenses of $204.1 million;

- Diluted net income per share of $3.01; and

- Net cash provided by operating activities of $195.8 million.

We generated product revenue of $224.6 million in 2023 which declined modestly as compared to 2022 in a market that declined during the period. We completed a $100.0 million accelerated share repurchase program. We completed the sale of our PHY IP group, strengthening our focus on chips and digital IPs. We also extended our comprehensive patent license agreement with SK hynix by 10 years through 2034.

Operational Highlights

Revenue Sources

The Company's consolidated revenue is comprised of product revenue, contract and other revenue and royalties.

Product revenue consists primarily of memory interface chips and is increasing in strategic significance. Our memory interface chips are sold to major DRAM manufacturers, Micron, Samsung and SK hynix, as well as directly to system manufacturers and cloud providers, for integration into server memory modules. Product revenue accounted for 49%, 50% and 44% of our consolidated revenue for the years ended December 31, 2023, 2022 and 2021, respectively.

Royalty revenue is derived from our patent licenses, through which we provide our customers certain rights to our broad worldwide portfolio of patented inventions. Our patent licenses enable our customers to use a portion of our patent portfolio in their own digital electronics products. The licenses typically range in term up to ten years and may define the specific field of use where our customers may utilize our inventions in their products. Royalties may be structured as fixed, variable or a hybrid of fixed and variable royalty payments. Leading semiconductor and electronic system companies such as AMD, Broadcom, CXMT, IBM, Infineon, Kioxia, Marvell, MediaTek, Micron, Nanya, Nuvoton, NVIDIA, Phison, Qualcomm, Samsung, SK hynix, Socionext, STMicroelectronics, Toshiba, Western Digital, and Winbond have licensed our patents. The vast majority of our patents originate from our internal research and development efforts. Additionally, from time to time, we enter into agreements to sell certain patent assets under agreements which may also include subsequent profit-sharing. The sale of these patents, as well as the subsequent profit-sharing, are included as part of our royalty revenue. Revenue from royalties accounted for 32%, 31% and 42% of our consolidated revenue for the years ended December 31, 2023, 2022 and 2021, respectively.

Contract and other revenue consists primarily of Silicon IP, which is comprised of our high-speed interface and security IP. Revenue sources under contract and other include our IP core licenses, software licenses and related implementation, support and maintenance fees and engineering services fees. The timing and amounts invoiced to customers can vary significantly depending on specific contract terms and can therefore have a significant impact on deferred revenue or accounts receivable in any given period. Contract and other revenue accounted for 19%, 19% and 14% of our consolidated revenue for the years ended December 31, 2023, 2022 and 2021, respectively.

Costs and Expenses

Cost of product revenue decreased approximately $4.5 million for the year ended December 31, 2023 as compared to 2022, primarily due to a change in product mix and lower product revenue.

Cost of contract and other revenue increased approximately $0.7 million for the year ended December 31, 2023 as compared to 2022. The increase was primarily due to higher engineering services associated with the contracts.

Research and development expenses continue to play a key role in our efforts to drive product innovations. Our research and development expenses decreased approximately $2.0 million for the year ended December 31, 2023 as compared to 2022, primarily due to decreases in consulting expenses of $3.4 million, retention bonus expense related to acquisitions of $1.6 million, an increase in engineering costs allocated to cost of revenue of $0.8 million, as well as decreases in prototyping costs of $0.8 million and bonus expense of $0.7 million, offset by an increase in headcount-related expenses of $1.8 million, stock-based compensation expense of $1.4 million, depreciation expense of $1.1 million and facilities costs of $0.9 million. The cumulative decrease was largely due to the sale of our PHY IP group in the third quarter of 2023, partially offset by increases in research and development for other core initiatives.

Total sales, general and administrative costs increased approximately $1.4 million for the year ended December 31, 2023 as compared to 2022, primarily due to increases in stock-based compensation expense of $8.0 million and accounting and audit fees of $0.6 million, offset by decreases in acquisition related costs of $3.7 million, bonus expense related to acquisitions of $1.7 million, rent and facility expenses of $1.1 million and recruiting expense of $0.6 million.

Trends

There are a number of trends that may have a material impact on us in the future, including but not limited to, the evolution of memory technology, adoption of security solutions, the use and adoption of our inventions or technologies generally, industry consolidation and global economic conditions with the resulting impact on sales of consumer electronic systems.

We have a high degree of revenue concentration. Our top five customers represented 62% of our revenue for 2023 as compared to 58% in 2022 and 56% in 2021. The particular customers which account for revenue concentration have varied from period-to-period as a result of the addition of new contracts, expiration of existing contracts, renewals of existing contracts, industry consolidation and the volumes and prices at which the customers have recently sold to their customers. These variations are expected to continue in the foreseeable future.

Our revenue from companies headquartered outside of the United States accounted for 62% of total revenue in 2023 as compared to 39% in 2022 and 36% in 2021. We expect that revenue derived from international customers will continue to represent a significant portion of our total revenue in the future. Currently, our revenue from international customers is predominantly denominated in U.S. dollars. For additional information concerning international revenue, refer to Note 7, "Segments and Major Customers," of Notes to Consolidated Financial Statements of this Form 10-K.

The royalties we receive from our semiconductor customers are partly a function of the adoption of our technologies by system companies. Many system companies purchase semiconductors containing our technologies from our customers and do not have a direct contractual relationship with us. Our customers generally do not provide us with details as to the identity or volume of licensed semiconductors purchased by particular system companies. As a result, we face difficulty in analyzing the extent to which our future revenue will be dependent upon particular system companies. Several of our licensees have renewed or extended their license agreements with us during the year ended December 31, 2023, including SK hynix and Socionext.

As a part of our overall business strategy, from time to time, we evaluate businesses and technologies for potential acquisitions that are aligned with our core business and designed to supplement our growth, including the acquisition of Hardent in the second quarter of 2022 and the acquisitions of AnalogX and PLDA in the third quarter of 2021. Similarly, we evaluate our current businesses and technologies that are not aligned with our core business for potential divestiture, such as the sale of our PHY IP group to Cadence in the third quarter of 2023. We expect to continue to evaluate and potentially enter into strategic acquisitions or divestitures which will impact our business and operating results.

Results of Operations

The following table sets forth, for the periods indicated, the percentage of total revenue represented by certain items reflected in our consolidated statements of operations:

	Years Ended December 31,		
	2023	**2022**	**2021**
Revenue:			
Product revenue	48.7 %	50.0 %	43.9 %
Royalties	32.6 %	30.7 %	41.6 %
Contract and other revenue	18.7 %	19.3 %	14.5 %
Total revenue	100.0 %	100.0 %	100.0 %
Cost of revenue:			
Cost of product revenue	18.3 %	19.6 %	15.0 %
Cost of contract and other revenue	1.2 %	1.0 %	1.5 %
Amortization of acquired intangible assets	2.9 %	3.1 %	4.9 %
Total cost of revenue	22.4 %	23.7 %	21.4 %
Gross profit	77.6 %	76.3 %	78.6 %
Operating expenses:			
Research and development	34.0 %	34.9 %	41.3 %
Sales, general and administrative	23.5 %	23.4 %	27.8 %
Amortization of acquired intangible assets	0.3 %	0.4 %	0.4 %
Restructuring and other charges	2.0 %	— %	0.1 %
Gain on divestiture	(19.7)%	— %	— %
Impairment of assets	2.2 %	— %	— %
Change in fair value of earn-out liability	2.0 %	0.7 %	1.6 %
Total operating expenses	44.3 %	59.4 %	71.2 %
Operating income	33.3 %	16.9 %	7.4 %
Interest income and other income (expense), net	2.5 %	1.7 %	3.0 %
Gain on fair value of equity security	— %	0.8 %	— %
Loss on extinguishment of debt	— %	(18.4)%	— %
Loss on fair value adjustment of derivatives, net	(0.1)%	(2.3)%	— %
Gain on sale of non-marketable equity security	5.2 %	— %	— %
Interest expense	(0.3)%	(0.4)%	(3.3)%
Interest and other income (expense), net	7.3 %	(18.6)%	(0.3)%
Income (loss) before income taxes	40.6 %	(1.7)%	7.1 %
Provision for (benefit from) income taxes	(31.8)%	1.4 %	1.5 %
Net income (loss)	72.4 %	(3.1)%	5.6 %

(Dollars in millions)	Years Ended December 31,			2022 to 2023 Change	2021 to 2022 Change
	2023	**2022**	**2021**		
Total Revenue:					
Product revenue	$ 224.6	$ 227.1	$ 143.9	(1.1)%	57.8 %
Royalties	150.1	139.8	136.7	7.4 %	2.3 %
Contract and other revenue	86.4	87.9	47.7	(1.7)%	84.4 %
Total revenue	$ 461.1	$ 454.8	$ 328.3	1.4 %	38.5 %

Product Revenue

Product revenue consists of revenue from the sale of memory and security products. Product revenue declined modestly by approximately $2.5 million for the year ended December 31, 2023 as compared to 2022 in a market that declined during the period. Product revenue increased approximately $83.2 million for the year ended December 31, 2022 as compared to 2021. The increase was primarily due to continued market share gains of our memory interface chips.

Growth in our product revenue is dependent on, among other things, the industry transition to a new generation of memory, as well as our ability to continue to obtain orders from customers, meet our customers' demands and mitigate any supply chain and economic disruption.

Royalties

Royalty revenue, which includes patent and technology license royalties, increased approximately $10.3 million for the year ended December 31, 2023 as compared to 2022. Royalty revenue increased approximately $3.1 million for the year ended December 31, 2022 as compared to 2021. The increases were primarily due to the timing and structure of license renewals for both periods.

We are continuously in negotiations for licenses with prospective customers. We expect patent royalties will continue to vary from period to period based on our success in adding new customers, renewing or extending existing agreements, as well as the level of variation in our customers' reported shipment volumes, sales price and mix, offset in part by the proportion of customer payments that are fixed or hybrid in nature. We also expect that our technology royalties will continue to vary from period to period based on our customers' shipment volumes, sales prices and product mix.

Contract and Other Revenue

Contract and other revenue consists of revenue from technology development projects. Contract and other revenue decreased approximately $1.5 million for the year ended December 31, 2023 as compared to 2022. The decrease was primarily due to lower revenue resulting from the sale of our PHY IP group in the third quarter of 2023. Contract and other revenue increased approximately $40.2 million for the year ended December 31, 2022 as compared to 2021. The increase was primarily due to higher revenue associated with our Silicon IP offerings.

We believe that contract and other revenue will fluctuate over time based on our ongoing technology development contractual requirements, the amount of work performed, the timing of completing engineering deliverables and the changes to work required, as well as new technology development contracts booked in the future.

Cost of Product Revenue

| (Dollars in millions) | Years Ended December 31, | | | 2022 to 2023 | 2021 to 2022 |
	2023	2022	2021	Change	Change
Cost of product revenue	$ 84.5	$ 89.0	$ 49.4	(5.0)%	80.1 %

Cost of product revenue includes costs attributable to the sale of memory and security products. Cost of product revenue decreased approximately $4.5 million for the year ended December 31, 2023 as compared to 2022. The decrease was primarily due to a change in product mix and lower product revenue. Cost of product revenue increased approximately $39.6 million for the year ended December 31 2022 as compared to 2021. The increase was primarily due to increases in sales volumes of our memory interface chips.

In the near term, we expect cost of product revenue to fluctuate due to changes in product mix and the timing of orders.

Cost of Contract and Other Revenue

| (Dollars in millions) | Years Ended December 31, | | | 2022 to 2023 | 2021 to 2022 |
	2023	2022	2021	Change	Change
Cost of contract and other revenue	$ 5.4	$ 4.7	$ 4.7	15.7 %	(1.9)%

Cost of contract and other revenue reflects the portion of the total engineering costs which are specifically devoted to individual customer development and support services. Cost of contract and other revenue increased approximately $0.7 million for the year ended December 31, 2023 as compared to 2022. The increase was primarily due to higher engineering services associated with the contracts. Cost of contract and other revenue remained flat for the year ended December 31 2022 as compared to 2021.

In the near term, we expect cost of contract and other revenue to vary from period to period based on varying revenue recognized from contract and other revenue.

Research and Development Expenses

| (Dollars in millions) | Years Ended December 31, | | | 2022 to 2023 | 2021 to 2022 |
	2023	2022	2021	Change	Change
Research and development expenses					
Research and development expenses, excluding stock-based compensation	$ 141.9	$ 145.3	$ 125.1	(2.3)%	16.2 %
Stock-based compensation	14.9	13.5	10.6	10.3 %	27.2 %
Total research and development expenses	$ 156.8	$ 158.8	$ 135.7	(1.2)%	17.0 %

Research and development expenses are those expenses incurred for the development of applicable technologies.

Total research and development expenses decreased approximately $2.0 million for the year ended December 31, 2023 as compared to 2022, primarily due to decreases in consulting expenses of $3.4 million, retention bonus expense related to acquisitions of $1.6 million, an increase in engineering costs allocated to cost of revenue of $0.8 million, as well as decreases in prototyping costs of $0.8 million and bonus expense of $0.7 million, offset by an increase in headcount-related expenses of $1.8 million, stock-based compensation expense of $1.4 million, depreciation expense of $1.1 million and facilities costs of $0.9 million. The cumulative decrease was largely due to the sale of our PHY IP group in the third quarter of 2023, partially offset by increases in research and development for other core initiatives.

Total research and development expenses increased approximately $23.1 million for the year ended December 31, 2022 as compared to 2021, primarily due to increased headcount-related expenses of $8.3 million, engineering development tool costs of $3.4 million, stock-based compensation expense of $2.9 million, consulting costs of $2.5 million, prototyping costs of $2.0 million, bonus accrual expenses of $1.9 million, depreciation expense of $1.0 million and allocated information technology costs of $0.6 million, offset by a decrease in facilities costs of $1.3 million and retention bonus expense related to acquisitions of $0.7 million.

We will continue to make investments in the infrastructure and technologies required to maintain our product innovation in semiconductor, security and other technologies.

Sales, General and Administrative Expenses

| (Dollars in millions) | Years Ended December 31, | | | 2022 to 2023 | 2021 to 2022 |
	2023	2022	2021	Change	Change
Sales, general and administrative expenses:					
Sales, general and administrative expenses, excluding stock-based compensation	$ 78.6	$ 85.2	$ 74.5	(7.8)%	14.3 %
Stock-based compensation	29.5	21.5	16.5	37.3 %	30.3 %
Total sales, general and administrative expenses	$ 108.1	$ 106.7	$ 91.0	1.3 %	17.2 %

Sales, general and administrative expenses include expenses and costs associated with trade shows, public relations, advertising, litigation, general legal, insurance and other sales, marketing and administrative efforts. Consistent with our business model, our licensing, sales and marketing activities aim to develop or strengthen relationships with potential new and current customers. In addition, we work with current customers through marketing, sales and technical efforts to drive adoption of their products that use our innovations and solutions, by system companies. Due to the long business development cycles we face and the semi-fixed nature of sales, general and administrative expenses in a given period, these expenses generally do not correlate to the level of revenue in that period or in comparable recent or future periods.

Total sales, general and administrative costs increased approximately $1.4 million for the year ended December 31, 2023 as compared to 2022, primarily due to increases in stock-based compensation expense of $8.0 million and accounting and audit fees of $0.6 million, offset by decreases in acquisition related costs of $3.7 million, bonus expense related to acquisitions of $1.7 million, rent and facility expenses of $1.1 million and recruiting expense of $0.6 million.

Total sales, general and administrative costs increased approximately $15.7 million for the year ended December 31, 2022 as compared to 2021, primarily due to increased stock-based compensation expense of $5.0 million, headcount-related expenses of $3.4 million, rent and facility expenses of $2.0 million, bonus accrual expense of $1.8 million, acquisition-related costs (including retention bonus expenses) of $1.8 million, travel expenses of $0.9 million and general legal fees of $0.7 million, offset by decreases in legal and accounting costs of $3.0 million related to the shareholder activism activity and restatement matters in 2021 and allocated information technology costs of $0.6 million.

In the future, sales, general and administrative expenses will vary from period to period based on the trade shows, advertising, legal, acquisition and other sales, marketing and administrative activities undertaken, and the change in sales, marketing and administrative headcount in any given period. In the near term, we expect our sales, general and administrative expenses to remain relatively flat.

Amortization of Acquired Intangible Assets

	Years Ended December 31,			2022 to 2023	2021 to 2022
(Dollars in millions)	2023	2022	2021	Change	Change
Amortization of acquired intangible assets:					
Amortization of acquired intangible assets included in total cost of revenue	$ 13.5	$ 13.9	$ 16.2	(2.9)%	(14.2)%
Amortization of acquired intangible assets included in total operating expenses	1.2	1.7	1.2	(27.3)%	36.5 %
Total amortization of acquired intangible assets	$ 14.7	$ 15.6	$ 17.4	(5.6)%	(10.6)%

Amortization expense is related to various acquired IP.

Total amortization of acquired intangible assets decreased approximately $0.9 million for the year ended December 31, 2023 as compared to 2022. In the third quarter of 2023, we divested our PHY IP group and as a result, we disposed of approximately $7.4 million of net intangible assets, which reduced our amortization expense in future periods. Refer to Note 6, "Intangible Assets and Goodwill," of Notes to Consolidated Financial Statements of this Form 10-K for additional information.

Total amortization of acquired intangible assets decreased approximately $1.8 million for the year ended December 31, 2022 as compared to 2021, primarily due to certain intangible assets being fully amortized, partially offset by additional amortization from intangible assets acquired in 2022.

Restructuring and Other Charges

	Years Ended December 31,			2022 to 2023	2021 to 2022
(Dollars in millions)	2023	2022	2021	Change	Change
Restructuring and other charges	$ 9.4	$ —	$ 0.4	100.0%	100.0%

In June 2023, we initiated a restructuring program to reduce overall expenses to improve future profitability by reducing our overall spending (the "2023 Restructuring Plan"). In connection with this restructuring program, we initiated a plan resulting in a reduction of 42 employees. During the year ended December 31, 2023, we recorded charges of approximately $9.4 million related to the reduction in workforce, as well as write-downs of obligations related to certain IP development costs and software licenses for engineering development tools.

In November 2020, we initiated a restructuring plan to reduce overall expenses to improve future profitability by reducing spending on research and development efforts and sales, general and administrative programs (the "2020 Restructuring Plan"). During the year ended December 31, 2021, we recorded charges of approximately $0.4 million, related primarily to the reduction in workforce. The 2020 Restructuring Plan was completed in the second quarter of 2021.

Refer to Note 17, "Restructuring and Other Charges," of Notes to Consolidated Financial Statements of this Form 10-K for additional information.

Gain on Divestiture

(Dollars in millions)	Years Ended December 31,			2022 to 2023 Change	2021 to 2022 Change
	2023	2022	2021		
Gain on divestiture	$ (90.8)	$ —	$ —	(100.0)%	—%

In July 2023, we entered into an asset purchase agreement (the "Purchase Agreement") with Cadence Design Systems, Inc. (the "Purchaser"), pursuant to which we agreed to sell certain assets and the Purchaser agreed to assume certain liabilities from us, in each case with respect to our PHY IP group. The decision to sell this business reflects the evolution of our core semiconductor business to focus on the development of digital IP and chips, including novel memory solutions for high-performance computing, to support the continued advancement of the data center and artificial intelligence.

Consequently, we recognized a net gain of approximately $90.8 million during the year ended December 31, 2023. Refer to Note 20, "Divestiture," of Notes to Consolidated Financial Statements of this Form 10-K for additional information.

Impairment of Assets

(Dollars in millions)	Years Ended December 31,			2022 to 2023 Change	2021 to 2022 Change
	2023	2022	2021		
Impairment of assets	$ 10.0	$ —	$ —	100.0 %	—%

Concurrent with the sale of our PHY IP group to Cadence, we recorded a charge of approximately $10.0 million in our Consolidated Statements of Operations for the year ended December 31, 2023. The charge was primarily related to the accelerated amortization of software licenses that were not directly part of the PHY IP disposal group, but where acceleration was warranted due to the lower headcount and corresponding excess capacity for such licenses. Refer to Note 20, "Divestiture," of Notes to Consolidated Financial Statements of this Form 10-K for additional information.

Change in Fair Value of Earn-Out Liability

(Dollars in millions)	Years Ended December 31,			2022 to 2023 Change	2021 to 2022 Change
	2023	2022	2021		
Change in fair value of earn-out liability	$ 9.2	$ 3.1	$ 5.3	196.8 %	(41.3)%

The changes in the fair value of the earn-out liability related to the 2021 acquisition of the PLDA Group ("PLDA"), which is subject to certain revenue targets of the acquired business for a period of three years from the date of acquisition, and which is settled annually in shares of our common stock based on the fair value of that common stock fixed at the time we acquired PLDA. The fair value of the earn-out liability is remeasured each quarter, depending on the acquired business's revenue performance relative to target over the applicable period, and adjusted to reflect changes in the per share value of our common stock.

During the years ended December 31, 2023 and 2022, we remeasured the fair value of the earn-out liability, which resulted in additional expense of $9.2 million and $3.1 million, respectively, in our Consolidated Statements of Operations of this Form 10-K.

Interest and Other Income (Expense), Net

(Dollars in millions)	Years Ended December 31,			2022 to 2023 Change	2021 to 2022 Change
	2023	2022	2021		
Interest income and other income (expense), net	$ 11.3	$ 7.8	$ 9.7	45.8 %	(20.0)%
Gain on fair value of equity security	—	3.5	—	(100.0)%	100.0 %
Loss on extinguishment of debt	—	(83.6)	—	(100.0)%	100.0 %
Loss on fair value adjustment of derivatives, net	(0.2)	(10.6)	—	(97.7)%	100.0 %
Gain on sale of non-marketable equity security	23.9	—	—	100.0 %	— %
Interest expense	(1.5)	(1.9)	(10.7)	(20.5)%	(82.5)%
Interest and other income (expense), net	$ 33.5	$ (84.8)	$ (1.0)	(139.5)%	NM*

_____

* NM — percentage is not meaningful

Interest income and other income (expense), net, includes interest income from our investment portfolio and from the significant financing component of licensing agreements, as well as any gains or losses from the re-measurement of our monetary assets or liabilities denominated in foreign currencies. For the years ended December 31, 2023 and 2022, interest income and other income (expense), net, consisted primarily of interest income from our investment portfolio of $10.6 million, and $1.0 million, respectively, as well as interest income from the significant financing component of licensing agreements of $2.2 million, and $5.6 million, respectively.

The gain on fair value of equity security was $3.5 million in 2022 and related to the sale of an equity security with an immaterial carrying value in our Consolidated Statement of Operations of this Form 10-K.

The $83.6 million loss on extinguishment of debt and the $10.6 million loss on fair value adjustment of derivatives, net, for the year ended December 31, 2022, related to the repurchases of $162.1 million aggregate principal amount of our 1.375% Convertible Senior Notes due 2023 (the "2023 Notes") and the settlement of the related convertible senior note hedges and warrants.

The $0.2 million loss on fair value adjustment of derivatives, net, for the year ended December 31, 2023, related to the settlement of the remaining outstanding warrants in the first quarter of 2023.

We made an investment in a non-marketable equity security of a private company in 2018. We accounted for this investment under the equity method of accounting and recorded our share of the income (loss). During the fourth quarter of 2023, we sold our 25% ownership share in the equity investment for approximately $25.0 million, which was included, net of withholding taxes paid, in prepaid and other current assets in our Consolidated Balance Sheet as of December 31, 2023. We recognized a net gain of approximately $23.9 million related to the sale in our Consolidated Statements of Operations for the year ended December 31, 2023 after offsetting $1.1 million of transaction costs from the $25.0 million selling price. Refer to Note 9, "Fair Value of Financial Instruments," of Notes to Consolidated Financial Statements of this Form 10-K for additional information.

Interest expense consists primarily of interest expense associated with long term software licenses for the year ended December 31, 2023. Prior to the second quarter of 2023, interest expense consisted primarily of interest expense associated with long term software licenses, the non-cash interest expense related to the amortization of the debt issuance costs on the 2023 Notes, as well as the coupon interest related to these notes. The remaining outstanding 2023 Notes were paid in full upon maturity in the first quarter of 2023.

Interest expense remained relatively flat for the year ended December 31, 2023 as compared to 2022. Interest expense decreased approximately $8.8 million for the year ended December 31, 2022 as compared to 2021, primarily due to the partial repurchases of the 2023 Notes in the first and third quarters of 2022 and the adoption of ASU 2020-06 on January 1, 2022.

Refer to Note 3, "Recent Accounting Pronouncements," and Note 12, "Convertible Notes," of Notes to Consolidated Financial Statements of this Form 10-K for additional information on the adoption of ASU 2020-06 and the partial repurchases of the convertible notes, respectively.

Provision for (Benefit from) Income Taxes

(Dollars in millions)	Years Ended December 31,			2022 to 2023	2021 to 2022
	2023	2022	2021	Change	Change
Provision for (benefit from) income taxes	$ (146.7)	$ 6.5	$ 5.0	NM*	31.0 %
Effective tax rate	(78.4)%	(82.9)%	21.3 %		

---

* NM — percentage is not meaningful

Our effective tax rate for the year ended December 31, 2023, differed from the U.S. statutory rate primarily due to the valuation allowance release on our U.S. deferred tax assets, as well as state income taxes and the tax effect of stock-based compensation. Our effective tax rate for the year ended December 31, 2022, differed from the U.S. statutory rate primarily due to the foreign-derived intangible income deduction, acquisition indebtedness and certain capitalized research expenditures, partially offset by the change in the valuation allowance against our U.S. deferred tax assets.

We recorded a benefit from income taxes of $146.7 million for the year ended December 31, 2023, which was primarily driven by the $177.9 million valuation allowance release on our U.S. deferred tax assets, as well as tax benefits from excess stock-based compensation deductions. For the year ended December 31, 2023, we paid withholding taxes of $22.9 million. We recorded a provision for incomes taxes of $6.5 million for the year ended December 31, 2022, which was primarily comprised of taxes on foreign earnings, withholding tax expense and tax expense from the amortization of indefinite-lived intangibles. For the year ended December 31, 2022, we paid withholding taxes of $21.1 million.

We periodically evaluate the realizability of our net deferred tax assets based on all available evidence, both positive and negative. The realizability of our net deferred tax assets is dependent on our ability to generate sufficient future taxable income during periods prior to the expiration of tax attributes to fully utilize these assets. During the second quarter of 2023, based on all available positive and negative evidence, we determined that it was appropriate to release the valuation allowance on the majority of our U.S. federal and other state deferred tax assets. During the third quarter of 2023, we further adjusted our valuation allowance release as a result of a change in our forecasted income and tax expense, primarily due to the sale of intangible assets as part of our PHY IP group divestiture.

During the second quarter of 2023, we reached a cumulative income position over the previous three years. The cumulative three-year income is considered positive evidence, which is considered objective and verifiable, and thus received significant weighting. Additional positive evidence considered by us in our assessment included recent utilization of tax attribute carryforwards and future forecasts of continued profitability in the United States. Negative evidence we considered included economic uncertainties, including volatility of the industry, and the possibility of a recession or a decline in the market.

Upon considering the relative impact of all evidence during the second quarter of 2023, both negative and positive, and the weight accorded to each, we concluded that it was more likely than not that the majority of our deferred tax assets would be realizable, with the exception of primarily our California research and development credits that have not met the "more likely than not" realization threshold criteria. As a result, we released the related valuation allowance against the majority of our federal and state deferred tax assets. The effect of the valuation allowance release is included as a component of the benefit from income taxes in the accompanying Consolidated Statements of Operations of this Form 10-K.

We have U.S. federal deferred tax assets related to research and development credits, foreign tax credits and other tax attributes that can be used to offset U.S. federal taxable income in future periods. These credit carryforwards will expire if they are not used within certain time periods. It is possible that some or all of these attributes could ultimately expire unused.

Liquidity and Capital Resources

(In millions)	December 31, 2023		December 31, 2022	
Cash and cash equivalents	$	94.8	$	125.3
Marketable securities		331.0		187.9
Total cash, cash equivalents and marketable securities	$	425.8	$	313.2

	Years Ended December 31,					
(In millions)	2023		2022		2021	
Net cash provided by operating activities	$	195.8	$	230.4	$	209.2
Net cash provided by (used in) investing activities	$	(57.4)	$	152.0	$	(115.7)
Net cash used in financing activities	$	(169.6)	$	(362.9)	$	(114.2)

Liquidity

We currently anticipate that existing cash, cash equivalents and marketable securities balances and cash flows from operations will be adequate to meet our cash needs for at least the next 12 months. Additionally, the majority of our cash and cash equivalents is in the United States. Our cash needs for the year ended December 31, 2023 were funded primarily from cash collected from our customers.

We do not anticipate any liquidity constraints as a result of either the current credit environment or investment fair value fluctuations. Additionally, we have the intent and ability to hold our debt investments that have unrealized losses in accumulated other comprehensive gain (loss) for a sufficient period of time to allow for recovery of the principal amounts invested. We continually monitor the credit risk in our portfolio and mitigate our credit risk exposures in accordance with our policies.

As a part of our overall business strategy, from time to time, we evaluate businesses and technologies for potential acquisitions that are aligned with our core business and designed to supplement our growth.

To provide us with more flexibility in returning capital to our stockholders, on October 29, 2020, our Board approved a share repurchase program authorizing the repurchase of up to an aggregate of 20.0 million shares (the "2020 Repurchase Program"). Share repurchases under the 2020 Repurchase Program may be made through the open market, established plans or privately negotiated transactions in accordance with all applicable securities laws, rules and regulations. There is no expiration date applicable to the 2020 Repurchase Program. The 2020 Repurchase Program replaced the previous program approved by our Board in January 2015 and canceled the remaining shares outstanding as part of the previous authorization. During the years ended December 31, 2023 and 2022, we repurchased shares of our common stock under the 2020 Repurchase Program as discussed in the "Share Repurchase Program" section below.

Operating Activities

Cash provided by operating activities of $195.8 million for the year ended December 31, 2023 was primarily attributable to the cash generated from customer licensing, product sales and engineering services fees. Changes in operating assets and liabilities for the year ended December 31, 2023, primarily included a decrease in unbilled receivables and an increase in other current liabilities, offset by increases in income tax receivable, accounts receivable, inventories, prepaids and other assets, as well as decreases in income taxes payable, accounts payable, deferred revenue and accrued salaries and benefits.

Cash provided by operating activities of $230.4 million for the year ended December 31, 2022 was primarily attributable to the cash generated from customer licensing, product sales and engineering services fees. Changes in operating assets and liabilities for the year ended December 31, 2022, primarily included a decrease in unbilled receivables and increases in accounts payable and accrued salaries and benefits and other liabilities, offset by decreases in income taxes payable, operating lease liabilities and deferred revenue, as well as increases in inventories, accounts receivable and prepaids and other current assets.

Cash provided by operating activities of $209.2 million for the year ended December 31, 2021 was primarily attributable to the cash generated from customer licensing, product sales and engineering services fees. Changes in operating assets and liabilities for the year ended December 31, 2021 primarily included decreases in unbilled receivables, inventories, prepaids and other current assets and increases in accounts payable and deferred revenue, offset by increases in accounts receivable, as well as decreases in income taxes payable, accrued salaries and benefits and other liabilities and operating lease liabilities.

Investing Activities

Cash used in investing activities of $57.4 million for the year ended December 31, 2023 consisted of purchases of available-for-sale marketable securities of $434.2 million and $23.2 million paid to acquire property, plant and equipment, offset by proceeds from sale and maturities of available-for-sale marketable securities of $117.8 million and $175.9 million, respectively, and the sale of our PHY IP group of $106.3 million.

Cash provided by investing activities of $152.0 million for the year ended December 31, 2022 consisted of proceeds from the sale and maturities of available-for-sale marketable securities of $276.7 million and $59.6 million, respectively, and proceeds from the sale of an equity security of $3.0 million, offset by purchases of available-for-sale marketable securities of $150.9 million, $17.5 million paid to acquire property, plant and equipment, the acquisition of Hardent for $16.1 million, net of cash acquired of $0.2 million, and the acquisition of intangible assets for $3.0 million.

Cash used in investing activities of $115.7 million for the year ended December 31, 2021 consisted of purchases of available-for-sale marketable securities of $567.9 million, $97.1 million paid for the acquisitions of AnalogX and PLDA, net of total cash acquired of $8.6 million, and $13.8 million paid to acquire property, plant and equipment, offset by proceeds from the maturities and sale of available-for-sale marketable securities of $336.2 million and $227.0 million, respectively.

Financing Activities

Cash used in financing activities of $169.6 million for the year ended December 31, 2023 was primarily due to an aggregate payment of $100.5 million as part of our 2020 Repurchase Program (includes $100.3 million related to the 2023 ASR program and $0.2 million related to the Buying Plan), $38.3 million in payments of taxes on restricted stock units, $16.2 million paid under installment payment arrangements to acquire fixed assets, $10.7 million paid for the retirement of the remaining outstanding warrants, $10.4 million in aggregate principal amount paid upon maturity of the remaining outstanding 2023 Notes, offset by $9.0 million in proceeds from the issuance of common stock under equity incentive plans.

Cash used in financing activities of $362.9 million for the year ended December 31, 2022 was primarily due to $258.1 million paid in connection with the partial repurchases of our 2023 Notes in the first and third quarters of 2022, an aggregate payment of $100.4 million as part of our 2022 ASR program (includes $0.4 million in fees related to the 2022 ASR program), $69.5 million paid in connection with the settlement of warrants associated with the partial repurchases of our 2023 Notes, $18.4 million in payments of taxes on restricted stock units and $14.4 million paid under installment payment arrangements to acquire fixed assets, offset by proceeds of $91.7 million from the settlement of senior convertible note hedges associated with the partial repurchases of our 2023 Notes and $6.1 million in proceeds from the issuance of common stock under equity incentive plans.

Cash used in financing activities of $114.2 million for the year ended December 31, 2021 was primarily due to an aggregate payment of $100.0 million to Deutsche Bank as part of the 2021 ASR Program. We also paid $10.6 million in payments of taxes on restricted stock units, $12.5 million under installment payment arrangements to acquire fixed assets and $0.1 million in fees related to the 2021 ASR Program, offset by $9.0 million in proceeds from the issuance of common stock under equity incentive plans.

Contractual Obligations

As of December 31, 2023, our material contractual obligations were as follows:

(In thousands)	Total	2024	2025	2026	2027	2028
Contractual obligations [1] [2]						
Software licenses [3]	$ 24,635	$ 16,552	$ 8,083	$ —	$ —	$ —
Other contractual obligations	1,594	1,326	131	137	—	—
Acquisition retention bonuses [4] [5]	894	558	336	—	—	—
Total	$ 27,123	$ 18,436	$ 8,550	$ 137	$ —	$ —

---

[1] The above table does not reflect possible payments in connection with unrecognized tax benefits of approximately $110.7 million, including $31.7 million recorded as a reduction of long-term deferred tax assets and $78.9 million in long-term income taxes payable, as of December 31, 2023. As noted in Note 18, "Income Taxes," of Notes to Consolidated Financial Statements of this Form 10-K, although it is possible that some of the unrecognized tax benefits could be settled within the next 12 months, we cannot reasonably estimate the timing of the outcome at this time.

[2] For our lease commitments as of December 31, 2023, refer to Note 10, "Leases," of Notes to Consolidated Financial Statements of this Form 10-K.

[3] We have commitments with various software vendors for agreements generally having terms longer than one year. As of December 31, 2023, approximately $14.6 million of the fair value of the software licenses was included in other current liabilities and $8.0 million was included in other long-term liabilities, in the accompanying Consolidated Balance Sheet of this Form 10-K.

[4] In connection with the acquisitions of Hardent in the second quarter of 2022 and PLDA in the third quarter of 2021, we are obligated to pay retention bonuses to certain employees subject to certain eligibility and acceleration provisions, including the condition of employment.

[5] In connection with the acquisition of AnalogX in the third quarter of 2021, we were obligated to pay retention bonuses to certain employees subject to certain eligibility and acceleration provisions, including the condition of employment. In September 2023, we divested our PHY IP group, which included AnalogX and resulted in us recognizing an immaterial decrease related to the remaining AnalogX acquisition retention bonus liability. Refer to Note 20, "Divestiture," of this Form 10-K for additional information.

Share Repurchase Program

On October 29, 2020, our Board approved the 2020 Repurchase Program authorizing the repurchase of up to an aggregate of 20.0 million shares. Share repurchases under the 2020 Repurchase Program may be made through the open market, established plans or privately negotiated transactions in accordance with all applicable securities laws, rules and regulations. There is no expiration date applicable to the 2020 Repurchase Program. The 2020 Repurchase Program replaced the previous program approved by the Board in January 2015 and canceled the remaining shares outstanding as part of the previous authorization.

On November 11, 2020, we entered into the 2020 ASR Program with Deutsche Bank. The 2020 ASR Program was part of the 2020 Repurchase Program. Under the 2020 ASR Program, we pre-paid to Deutsche Bank the $50.0 million purchase price for our common stock and, in turn, we received an initial delivery of approximately 2.6 million shares of our common stock from Deutsche Bank in the fourth quarter of 2020, which were retired and recorded as a $40.0 million reduction to stockholders' equity. The remaining $10.0 million of the initial payment was recorded as a reduction to stockholders' equity as an unsettled forward contract indexed to our stock. During the second quarter of 2021, the accelerated share repurchase program was completed and we received an additional 0.1 million shares of our common stock, which were retired, as the final settlement of the accelerated share repurchase program.

On June 15, 2021, we entered into the 2021 ASR Program with Deutsche Bank. The 2021 ASR Program was part of the 2020 Repurchase Program. Under the 2021 ASR Program, we pre-paid to Deutsche Bank the $100.0 million purchase price for our common stock and, in turn, we received an initial delivery of approximately 3.9 million shares of our common stock from Deutsche Bank in the second quarter of 2021, which were retired and recorded as an $80.0 million reduction to stockholders' equity. The remaining $20.0 million of the initial payment was recorded as a reduction to stockholders' equity as an unsettled forward contract indexed to our stock. During the fourth quarter of 2021, the accelerated share repurchase program was completed and we received an additional 0.4 million shares of our common stock, which were retired, as the final settlement of the accelerated share repurchase program.

On September 9, 2022, we entered into the 2022 ASR Program with Wells Fargo. The 2022 ASR Program was part of the 2020 Repurchase Program. Under the 2022 ASR Program, we pre-paid to Wells Fargo the $100.0 million purchase price for our common stock and, in turn, we received an initial delivery of approximately 3.1 million shares of our common stock from Wells Fargo in the third quarter of 2022, which were retired and recorded as an $80.0 million reduction to stockholders' equity. The remaining $20.0 million of the initial payment was recorded as a reduction to stockholders' equity as an unsettled forward contract indexed to our stock. During the fourth quarter of 2022, the accelerated share repurchase program was completed and we received an additional 0.1 million shares of our common stock, which were retired, as the final settlement of the accelerated share repurchase program.

On August 10, 2023, we entered into the 2023 ASR Program with RBC. The 2023 ASR Program was part of the 2020 Repurchase Program. Under the 2023 ASR Program, we pre-paid to RBC the $100.0 million purchase price for our common stock and, in turn, we received an initial delivery of approximately 1.6 million shares of our common stock from RBC on August 11, 2023, which were retired and recorded as an $80.0 million reduction to stockholders' equity. The remaining $20.0 million of the initial payment was recorded as a reduction to stockholders' equity as an unsettled forward contract indexed to our stock. On September 22, 2023, the accelerated share repurchase program was completed and we received an additional 0.2 million shares of its common stock, which were retired, as the final settlement of the 2023 ASR Program.

On November 2, 2023, we entered into the "Buying Plan with RBCCM. The Buying Plan was part of the 2020 Repurchase Program. Under the Buying Plan, RBCCM shall commence purchases for a 12-month period starting on November 2, 2023 and ending on November 1, 2024, unless terminated sooner pursuant to the Buying Plan (the "Repurchase Period"). During the Repurchase Period, RBCCM may purchase an aggregate amount of $50.0 million of our common stock, and its execution is dependent on our stock price reaching certain levels. Share repurchases shall not exceed $25.0 million in a quarter. During the fourth quarter of 2023, an immaterial amount of shares were repurchased, retired and recorded as a reduction to stockholders' equity.

Effective January 1, 2023, our share repurchases are subject to a 1% excise tax as a result of the Inflation Reduction Act of 2022. As of December 31, 2023, there was no exercise tax liability as the fair market value of our common stock issuances in 2023 exceeded the fair market value of the total repurchases during the same period.

During the year ended December 31, 2023, there were no other repurchases of our common stock under the 2020 Repurchase Program.

As of December 31, 2023, there remained an outstanding authorization to repurchase approximately 7.9 million shares of our outstanding common stock under the 2020 Repurchase Program.

We record share repurchases as a reduction to stockholders' equity. We record a portion of the purchase price of the repurchased shares as an increase to accumulated deficit when the price of the shares repurchased exceeds the average original proceeds per share received from the issuance of common stock. During the year ended December 31, 2023, the cumulative price of $94.7 million was recorded as an increase to accumulated deficit.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, investments, income taxes, litigation and other contingencies. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

Overview

We recognize revenue upon transfer of control of promised goods and services in an amount that reflects the consideration we expect to receive in exchange for those goods and services. Goods and services that are distinct are accounted for as separate performance obligations.

Where an arrangement includes multiple performance obligations, the transaction price is allocated to these on a relative standalone selling price basis. We have established standalone selling prices for the majority of our distinct offerings - specifically, the same pricing methodology is consistently applied to all licensing arrangements; all services offerings are priced within tightly controlled bands and all contracts that include support and maintenance state a renewal rate or price that is systematically enforced. For certain contracts, we utilize the residual approach to estimate standalone selling prices primarily for service offerings sold to customers at highly variable pricing.

Our revenue consists of product, royalty and contract and other revenue. Products primarily consist of memory interface chips sold directly and indirectly to module manufacturers and OEMs worldwide through multiple channels, including our direct sales force and distributors. Royalty revenue consists of patent and technology license royalties. Contract and other revenue consists of software license fees, engineering fees associated with integration of our technology solutions into our customers' products and support and maintenance fees.

Product Revenue

Product revenue is recognized upon shipment of product to customers, net of accruals for estimated sales returns and allowances, and to distributors, net of accruals for price protection and rights of return on products unsold by the distributors. To date, none of these accruals have been material. We transact with direct customers primarily pursuant to standard purchase orders for delivery of products and generally allow customers to cancel or change purchase orders within limited notice periods prior to the scheduled shipment date.

Royalty Revenue

Our patent and technology licensing arrangements generally range between one year and ten years in duration and generally grant the licensee the right to use applicable portions of our entire IP portfolio as it evolves over time. These arrangements do not typically grant the licensee the right to terminate for convenience and where such rights exist, termination is prospective, with no refund of fees already paid or cancellation of fees already incurred by the licensee.

Patent and technology licensing arrangements result in fixed payments received over time, with guaranteed minimum payments on occasion, variable payments calculated based on the licensee's sale or use of the IP, or a mix of fixed and variable payments.

- For fixed-fee arrangements (including arrangements that include minimum guaranteed amounts), we recognize revenue upon control over the underlying IP use right transferring to the licensee, net of the effect of significant financing components calculated using customer-specific, risk-adjusted lending rates typically ranging between 5% and 10%, with the related interest income recognized over time on an effective rate basis. Where a licensee has the contractual right to terminate a fixed-fee arrangement for convenience without any substantive penalty payable upon such termination, we recognize revenue for the duration of the contract in which the parties have present enforceable rights and obligations.

- For variable arrangements, we recognize revenue based on an estimate of the licensee's sale or usage of the IP during the period the licensee's sale or usage occur, typically quarterly, with a true-up recorded, if required, when we receive the actual royalty report from the licensee.

- We recognize license renewal revenue commencing with the start of the renewal period.

Contract and Other Revenue

Contract and other revenue consists of software license fees and engineering fees associated with integration of our technology solutions into our customers' products, and support and maintenance.

An initial software arrangement may consist of a term-based or perpetual license, significant software customization services and support and maintenance services that include post-implementation customer support and the right to unspecified software updates and enhancements on a when and if available basis. We recognize license and customization services revenue at a point in time when final delivery is made or based on an over time model, depending on the nature and amount of customization. For the over time model, we recognize revenue over time by measuring the progress toward complete satisfaction of that performance obligation. We measure progress using an input method. License and customization services revenue recognized over time, which is reported as part of contract and other revenue, was approximately $6.1 million for the year ended December 31, 2023. Due to the nature of the work performed in these arrangements, the estimation of the over time model may involve judgment. The key factor reviewed by us to estimate costs to complete each contract is the estimated man-months necessary to complete the project.

We recognize support and maintenance revenue over time.

Significant Judgments

The only significant judgment required in determining the amount and timing of revenue from our contracts with customers is determining the estimated man-months necessary for completing development and customization services. We have adequate tools and controls in place, and substantial experience and expertise in timely and accurately tracking man-months incurred in completing customization and other professional services, and quantifying significant changes in estimates.

Key estimates used in recognizing revenue predominantly consist of the following:

• For contract revenue where we recognize revenue over time, the key factor reviewed by us to estimate costs to complete each contract is the estimated man-months necessary to complete the project.

• For fixed-fee arrangements in which cash is being received over a period exceeding one year, we calculate a customer-specific lending rate using a Daily Treasury Yield Curve Rate that changes depending on the date on which the licensing arrangement was entered into and the term (in years) of the arrangement, and take into consideration a licensee-specific risk profile determined based on a review of the licensee's "Full Company View" Dun & Bradstreet report obtained on the date the licensing arrangement was signed by the parties, with a risk premium being added to the Daily Treasury Yield Curve Rate considering the overall business risk, financing strength and risk indicators, as listed.

• We recognize revenue on variable fee licensing arrangements on the basis of sales and usage which we are required to estimate prior to receiving the final related reports from our customers.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in each business combination. Goodwill is not subject to amortization, but is subject to at least an annual assessment for impairment. We perform our impairment analysis of goodwill on an annual basis during the fourth quarter of the year unless conditions arise that warrant a more frequent evaluation.

When goodwill is assessed for impairment, we have the option to perform an assessment of qualitative factors of impairment (optional assessment) prior to necessitating a quantitative impairment test. Should the optional assessment be used for any given year, qualitative factors to consider for a reporting unit include: cost factors; financial performance; legal, regulatory, contractual, political, business, or other factors; entity specific factors; industry and market considerations; macroeconomic conditions; and other relevant events and factors affecting the reporting unit. If we determine in the qualitative assessment that it is more likely than not that the fair value of the reporting unit is less than its carrying value, a quantitative test is then performed. Otherwise, no further testing is required. For a reporting unit tested using a quantitative approach, we compare the fair value of the reporting unit with the carrying amount of the reporting unit, including goodwill. The fair value of the reporting unit is estimated using an income approach.

Under the income approach, we measure fair value of the reporting unit based on a projected cash flow method using a discount rate determined by our management which is commensurate with the risk inherent in its current business model. Our discounted cash flow projections are based on annual financial forecasts developed internally by us for use in managing our business. If the fair value of the reporting unit exceeds its carrying value, goodwill is not impaired and no further testing is required. If the fair value of the reporting unit is less than the carrying value, then the amount of goodwill impairment will be the amount by which the reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill.

Intangible Assets

Intangible assets are comprised of existing technology, customer contracts and contractual relationships, and other definite-lived and indefinite-lived intangible assets. Identifiable intangible assets resulting from the acquisitions of entities accounted for using the purchase method of accounting are estimated by management based on the fair value of assets received. Identifiable definite-lived intangible assets are being amortized over the period of estimated benefit using the straight-line method and estimated useful lives ranging from six months to ten years.

Acquired indefinite-lived intangible assets related to our IPR&D are capitalized and subject to impairment testing until completion or abandonment of the projects. Upon successful completion of each project, we make a separate determination of the useful life of the acquired indefinite-lived intangible assets and the related amortization is recorded as an expense over the estimated useful life of the specific projects. Indefinite-lived intangible assets are subject to at least an annual assessment for impairment, applying a fair-value based test. We first perform a qualitative assessment to determine whether it is more likely than not (more than 50 percent likelihood) that the indefinite-lived intangible assets are impaired. If after assessing the totality of events and circumstances and their potential effect on significant inputs to the fair value determination, we determine that it is more likely than not that the indefinite-lived intangible assets are impaired, then we perform a quantitative impairment test by comparing the fair value of the intangible assets with its carrying amount. We measure fair value of the indefinite-lived intangible assets under the income approach based on a projected cash flow method using a discount rate determined by our management which is commensurate with the risk inherent in our current business model. Our discounted cash flow projections are based on our annual financial forecasts developed internally by our management for use in managing our business. If the fair value of the indefinite-lived intangible assets exceeds its carrying value, the indefinite-lived intangible assets are not impaired and no further testing is required. If the implied fair value of the indefinite-lived intangible assets is less than the carrying value, the difference is recorded as an impairment loss.

Income Taxes

As part of preparing our consolidated financial statements, we are required to calculate the income tax expense (benefit) which relates to the pretax income or loss for the period. In addition, we are required to assess the realization of the deferred tax asset or liability to be included in the Consolidated Balance Sheet as of the reporting dates.

As of December 31, 2023, our Consolidated Balance Sheet included net deferred tax assets, before valuation allowance, of approximately $148.5 million, which consists of net operating loss carryovers, tax credit carryovers, capitalized research, amortization, employee stock-based compensation expenses, certain liabilities and certain assets. As of December 31, 2023, we have a valuation allowance of $25.1 million, resulting in net deferred tax assets of $123.4 million.

We periodically evaluate the realizability of our net deferred tax assets based on all available evidence, both positive and negative. The realizability of our net deferred tax assets is dependent on our ability to generate sufficient future taxable income during periods prior to the expiration of tax attributes to fully utilize these assets. During the second quarter of 2023, based on all available positive and negative evidence, we determined that it was appropriate to release the valuation allowance on the majority of our U.S. federal and other state deferred tax assets. During the third quarter of 2023, we further adjusted our valuation allowance release as a result of a change in forecasted income and tax expense, primarily due to the sale of intangible assets as part of the PHY IP group divestiture. We recognized a $177.9 million tax benefit during the year ended December 31, 2023 as a result of the valuation allowance release.

We maintain liabilities for uncertain tax positions within our long-term income taxes payable accounts and as a reduction to existing deferred tax assets or other refundable taxes to the extent tax attributes are available to offset such liabilities. These liabilities involve judgment and estimation and are monitored by us based on the best information available including changes in tax regulations, the outcome of relevant court cases and other information.

The calculation of our tax liabilities involves uncertainties in the application of complex tax law and regulations in a multitude of jurisdictions. Although ASC 740, "Income Taxes," provides further clarification on the accounting for uncertainty in income taxes, significant judgment is required by us. If the ultimate resolution of tax uncertainties is different from what is currently estimated, it could materially affect income tax expense.

Stock-Based Compensation

We maintain stock plans covering a broad range of equity grants including stock options, nonvested equity stock and equity stock units and performance-based instruments. In addition, we sponsor an Employee Stock Purchase Plan ("ESPP"), whereby eligible employees are entitled to purchase common stock semi-annually, by means of limited payroll deductions, at a 15% discount from the fair market value of the common stock as of specific dates.

The accounting guidance for share-based payments requires the measurement and recognition of compensation expense in our Consolidated Statements of Operations for all share-based payment awards made to our employees, directors and consultants including employee stock options, nonvested equity stock and equity stock units, and employee stock purchase grants. Stock-based compensation expense is measured at grant date, based on the estimated fair value of the award, reduced by an estimate of the annualized rate of expected forfeitures, and is recognized as expense over the employees' expected requisite service period, generally using the straight-line method. In addition, the accounting guidance for share-based payments requires the benefits of tax deductions in excess of recognized compensation expense to be reported as a financing cash flow. Our forfeiture rate represents the historical rate at which our stock-based awards were surrendered prior to vesting. The accounting guidance for share-based payments requires forfeitures to be estimated at the time of grant and revised on a cumulative basis, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Refer to Note 14, "Equity Incentive Plans and Stock-Based Compensation," of Notes to Consolidated Financial Statements of this Form 10-K for additional information regarding the valuation of stock-based compensation.

Business Combinations

We account for acquisitions of businesses using the purchase method of accounting, which requires us to recognize separately from goodwill the assets acquired and the liabilities assumed at their acquisition date fair values. While we use our best estimates and assumptions to accurately value assets acquired and liabilities assumed at the acquisition date, as well as contingent consideration, where applicable, the estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded in our Consolidated Statements of Operations.

Accounting for business combinations requires us to make significant estimates and assumptions, especially at the acquisition date including our estimates for intangible assets, contractual obligations assumed and pre-acquisition contingencies where applicable. Although we believe the assumptions and estimates made in the past have been reasonable and appropriate, they are based in part on historical experience and information obtained from the management of the acquired companies and are inherently uncertain. Significant estimates and assumptions made by us in estimating the fair value of the existing technologies included revenue growth rates, operating expense margins, technology obsolescence rates and discount rates. Unanticipated events and circumstances may occur that may affect the accuracy or validity of such assumptions, estimates or actual results.

Recent Accounting Pronouncements

Refer to Note 3, "Recent Accounting Pronouncements," of Notes to Consolidated Financial Statements of this Form 10-K for a discussion of recent accounting pronouncements, including the respective expected dates of adoption.

Item 7A.   *Quantitative and Qualitative Disclosures About Market Risk*

We are exposed to financial market risks, primarily arising from the effect of interest rate fluctuations on our investment portfolio. Interest rate fluctuation may arise from changes in the market's view of the quality of the security issuer, the overall economic outlook and the time to maturity of our portfolio. We mitigate this risk by investing only in highly rated, liquid instruments. Securities with original maturities of one year or less must be rated by two of the three industry standard rating agencies as follows: A1 by Standard & Poor's, P1 by Moody's and/or F-1 by Fitch. Securities with original maturities of greater than one year must be rated by two of the following industry standard rating agencies as follows: AA- by Standard & Poor's, Aa3 by Moody's and/or AA- by Fitch. By corporate investment policy, we limit the amount of exposure to $15.0 million or 10% of the portfolio, whichever is lower, for any single non-U.S. Government issuer. A single U.S. Agency can represent up to 25% of the portfolio. No more than 20% of the total portfolio may be invested in the securities of an industry sector, with money market fund investments evaluated separately. Our policy requires that at least 10% of the portfolio be in securities with a maturity of 90 days or less. We may make investments in time deposits, U.S. government-sponsored obligations and corporate bonds, commercial paper and notes with maturities up to 36 months. We bias our investment portfolio to shorter maturities. All of our investments are U.S. dollar denominated.

Our policy specifically prohibits trading securities for the sole purpose of realizing trading profits, however, we may liquidate a portion of our portfolio if we experience unforeseen liquidity requirements. In such a case, if the environment has been one of rising interest rates, we may experience a realized loss. Similarly, if the environment has been one of declining interest rates, we may experience a realized gain. As of December 31, 2023, we had an investment portfolio of fixed income marketable securities of $337.4 million, including cash equivalents. If market interest rates were to increase immediately and uniformly by 1.0% from the levels as of December 31, 2023, the fair value of the portfolio would decline by approximately $1.9 million. Actual results may differ materially from this sensitivity analysis.

We invoice the majority of our customers in U.S. dollars. Although the fluctuation of currency exchange rates may impact our customers, and thus indirectly impact us, we do not attempt to hedge this indirect and speculative risk, other than as noted in the paragraph below. Our overseas operations consist primarily of international business operations in France, the Netherlands and the United Kingdom, design centers in Bulgaria, Canada, India, and Finland and small business development offices in China, South Korea and Taiwan. We monitor our foreign currency exposure and, as disclosed below, we have entered into foreign currency forward contracts to partially mitigate the exposure in currencies where we believe this is appropriate.

We have on occasion, entered into foreign currency forward contracts (the "Contracts") to manage our exposure related to certain foreign currency denominated monetary assets (the "Hedging Program") and to minimize the related impact of foreign currency fluctuations on our earnings. The hedged monetary assets primarily consisted of certain euro-denominated cash and accounts receivable balances. Contracts are typically entered into at the end of a month, with an approximately one month duration at inception. As of December 31, 2023, no Contracts were outstanding.

Item 8.   *Financial Statements and Supplementary Data*

Refer to Item 15, "Exhibits and Financial Statement Schedules," of this Form 10-K for required financial statements and supplementary data.

Item 9.   *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A.   *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in the reports we file or submit pursuant to the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management, with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act as of the end of the period covered by this report. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2023, our disclosure controls and procedures were effective.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

i.   pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and dispositions of assets;

ii.   provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with the authorization of our management and directors; and

iii.   provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, our management used the criteria set forth in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, our management has concluded that, as of December 31, 2023, our internal control over financial reporting was effective.

The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting identified in management's evaluation pursuant to Rules 13a-15(d) or 15d-15(d) of the Exchange Act during the quarter ended December 31, 2023, that materially affected, or that we believe are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. *Other Information*

Securities Trading Plans of Directors and Executive Officers

During our last fiscal quarter, the below directors and/or officers, as defined in Rule 16a-1(f), adopted and/or terminated a "Rule 10b5-1 trading arrangement," as defined in Item 408 of Regulation S-K. The Rule 10b5-1 trading arrangements are each intended to satisfy the affirmative defense in Rule 10b5-1(c)(1).

Name	Title	Adopted or Terminated	Adoption Date	Termination Date	Total Number of Shares of Common Stock Sold or to be Sold
Desmond M. Lynch	Senior Vice President, Finance and Chief Financial Officer	Terminated [1]	September 7, 2023	December 8, 2023	8,365
Luc Seraphin	President and Chief Executive Officer	Adopted	November 13, 2023	November 13, 2024	Up to 356,654
John Shinn	Senior Vice President and General Counsel	Adopted	December 7, 2023	December 7, 2024	Up to 42,444
Desmond M. Lynch	Senior Vice President, Finance and Chief Financial Officer	Adopted	December 11, 2023	December 11, 2024	7,837

[1] On December 8, 2023, all 8,365 shares to be sold under the plan had been sold. Therefore the plan originally scheduled to terminate on September 7, 2024, was deemed terminated as of December 8, 2023.

No other directors or officers, as defined in Rule 16a-1(f), adopted, modified and/or terminated a "Rule 10b5-1 trading arrangement," or a "non-Rule 10b5-1 trading arrangement," each as defined in Item 408 of Regulation S-K, during our last fiscal quarter.

Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

Not applicable.

Item 10. *Directors, Executive Officers and Corporate Governance*

The information responsive to this item is incorporated herein by reference to our Proxy Statement for our 2024 annual meeting of stockholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K. The information under the heading "Our Executive Officers" in Part I, Item 1 of this Annual Report on Form 10-K is also incorporated herein by reference.

Item 11. *Executive Compensation*

The information responsive to this item is incorporated herein by reference to our Proxy Statement for our 2024 annual meeting of stockholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information responsive to this item is incorporated herein by reference to our Proxy Statement for our 2024 annual meeting of stockholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information responsive to this item is incorporated herein by reference to our Proxy Statement for our 2024 annual meeting of stockholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

Item 14. *Principal Accountant Fees and Services*

The information responsive to this item is incorporated herein by reference to our Proxy Statement for our 2024 annual meeting of stockholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

(a) (1) Financial Statements

The following consolidated financial statements of the Registrant and Report of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, are included herewith:

(a) (2) Financial Statement Schedule

All schedules are omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or the notes thereto.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Rambus Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Rambus Inc. and its subsidiaries (the "Company") as of December 31, 2023 and 2022, and the related consolidated statements of operations, of comprehensive income (loss), of stockholders' equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 3 to the consolidated financial statements, the Company changed the manner in which it accounts for convertible debt in 2022.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition

As described in Note 2 to the consolidated financial statements, the Company's total revenue was $461.1 million for the year ended December 31, 2023. The Company recognizes revenue upon transfer of control of promised goods and services in an amount that reflects the consideration it expects to receive in exchange for those goods and services. Goods and services that are distinct are accounted for as separate performance obligations. Where an arrangement includes multiple performance obligations, the transaction price is allocated to these on a relative standalone selling price basis. The Company's revenue consists of product, royalty and contract and other revenue.

The principal consideration for our determination that performing procedures relating to revenue recognition is a critical audit matter is a high degree of auditor effort in performing procedures related to the Company's revenue recognition.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process. These procedures also included, among others (i) testing the revenue recognized for a sample of product, royalty, and contract and other revenue transactions by obtaining and inspecting source documents, such as purchase orders, license agreements or support and maintenance agreements, invoices, proof of shipment/delivery or licensee revenue reports, and cash receipts; (ii) testing the timing of revenue recognition for a sample of product and contract and other revenue transactions before and after December 31, 2023, as applicable, by obtaining and inspecting source documents, such as purchase orders, license agreements, invoices, and proof of shipment/delivery; and (iii) confirming a sample of outstanding customer invoice balances as of December 31, 2023 and, for confirmations not returned, obtaining and inspecting source documents, such as purchase orders, license agreements or support and maintenance agreements, invoices, proof of shipment/ delivery, and subsequent cash receipts.

/s/ PricewaterhouseCoopers LLP
San Jose, California
February 23, 2024

We have served as the Company's auditor since 1991.

RAMBUS INC.

CONSOLIDATED BALANCE SHEETS

		December 31,		
(In thousands, except shares and per share amounts)		2023		2022
ASSETS				
Current assets:				
Cash and cash equivalents	$	94,767	$	125,334
Marketable securities		331,077		187,892
Accounts receivable		82,925		55,368
Unbilled receivables		50,872		125,698
Inventories		36,154		20,900
Prepaids and other current assets		34,850		12,022
Total current assets		630,645		527,214
Intangible assets, net		28,769		50,880
Goodwill		286,812		292,040
Property, plant and equipment, net		67,808		86,255
Operating lease right-of-use assets		21,497		24,143
Unbilled receivables		4,423		25,222
Deferred tax assets		127,892		3,031
Income tax receivable		88,768		1,064
Other assets		1,613		2,745
Total assets	$	1,258,227	$	1,012,594
LIABILITIES & STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	18,074	$	24,815
Accrued salaries and benefits		17,504		20,502
Convertible notes		—		10,378
Deferred revenue		17,393		23,861
Income taxes payable		5,099		18,137
Operating lease liabilities		4,453		5,024
Other current liabilities		26,598		23,992
Total current liabilities		89,121		126,709
Long-term operating lease liabilities		26,255		29,079
Long-term income taxes payable		78,947		5,892
Deferred tax liabilities		4,462		24,964
Other long-term liabilities		21,341		46,653
Total liabilities		220,126		233,297
Commitments and contingencies (Notes 10, 13 and 19)				
Stockholders' equity:				
Convertible preferred stock, $0.001 par value:				
Authorized: 5,000,000 shares; Issued and outstanding: no shares at December 31, 2023 and December 31, 2022		—		—
Common stock, $0.001 par value:				
Authorized: 500,000,000 shares; Issued and outstanding: 107,853,778 shares at December 31, 2023 and 107,610,356 shares at December 31, 2022		108		108
Additional paid in capital		1,324,796		1,297,408
Accumulated deficit		(285,534)		(513,256)
Accumulated other comprehensive loss		(1,269)		(4,963)
Total stockholders' equity		1,038,101		779,297
Total liabilities and stockholders' equity	$	1,258,227	$	1,012,594

Refer to Notes to Consolidated Financial Statements

RAMBUS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,		
(In thousands, except per share amounts)	2023	2022	2021
Revenue:			
Product revenue	$ 224,632	$ 227,068	$ 143,935
Royalties	150,110	139,816	136,706
Contract and other revenue	86,375	87,909	47,663
Total revenue	461,117	454,793	328,304
Cost of revenue:			
Cost of product revenue	84,495	88,976	49,397
Cost of contract and other revenue	5,403	4,668	4,756
Amortization of acquired intangible assets	13,524	13,935	16,241
Total cost of revenue	103,422	107,579	70,394
Gross profit	357,695	347,214	257,910
Operating expenses:			
Research and development	156,827	158,769	135,678
Sales, general and administrative	108,149	106,718	91,057
Amortization of acquired intangible assets	1,217	1,674	1,226
Restructuring and other charges	9,368	—	368
Gain on divestiture	(90,784)	—	—
Impairment of assets	10,045	—	—
Change in fair value of earn-out liability	9,234	3,111	5,300
Total operating expenses	204,056	270,272	233,629
Operating income	153,639	76,942	24,281
Interest income and other income (expense), net	11,327	7,771	9,711
Gain on sale of equity security	—	3,547	—
Loss on extinguishment of debt	—	(83,626)	—
Loss on fair value adjustment of derivatives, net	(240)	(10,585)	—
Gain on sale of non-marketable equity security	23,924	—	—
Interest expense	(1,490)	(1,874)	(10,706)
Interest and other income (expense), net	33,521	(84,767)	(995)
Income (loss) before income taxes	187,160	(7,825)	23,286
Provision for (benefit from) income taxes	(146,744)	6,485	4,952
Net income (loss)	$ 333,904	$ (14,310)	$ 18,334
Net income (loss) per share:			
Basic	$ 3.09	$ (0.13)	$ 0.17
Diluted	$ 3.01	$ (0.13)	$ 0.16
Weighted-average shares used in per share calculations:			
Basic	108,183	109,472	110,538
Diluted	110,889	109,472	114,865

Refer to Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands)	Years Ended December 31,		
	2023	2022	2021
Net income (loss)	$ 333,904	$ (14,310)	$ 18,334
Other comprehensive income (loss):			
Foreign currency translation adjustment	282	(958)	(366)
Unrealized gain (loss) on marketable securities, net of tax	3,412	(2,553)	(1,005)
Total comprehensive income (loss)	$ 337,598	$ (17,821)	$ 16,963

Refer to Notes to Consolidated Financial Statements

RAMBUS INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands)	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Gain (Loss)	Total
Balances at December 31, 2020	111,698	$ 112	$ 1,270,426	$ (357,751)	$ (81)	$ 912,706
Net income	—	—	—	18,334	—	18,334
Foreign currency translation adjustment	—	—	—	—	(366)	(366)
Unrealized loss on marketable securities, net of tax	—	—	—	—	(1,005)	(1,005)
Issuance of common stock upon exercise of options, equity stock and employee stock purchase plan	1,745	1	(1,657)	—	—	(1,656)
Issuance of common stock due to PLDA Group ("PLDA") acquisition	300	—	6,978	—	—	6,978
Repurchase and retirement of common stock under repurchase program	(4,451)	(4)	(4,267)	(95,810)	—	(100,081)
Stock-based compensation	—	—	27,486	—	—	27,486
Balances at December 31, 2021	109,292	109	1,298,966	(435,227)	(1,452)	862,396
Net loss	—	—	—	(14,310)	—	(14,310)
Foreign currency translation adjustment	—	—	—	—	(958)	(958)
Unrealized loss on marketable securities, net of tax	—	—	—	—	(2,553)	(2,553)
Issuance of common stock upon exercise of options, equity stock and employee stock purchase plan	1,513	2	(12,279)	—	—	(12,277)
Repurchase and retirement of common stock under repurchase program	(3,195)	(3)	(10,278)	(90,140)	—	(100,421)
Stock-based compensation	—	—	35,552	—	—	35,552
Retirement of convertible senior note hedges	—	—	78,415	—	—	78,415
Retirement of warrants	—	—	(58,423)	—	—	(58,423)
Cumulative effect adjustment from adoption of ASU 2020-06	—	—	(34,545)	26,421	—	(8,124)
Balances at December 31, 2022	107,610	108	1,297,408	(513,256)	(4,963)	779,297
Net income	—	—	—	333,904	—	333,904
Foreign currency translation adjustment	—	—	—	—	282	282
Unrealized gain on marketable securities, net of tax	—	—	—	—	3,412	3,412
Issuance of common stock upon exercise of options, equity stock and employee stock purchase plan	1,698	1	(29,379)	—	—	(29,378)
Repurchase and retirement of common stock under repurchase program	(1,859)	(1)	(5,783)	(94,742)	—	(100,526)
Stock-based compensation	—	—	45,011	—	—	45,011
Issuance of common stock in connection with the payments of year 1 and year 2 earn-out related to the PLDA Group acquisition	405	—	16,556	—	—	16,556
Issuance of common stock in connection with the maturity of the convertible senior notes related to the settlement of the in-the-money conversion feature of the convertible senior notes	284	—	—	—	—	—
Exercise of the convertible senior note hedges in connection with the conversion of convertible senior notes and retirement of the corresponding shares	(284)	—	11,440	(11,440)	—	—
Retirement of warrants	—	—	(10,457)	—	—	(10,457)
Balances at December 31, 2023	107,854	$ 108	$ 1,324,796	$ (285,534)	$ (1,269)	$ 1,038,101

Refer to Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)		Years Ended December 31,		
		2023	2022	2021
Cash flows from operating activities:				
Net income (loss)	$	333,904	$ (14,310)	$ 18,334
Adjustments to reconcile net income (loss) to net cash provided by operating activities:				
Stock-based compensation		45,011	35,552	27,486
Depreciation		33,687	31,517	26,810
Amortization of intangible assets		14,741	15,610	17,467
Non-cash interest expense and amortization of convertible debt issuance costs		3	207	7,656
Loss on extinguishment of debt		—	83,626	—
Loss on fair value adjustment of derivatives, net		240	10,585	—
Deferred income taxes		(145,350)	689	1,522
Gain on divestiture		(90,784)	—	—
Gain on sale of non-marketable equity security		(23,924)	—	—
Impairment of assets		10,045	—	—
Gain on sale of equity security		—	(3,547)	—
Change in fair value of earn-out liability		9,234	3,111	5,300
Other		645	2,413	989
Change in operating assets and liabilities, net of effects of acquisition/disposition:				
Accounts receivable		(28,931)	(9,274)	(13,521)
Unbilled receivables		93,796	107,945	118,452
Prepaid expenses and other assets		2,763	(89)	6,903
Inventories		(15,254)	(12,702)	6,109
Income taxes receivable		(87,704)	(618)	(240)
Accounts payable		(5,768)	11,975	2,195
Accrued salaries and benefits and other liabilities		41	(4,745)	(1,642)
Income taxes payable		59,643	(19,279)	(25,309)
Deferred revenue		(5,048)	(1,354)	15,496
Operating lease liabilities		(5,204)	(6,919)	(4,790)
Net cash provided by operating activities		195,786	230,393	209,217
Cash flows from investing activities:				
Purchases of property, plant and equipment		(23,240)	(17,478)	(13,792)
Acquisition of intangible assets		—	(3,000)	—
Purchases of marketable securities		(434,155)	(150,949)	(567,947)
Maturities of marketable securities		175,854	59,642	336,154
Proceeds from sale of marketable securities		117,798	276,687	227,045
Proceeds from divestiture		106,347	—	—
Proceeds from sale of equity security		—	3,009	—
Acquisition of businesses, net of cash acquired		—	(15,932)	(97,115)
Net cash provided by (used in) investing activities		(57,396)	151,979	(115,655)
Cash flows from financing activities:				
Proceeds received from issuance of common stock under employee stock plans		8,950	6,136	8,957
Payments of taxes on restricted stock units		(38,328)	(18,413)	(10,613)
Payments under installment payment arrangements		(16,192)	(14,378)	(12,472)
Payments for settlement and repurchase of convertible senior notes		(10,381)	(258,060)	—
Proceeds from retirement of convertible senior note hedges		—	91,729	—
Payments for settlement of warrants		(10,697)	(69,528)	—
Payment of deferred purchase consideration from acquisition		(2,450)	—	—
Repurchase and retirement of common stock, including prepayment under accelerated share repurchase program		(100,525)	(100,421)	(100,081)
Net cash used in financing activities		(169,623)	(362,935)	(114,209)
Effect of exchange rate changes on cash, cash equivalents and restricted cash		306	(2,007)	(413)

Net increase (decrease) in cash, cash equivalents and restricted cash		(30,927)		17,430		(21,060)
Cash, cash equivalents and restricted cash at beginning of year		125,694		108,264		129,324
Cash, cash equivalents and restricted cash at end of year	$	94,767	$	125,694	$	108,264

		Years Ended December 31,				
(In thousands)		2023		2022		2021
Supplemental disclosure of cash flow information:						
Cash paid during the period for:						
Interest	$	73	$	1,525	$	2,372
Income taxes, net of refunds	$	25,932	$	25,275	$	22,839
Non-cash investing and financing activities:						
Property, plant and equipment received and accrued in accounts payable and other liabilities	$	21,768	$	39,035	$	12,935
Issuance of common stock in connection with the payments of year 1 and year 2 earn-out related to the PLDA Group acquisition	$	16,556	$	—	$	—
Operating lease right-of-use assets obtained in exchange for operating lease obligations	$	1,690	$	5,931	$	—
Common stock issued pursuant to acquisition	$	—	$	—	$	6,978

		As of December 31,				
(In thousands)		2023		2022		2021
Reconciliation of the cash, cash equivalents and restricted cash balances as shown in the consolidated statement of cash flows:						
Cash and cash equivalents	$	94,767	$	125,334	$	107,891
Restricted cash		—		360		373
Cash, cash equivalents and restricted cash	$	94,767	$	125,694	$	108,264

Refer to Notes to Consolidated Financial Statements

RAMBUS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Formation and Business of the Company

Rambus Inc. ("Rambus" or the "Company") was incorporated in California in March 1990 and reincorporated in Delaware in March 1997. The Company offers a balanced and diverse portfolio of products and solutions across chips, silicon intellectual products ("IP") and patent licensing with the goal of perpetuating strong company operating performance and delivering long-term stockholder value. The Company generates revenue by selling its semiconductor chip and licensing its IP products and inventions to market-leading companies.

As an industry pioneer with over 30 years of advanced semiconductor design experience, Rambus is dedicated to addressing the challenges of accelerating and protecting data in hardware for the data center and other growing markets. With the exponential increase in the complexity, size and number of advanced workloads, like generative artificial intelligence ("AI"), the demands on computing infrastructure continue to grow. Rambus is a leader in high-performance memory subsystems, providing chips, silicon IP and innovations that maximize the performance and security in computationally-intensive systems.

2. Summary of Significant Accounting Policies

Financial Statement Presentation

The accompanying consolidated financial statements include the accounts of Rambus and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated on the accompanying consolidated financial statements. Investments in entities with more than 20% ownership by Rambus and in which Rambus has the ability to significantly influence the operations of the investee (but not control) are accounted for using the equity method and are included in other assets.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue upon transfer of control of promised goods and services in an amount that reflects the consideration it expects to receive in exchange for those goods and services. Goods and services that are distinct are accounted for as separate performance obligations.

Where an arrangement includes multiple performance obligations, the transaction price is allocated to these on a relative standalone selling price basis. The Company has established standalone selling prices for the majority of its distinct offerings - specifically, the same pricing methodology is consistently applied to all licensing arrangements; all services offerings are priced within tightly controlled bands and all contracts that include support and maintenance state a renewal rate or price that is systematically enforced. For certain contracts, the Company utilizes the residual approach to estimate standalone selling prices primarily for service offerings sold to customers at highly variable pricing.

The Company's revenue consists of product, royalty and contract and other revenue. Products primarily consist of memory interface chips sold directly and indirectly to module manufacturers and OEMs worldwide through multiple channels, including its direct sales force and distributors. Royalty revenue consists of patent and technology license royalties. Contract and other revenue consists of software license fees, engineering fees associated with integration of the Company's technology solutions into its customers' products and support and maintenance fees.

Product Revenue

Product revenue is recognized upon shipment of product to customers, net of accruals for estimated sales returns and allowances, and to distributors, net of accruals for price protection and rights of return on products unsold by the distributors. The Company transacts with direct customers primarily pursuant to standard purchase orders for delivery of products and generally allows customers to cancel or change purchase orders within limited notice periods prior to the scheduled shipment date.

Royalty Revenue

Rambus' patent and technology licensing arrangements generally range between one year and ten years in duration and generally grant the licensee the right to use applicable portions of the Company's entire IP portfolio as it evolves over time. These arrangements do not typically grant the licensee the right to terminate for convenience and where such rights exist, termination is prospective, with no refund of fees already paid or cancellation of fees already incurred by the licensee.

Patent and technology licensing arrangements result in fixed payments received over time, with guaranteed minimum payments on occasion, variable payments calculated based on the licensee's sale or use of the IP, or a mix of fixed and variable payments.

- For fixed-fee arrangements (including arrangements that include minimum guaranteed amounts), the Company recognizes revenue upon control over the underlying IP use right transferring to the licensee, net of the effect of significant financing components calculated using customer-specific, risk-adjusted lending rates typically ranging between 5% and 10%, with the related interest income recognized over time on an effective rate basis. Where a licensee has the contractual right to terminate a fixed-fee arrangement for convenience without any substantive penalty payable upon such termination, the Company recognizes revenue for the duration of the contract in which the parties have present enforceable rights and obligations.

- For variable arrangements, the Company recognizes revenue based on an estimate of the licensee's sale or usage of the IP during the period the licensee's sale or usage occur, typically quarterly, with a true-up recorded, if required, when the Company receives the actual royalty report from the licensee.

- The Company recognizes license renewal revenue commencing with the start of the renewal period.

Contract and Other Revenue

Contract and other revenue consists of software license fees and engineering fees associated with integration of the Company's technology solutions into its customers' products, and support and maintenance.

An initial software arrangement may consist of a term-based or perpetual license, significant software customization services and support and maintenance services that include post-implementation customer support and the right to unspecified software updates and enhancements on a when and if available basis. The Company recognizes license and customization services revenue at a point in time when final delivery is made or based on an over time model, depending on the nature and amount of customization. For the over time model, the Company recognizes revenue over time by measuring the progress toward complete satisfaction of that performance obligation. The Company measures progress using an input method. License and customization services revenue recognized over time, which is reported as part of contract and other revenue, was approximately $6.1 million for the year ended December 31, 2023. Due to the nature of the work performed in these arrangements, the estimation of the over time model may involve judgment. The key factor reviewed by management to estimate costs to complete each contract is the estimated man-months necessary to complete the project.

The Company recognizes support and maintenance revenue over time.

Significant Judgments

The only significant judgment required in determining the amount and timing of revenue from the Company's contracts with customers is determining the estimated man-months necessary for completing development and customization services. The Company has adequate tools and controls in place, and substantial experience and expertise in timely and accurately tracking man-months incurred in completing customization and other professional services, and quantifying significant changes in estimates.

Key estimates used in recognizing revenue predominantly consist of the following:

- For contract revenue where the Company recognizes revenue over time, the key factor reviewed by management to estimate costs to complete each contract is the estimated man-months necessary to complete the project.

- For fixed-fee arrangements in which cash is being received over a period exceeding one year, the Company calculates a customer-specific lending rate using a Daily Treasury Yield Curve Rate that changes depending on the date on which the licensing arrangement was entered into and the term (in years) of the arrangement, and takes into consideration a licensee-specific risk profile determined based on a review of the licensee's "Full Company View" Dun & Bradstreet report obtained on the date the licensing arrangement was signed by the parties, with a risk premium being added to the Daily Treasury Yield Curve Rate considering the overall business risk, financing strength and risk indicators, as listed.

- The Company recognizes revenue on variable fee licensing arrangements on the basis of sales and usage which the Company is required to estimate prior to receiving the final related reports from its customers.

Contract Balances

Timing of revenue recognition may differ from the timing of invoicing to the Company's customers. The Company records contract assets when revenue is recognized prior to invoicing, and a contract liability when revenue is recognized subsequent to invoicing. The contract assets are transferred to receivables when the billing occurs.

Cost of Revenue

Cost of revenue includes cost of professional services, materials, including cost of wafers processed by third-party foundries, cost associated with packaging and assembly, test and shipping, cost of personnel, including stock-based compensation, and equipment associated with manufacturing support, logistics and quality assurance, warranty cost, amortization of existing technology, write-down of inventories, amortization of production mask costs, overhead and an allocated portion of occupancy costs.

Leases

The Company leases office space, domestically and internationally, under operating leases. The Company's leases have remaining lease terms generally between one year and seven years. Operating leases are included in operating lease right-of-use ("ROU") assets, operating lease liabilities and long-term operating lease liabilities in the Company's Consolidated Balance Sheets. The Company does not have any finance leases. The Company determines if an arrangement is a lease, or contains a lease, at inception. The Company assesses all relevant facts and circumstances in making the determination of the existence of a lease. For leases with terms greater than 12 months, the Company records the related asset and obligation at the present value of lease payments over the term. The Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments, and uses the implicit rate when readily determinable. Many of the Company's leases include rental escalation clauses, renewal options and/or termination options that are factored into the determination of lease payments when appropriate. Leases with an initial term of 12 months or less are not recorded on the balance sheet, and the Company does not separate non-lease components from lease components. Operating lease costs are included in research and development and selling, general and administrative costs in the Company's Consolidated Statements of Operations.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in each business combination. Goodwill is not subject to amortization, but is subject to at least an annual assessment for impairment. The Company performs its impairment analysis of goodwill on an annual basis during the fourth quarter of the year unless conditions arise that warrant a more frequent evaluation.

When goodwill is assessed for impairment, the Company has the option to perform an assessment of qualitative factors of impairment (optional assessment) prior to necessitating a quantitative impairment test. Should the optional assessment be used for any given year, qualitative factors to consider for a reporting unit include: cost factors; financial performance; legal, regulatory, contractual, political, business, or other factors; entity specific factors; industry and market considerations; macroeconomic conditions; and other relevant events and factors affecting the reporting unit. If the Company determines in the qualitative assessment that it is more likely than not that the fair value of the reporting unit is less than its carrying value, a quantitative test is then performed. Otherwise, no further testing is required. For a reporting unit tested using a quantitative approach, the Company compares the fair value of the reporting unit with the carrying amount of the reporting unit, including goodwill. The fair value of the reporting unit is estimated using an income approach.

Under the income approach, the Company measures fair value of the reporting unit based on a projected cash flow method using a discount rate determined by its management which is commensurate with the risk inherent in its current business model. The Company's discounted cash flow projections are based on annual financial forecasts developed internally by management for use in managing its business. If the fair value of the reporting unit exceeds its carrying value, goodwill is not impaired and no further testing is required. If the fair value of the reporting unit is less than the carrying value, then the amount of goodwill impairment will be the amount by which the reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill.

The Company performed its annual goodwill impairment analysis as of December 31, 2023 and determined that there was no impairment of its goodwill. For the years ended December 31, 2022 and 2021, the Company did not recognize any goodwill impairment charges.

Intangible Assets

Intangible assets are comprised of existing technology, customer contracts and contractual relationships, and other definite-lived and indefinite-lived intangible assets. Identifiable intangible assets resulting from the acquisitions of entities accounted for using the purchase method of accounting are estimated by management based on the fair value of assets received. Identifiable definite-lived intangible assets are being amortized over the period of estimated benefit using the straight-line method and estimated useful lives ranging from six months to ten years.

Acquired indefinite-lived intangible assets related to the Company's in-process research and development ("IPR&D") are capitalized and subject to impairment testing until completion or abandonment of the projects. Upon successful completion of each project, the Company makes a separate determination of the useful life of the acquired indefinite-lived intangible assets and the related amortization is recorded as an expense over the estimated useful life of the specific projects. Indefinite-lived intangible assets are subject to at least an annual assessment for impairment, applying a fair-value based test. The Company first performs a qualitative assessment to determine whether it is more likely than not (more than 50 percent likelihood) that the indefinite-lived intangible assets are impaired. If after assessing the totality of events and circumstances and their potential effect on significant inputs to the fair value determination, the Company determines that it is more likely than not that the indefinite-lived intangible assets are impaired, then the Company performs a quantitative impairment test by comparing the fair value of the intangible assets with its carrying amount. The Company measures fair value of the indefinite-lived intangible assets under the income approach based on a projected cash flow method using a discount rate determined by its management which is commensurate with the risk inherent in its current business model. The Company's discounted cash flow projections are based on its annual financial forecasts developed internally by management for use in managing its business. If the fair value of the indefinite-lived intangible assets exceeds its carrying value, the indefinite-lived intangible assets are not impaired and no further testing is required. If the implied fair value of the indefinite-lived intangible assets is less than the carrying value, the difference is recorded as an impairment loss.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is computed using standard cost, which approximates actual cost, on a first-in, first-out basis. Inventories are reduced for write-downs based on periodic reviews for evidence of slow-moving or obsolete parts. The write-down is based on comparison between inventory on hand and estimated future sales for each specific product. Once written down, inventory write-downs are not reversed until the inventory is sold or scrapped. Inventory write-downs are also established when conditions indicate that the net realizable value is less than cost due to physical deterioration, obsolescence, changes in price level or other causes.

Property, Plant and Equipment

Property, plant and equipment include computer software, computer equipment, leasehold improvements, machinery, and furniture and fixtures. Computer software, computer equipment, machinery, and furniture and fixtures are stated at cost and generally depreciated on a straight-line basis over an estimated useful life of three years, three years, seven years and three years, respectively. Refer to Note 11, "Balance Sheet Details," for additional information. Leasehold improvements are amortized on a straight-line basis over the shorter of their estimated useful lives or the remaining terms of the leases. Upon disposal, assets and related accumulated depreciation are removed from the accounts and the related gain or loss is included in the results from operations.

Definite-Lived Asset Impairment

The Company evaluates definite-lived assets (including property, plant and equipment and intangible assets) for impairment whenever events or changes in circumstances indicate the carrying value of an asset group may not be recoverable. The carrying value is not recoverable if it exceeds the undiscounted cash flows resulting from the use of the asset group and its eventual disposition. The Company's estimates of future cash flows attributable to its asset groups require significant judgment based on its historical and anticipated results and are subject to many factors. Factors that the Company considers important which could trigger an impairment review include significant negative industry or economic trends, significant loss of clients and significant changes in the manner of its use of the acquired assets or the strategy for its overall business.

When the Company determines that the carrying value of the asset groups may not be recoverable based upon the existence of one or more of the above indicators of impairment, the Company measures the potential impairment based on a projected discounted cash flow method using a discount rate determined by the Company to be commensurate with the risk inherent in the Company's current business model. An impairment loss is recognized only if the carrying amount of the asset group is not recoverable and exceeds its fair value. The impairment charge is recorded to reduce the pre-impairment carrying amount of the assets based on the relative carrying amount of those assets, though not to reduce the carrying amount of an asset below its fair value. Different assumptions and judgments could materially affect the calculation of the fair value of the assets. During 2023, 2022 and 2021, the Company did not recognize any impairment of its definite-lived and indefinite-lived assets.

Income Taxes

Income taxes are accounted for using an asset and liability approach, which requires the recognition of deferred tax assets and liabilities for expected future tax events that have been recognized differently in the Company's consolidated financial statements and tax returns. The measurement of current and deferred tax assets and liabilities is based on provisions of the enacted tax law and the effects of future changes in tax laws or rates are not anticipated. A valuation allowance is established when necessary to reduce deferred tax assets to amounts expected to be realized based on available evidence.

In addition, the calculation of the Company's tax liabilities involves dealing with uncertainties in the application of complex tax regulations. As a result, the Company reports a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in its tax return. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes.

Stock-Based Compensation and Equity Incentive Plans

The Company maintained stock plans covering a broad range of equity grants including stock options, nonvested equity stock and equity stock units and performance-based instruments. In addition, the Company sponsors an Employee Stock Purchase Plan ("ESPP"), whereby eligible employees are entitled to purchase common stock semi-annually, by means of limited payroll deductions, at a 15% discount from the fair market value of the common stock as of specific dates.

The Company determines compensation expense associated with restricted stock units based on the fair value of its common stock on the date of grant. The Company determines compensation expense associated with stock options based on the estimated grant-date fair value method using the Black-Scholes Merton ("BSM") valuation model. The Company generally recognizes compensation expense using a straight-line amortization method over the respective vesting period for awards that are ultimately expected to vest. Stock-based compensation expense for the years ended December 31, 2023, 2022 and 2021 has been reduced for estimated forfeitures. When estimating forfeitures, the Company considers voluntary termination behaviors, as well as trends of actual option forfeitures.

Cash and Cash Equivalents

Cash equivalents are investments with original maturity of three months or less at the date of purchase. The Company maintains its cash balances with high-quality financial institutions. Cash equivalents are invested in highly rated, liquid money market securities, time deposits and certain U.S. government sponsored obligations.

Marketable Securities

Rambus invests its excess cash and cash equivalents primarily in U.S. government-sponsored obligations, corporate bonds, commercial paper and notes, time deposits and money market funds that mature within three years. Available-for-sale securities are carried at fair value, based on quoted market prices, with the unrealized gains or losses reported, net of tax, in stockholders' equity as part of accumulated other comprehensive income (loss). The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity, both of which are included in interest and other income, net. Realized gains and losses are recorded on the specific identification method and are included in interest and other income, net. The Company reviews its investments in marketable securities for possible other than temporary impairments on a regular basis. If any loss on investment is believed to be a credit loss, a charge will be recognized in operations. In evaluating whether a credit loss on a debt security has occurred, the Company considers the following factors: 1) the Company's intent to sell the security, 2) if the Company intends to hold the security, whether or not it is more likely than not that the Company will be required to sell the security before recovery of the security's amortized cost basis and 3) even if the Company intends to hold the security, whether or not the Company expects the security to recover the entire amortized cost basis. Due to the high credit

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

quality and short-term nature of the Company's investments, there have been no material credit losses recorded to date. The classification of funds between short-term and long-term is based on whether the securities are available for use in operations or other purposes.

Fair Value of Financial Instruments

The fair value measurement statement defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and requires disclosure that establishes a framework for measuring fair value and expands disclosure about fair value measurements. The statement requires that fair value measurement be classified and disclosed in one of the following three categories:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. The Company uses unadjusted quotes to determine fair value. The financial assets in Level 1 include money market funds.

Level 2: Quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability. The Company uses observable pricing inputs including benchmark yields, reported trades and broker/dealer quotes. The financial assets in Level 2 include U.S. government bonds and notes, and corporate bonds, commercial paper and notes.

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity). When determining fair value, the Company considers the principal or most advantageous market in which the Company would transact, and the Company considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions and risk of non-performance.

The Company does not have any financial assets or liabilities in Level 3 as of December 31, 2023 and 2022, except for the Company's liability for the earn-out consideration related to the PLDA acquisition, which is recorded within other long-term liabilities. The Company has classified this liability within Level 3 of the fair value hierarchy because the fair value is determined using significant unobservable inputs. Refer to Note 9, "Fair Value of Financial Instruments and Note 21, "Acquisitions," for additional information.

The carrying value of cash equivalents, accounts receivable and accounts payable approximate their fair values due to their relatively short maturities as of December 31, 2023 and 2022.

The Company's financial instruments are measured and recorded at fair value, except for equity method investments and convertible notes. Marketable securities are comprised of available-for-sale securities that are reported at fair value with the related unrealized gains and losses included in accumulated other comprehensive income (loss), a component of stockholders' equity, net of tax. Fair value of the marketable securities is determined based on quoted market prices. The fair value of the Company's convertible notes fluctuated with interest rates and with the market price of the common stock, but did not affect the carrying value of the debt on the balance sheet.

The Company's non-financial assets, such as goodwill, intangible assets and property, plant and equipment, are measured at fair value when there is an indicator of impairment and recorded at fair value only when an impairment charge is recognized. The Company's equity method investments were initially recognized at cost, and the carrying amount was increased or decreased to recognize the Company's share of the profit or loss of the investee after the date of acquisition. The Company's share of the investee's profit or loss was recognized in the Company's Consolidated Statements of Operations. Distributions received from an investee reduced the carrying amount of the investment.

Research and Development

Costs incurred in research and development, which include engineering expenses, such as salaries and related benefits, stock-based compensation, depreciation, professional services and overhead expenses related to the general development of the Company's products, are expensed as incurred. Software development costs are capitalized beginning when a product's technological feasibility has been established and ending when a product is available for general release to customers. The Company has not capitalized any software development costs in the period between establishing technological feasibility and general customer release since the period is relatively short and as such, these costs have not been material.

Computation of Earnings (Loss) Per Share

Basic earnings (loss) per share is calculated by dividing the net income (loss) by the weighted-average number of common shares outstanding during the period. Diluted earnings (loss) per share is calculated by dividing the earnings (loss) by the weighted-average number of common shares and potentially dilutive securities outstanding during the period. Potentially dilutive common shares consist of incremental common shares issuable upon exercise of stock options, employee stock purchases, and restricted stock and restricted stock units, and shares issuable upon the conversion of convertible notes. The dilutive effect of outstanding shares is reflected in diluted earnings per share by application of the treasury stock method, or the if-converted method for the in-the-money conversion benefit feature of the 2023 Notes. This method includes consideration of the amounts to be paid by the employees, the amount of excess tax benefits that would be recognized in equity if the instrument was exercised and the amount of unrecognized stock-based compensation related to future services. No potential dilutive common shares are included in the computation of any diluted per share amount when a net loss is reported.

Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, including foreign currency translation adjustments and unrealized gains and losses on marketable securities. Other comprehensive income (loss), net of tax, is presented in the Consolidated Statements of Comprehensive Income (Loss).

Credit Concentration

As of December 31, 2023 and 2022, the Company's cash, cash equivalents and marketable securities were invested with various financial institutions in the form of corporate bonds, commercial paper and notes, money market funds, U.S. Treasuries and U.S. Government Agencies. The Company's exposure to market risk for changes in interest rates relates primarily to its investment portfolio. The Company places its investments with high-credit issuers and, by investment policy, attempts to limit the amount of credit exposure to any one issuer. As stated in the Company's investment policy, it will ensure the safety and preservation of the Company's invested funds by limiting default risk and market risk. The Company has no investments denominated in foreign country currencies and therefore is not subject to foreign exchange risk from these assets. The Company holds cash, cash equivalents and marketable securities in excess of federally insured limits.

The Company mitigates default risk by investing in high credit quality securities and by positioning its portfolio to respond appropriately to a significant reduction in a credit rating of any investment issuer or guarantor. The portfolio includes only marketable securities with active secondary or resale markets to enable portfolio liquidity.

The Company's accounts receivable are derived from revenue earned from customers located in the U.S. and internationally. Refer to Note 7, "Segments and Major Customers," for additional information.

The Company's unbilled receivables are collected from customers located in the U.S. and internationally. Refer to Note 4, "Revenue Recognition," for additional information.

Derivative Instruments and Hedging Activities

The Company has on occasion, entered into foreign currency forward contracts (the "Contracts") to manage the Company's exposure related to certain foreign currency denominated monetary assets (the "Hedging Program") and to minimize the related impact of foreign currency fluctuations on the Company's earnings. The hedged monetary assets primarily consisted of certain euro-denominated cash and accounts receivable balances. The Contracts mitigate the Company's foreign currency exposure when the Contracts are settled at their maturity by generally offsetting the gains and losses generated by the re-measurement of the underlying monetary assets.

The Contracts are typically entered into at the end of a month, with an approximately one month duration at inception. Due to the short duration of these Contracts, their fair value has been deemed immaterial. As the Contracts were considered derivative instruments that were not designated and did not qualify as hedging instruments, any gains and losses resulting from changes in their fair value were recorded to interest income and other income (expense), net in the Company's Consolidated Statements of Operations. The Company does not use its Hedging Program for speculative or trading purposes.

As of December 31, 2023, no Contracts were outstanding. For the year ended December 31, 2023, any gains and losses resulting from changes in fair value of the Company's Contracts were deemed immaterial.

Foreign Currency Translation and Re-Measurement

The Company translates the assets and liabilities of its non-U.S. dollar functional currency subsidiaries into U.S. dollars using exchange rates in effect at the end of each period. Revenue and expenses for these subsidiaries are translated using rates that approximate those in effect during the period. Gains and losses from these translations are recognized in foreign currency translation included in accumulated other comprehensive gain (loss) in the Company's Consolidated Statements of Stockholders' Equity. The Company's subsidiaries that use the U.S. dollar as their functional currency re-measure monetary assets and liabilities at exchange rates in effect at the end of each period, and inventories, property and non-monetary assets and liabilities at historical rates. Additionally, foreign currency transaction gains and losses are included in interest income and other (income) expense, net, in the Company's Consolidated Statements of Operations and were not material in the periods presented.

Business Combinations

The Company accounts for acquisitions of businesses using the purchase method of accounting, which requires the Company to recognize separately from goodwill the assets acquired and the liabilities assumed at their acquisition date fair values. While the Company uses its best estimates and assumptions to accurately value assets acquired and liabilities assumed at the acquisition date, as well as contingent consideration, where applicable, the estimates are inherently uncertain and subject to refinement. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded in the Company's Consolidated Statements of Operations.

Accounting for business combinations requires management to make significant estimates and assumptions, especially at the acquisition date including the Company's estimates for intangible assets, contractual obligations assumed and pre-acquisition contingencies where applicable. Although the Company believes the assumptions and estimates made in the past have been reasonable and appropriate, they are based in part on historical experience and information obtained from the management of the acquired companies and are inherently uncertain. On May 20, 2022, the Company completed the acquisition of Hardent, Inc. and applied judgment in estimating the fair value of the intangible assets from the acquisition. This involved the use of assumptions related to revenue growth rates and discount rates for the existing technology acquired, and the use of assumptions related to cost of labor to recreate the intangible assets for the customer contracts and contract relationships acquired. Unanticipated events and circumstances may occur that may affect the accuracy or validity of such assumptions, estimates, or actual results.

Litigation

The Company may be involved in certain legal proceedings. Based upon consultation with outside counsel handling its defense in these matters and an analysis of potential results, if the Company believes that a loss arising from such matters is probable and can be reasonably estimated, the Company records the estimated liability in its consolidated financial statements. If only a range of estimated losses can be determined, the Company records an amount within the range that, in its judgment, reflects the most likely outcome; if none of the estimates within that range is a better estimate than any other amount, the Company records the low end of the range. Any such accrual would be charged to expense in the appropriate period. The Company recognizes litigation expenses in the period in which the litigation services were provided.

3. Recent Accounting Pronouncements

Recent Accounting Pronouncements Adopted

In August 2020, the Financial Accounting Standards Board ("FASB") issued ASU No. 2020-06, "Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity's Own Equity (Subtopic 815-40) ("ASU 2020-06")." The amendments in this ASU simplify the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts in an entity's own equity. Among other changes, the guidance removes the liability and equity separation models for convertible instruments. Instead, entities will account for convertible debt instruments wholly as debt unless convertible instruments contain features that require bifurcation as a derivative or that result in substantial premiums accounted for as paid-in capital. The guidance also requires the application of the if-converted method to calculate the impact of convertible instruments on diluted earnings per share. The guidance is effective for fiscal years beginning after December 15, 2021. The Company adopted this guidance on January 1, 2022 on a modified retrospective basis. Upon adoption, the Company reversed approximately $35.2 million of debt discount related to the Company's 1.375% Convertible Senior Notes due 2023 (the "2023 Notes") from additional paid-in capital, reversed approximately $8.3 million representing the unamortized debt discount from liabilities, and recorded the net impact of

$26.9 million to accumulated deficit. The Company also removed approximately $0.7 million of debt issuance costs related to the 2023 Notes from additional paid-in capital and recorded approximately $0.5 million to accumulated deficit related to the amortization of debt issuance costs that were historically allocated to equity.

In October 2021, the FASB issued ASU No. 2021-08, "Business Combinations (Topic 805)—Accounting for Contract Assets and Contract Liabilities from Contracts with Customers." The amendments in this ASU improve the accounting for acquired revenue contracts with customers in a business combination by addressing diversity in practice and inconsistencies related to recognition of an acquired contract liability, and to payment terms and their effect on subsequent revenue recognized by the acquirer. Among other changes, this ASU requires that an acquirer account for acquired revenue contracts in accordance with Topic 606 as if it had originated the contracts. If the acquirer is unable to assess or rely on how the acquiree applied Topic 606, the acquirer should consider the terms of the acquired contracts as of the contract inception or contract modification date in applying Topic 606 to determine what should be recorded at the acquisition date. The amendments also provide certain practical expedients for acquirers when recognizing and measuring acquired contract assets and contract liabilities from revenue contracts in a business combination. The guidance is effective for fiscal years beginning after December 15, 2022. The Company elected to early adopt this ASU on April 1, 2022. The adoption of this ASU did not have a material impact on the Company's consolidated financial statements.

Recent Accounting Pronouncements Not Yet Adopted

In November 2023, the FASB issued ASU No. 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures." This guidance requires disclosure of incremental segment information on an annual and interim basis, primarily through enhanced disclosures about significant segment expenses that are regularly provided to the chief operating decision maker. In addition, this ASU requires that all existing annual disclosures about segment profit or loss must be provided on an interim basis and clarifies that single reportable segment entities are subject to the disclosure requirement under Topic 280 in its entirety. This ASU is effective for annual reporting periods beginning after December 15, 2023, and interim reporting periods within annual reporting periods beginning after December 15, 2024. Early adoption is permitted. The amendments in this ASU should be applied on a retrospective basis. The Company is currently evaluating the impact that the adoption of this guidance will have on its consolidated financial statements.

In December 2023, the FASB issued ASU No. 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures." This guidance requires additional disclosures related to rate reconciliation, income taxes paid and other disclosures. For each annual period presented, public business entities are required to 1) disclose specific categories in the rate reconciliation and 2) provide additional information for reconciling items that meet a quantitative threshold. In addition, this ASU requires all reporting entities to disclose on an annual basis the amount of income taxes paid disaggregated by federal, state and foreign taxes, as well as the amount of income taxes paid disaggregated by individual jurisdictions which meet a quantitative threshold. This ASU is effective for annual reporting periods beginning after December 15, 2024, with early adoption permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this ASU should be applied on a prospective basis, with retrospective application permitted. The Company is currently evaluating the impact that the adoption of this guidance will have on its consolidated financial statements.

4. Revenue Recognition

Contract Balances

The contract assets are primarily related to the Company's fixed fee IP licensing arrangements and rights to consideration for performance obligations delivered but not billed as of December 31, 2023.

The Company's contract balances were as follows:

(In thousands)	As of December 31,	
	2023	2022
Unbilled receivables	$ 55,295	$ 150,920
Deferred revenue	18,085	25,421

During the years ended December 31, 2023 and December 31, 2022, the Company recognized $20.8 million and $23.6 million, respectively, of revenue that was included in deferred revenue as of December 31, 2022 and December 31, 2021, respectively.

Remaining Performance Obligations

Revenue allocated to remaining performance obligations represents the transaction price allocated to the performance obligations that are unsatisfied, or partially unsatisfied, which includes unearned revenue and amounts that will be invoiced and recognized as revenue in future periods. Contracted but unsatisfied performance obligations were approximately $19.3 million as of December 31, 2023, which the Company primarily expects to recognize over the next 2 years.

5. Earnings (Loss) Per Share

The following table sets forth the computation of basic and diluted net income (loss) per share:

(In thousands, except per share amounts)	For the Years Ended December 31,		
	2023	2022	2021
Net income (loss) per share:			
Numerator:			
Net income (loss)	$ 333,904	$ (14,310)	$ 18,334
Denominator:			
Weighted-average common shares outstanding - basic	108,183	109,472	110,538
Effect of potential dilutive common shares	2,706	—	4,327
Weighted-average common shares outstanding - diluted	110,889	109,472	114,865
Basic net income (loss) per share	$ 3.09	$ (0.13)	$ 0.17
Diluted net income (loss) per share	$ 3.01	$ (0.13)	$ 0.16

The following potentially dilutive securities were excluded from the calculation of diluted net loss per share attributable to the Company's common stockholders for the year ended December 31, 2022 because the impact of including them would have been anti-dilutive (in thousands):

(In thousands)	For the Year Ended December 31, 2022
Stock options	282
Restricted stock units	2,361
Potentially issuable shares related to the in-the-money conversion benefit feature of convertible notes	175
Total	2,818

The shares in the tables above did not include the principal amount of the Company's 2023 Notes ("the 2023 Notes") as the principal amount of the 2023 Notes must be paid in cash. The Company settled the conversion of the remaining $10.4 million aggregate principal amount of the 2023 Notes in the first quarter of 2023. Accordingly, the Company delivered approximately 0.3 million shares of the Company's common stock as settlement related to the in-the-money conversion feature of the 2023 Notes and received an equal amount of shares due to the settlement of the convertible senior note hedges. The Company included dilutive instruments exercised during the period in the denominator of diluted earnings (loss) per share for the period prior to exercise, and thereafter, the Company included the actual shares issued in the denominator for both basic and diluted earnings (loss) per share. Refer to Note 12, "Convertible Notes," for additional information.

As a result of the Company's adoption of ASU No. 2020-06 on January 1, 2022, the dilutive impact of the 2023 Notes on the calculation of diluted net income (loss) per share is considered using the if-converted method. Furthermore, because the principal amount of the 2023 Notes must be settled in cash, the dilutive impact of applying the if-converted method is limited to the in-the-money portion, if any, of the 2023 Notes. For periods prior to the Company's January 1, 2022 adoption of ASU No. 2020-06, the Company applied the treasury stock method to account for the dilutive impact of the 2023 Notes for diluted net income (loss) per share purposes. As noted in ASU No. 2020-06, for convertible instruments where the principal is required to be paid in cash, the results of applying the if-converted method are similar to the results of applying the historical treasury stock method. Therefore, even though the Company is required to apply the if-converted method upon adoption of ASU No. 2020-06, there is no impact to its earnings per share calculation.

6. Intangible Assets and Goodwill

Goodwill

The following tables present goodwill information for the years ended December 31, 2023 and December 31, 2022:

(In thousands)	December 31, 2022	Divestiture of Goodwill [1]	December 31, 2023
Total goodwill	$ 292,040	$ (5,228)	$ 286,812

[1] In September 2023, the Company divested its PHY IP group, which resulted in the Company recognizing a decrease in goodwill based on the relative fair value of the Company's single reporting unit in proportion to the fair value of the divested PHY IP group. Refer to Note 20, "Divestiture," for additional information.

(In thousands)	December 31, 2021	Additions to Goodwill [1]	Adjustment to Goodwill [2]	Effect of Exchange Rates [3]	December 31, 2022
Total goodwill	$ 278,810	$ 12,069	$ 1,013	$ 148	$ 292,040

[1] In May 2022, the Company acquired Hardent, Inc. ("Hardent"), which resulted in the Company recognizing additional goodwill. Refer to Note 21, "Acquisitions," for additional information.

[2] The adjustment to goodwill primarily includes a correction of an immaterial error related to an understatement in other current liabilities that originated from the acquisition of AnalogX Inc. ("AnalogX") in 2021 and working capital adjustments from the acquisition of Hardent within the measurement period of one year.

[3] Effect of exchange rates relates to foreign currency translation adjustments for the period.

Intangible Assets, Net

The components of the Company's intangible assets as of December 31, 2023 and December 31, 2022 were as follows:

(In thousands, except useful life)	Useful Life	As of December 31, 2023		
		Gross Carrying Amount [1]	Accumulated Amortization [1]	Net Carrying Amount
Existing technology	3 to 10 years	$ 286,712	$ (265,756)	$ 20,956
Customer contracts and contractual relationships	0.5 to 10 years	37,496	(37,083)	413
Non-compete agreements and trademarks	3 years	300	(300)	—
IPR&D	Not applicable	7,400	—	7,400
Total intangible assets		$ 331,908	$ (303,139)	$ 28,769

[1] In September 2023, the Company disposed of approximately $7.4 million of net intangible assets (including $3.8 million of IPR&D) in connection with the divestiture of the Company's PHY IP group. Refer to Note 20, "Divestiture," for additional information.

(In thousands, except useful life)	Useful Life	As of December 31, 2022		
		Gross Carrying Amount [1] [2]	Accumulated Amortization [1] [2]	Net Carrying Amount
Existing technology	3 to 10 years	$ 299,925	$ (261,708)	$ 38,217
Customer contracts and contractual relationships	0.5 to 10 years	37,996	(36,533)	1,463
Non-compete agreements and trademarks	3 years	300	(300)	—
IPR&D	Not applicable	11,200	—	11,200
Total intangible assets		$ 349,421	$ (298,541)	$ 50,880

(1) During the year ended December 31, 2022, the Company acquired certain intangible assets for $3.0 million in cash. The assets were classified as existing technology and are being amortized over their expected useful life of five years. During the year ended December 31, 2022, the amortization for the acquired assets was not material.

(2) In May 2022, the Company acquired Hardent, which resulted in the Company recognizing additional intangible assets. Refer to Note 21, "Acquisitions," for additional information.

Amortization expense for intangible assets for the years ended December 31, 2023, 2022 and 2021 was $14.7 million, $15.6 million and $17.5 million, respectively.

The estimated future amortization expense of intangible assets as of December 31, 2023 was as follows (in thousands):

Years Ending December 31:	Amount
2024	$ 11,742
2025	5,427
2026	3,739
2027	461
2028	—
Thereafter	—
Total amortizable purchased intangible assets	21,369
IPR&D	7,400
Total intangible assets	$ 28,769

7. Segments and Major Customers

Operating segments are based upon the Company's internal organization structure, the manner in which its operations are managed, the criteria used by its Chief Operating Decision Maker ("CODM") to evaluate segment performance and availability of separate financial information regularly reviewed for resource allocation and performance assessment.

The Company has determined its CODM to be the Chief Executive Officer ("CEO"). The CEO reviews financial information presented on a consolidated basis for purposes of managing the business, allocating resources, making operating decisions and assessing financial performance. On this basis, the Company is organized and operates as a single segment within the semiconductor space. As of December 31, 2023, the Company has a single operating and reportable segment.

Accounts receivable from the Company's major customers representing 10% or more of total accounts receivable at December 31, 2023 and 2022, respectively, was as follows:

Customer	As of December 31, 2023	As of December 31, 2022
Customer 1	49 %	*
Customer 2	13 %	14 %
Customer 3	12 %	*
Customer 4	*	23 %
Customer 5	*	16 %

* Customer accounted for less than 10% of total accounts receivable in the period.

Revenue from the Company's major customers representing 10% or more of total revenue for the years ended December 31, 2023, 2022 and 2021, respectively, was as follows:

	Years Ended December 31,		
Customer	**2023**	**2022**	**2021**
Customer A	27 %	*	*
Customer B	18 %	19 %	21 %
Customer C	*	17 %	13 %
Customer D	*	14 %	11 %

---

* Customer accounted for less than 10% of total revenue in the period.

Revenue from customers in the geographic regions based on the location of contracting parties was as follows:

	Years Ended December 31,		
(In thousands)	**2023**	**2022**	**2021**
United States	$ 176,821	$ 277,776	$ 211,419
South Korea	152,328	7,222	6,007
Singapore	53,327	57,309	39,798
Other	78,641	112,486	71,080
Total	$ 461,117	$ 454,793	$ 328,304

At December 31, 2023, of the $67.8 million of total property, plant and equipment, approximately $64.1 million were located in the United States, $3.0 million were located in India and $0.7 million were located in other foreign locations. At December 31, 2022, of the $86.3 million of total property, plant and equipment, approximately $80.5 million were located in the United States, $3.4 million were located in India and $2.4 million were located in other foreign locations.

8. Marketable Securities

All cash equivalents and marketable securities are classified as available-for-sale. Total cash, cash equivalents and marketable securities are summarized as follows:

	As of December 31, 2023			
(In thousands)	**Fair Value**	**Amortized Cost**	**Gross Unrealized Gains**	**Gross Unrealized Losses**
Cash	$ 88,486	$ 88,486	$ —	$ —
Cash equivalents:				
Money market funds	3,790	3,790	—	—
U.S. Government bonds and notes	2,491	2,491	—	—
Total cash equivalents	6,281	6,281	—	—
Total cash and cash equivalents	94,767	94,767	—	—
Marketable securities:				
U.S. Government bonds and notes	194,428	194,389	251	(212)
Corporate bonds, commercial paper and notes	136,649	136,892	162	(405)
Total marketable securities	331,077	331,281	413	(617)
Total cash, cash equivalents and marketable securities	$ 425,844	$ 426,048	$ 413	$ (617)

(In thousands)	As of December 31, 2022 Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses
Cash	$ 94,737	$ 94,737	$ —	$ —
Cash equivalents:				
Money market funds	15,763	15,763	—	—
Corporate bonds, commercial paper and notes	14,834	14,838	—	(4)
Total cash equivalents	30,597	30,601	—	(4)
Total cash and cash equivalents	125,334	125,338	—	(4)
Marketable securities:				
U.S. Government bonds and notes	96,371	98,250	1	(1,880)
Corporate bonds, commercial paper and notes	91,521	93,254	7	(1,740)
Total marketable securities	187,892	191,504	8	(3,620)
Total cash, cash equivalents and marketable securities	$ 313,226	$ 316,842	$ 8	$ (3,624)

Available-for-sale securities are reported at fair value on the balance sheets and were classified along with cash as follows:

(In thousands)	As of December 31, 2023	2022
Cash	$ 88,486	$ 94,737
Cash equivalents	6,281	30,597
Total cash and cash equivalents	94,767	125,334
Marketable securities	331,077	187,892
Total cash, cash equivalents and marketable securities	$ 425,844	$ 313,226

The Company continues to invest in highly rated, liquid debt securities. The Company holds all of its marketable securities as available-for-sale, marks them to market and regularly reviews its portfolio to ensure adherence to its investment policy and to monitor individual investments for risk analysis, proper valuation and impairment.

The estimated fair value and gross unrealized losses of cash equivalents and marketable securities classified by the length of time that the securities have been in a continuous unrealized loss position at December 31, 2023 and 2022 are as follows:

	Fair Value		Gross Unrealized Losses	
(In thousands)	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Less than 12 months				
U.S. Government bonds and notes	$ 32,454	$ 28,893	$ (53)	$ (23)
Corporate bonds, commercial paper and notes	46,407	45,538	(40)	(35)
Total cash equivalents and marketable securities in a continuous unrealized loss position for less than 12 months	78,861	74,431	(93)	(58)
12 months or greater				
U.S. Government bonds and notes	6,841	62,588	(159)	(1,857)
Corporate bonds, commercial paper and notes	16,619	49,559	(365)	(1,709)
Total cash equivalents and marketable securities in a continuous unrealized loss position for 12 months or greater	23,460	112,147	(524)	(3,566)
Total cash equivalents and marketable securities in a continuous unrealized loss position	$ 102,321	$ 186,578	$ (617)	$ (3,624)

The gross unrealized losses at December 31, 2023 and 2022 were not material in relation to the Company's total available-for-sale portfolio. The gross unrealized losses can be primarily attributed to a combination of market conditions as well as the demand for and duration of the U.S. government-sponsored obligations and corporate bonds, commercial paper and notes. The

Company reasonably believes that there is no need to sell these investments and that it can recover the amortized cost of these investments. The Company has found no evidence of impairment due to credit losses in its portfolio. Therefore, these unrealized losses were recorded in other comprehensive income (loss). The Company cannot provide any assurance that its portfolio of cash, cash equivalents and marketable securities will not be impacted by adverse conditions in the financial markets, which may require the Company in the future to record an impairment charge for credit losses which could adversely impact its financial results.

The contractual maturities of cash equivalents (excluding money market funds which have no maturity) and marketable securities are summarized as follows:

(In thousands)	December 31, 2023
Due less than one year	$ 251,857
Due from one year through three years	81,711
Total	$ 333,568

Refer to Note 9, "Fair Value of Financial Instruments," for a discussion regarding the fair value of the Company's cash equivalents and marketable securities.

9. Fair Value of Financial Instruments

The following table presents the financial instruments and liabilities that are carried at fair value and summarizes their valuation by the respective pricing levels detailed in Note 2, "Summary of Significant Accounting Policies," as of December 31, 2023 and 2022:

	As of December 31, 2023			
(In thousands)	Total	Quoted Market Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets carried at fair value				
Money market funds	$ 3,790	$ 3,790	$ —	$ —
U.S. Government bonds and notes	196,919	—	196,919	—
Corporate bonds, commercial paper and notes	136,649	—	136,649	—
Total assets carried at fair value	$ 337,358	$ 3,790	$ 333,568	$ —
Liabilities carried at fair value				
Earn-out consideration related to PLDA acquisition	$ 12,500	$ —	$ —	$ 12,500
Total liabilities carried at fair value	$ 12,500	$ —	$ —	$ 12,500

	As of December 31, 2022			
(In thousands)	Total	Quoted Market Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets carried at fair value				
Money market funds	$ 15,763	$ 15,763	$ —	$ —
U.S. Government bonds and notes	96,371	—	96,371	—
Corporate bonds, commercial paper and notes	106,355	—	106,355	—
Total assets carried at fair value	$ 218,489	$ 15,763	$ 202,726	$ —
Liabilities carried at fair value				
Earn-out consideration related to PLDA acquisition	$ 14,800	$ —	$ —	$ 14,800
Total liabilities carried at fair value	$ 14,800	$ —	$ —	$ 14,800

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The Company's liabilities related to earn-out consideration are classified within Level 3 of the fair value hierarchy because the fair value is determined using significant unobservable inputs. The following table presents additional information about liabilities measured at fair value for which the Company utilizes Level 3 inputs to determine fair value, as of December 31, 2023 and 2022:

(In thousands)	Years Ended December 31,		
	2023	2022	2021
Balance as of beginning of period	$ 14,800	$ 16,900	$ —
Addition of earn-out liability due to acquisition	—	—	11,600
Change in fair value of earn-out liability due to remeasurement	9,234	3,111	5,300
Change in fair value of earn-out liability due to achievement of revenue target	(11,534)	(5,211)	—
Balance as of end of period	$ 12,500	$ 14,800	$ 16,900

For the years ended December 31, 2023, 2022 and 2021, the changes in the fair value of the earn-out liability related to the 2021 acquisition of PLDA, which is subject to certain revenue targets of the acquired business for a period of three years from the date of acquisition, and which is settled annually in shares of the Company's common stock based on the fair value of that common stock fixed at the time the Company acquired PLDA. The fair value of the earn-out liability is remeasured each quarter, depending on the acquired business's revenue performance relative to target over the applicable period, and adjusted to reflect changes in the per share value of the Company's common stock. The Company has classified its liability for the contingent earn-out consideration related to the PLDA acquisition within Level 3 of the fair value hierarchy because the fair value calculation includes significant unobservable inputs, such as revenue forecast, revenue volatility, equity volatility and weighted average cost of capital. During the years ended December 31, 2023, 2022 and 2021, the Company remeasured the fair value of the earn-out liability, which resulted in additional expense of $9.2 million, $3.1 million and $5.3 million, respectively, in the Company's Consolidated Statements of Operations.

The Company monitors its investments for impairment and records appropriate reductions in carrying value when necessary. The Company monitors its investments for impairment by considering current factors, including the economic environment, market conditions, operational performance and other specific factors relating to the business underlying the investment, reductions in carrying values when necessary and the Company's ability and intent to hold the investment for a period of time which may be sufficient for anticipated recovery in the market. Any impairment is reported under "Interest and other income (expense), net" in the Consolidated Statements of Operations. During the years ended December 31, 2023 and 2022, the Company recorded no other-than-temporary impairment charges on its investments.

In 2018, the Company made an investment in a non-marketable equity security of a private company. This investment was accounted for under the equity method of accounting, and the Company accounted for its equity method share of the income (loss). During the second quarter of 2023, the carrying value of the Company's 25.0% ownership percentage was reduced to zero as the carrying value had been adjusted by an equal and offsetting amount of the Company's share of the investee's cumulative losses. During the fourth quarter of 2023, the Company sold its 25.0% ownership share in the equity investment for approximately $25.0 million, which was included, net of withholding taxes paid, in prepaid and other current assets in the Company's Consolidated Balance Sheet as of December 31, 2023. The Company recognized a gain of $25.0 million related to the sale of the Company's 25.0% ownership share in the non-marketable equity security. The gain was offset by transaction costs of approximately $1.1 million, resulting in a net gain of approximately $23.9 million, which was included in the Company's Consolidated Statement of Operations for the year ended December 31, 2023. The Company has non-cash investing cash flow activity of approximately $23.0 million from the sale of the non-marketable equity security, which were offset by withholding taxes paid and changes in the foreign currency exchange rates, which was subsequently received in January 2024. The carrying value of the Company's 25.0% ownership percentage was deemed immaterial as of December 31, 2022. The Company recorded immaterial amounts in its Consolidated Statements of Operations representing its share of the investee's loss for the years ended December 31, 2023 and 2022, respectively.

During the year ended December 31, 2022, the Company recorded a gain on fair value of approximately $3.5 million related to the sale of an equity security with an immaterial carrying value in its Consolidated Statements of Operations.

During the years ended December 31, 2023 and 2022, there were no transfers of financial instruments between different categories of fair value.

The following table presents the financial instruments that are not carried at fair value but require fair value disclosure as of 2022:

	As of December 31, 2022		
(In thousands)	Face Value	Carrying Value	Fair Value
1.375% Convertible Senior Notes due 2023 (the "2023 Notes")	$ 10,381	$ 10,378	$ 19,625

The fair value of the convertible notes at December 31, 2022 was determined based on recent quoted market prices for these notes, which is a Level 2 measurement. As discussed in Note 12, "Convertible Notes," the Company settled the remaining $10.4 million aggregate principal amount of the 2023 Notes during the first quarter of 2023. As of December 31, 2022, the 2023 Notes were carried at their face value of $10.4 million, less any unamortized debt issuance costs. The carrying value of other financial instruments, including accounts receivable, accounts payable and other liabilities, approximated fair value due to their short maturities.

Information regarding the Company's goodwill and long-lived assets balances are disclosed in Note 6, "Intangible Assets and Goodwill."

10. Leases

The Company has a lease agreement with 237 North First Street Holdings, LLC for an office space located at 4453 North First Street in San Jose, California (the "Lease"). The Lease has a term of 128 months from the amended commencement date in April 2020. The annual base rent increases each year to certain fixed amounts over the course of the term. In addition to the base rent, the Company will also pay operating expenses, insurance expenses, real estate taxes and a management fee. The Lease allows for an option to expand, wherein the Company has the right of first refusal to rent additional space in the building. The Company has a one-time option to extend the Lease for a period of 60 months and may elect to terminate the Lease, via written notice to the Landlord, in the event the office space is damaged or destroyed. These options were not recognized as part of operating lease right-of-use assets and operating lease liabilities.

The table below reconciles the undiscounted cash flows for the first five years and total of the remaining years to the operating lease liabilities recorded in the Consolidated Balance Sheet as of December 31, 2023 (in thousands):

Years ending December 31,	Amount
2024	$ 5,908
2025	5,897
2026	6,137
2027	4,838
2028	4,548
Thereafter	8,453
Total minimum lease payments	35,781
Less: amount of lease payments representing interest	(5,073)
Present value of future minimum lease payments	30,708
Less: current obligations under leases	(4,453)
Long-term lease obligations	$ 26,255

As of December 31, 2023, the weighted-average remaining lease term for the Company's operating leases was 6.2 years, and the weighted-average discount rate used to determine the present value of the Company's operating leases was 6.3%.

Operating lease costs included in research and development and selling, general and administrative costs in the Company's Consolidated Statements of Operations were $6.0 million, $7.5 million and $7.4 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Cash paid for amounts included in the measurement of operating lease liabilities were $6.7 million, $8.6 million and $7.8 million for the years ended December 31, 2023, 2022 and 2021, respectively.

11. Balance Sheet Details

Inventories [1]

Inventories consisted of the following:

(In thousands)	As of December 31,	
	2023	2022
Raw materials	$ 17,483	$ 4,683
Work in process	5,299	8,341
Finished goods	13,372	7,876
Total	$ 36,154	$ 20,900

[1] As of December 31, 2023 and 2022, the Company had inventory reserve balances of approximately $6.0 million and $1.3 million included in the Consolidated Balance Sheets, respectively.

Property, Plant and Equipment, net

Property, plant and equipment, net is comprised of the following:

(In thousands)	As of December 31,	
	2023	2022
Computer software	$ 44,226	$ 59,500
Computer equipment	36,198	36,865
Leasehold improvements	27,810	32,384
Machinery	30,446	19,587
Furniture and fixtures	12,561	12,664
Construction in progress	5,660	6,949
Property, plant and equipment, gross	156,901	167,949
Less accumulated depreciation and amortization	(89,093)	(81,694)
Property, plant and equipment, net	$ 67,808	$ 86,255

Depreciation expense for the years ended December 31, 2023, 2022 and 2021 was $37.7 million, $26.0 million and $21.0 million, respectively.

Other Current Liabilities

Other current liabilities are comprised of the following:

(In thousands)	As of December 31,	
	2023	2022
EDA tools software licenses liability	$ 14,566	$ 15,563
Price protection liability	6,563	—
Other current liabilities	5,469	8,429
Total	$ 26,598	$ 23,992

Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss is comprised of the following:

(In thousands)	As of December 31,	
	2023	2022
Foreign currency translation adjustments	$ (913)	$ (1,195)
Unrealized loss on available-for-sale securities, net of tax	(356)	(3,768)
Total	$ (1,269)	$ (4,963)

12. Convertible Notes

The Company's convertible notes are shown in the following table:

(In thousands)	As of December 31, 2022
2023 Notes[1]	$ 10,381
Unamortized debt issuance costs — 2023 Notes	(3)
Total convertible notes	10,378
Less current portion	10,378
Total long-term convertible notes	$ —

[1] As of December 31, 2023, none of the 2023 Notes remained outstanding.

1.375% Convertible Senior Notes due 2023. On November 17, 2017, the Company issued $172.5 million aggregate principal amount of 1.375% convertible senior notes pursuant to an indenture (the "2023 Indenture"), by and between the Company and U.S. Bank National Association, as trustee (the "Trustee"). In accounting for the 2023 Notes at issuance and prior to the adoption of ASU No. 2020-06, the Company had separated the 2023 Notes into liability and equity components pursuant to the accounting standards for convertible debt instruments that may be fully or partially settled in cash upon conversion. As of the date of issuance, the Company determined that the liability component of the 2023 Notes was $137.3 million and the equity component of the 2023 Notes was $35.2 million. The fair value of the liability component was estimated using an interest rate for a similar instrument without a conversion feature. The unamortized discount related to the 2023 Notes was being amortized to interest expense using the effective interest method over approximately five years. As a result of the adoption of ASU No. 2020-06 on January 1, 2022, the Company reversed approximately $35.2 million of debt discount related to the 2023 Notes from additional paid-in capital, reversed approximately $8.3 million representing the unamortized debt discount from liabilities and recorded the net impact of $26.9 million to accumulated deficit.

The 2023 Notes bore interest at a rate of 1.375% per year, payable semi-annually on February 1 and August 1 of each year, beginning on August 1, 2018. Contractually, the 2023 Notes would mature on February 1, 2023, unless earlier repurchased by the Company or converted pursuant to their terms.

The Company incurred transaction costs of approximately $3.3 million related to the issuance of the 2023 Notes. In accounting for these costs and prior to the adoption of ASU No. 2020-06, the Company had allocated the costs to the liability and equity components in proportion to the allocation of proceeds from the issuance of the 2023 Notes to such components. Transaction costs allocated to the liability component of $2.6 million were netted against the carrying amount of the liability in the Consolidated Balance Sheets and were amortized to interest expense using the effective interest method over the term of the 2023 Notes. The transaction costs allocated to the equity component of $0.7 million were recorded as additional paid-in capital. As a result of the adoption of ASU No. 2020-06 on January 1, 2022, the Company removed approximately $0.7 million of debt issuance costs related to the 2023 Notes from additional paid-in capital and recorded approximately $0.5 million to accumulated deficit related to the amortization of debt issuance costs that were historically allocated to equity.

The initial conversion rate of the 2023 Notes was 52.8318 shares of the Company's common stock per $1,000 principal amount of 2023 Notes (which was equivalent to an initial conversion price of approximately $18.93 per share). The conversion rate was subject to adjustment upon the occurrence of certain specified events but would not be adjusted for accrued and unpaid interest. In addition, upon the occurrence of a make-whole fundamental change (as defined in the 2023 Indenture), the Company would have, in certain circumstances, increased the conversion rate by a number of additional shares for a holder that could have elected to convert its 2023 Notes in connection with such make-whole fundamental change.

Prior to the close of business on the business day immediately preceding November 1, 2022, the 2023 Notes would have been convertible only under the following circumstances: (1) during any calendar quarter commencing after March 31, 2018, and only during such calendar quarter, if the last reported sale price of the common stock for at least 20 trading days (whether or not consecutive) in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is more than 130% of the conversion price on each applicable trading day; (2) during the five business day period after any five consecutive trading day period in which, for each trading day of that period, the trading price per $1,000 principal amount of 2023 Notes for such trading day was less than 98% of the product of the last reported sale price of the common stock and the conversion rate on each such trading day; (3) upon the occurrence of specified distributions to holders of our common stock; or (4) upon the occurrence of specified corporate transactions. On or after November 1, 2022, until the close of business on the second scheduled trading day immediately preceding the maturity date, holders of the 2023 Notes would have been able to convert all or a portion of their 2023 Notes regardless of the foregoing conditions. Upon conversion, the Company would have paid cash up to the aggregate principal amount of the 2023 Notes to be converted and pay or deliver, as the case may have been, cash, shares of common stock or a combination of cash and shares of common stock, at the Company's election, in respect of the remainder, if any, of its conversion obligation in excess of the aggregate principal amount of the 2023 Notes being converted.

The Company could not have redeemed the 2023 Notes prior to the maturity date and no sinking fund was provided for the 2023 Notes. Upon the occurrence of a fundamental change (as defined in the 2023 Indenture) prior to the maturity date, holders may have required the Company to repurchase all or a portion of the 2023 Notes for cash at a price equal to 100% of the principal amount of the 2023 Notes to be repurchased, plus any accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

The 2023 Notes were the Company's senior unsecured obligations and ranked senior in right of payment to any of the Company's indebtedness that was expressly subordinated in right of payment to the notes; equal in right of payment with the Company's existing and future liabilities that were not so subordinated; effectively junior in right of payment to any of the Company's secured indebtedness to the extent of the value of the assets securing such indebtedness; and structurally junior to any existing and future indebtedness and other liabilities (including trade payables, but excluding intercompany obligations and liabilities) and any preferred stock of subsidiaries of the Company.

The following events were considered "events of default" with respect to the 2023 Notes, which may have resulted in the acceleration of the maturity of the 2023 Notes:

(1) the Company defaulted on the payment when due of any principal of any of the 2023 Notes at maturity or upon exercise of a repurchase right or otherwise;

(2) the Company defaulted on the payment of any interest, including additional interest, if any, on any of the 2023 Notes, when the interest became due and payable, and continuance of such default for a period of 30 days;

(3) failure by the Company to comply with its obligation to convert the 2023 Notes in accordance with the 2023 Indenture upon exercise of a holder's conversion right;

(4) failure by the Company to give a fundamental change notice or notice of a specified corporate transaction when due with respect to the Notes;

(5) failure by the Company to comply with any of its other agreements contained in the 2023 Notes or the 2023 Indenture for a period of 60 days after written notice from the Trustee or the holders of at least 25% in aggregate principal amount of the Notes then outstanding had been received;

(6) failure by the Company to have paid when due the principal of, or acceleration of, any indebtedness for money borrowed by the Company or any of its Material Subsidiaries (as defined in the 2023 Indenture) in excess of $40.0 million principal amount, if such indebtedness was not discharged, or such acceleration was not annulled, for a period of 30 days after written notice to the Company by the Trustee or to the Company and the Trustee by holders of 25% or more in aggregate principal amount of the 2023 Notes then outstanding in accordance with the 2023 Indenture; and

(7) certain events of bankruptcy, insolvency or reorganization of the Company or any of its Material Subsidiaries (as defined in the Indenture).

If such an event of default, other than an event of default described in clause (7) above with respect to the Company, had occurred, the Trustee by written notice to the Company, or the holders of at least 25% in aggregate principal amount of the outstanding Notes by notice to the Company and the Trustee, may have, and the Trustee at the request of such holders should have, declared 100% of the principal of and accrued and unpaid interest, if any, on all the Notes then outstanding to be due and payable. If an event of default described in clause (7) above occurred, 100% of the principal of and accrued and unpaid interest on the Notes then outstanding would have automatically become due and payable.

On March 2, 2022, the Company entered into individual, privately negotiated transactions with certain holders of its outstanding 2023 Notes, pursuant to which the Company paid an aggregate of approximately $199.1 million in cash for the repurchase of approximately $123.1 million aggregate principal amount of its 2023 Notes ("Q1 2022 Partial Notes Repurchase"). The cash consideration was based on a volume-weighted average price of $29.6789 for the 19-trading day measurement period ending March 29, 2022. Of the $123.1 million aggregate principal amount, approximately $107.9 million was settled on March 31, 2022 for $174.5 million in cash. The remaining $15.2 million aggregate principal amount was settled on April 1, 2022 for $24.6 million in cash. In addition, this transaction resulted in a loss on extinguishment of debt of $66.5 million and a loss on fair value adjustment of derivatives, net of $8.3 million.

On August 11, 2022, the Company entered into individual, privately negotiated transactions with certain holders of its outstanding 2023 Notes, pursuant to which the Company paid an aggregate of approximately $58.9 million in cash for the repurchase of approximately $39.0 million aggregate principal amount of its 2023 Notes ("Q3 2022 Partial Notes Repurchase"). The cash consideration was based on a volume-weighted average price of $27.8456 for the 10-trading day measurement period ending August 25, 2022. In addition, this transaction resulted in a loss on extinguishment of debt of $17.1 million and a loss on fair value adjustment of derivatives, net of $2.3 million.

Upon entering into the Q1 2022 and Q3 2022 Partial Notes Repurchase agreements, the conversion feature related to the 2023 Notes repurchased, as well as the settlements of the convertible senior note hedges and warrants, were subject to derivative accounting. As described in the preceding paragraphs above, the combination of these two transactions resulted in $10.6 million in losses on fair value adjustment of derivatives, net, for the year ended December 31, 2022.

During the first quarter of 2023, the holders of the remaining $10.4 million aggregate principal amount of the 2023 Notes elected to convert the notes pursuant to the original terms of the conversion feature. Accordingly, upon maturity, the Company paid $10.4 million in cash to settle the aggregate principal amount of the 2023 Notes and delivered approximately 0.3 million shares of the Company's common stock to settle the conversion spread.

Note Hedges and Warrants. On November 14, 2017 and November 16, 2017, in connection with the 2023 Notes, the Company entered into privately negotiated convertible note hedge transactions (the "Convertible Note Hedge Transactions") with respect to the Company's common stock, par value $0.001 per share (the "Common Stock"), with certain bank counterparties (the "Counterparties"). The Company paid an aggregate amount of approximately $33.5 million to the Counterparties for the Convertible Note Hedge Transactions. The Convertible Note Hedge Transactions covered, subject to anti-dilution adjustments substantially similar to those in the 2023 Notes, approximately 9.1 million shares of Common Stock, the same number of shares underlying the 2023 Notes, at a strike price that corresponded to the initial conversion price of the 2023 Notes, and were exercisable upon conversion of the 2023 Notes. Contractually, the Convertible Note Hedge Transactions would have expired upon the maturity of the 2023 Notes. The Convertible Note Hedge Transactions were intended to reduce the potential economic dilution upon conversion of the 2023 Notes. The Convertible Note Hedge Transactions were separate transactions and were not part of the terms of the 2023 Notes. Holders of the 2023 Notes did not have any rights with respect to the Convertible Note Hedge Transactions.

In addition, concurrently with entering into the Convertible Note Hedge Transactions, the Company separately entered into privately negotiated warrant transactions, whereby the Company sold to the Counterparties warrants (the "Warrants") to acquire, collectively, subject to anti-dilution adjustments, approximately 9.1 million shares of the Common Stock at an initial strike price of approximately $23.30 per share, which represented a premium of 60% over the last reported sale price of the Common Stock of $14.56 on November 14, 2017. The Company received aggregate proceeds of approximately $23.2 million from the sale of the Warrants to the Counterparties. The Warrants were separate transactions and were not part of the 2023 Notes or Convertible Note Hedge Transactions. Holders of the 2023 Notes and Convertible Note Hedge Transactions did not have any rights with respect to the Warrants.

The amounts paid and received for the Convertible Note Hedge Transactions and Warrants were recorded in additional paid-in capital in the Consolidated Balance Sheets. The fair value of the Convertible Note Hedge Transactions and Warrants were not re-measured through earnings each reporting period. The amounts paid for the Convertible Note Hedge Transactions were tax deductible expenses, while the proceeds received from the Warrants were not taxable.

In connection with the Q1 2022 Partial Notes Repurchase, the Company entered into agreements with certain financial institutions to retire the corresponding portions of convertible senior note hedges and warrants the Company had previously entered into with the counterparties in connection with the issuance of the 2023 Notes. Upon settlement, the Company received $72.4 million in cash for the retirement of the proportionate amount of convertible senior note hedges and paid $55.1 million in cash for the retirement of the proportionate amount of warrants during the first quarter of 2022.

In connection with the Q3 2022 Partial Notes Repurchase, the Company entered into agreements with certain financial institutions to retire the corresponding portions of convertible senior note hedges and warrants the Company had previously entered into with the counterparties in connection with the issuance of the 2023 Notes. Upon settlement, the Company received $19.3 million in cash for the retirement of the proportionate amount of convertible senior note hedges and paid $14.4 million in cash for the retirement of the proportionate amount of warrants during the third quarter of 2022.

In connection with the settlement of the conversion of the remaining 2023 Notes, the Company received 0.3 million shares of the Company's common stock for the retirement of the remaining convertible senior note hedges and paid $10.7 million in cash for the retirement of the remaining warrants during the first quarter of 2023. Additionally, the retirement of the remaining warrants was subject to derivative accounting, resulting in a loss on fair value adjustment of derivatives of $0.2 million for the year ended December 31, 2023.

As of December 31, 2023, none of the note hedges and warrants remained outstanding.

Interest expense related to the convertible notes for the years ended December 31, 2022 and 2021 was as follows:

(In thousands)	Years Ended December 31,			
	2022		2021	
2023 Notes coupon interest at a rate of 1.375%	$	610	$	2,372
2023 Notes amortization of discount and debt issuance cost		194		7,656
Total interest expense on convertible notes	$	804	$	10,028

For the year ended December 31, 2023, interest expense related to the convertible notes was deemed immaterial.

13. Commitments and Contingencies

As of December 31, 2023, the Company's material contractual obligations were as follows:

(In thousands)	Total		2024		2025		2026		2027		2028	
Contractual obligations [1] [2]												
Software licenses [3]	$	24,635	$	16,552	$	8,083	$	—	$	—	$	—
Other contractual obligations		1,594		1,326		131		137		—		—
Acquisition retention bonuses [4] [5]		894		558		336		—		—		—
Total	$	27,123	$	18,436	$	8,550	$	137	$	—	$	—

---

[1] The above table does not reflect possible payments in connection with unrecognized tax benefits of approximately $110.7 million, including $31.7 million recorded as a reduction of long-term deferred tax assets and $78.9 million in long-term income taxes payable, as of December 31, 2023. As noted below in Note 18, "Income Taxes," although it is possible that some of the unrecognized tax benefits could be settled within the next 12 months, the Company cannot reasonably estimate the timing of the outcome at this time.

[2] For the Company's lease commitments as of December 31, 2023, refer to Note 10, "Leases."

[3] The Company has commitments with various software vendors for agreements generally having terms longer than one year. As of December 31, 2023, approximately $14.6 million of the fair value of the liability was included in other current liabilities and $8.0 million was included in other long-term liabilities, in the accompanying Consolidated Balance Sheet.

[4] In connection with the acquisitions of Hardent in the second quarter of 2022 and PLDA in the third quarter of 2021, the Company is obligated to pay retention bonuses to certain employees subject to certain eligibility and acceleration provisions, including the condition of employment.

[5] In connection with the acquisition of AnalogX in the third quarter of 2021, the Company was obligated to pay retention bonuses to certain employees subject to certain eligibility and acceleration provisions, including the condition of employment. In September 2023, the Company divested its PHY IP group, which included AnalogX and resulted in the Company recognizing an immaterial decrease related to the remaining AnalogX acquisition retention bonus liability. Refer to Note 20, "Divestiture," for additional information.

Indemnifications

From time to time, the Company indemnifies certain customers as a necessary means of doing business. Indemnification covers customers for losses suffered or incurred by them as a result of any patent, copyright, or other IP infringement or any other claim by any third party arising as a result of the applicable agreement with the Company. The Company generally attempts to limit the maximum amount of indemnification that the Company could be required to make under these agreements to the amount of fees received by the Company, however, this may not always be possible. The fair value of the liability as of December 31, 2023 and 2022, respectively, was not material.

14. Equity Incentive Plans and Stock-Based Compensation

Equity Incentive Plans

The Company has two equity incentive plans under which grants are currently outstanding: the 2015 Equity Incentive Plan (the "2015 Plan") and the 2019 Inducement Equity Incentive Plan (the "2019 Inducement Plan"). The 2015 Plan and 2019 Inducement Plan were the Company's only plans for providing stock-based incentive awards to eligible employees, executive officers, non-employee directors and consultants as of December 31, 2023. Grants under all plans typically have a requisite service period of 60 months or 48 months, have straight-line vesting schedules and expire not more than 10 years from date of grant.

A summary of shares available for grant under the Company's plans is as follows:

	Shares Available for Grant
Total shares available for grant as of December 31, 2020	12,412,320
Stock options forfeited	54,327
Nonvested equity stock and stock units granted [1] [2]	(3,918,251)
Nonvested equity stock and stock units forfeited [1]	1,943,782
Total shares available for grant as of December 31, 2021	10,492,178
Nonvested equity stock and stock units granted [1] [3]	(4,107,633)
Nonvested equity stock and stock units forfeited [1]	1,271,224
Total shares available for grant as of December 31, 2022	7,655,769
Increase in shares approved for issuance [4]	5,210,000
Nonvested equity stock and stock units granted [1] [5]	(2,082,334)
Nonvested equity stock and stock units forfeited [1]	1,170,715
Total shares available for grant as of December 31, 2023	11,954,150

---

[1] For purposes of determining the number of shares available for grant under the 2015 Plan against the maximum number of shares authorized, each restricted stock unit granted prior to April 27, 2023 reduces the number of shares available for grant by 1.5 shares and each restricted stock unit forfeited increases shares available for grant by 1.5 shares. Each restricted stock unit granted on or after April 27, 2023 reduces the number of shares available for grant by 1.0 shares and each restricted stock unit forfeited increases shares available for grant by 1.0 shares.

[2] Amount includes approximately 0.4 million shares that have been reserved for potential future issuance related to certain performance unit awards granted in 2021 and discussed under the section titled "Nonvested Equity Stock and Stock Units" below.

[3] Amount includes approximately 0.6 million shares that have been reserved for potential future issuance related to certain performance unit awards granted in 2022 and discussed under the section titled "Nonvested Equity Stock and Stock Units" below.

[4] On April 27, 2023, the Company's stockholders approved these additional shares to be reserved for issuance under the 2015 Plan.

[5] Amount includes approximately 0.2 million shares that have been reserved for potential future issuance related to certain performance unit awards granted in 2023 and discussed under the section titled "Nonvested Equity Stock and Stock Units" below.

General Stock Option Information

The following table summarizes stock option activity under the Company's equity incentive plans for the years ended December 31, 2023, 2022 and 2021 and information regarding stock options outstanding, exercisable, and vested and expected to vest as of December 31, 2023:

	Options Outstanding		Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
(In thousands, except per share amounts and years)	Number of Shares	Weighted-Average Exercise Price Per Share		
Outstanding as of December 31, 2020	964,211	$ 11.08		
Options exercised	(360,303)	$ 11.06		
Options forfeited	(54,327)	$ 14.98		
Outstanding as of December 31, 2021	549,581	$ 10.71		
Options exercised	(117,138)	$ 7.43		
Outstanding as of December 31, 2022	432,443	$ 11.60		
Options exercised	(307,711)	$ 11.61		$ 17,430
Outstanding as of December 31, 2023	124,732	$ 11.60	3.35	$ 7,066
Vested or expected to vest at December 31, 2023	124,732	$ 11.60	3.35	$ 7,066
Options exercisable at December 31, 2023	124,732	$ 11.60	3.35	$ 7,066

Employee Stock Purchase Plan

During the years ended December 31, 2023, 2022 and 2021, the Company had one employee stock purchase plan, the 2015 Employee Stock Purchase Plan ("2015 ESPP"). Employees generally will be eligible to participate in the plan if they are employed by the Company for more than 20 hours per week and more than five months in a fiscal year. The 2015 ESPP provides for six-month offering periods, with a new offering period commencing on the first trading day on or after May 1 and November 1 of each year. Under the plan, employees may purchase stock at the lower of 85% of the fair market value of the Company's common stock at the beginning of the offering period (the enrollment date) or the end of each offering period (the purchase date). Employees generally may not purchase more than the number of shares having a value greater than $25,000 in any calendar year, as measured at the purchase date.

The Company issued 172,711 shares at an average price of $31.10 per share during the year ended December 31, 2023. The Company issued 255,614 shares at an average price of $20.60 per share during the year ended December 31, 2022. The Company issued 384,087 shares at an average price of $12.95 per share during the year ended December 31, 2021. As of December 31, 2023, 2.4 million shares under the ESPP remained available for issuance.

Stock-Based Compensation

Stock Options

There were no stock options granted during the years ended December 31, 2023, 2022 and 2021, respectively.

Stock-based compensation expense related to stock options was immaterial for the years ended December 31, 2023, 2022 and 2021. As of December 31, 2023, all compensation cost net of expected forfeitures, related to unvested stock-based compensation arrangements granted under the stock option plans has been fully recognized.

The total fair value of options vested for the years ended December 31, 2023, 2022 and 2021 was $0.5 million, $1.7 million and $2.0 million, respectively.

Employee Stock Purchase Plan

During the years ended December 31, 2023, 2022 and 2021, the Company recorded stock-based compensation related to the 2015 ESPP of $1.8 million, $1.7 million and $1.4 million, respectively.

As of December 31, 2023, there was $0.8 million of total unrecognized compensation cost related to stock-based compensation arrangements granted under the 2015 ESPP. That cost is expected to be recognized over four months.

Valuation Assumptions

The Company estimates the fair value of stock awards using the BSM model. The BSM model determines the fair value of stock-based compensation and is affected by the Company's stock price on the date of the grant, as well as assumptions regarding a number of highly complex and subjective variables. These variables include expected volatility, expected life of the award, expected dividend rate and expected risk-free rate of return. The assumptions for expected volatility and expected life are the two assumptions that significantly affect the grant-date fair value. If actual results differ significantly from these estimates, stock-based compensation expense and the Company's results of operations could be materially impacted.

The fair value of stock awards is estimated as of the grant date using the BSM option-pricing model assuming a dividend yield of 0% and the additional weighted-average assumptions as listed in the table below.

	Employee Stock Purchase Plan for Years Ended December 31,		
	2023	**2022**	**2021**
Employee Stock Purchase Plan			
Expected stock price volatility	48%-53%	40%-44%	32%-33%
Risk free interest rate	5.14%-5.51%	1.49%-4.58%	0.04%-0.05%
Expected term (in years)	0.5	0.5	0.5
Weighted-average fair value of purchase rights granted under the purchase plan	$14.86	$8.02	$5.17

Expected Stock Price Volatility: Given the volume of market activity in its market traded options, the Company determined that it would use the implied volatility of its nearest-to-the-money traded options. The Company believes that the use of implied volatility is more reflective of market conditions and a better indicator of expected volatility than historical volatility. If there is not sufficient volume in its market traded options, the Company will use an equally weighted blend of historical and implied volatility.

Risk-free Interest Rate: The Company bases the risk-free interest rate used in the BSM valuation method on implied yield currently available on the U.S. Treasury zero-coupon issues with an equivalent term. Where the expected terms of the Company's stock-based awards do not correspond with the terms for which interest rates are quoted, the Company uses an approximation based on rates on the closest term currently available.

Expected Term: The expected term of options granted represents the period of time that options granted are expected to be outstanding. The expected term was determined based on historical experience of similar awards, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior. The expected term of ESPP grants is based upon the length of each respective purchase period.

Nonvested Equity Stock and Stock Units

The Company grants nonvested equity stock units to officers, employees and directors. For the years ended December 31, 2023, 2022 and 2021, the Company granted nonvested equity stock units totaling 1.3 million, 2.3 million and 2.4 million shares, respectively. These awards have a service condition, generally a service period of four years, except in the case of grants to directors, for which the service period is one year. For the years ended December 31, 2023, 2022 and 2021, the nonvested equity stock units were valued at the date of grant, giving them a fair value of approximately $60.7 million, $65.6 million and $50.1 million, respectively. During the years ended December 31, 2023, 2022 and 2021, the Company granted performance unit awards to certain Company executive officers with vesting subject to the achievement of certain performance and/or market conditions. The ultimate number of performance units that can be earned can range from 0% to 200% of target depending on performance relative to target over the applicable period. The shares earned will vest on the third anniversary of the date of grant. The Company's shares available for grant have been reduced to reflect the shares that could be earned at the maximum target.

For the years ended December 31, 2023, 2022 and 2021, the Company recorded stock-based compensation expense of approximately $43.1 million, $33.8 million and $25.7 million, respectively, related to all outstanding nonvested equity stock grants.

Unrecognized compensation cost related to all nonvested equity stock grants, net of estimated forfeitures, was approximately $64.2 million at December 31, 2023. This amount is expected to be recognized over a weighted-average period of 1.9 years.

The following table reflects the activity related to nonvested equity stock and stock units for the years ended December 31, 2023, 2022 and 2021:

Nonvested Equity Stock and Stock Units	Shares		Weighted-Average Grant-Date Fair Value
Nonvested at December 31, 2020	4,851,265	$	12.82
Granted	2,363,885	$	21.18
Vested	(1,524,950)	$	12.41
Forfeited	(971,815)	$	15.30
Nonvested at December 31, 2021	4,718,385	$	16.62
Granted	2,338,255	$	28.10
Vested	(1,853,260)	$	14.42
Forfeited	(485,320)	$	20.48
Nonvested at December 31, 2022	4,718,060	$	22.78
Granted	1,268,973	$	46.93
Vested	(1,797,002)	$	18.07
Forfeited	(759,839)	$	28.60
Nonvested at December 31, 2023	3,430,192	$	32.90

15. Stockholders' Equity

Share Repurchase Programs

On October 29, 2020, the Board approved a share repurchase program authorizing the repurchase of up to an aggregate of 20.0 million shares (the "2020 Repurchase Program"). Share repurchases under the 2020 Repurchase Program may be made through the open market, established plans or privately negotiated transactions in accordance with all applicable securities laws, rules and regulations. There is no expiration date applicable to the 2020 Repurchase Program. The 2020 Repurchase Program replaced the previous program approved by the Board in January 2015 and canceled the remaining shares outstanding as part of the previous authorization. During the years ended December 31, 2023, 2022 and 2021, the Company repurchased shares of its common stock under the 2020 Repurchase Program as discussed below.

On November 11, 2020, the Company entered into an accelerated share repurchase program with Deutsche Bank AG, London Branch as counterparty, through its agent Deutsche Bank Securities Inc. ("Deutsche Bank") (the "2020 ASR Program"). The 2020 ASR Program was part of the 2020 Repurchase Program. Under the 2020 ASR Program, the Company pre-paid to Deutsche Bank the $50.0 million purchase price for its common stock and, in turn, the Company received an initial delivery of approximately 2.6 million shares of its common stock from Deutsche Bank in the fourth quarter of 2020, which were retired and recorded as a $40.0 million reduction to stockholders' equity. The remaining $10.0 million of the initial payment was recorded as a reduction to stockholders' equity as an unsettled forward contract indexed to the Company's stock. During the second quarter of 2021, the accelerated share repurchase program was completed and the Company received an additional 0.1 million shares of its common stock, which were retired, as the final settlement of the accelerated share repurchase program.

On June 15, 2021, the Company entered into an accelerated share repurchase program with Deutsche Bank (the "2021 ASR Program"). The 2021 ASR Program was part of the 2020 Repurchase Program. Under the 2021 ASR Program, the Company pre-paid to Deutsche Bank the $100.0 million purchase price for its common stock and, in turn, the Company received an initial delivery of approximately 3.9 million shares of its common stock from Deutsche Bank in the second quarter of 2021, which were retired and recorded as an $80.0 million reduction to stockholders' equity. The remaining $20.0 million of the initial payment was recorded as a reduction to stockholders' equity as an unsettled forward contract indexed to the Company's stock. During the fourth quarter of 2021, the accelerated share repurchase program was completed and the Company received an additional 0.4 million shares of its common stock, which were retired, as the final settlement of the accelerated share repurchase program.

On September 9, 2022, the Company entered into an accelerated share repurchase program with Wells Fargo Bank, National Association ("Wells Fargo") (the "2022 ASR Program"). The 2022 ASR Program was part of the 2020 Repurchase Program.

Under the 2022 ASR Program, the Company pre-paid to Wells Fargo the $100.0 million purchase price for its common stock and, in turn, the Company received an initial delivery of approximately 3.1 million shares of its common stock from Wells Fargo in the third quarter of 2022, which were retired and recorded as an $80.0 million reduction to stockholders' equity. The remaining $20.0 million of the initial payment was recorded as a reduction to stockholders' equity as an unsettled forward contract indexed to the Company's stock. During the fourth quarter of 2022, the accelerated share repurchase program was completed and the Company received an additional 0.1 million shares of its common stock, which were retired, as the final settlement of the 2022 ASR Program.

On August 10, 2023, the Company entered into an accelerated share repurchase program with Royal Bank of Canada ("RBC") (the "2023 ASR Program"). The 2023 ASR Program was part of the 2020 Repurchase Program. Under the 2023 ASR Program, the Company pre-paid to RBC the $100.0 million purchase price for its common stock and, in turn, the Company received an initial delivery of approximately 1.6 million shares of its common stock from RBC on August 11, 2023, which were retired and recorded as an $80.0 million reduction to stockholders' equity. The remaining $20.0 million of the initial payment was recorded as a reduction to stockholders' equity as an unsettled forward contract indexed to the Company's stock. On September 22, 2023, the accelerated share repurchase program was completed and the Company received an additional 0.2 million shares of its common stock, which were retired, as the final settlement of the 2023 ASR Program.

On November 2, 2023, the Company entered into a share repurchase plan (the "Buying Plan") with RBC Capital Markets, LLC ("RBCCM"). The Buying Plan was part of the 2020 Repurchase Program. Under the Buying Plan, RBCCM shall commence purchases for a 12-month period starting on November 2, 2023 and ending on November 1, 2024, unless terminated sooner pursuant to the Buying Plan (the "Repurchase Period"). During the Repurchase Period, RBCCM may purchase an aggregate amount of $50.0 million of the Company's common stock, and its execution is dependent on the Company's stock price reaching certain levels. Share repurchases shall not exceed $25.0 million in a quarter. During the fourth quarter of 2023, an immaterial amount of shares were repurchased, retired and recorded as a reduction to stockholders' equity.

Effective January 1, 2023, the Company's share repurchases are subject to a 1% excise tax as a result of the Inflation Reduction Act of 2022. As of December 31, 2023, there was no exercise tax liability as the fair market value of the Company's common stock issuances in 2023 exceeded the fair market value of the total repurchases during the same period.

During the year ended December 31, 2023, there were no other repurchases of the Company's common stock under the 2020 Repurchase Program.

As of December 31, 2023, there remained an outstanding authorization to repurchase approximately 7.9 million shares of the Company's outstanding common stock under the 2020 Repurchase Program.

The Company records share repurchases as a reduction to stockholders' equity. The Company records a portion of the purchase price of the repurchased shares as an increase to accumulated deficit when the price of the shares repurchased exceeds the average original proceeds per share received from the issuance of common stock in accordance with its accounting policy. During the years ended December 31, 2023 and 2022, the cumulative price of $94.7 million and $90.1 million, respectively, were recorded as increases to accumulated deficit.

16. Benefit Plans

The Company has a 401(k) Plan (the "401(k) Plan") qualified under Section 401(k) of the Internal Revenue Code of 1986. Each eligible employee may elect to contribute up to 60% of the employee's annual compensation to the 401(k) Plan, up to the Internal Revenue Service limit. The Company, at the discretion of its Board of Directors, may match employee contributions to the 401(k) Plan. The Company matches 50% of eligible employee's contribution, up to the first 6% of an eligible employee's qualified earnings. For the years ended December 31, 2023, 2022 and 2021, the Company made matching contributions totaling approximately $2.0 million, $1.9 million and $1.8 million, respectively.

17. Restructuring and Other Charges

2023 Restructuring Plan

In June 2023, the Company initiated a restructuring program to reduce overall expenses to improve future profitability by reducing the Company's overall spending (the "2023 Restructuring Plan"). In connection with this restructuring program, the Company initiated a plan resulting in a reduction of 42 employees. During the year ended December 31, 2023, the Company recorded charges of approximately $9.4 million to "Restructuring and other charges" in its Consolidated Statement of Operations, related to the reduction in workforce, as well as write-downs of obligations related to certain IP development costs and software licenses for engineering development tools. The 2023 Restructuring Plan was materially completed in the fourth quarter of 2023.

The following table summarizes the 2023 Plan restructuring activities during the year ended December 31, 2023:

(In thousands)	Employee Severance and Related Benefits		Other Costs		Total	
Liability at December 31, 2022	$	—	$	—	$	—
Charges		4,620		4,748		9,368
Non-cash items*		—		(948)		(948)
Payments		(4,152)		(2,600)		(6,752)
Liability at December 31, 2023	$	468	$	1,200	$	1,668

*   The non-cash items of $0.9 million related to the write-down of software licenses for engineering development tools.

During the years ended December 31, 2022 and 2021, the Company did not initiate any restructuring programs.

18. Income Taxes

Income (loss) before taxes consisted of the following:

(In thousands)	Years Ended December 31,					
	2023		2022		2021	
Domestic	$	154,434	$	(16,663)	$	19,244
Foreign		32,726		8,838		4,042
	$	187,160	$	(7,825)	$	23,286

The provision for (benefit from) income taxes was comprised of:

(In thousands)	Years Ended December 31,					
	2023		2022		2021	
Federal:						
Current	$	1,075	$	183	$	(112)
Deferred		(126,734)		2,479		2,042
State:						
Current		893		(215)		214
Deferred		(17,264)		24		324
Foreign:						
Current		(3,362)		5,828		3,328
Deferred		(1,352)		(1,814)		(844)
	$	(146,744)	$	6,485	$	4,952

The differences between the Company's effective tax rate and the U.S. federal statutory regular tax rate were as follows:

| | Years Ended December 31, | | |
	2023	2022	2021
U.S. federal statutory rate	21.0 %	21.0 %	21.0 %
State income tax expense (benefit)	(8.7)	6.1	2.2
Withholding tax	3.9	(36.6)	4.4
Foreign rate differential	(2.6)	(28.3)	3.3
Research and development credit	(2.9)	4.8	(7.1)
Executive compensation	3.9	(49.0)	6.6
Stock-based compensation	(5.2)	47.9	(7.7)
Foreign tax credit	(2.5)	57.4	(84.0)
Foreign-derived intangible income deduction	(1.9)	70.5	(55.8)
Acquisition	1.6	(25.1)	8.8
Debt extinguishment	—	(226.7)	—
Other	0.3	(1.0)	(0.2)
Valuation allowance	(85.3)	76.1	129.8
	(78.4)%	(82.9)%	21.3 %

The components of the net deferred tax assets (liabilities) were as follows:

| | As of December 31, | |
(In thousands)	2023	2022
Deferred tax assets:		
Depreciation and amortization	$ —	$ 3,247
Lease liabilities	6,607	7,691
Other timing differences, accruals and reserves	5,306	10,393
Deferred equity compensation	3,973	4,366
Net operating loss carryovers	14,578	13,423
Capitalized research	77,244	49,649
Tax credits	50,445	96,758
Total gross deferred tax assets	158,153	185,527
Deferred tax liabilities:		
Lease right-of-use assets	(4,589)	(5,501)
Deferred revenue	—	(76)
Depreciation and amortization	(5,078)	—
Total gross deferred tax liabilities	(9,667)	(5,577)
Total net deferred tax assets	148,486	179,950
Valuation allowance	(25,056)	(201,883)
Net deferred tax assets (liabilities)	$ 123,430	$ (21,933)

| | As of December 31, | |
(In thousands)	2023	2022
Reported as:		
Non-current deferred tax assets	$ 127,892	$ 3,031
Non-current deferred tax liabilities	(4,462)	(24,964)
Net deferred tax assets (liabilities)	$ 123,430	$ (21,933)

The Company periodically evaluates the realizability of its net deferred tax assets based on all available evidence, both positive and negative. The realizability of the Company's net deferred tax assets is dependent on its ability to generate sufficient future taxable income during periods prior to the expiration of tax attributes to fully utilize these assets. During the second quarter of 2023, based on all available positive and negative evidence, the Company determined that it was appropriate to release the valuation allowance on the majority of the Company's U.S. federal and other state deferred tax assets. During the third quarter of 2023, the Company further adjusted its valuation allowance release as a result of a change in forecasted income and tax expense, primarily due to the sale of intangible assets as part of the PHY IP group divestiture. The Company recognized a $177.9 million tax benefit during the year ended December 31, 2023 as a result of the valuation allowance release.

During the second quarter of 2023, the Company reached a cumulative income position over the previous three years. The cumulative three-year income is considered positive evidence, which is considered objective and verifiable, and thus received significant weighting. Additional positive evidence considered by the Company in its assessment included recent utilization of tax attribute carryforwards and future forecasts of continued profitability in the United States. Negative evidence the Company considered included economic uncertainties, including volatility of the industry, and the possibility of a recession or a decline in the market.

Upon considering the relative impact of all evidence during the second quarter of 2023, both negative and positive, and the weight accorded to each, the Company concluded that it was more likely than not that the majority of its deferred tax assets would be realizable, with the exception of primarily its California research and development credits that have not met the "more likely than not" realization threshold criteria. As a result, the Company released the related valuation allowance against the majority of its federal and state deferred tax assets. The effect of the valuation allowance release is included as a component of the benefit from income taxes in the accompanying Consolidated Statements of Operations.

The Company has U.S. federal deferred tax assets related to research and development credits, foreign tax credits and other tax attributes that can be used to offset U.S. federal taxable income in future periods. These credit carryforwards will expire if they are not used within certain time periods. It is possible that some or all of these attributes could ultimately expire unused.

The following table presents the tax valuation allowance information for the years ended December 31, 2023, 2022 and 2021:

(In thousands)	Balance at Beginning of Period	Charged (Credited) to Operations	Charged to Other Account*	Valuation Allowance Release	Balance at End of Period
Tax Valuation Allowance					
Year ended December 31, 2021	$ 174,119	32,544	211	—	$ 206,874
Year ended December 31, 2022	$ 206,874	(7,233)	2,242	—	$ 201,883
Year ended December 31, 2023	$ 201,883	1,776	(717)	(177,886)	$ 25,056

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* Amounts not charged to operations are charged to other comprehensive income or retained earnings.

As of December 31, 2023, the Company had California and other state net operating loss carryforwards of $167.7 million and $0.8 million, respectively. As of December 31, 2023, the Company had federal research and development tax credit carryforwards of $45.2 million and foreign tax credits of $10.1 million. As of December 31, 2023, the Company had California research and development tax credit carryforwards of $28.1 million and California alternative minimum tax credit carryforwards of $0.5 million. The federal foreign tax credits and research and development credits begin to expire in 2024. Approximately $3.9 million of federal foreign tax credits will expire in 2024. The California net operating losses begin to expire in 2031. The California research and development credits carry forward indefinitely.

In the event of a change in ownership, as defined under federal and state tax laws, the Company's net operating loss and tax credit carryforwards could be subject to annual limitations. The annual limitations could result in the expiration of the net operating loss and tax credit carryforwards prior to utilization.

As of December 31, 2023, the Company had $185.7 million of unrecognized tax benefits including $31.7 million recorded as a reduction of long-term deferred tax assets, $75.0 million recorded as a reduction of other assets associated with refundable withholding taxes previously withheld from licensees in South Korea and $78.9 million recorded to long-term income taxes payable, which are primarily comprised of $77.1 million in income taxes payable related to withholding taxes previously withheld from licensees in South Korea. As a result of recent court rulings in South Korea, the Company has determined that they may be entitled to refund claims for foreign taxes previously withheld from licensees in South Korea. If the Company is successful in recovering the $162.2 million of refundable withholding taxes from South Korea, the refund would result in an offsetting reduction in U.S. foreign tax credits. The Company recognizes that there are numerous risks and uncertainties associated with the ultimate collection of this refund. The Company previously maintained an offsetting reserve for the entire amount of refundable withholding taxes previously withheld in South Korea. During the year ended December 31, 2023, the Company concluded it is more likely than not it will recover withholding taxes withheld during the past five years and accordingly filed a claim in October 2023 for refund of certain refundable withholding taxes and recorded an income taxes receivable of $82.7 million, with an offsetting long-term payable of $72.6 million and a reduction in long-term deferred tax assets of $10.1 million for the reduction in U.S. foreign tax credits. The Company has recorded a receivable for the portion of withholding taxes paid subsequent to the third quarter of 2023 for which it intends to file a future refund claim. The Company has not recorded a receivable for the portion of potentially available refunds for which a claim for refund has not been submitted or for which the Company does not intend to pursue at this time, as the Company does not believe recovery of those taxes would be more likely than not if a refund claim were submitted. The Company continues to evaluate the potential for recovery of these taxes and has therefore established an offsetting reserve for the entire amount of potentially refundable withholding taxes previously withheld in South Korea, for which a claim for refund has not been submitted.

As of December 31, 2022, the Company had $164.5 million of unrecognized tax benefits, including $19.6 million recorded as a reduction of long-term deferred tax assets, $143.6 million recorded as a reduction of other assets associated with refundable withholding taxes previously withheld from licensees in South Korea and $1.3 million recorded to long-term income taxes payable.

A reconciliation of the beginning and ending amounts of unrecognized income tax benefits for the years ended December 31, 2023, 2022 and 2021 was as follows:

(In thousands)	Years Ended December 31,		
	2023	2022	2021
Balance as of January 1	$ 164,531	$ 146,215	$ 134,044
Tax positions related to current year:			
Additions	19,403	18,515	18,748
Tax positions related to prior years:			
Additions	1,378	—	615
Reductions	(391)	(199)	(1,586)
Settlements	—	—	(5,606)
Balance as of December 31	$ 184,921	$ 164,531	$ 146,215

The Company recognizes interest and penalties related to uncertain tax positions as a component of the income tax provision (benefit). At December 31, 2023 and 2022, an immaterial amount of interest and penalties was included in long-term income taxes payable.

Rambus files income tax returns for the U.S., California, India and various other state and foreign jurisdictions. The U.S. federal returns are subject to examination from 2017 and forward. The California returns are subject to examination from 2018 and forward. In addition, any research and development credit carryforward or net operating loss carryforward generated in prior years and utilized in these or future years may also be subject to examination. The India returns are under examination by the Indian tax administration for tax years beginning with 2011, except for 2012 through 2015, which were assessed in the Company's favor, and are subject to examination from 2016 and forward. These examinations may result in proposed adjustments to the income taxes as filed during these periods. Management regularly assesses the likelihood of outcomes resulting from income tax examinations to determine the adequacy of their provision for income taxes and believes their provision for unrecognized tax benefits is adequate. The estimated potential reduction in the Company's unrecognized tax benefits in the next 12 months would not be material.

At December 31, 2023, no other income taxes (state or foreign) have been provided on undistributed earnings of approximately $50.3 million from the Company's international subsidiaries since these earnings have been, and under current plans will continue to be, indefinitely reinvested outside the United States, with the exception of France. If the non-France earnings were distributed, the Company would incur approximately $3.1 million of foreign withholding taxes and an immaterial amount of U.S. taxes.

19. Litigation and Asserted Claims

Rambus is not currently a party to any material pending legal proceeding; however, from time to time, Rambus may become involved in legal proceedings or be subject to claims arising in the ordinary course of its business. Although the results of litigation and claims cannot be predicted with certainty, the Company currently believes that the final outcome of these ordinary course matters will not have a material adverse effect on its business, operating results, financial position or cash flows. Regardless of the outcome, litigation can have an adverse impact on the Company because of defense and settlement costs, diversion of management attention and resources and other factors.

The Company records a contingent liability when it is probable that a loss has been incurred and the amount is reasonably estimable in accordance with accounting for contingencies.

20. Divestiture

In July 2023, the Company entered into an asset purchase agreement (the "Purchase Agreement") with Cadence Design Systems, Inc. (the "Purchaser"), pursuant to which the Company agreed to sell certain assets and the Purchaser agreed to assume certain liabilities from the Company, in each case with respect to the Company's PHY IP group, for $110.0 million in cash, subject to certain adjustments and certain closing conditions (the "Transaction"). The decision to sell this business reflects the evolution of the Company's core semiconductor business to focus on the development of digital IP and chips, including novel memory solutions for high-performance computing, to support the continued advancement of the data center and artificial intelligence.

The Transaction was completed on September 6, 2023 and resulted in net proceeds of approximately $106.3 million, which consisted of the initial selling price of $110.0 million offset by approximately $3.7 million related to certain purchase price adjustments. The Company recognized a net gain on divestiture of the PHY IP group in its Consolidated Statements of Operations of approximately $90.8 million during the year ended December 31, 2023. Transaction costs of approximately $1.4 million were included in the net gain of $90.8 million.

The divestiture of the PHY IP group did not represent a strategic shift that would have a major effect on the Company's consolidated results of operations, and therefore its results of operations were not reported as discontinued operations.

Concurrent with the Transaction, the Company also recorded a charge of approximately $10.0 million in the Company's Consolidated Statements of Operations during the year ended December 31, 2023. The charge was primarily related to the accelerated amortization of software licenses that were not directly part of the PHY IP disposal group.

21. Acquisitions

There were no acquisitions during the year ended December 31, 2023.

2022 Acquisition

Hardent, Inc.

On May 20, 2022, (the "Closing Date"), the Company completed its acquisition of Hardent, a leading electronic design company, by acquiring all of its outstanding shares. The Company acquired Hardent for a total consideration of approximately $16.1 million, which consisted of $14.7 million in initial cash consideration paid at the Closing Date, $1.2 million deposited into an escrow account to fund indemnification obligations to be released within 18 months after the Closing Date and $0.2 million deposited into an escrow account to fund other contractual provisions related to certain working capital adjustments. The addition of the technology and expertise from Hardent augments the Company's CXL memory interconnect initiative.

As part of the acquisition, the Company agreed to pay certain Hardent employees approximately $1.2 million in cash over three years following the Closing Date (the "Retention Bonus"), to be paid in three equal installments on each of the dates that were 12 months, 24 months and 36 months following the Closing Date. The Retention Bonus payouts are subject to the condition of continued employment, therefore the Retention Bonus payouts will be treated as compensation and will be expensed ratably over the retention period.

As of December 31, 2022, the Company had incurred approximately $1.2 million in external acquisition costs in connection with the transaction, which were expensed as incurred.

The fair value of the intangible assets acquired was determined by management primarily by using the multi-period excess earnings method under the income approach. This method reflects the present value of the projected cash flows that are expected to be generated by the existing technologies less charges representing the contribution of other assets to those cash flows. The fair values of the remaining assets acquired and liabilities assumed approximated their carrying values at the Closing Date. The Company performed a valuation of the net assets acquired as of the Closing Date.

The total consideration from the acquisition was allocated as of the Closing Date and reflects adjustments made during the measurement period to finalize the purchase price accounting, as follows:

(In thousands)		Total
Cash and cash equivalents	$	209
Accounts receivable		1,088
Unbilled receivables		239
Prepaid expenses and other current assets		16
Identified intangible assets		5,000
Goodwill		12,069
Accounts payable		(55)
Deferred revenue		(578)
Income taxes payable		(466)
Deferred tax liability		(1,325)
Other current liabilities		(56)
Total	$	16,141

The goodwill arising from the acquisition was primarily attributed to synergies related to the combination of new and complementary technologies of the Company and the assembled workforce of the acquired business. This goodwill was not deductible for tax purposes.

The identified intangible assets assumed in the acquisition of Hardent were recognized as follows based upon their estimated fair values as of the acquisition date:

		Total	Estimated Weighted-Average Useful Life
		(in thousands)	(in years)
Existing technology	$	4,800	5 years
Customer contracts and contractual relationships		200	2 years
Total	$	5,000	

Unaudited Pro Forma Combined Consolidated Financial Information

The following pro forma financial information presents the combined results of operations for the Company and Hardent as if the acquisition had occurred on January 1, 2021. The pro forma financial information was prepared for comparative purposes only and does not purport to be indicative of the actual operating results that would have been recorded had the acquisition actually taken place on January 1, 2021, and should not be taken as indicative of future consolidated operating results. Additionally, the pro forma financial results do not include any anticipated synergies or other expected benefits from the acquisition:

		Years Ended December 31,		
(In thousands)		2022		2021
		(unaudited)		
Total revenue	$	457,852	$	336,258
Net income (loss)	$	(13,251)	$	19,452

The pro forma net loss for 2022 was adjusted to exclude $1.2 million of acquisition-related costs incurred during the year ended December 31, 2023. Consequently, the pro forma net income for 2021 was adjusted to include these costs.

2021 Acquisitions

AnalogX Inc.

On July 2, 2021 (the "AnalogX Closing Date"), the Company completed its acquisition of AnalogX, a premier interconnect IP company, by acquiring all of its outstanding shares. The Company acquired AnalogX for total consideration of approximately $47.5 million, including certain adjustments for working capital, which consisted of $40.4 million in initial cash consideration at the AnalogX Closing Date and additional deferred payments totaling approximately $7.4 million, initially recorded at its present value of approximately $7.1 million, (the "Deferred Payments"). The Deferred Payments will be paid in cash over three years following the AnalogX Closing Date, in three installments on each of the dates that are 12 months, 24 months and 36 months following the AnalogX Closing Date. A portion of the purchase price, $5.9 million of the consideration, was deposited into an escrow account to fund indemnification obligations and other contractual provisions, to be released 12 months after the AnalogX Closing Date. The addition of the technology and expertise from AnalogX augments the Company's SerDes offerings and CXL memory interconnect initiative.

As part of the acquisition, the Company agreed to pay certain AnalogX employees $3.5 million in cash over three years following the AnalogX Closing Date (the "AnalogX Retention Bonus"), to be paid in three equal installments on each of the dates that are 12 months, 24 months and 36 months following the AnalogX Closing Date. The AnalogX Retention Bonus payouts are subject to the condition of continued employment. Therefore, the AnalogX Retention Bonus payouts will be treated as compensation and will be expensed ratably over the retention period.

As of December 31, 2021, the Company had incurred approximately $0.8 million in external acquisition costs in connection with the transaction, which were expensed as incurred.

The fair value of the intangible assets acquired was determined by management primarily by using the estimated current replacement cost under the cost approach. The fair values of the remaining assets acquired and liabilities assumed approximated their carrying values at the AnalogX Closing Date. The Company performed a valuation of the net assets acquired as of the AnalogX Closing Date.

The total consideration from the business combination was allocated as of the Closing Date and reflects adjustments made through the measurement period to finalize the purchase price accounting, as follows:

(In thousands)	Total
Cash and cash equivalents	$ 2,763
Accounts receivable	280
Unbilled receivables	1,566
Prepaid expenses and other current assets	1,354
Identified intangible assets	6,800
IPR&D	3,800
Goodwill	39,309
Property, plant and equipment, net	118
Accounts payable	(1,112)
Deferred revenue	(23)
Income taxes payable	(7,127)
Other current liabilities	(215)
Total	$ 47,513

The goodwill arising from the acquisition was primarily attributed to synergies related to the combination of new and complementary technologies of the Company and the assembled workforce of the acquired business. Approximately $26.9 million of the goodwill was deductible for tax purposes.

The identified intangible assets assumed in the acquisition of AnalogX were recognized as follows based upon their estimated fair values as of the acquisition date:

	Total	Estimated Weighted-Average Useful Life
	(in thousands)	(in years)
Existing technology	$ 6,300	5 years
Customer contracts and contractual relationships	500	2 years
IPR&D	3,800	Not applicable
Total	$ 10,600	

IPR&D consisted of multiple projects relating to the development of various high-speed SerDes technologies. The projects were expected to be completed within the subsequent three years. In the third quarter of 2023, the Company disposed the $3.8 million related to the AnalogX IPR&D in connection with the divestiture of the Company's PHY IP group. Refer to Note 20, "Divestiture," for additional information.

PLDA Group

On June 16, 2021, the Company announced that it had entered into an agreement to acquire PLDA, a provider of high-speed interconnect solutions. On August 18, 2021 (the "PLDA Closing Date"), the Company completed its acquisition of PLDA by acquiring all of its outstanding shares. Under the terms of the Share Purchase Agreement, the total consideration of approximately $85.6 million was comprised of $67.1 million in closing cash consideration, 0.3 million shares of the Company's common stock (valued based on the Company's closing stock price at the PLDA Closing Date, which amounted to approximately $6.9 million) and up to an additional $21.0 million to be paid in shares of common stock, valued at $16.9 million as of the acquisition date (the "fair value of the earn-out liability"), subject to certain revenue targets of the acquired business for the subsequent three years. The fair value of the earn-out liability will be remeasured each quarter, depending on the acquired business's revenue performance relative to target over the applicable period. The Company classified its liability for the contingent earn-out consideration related to the PLDA acquisition within Level 3 of the fair value hierarchy because the fair value is determined using significant unobservable inputs. A portion of the purchase price, $10.0 million of the consideration, was deposited into an escrow account to fund indemnification obligations and other contractual provisions, to be released 24 months after the PLDA Closing Date. The addition of the technology and expertise from PLDA augments the Company's digital controller IP and CXL memory interconnect initiative.

As part of the acquisition, the Company agreed to pay certain PLDA employees $3.0 million in cash over three years following the PLDA Closing Date (the "PLDA Retention Bonus"), to be paid in three equal installments on each of the dates that were 12 months, 24 months and 36 months following the PLDA Closing Date. The PLDA Retention Bonus payouts are subject to the condition of continued employment. Therefore, the PLDA Retention Bonus payouts will be treated as compensation and expensed ratably over the retention period.

As of December 31, 2021, the Company had incurred approximately $1.4 million in external acquisition costs in connection with the transaction, which were expensed as incurred.

The fair value of the intangible assets acquired was determined by management primarily by using the multi-period excess earnings method under the income approach. This method reflects the present value of the projected cash flows that are expected to be generated by the existing technologies less charges representing the contribution of other assets to those cash flows. The fair values of the remaining assets acquired and liabilities assumed approximated their carrying values at the PLDA Closing Date. The Company performed a valuation of the net assets acquired as of the PLDA Closing Date.

The total consideration from the business combination was allocated as of the Closing Date as follows:

(In thousands)		Total
Cash and cash equivalents	$	5,820
Accounts receivable		2,233
Inventories		125
Prepaid expenses and other current assets		836
Identified intangible assets		21,400
IPR&D		7,400
Goodwill		57,543
Property, plant and equipment, net		679
Operating lease right-of-use asset		864
Other assets		339
Accounts payable		(1,046)
Accrued salaries and benefits		(814)
Deferred revenue		(514)
Income taxes payable		(118)
Operating lease liability		(852)
Deferred tax liability		(8,180)
Other current liabilities		(74)
Total	$	85,641

The goodwill arising from the acquisition was primarily attributed to synergies related to the combination of new and complementary technologies of the Company and the assembled workforce of the acquired business. This goodwill was not deductible for tax purposes.

The identified intangible assets assumed in the acquisition of PLDA were recognized as follows based upon their estimated fair values as of the acquisition date:

		Total	Estimated Weighted-Average Useful Life
		(in thousands)	(in years)
Existing technology	$	20,400	3 to 5 years
Customer contracts and contractual relationships		1,000	2 years
IPR&D		7,400	Not applicable
Total	$	28,800	

IPR&D consisted of multiple projects relating to the development of PLDA's PCIe Gen 6 and CXL 3.0 technologies. The projects are expected to be completed within 36 months from the date of acquisition. The acquired IPR&D will not be amortized until completion of the related products which are determined by when the underlying project reaches technological feasibility and commences commercial production. Upon completion, the IPR&D projects will be amortized over their respective useful lives, which are expected to range between three years and five years.

Unaudited Pro Forma Combined Consolidated Financial Information

The following pro forma financial information presents the combined results of operations for the Company and AnalogX and PLDA as if the acquisitions had occurred on January 1, 2020. The pro forma financial information was prepared for comparative purposes only and does not purport to be indicative of the actual operating results that would have been recorded had the acquisitions actually taken place on January 1, 2020, and should not be taken as indicative of future consolidated operating results. Additionally, the pro forma financial results do not include any anticipated synergies or other expected benefits from the acquisitions:

(In thousands)	For the Year Ended December 31, 2021	
	(unaudited)	
Total revenue	$	338,961
Net income	$	16,533

The pro forma net income for 2021 was adjusted to exclude $2.2 million of acquisition-related costs incurred in 2021.

INDEX TO EXHIBITS

Exhibit Number	Description of Document
3.1(1)	Amended and Restated Certificate of Incorporation of Registrant dated April 27, 2023.
3.2(1)	Amended and Restated Bylaws of Registrant dated April 27, 2023.
4.1(2)	Form of Registrant's Common Stock Certificate.
4.3	Description of Securities.
10.1(3)*	Form of Indemnification Agreement entered into by Registrant with each of its directors and executive officers.
10.2(4)*	Form of Change of Control Severance Agreement, Agreement entered into by Registrant with each of its named executive officers other than its chief executive officer.
10.3(5)*	2006 Equity Incentive Plan, as amended.
10.4(5)*	Forms of agreements under the 2006 Equity Incentive Plan, as amended.
10.5(1)*	2015 Equity Incentive Plan, as amended.
10.6(6)*	Form of Restricted Stock Unit Agreement (2015 Equity Incentive Plan).
10.7(6)*	Form of Stock Option Agreement (2015 Equity Incentive Plan).
10.8(7)*	2015 Employee Stock Purchase Plan, as amended.
10.9(8)+	Settlement Agreement, dated January 19, 2010, among Registrant, Samsung Electronics Co., Ltd, Samsung Electronics America, Inc., Samsung Semiconductor, Inc. and Samsung Austin Semiconductor, L.P.
10.10(8)+	Semiconductor Patent License Agreement, dated January 19, 2010, between Registrant and Samsung Electronics Co., Ltd.
10.11(9)	Employment Agreement between the Company and Luc Seraphin, dated as of October 25, 2018.
10.12(9)	Amended and Restated Change of Control Severance Agreement between the Company and Luc Seraphin, dated as of October 25, 2018.
10.13(10)+	Settlement Agreement, dated June 11, 2013, among Registrant, SK hynix and certain SK hynix affiliates.
10.14(11)+	Semiconductor Patent License Agreement, dated June 11, 2013, between Registrant and SK hynix.
10.15(12)+	Settlement Agreement, dated December 9, 2013, between Rambus Inc., Micron Technology, Inc., and certain Micron affiliates.
10.16(12)+	Semiconductor Patent License Agreement, dated December 9, 2013, between Rambus, Inc. and Micron Technology, Inc.
10.17(12)**	Amendment to Semiconductor Patent License Agreement, dated December 30, 2013, by and between Rambus Inc. and Samsung Electronics Co., Ltd.
10.18(13)**	Amendment 1 to Semiconductor Patent License Agreement, dated June 17, 2015, by and between Rambus Inc. and SK hynix Inc.
10.19(14)	Lease agreement between Rambus Inc. and 237 North First Street Holdings, LLC dated July 8, 2019.
10.20(15)	Offer Letter, dated August 9, 2019, by and between Rambus Inc. and Sean Fan.
10.21(15)	2019 Inducement Equity Incentive Plan.
10.22(15)	Form of Restricted Stock Unit Agreement (2019 Inducement Equity Incentive Plan).
10.23(15)	Form of Performance Based Restricted Stock Unit Agreement (2019 Inducement Equity Incentive Plan).
10.24(16)	First Amendment to Net Lease Agreement dated April 22, 2020 relating to the New San Jose Headquarters Location between Rambus Inc. and 237 North First Street Holdings, LLC.
10.25(17)+	Amendment No. 1 to Semiconductor Patent License Agreement, dated September 2, 2020, between Rambus, Inc. and Micron Technology, Inc.
10.26(18)+	Amendment No. 2 dated December 15, 2020, to the Semiconductor Patent License Agreement between Rambus Inc. and Micron Technology, Inc.
10.27(19)+	Amendment No. 2 dated October 27, 2022, to the Semiconductor Patent License Agreement, dated January 19, 2010, between Registrant and Samsung Electronics Co., Ltd.
10.28(20)+	Amendment 2 to Semiconductor Patent License Agreement, dated March 31, 2023, between Registrant and SK hynix.
10.29(21)	Asset Purchase Agreement by and between Rambus Inc. and Cadence Design Systems, Inc., dated as of July 19, 2023.
10.30(22)	Form of Accelerated Share Repurchase Program Agreement.
21.1	Subsidiaries of Registrant.
23.1	Consent of Independent Registered Public Accounting Firm.

Exhibit Number	Description of Document
24.1^	Power of Attorney.
31.1	Certification of Principal Executive Officer, pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Principal Financial Officer, pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1†	Certification of Principal Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2†	Certification of Principal Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97*	Compensation Recovery Policy, as adopted on July 27, 2023.
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

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^	Previously submitted.
*	Management contracts or compensation plans or arrangements in which directors or executive officers are eligible to participate.
**	Confidential treatment has been granted with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.
+	Portions of this exhibit have been redacted in compliance with Regulation S-K Item 601(b)(10).
†	The certifications furnished in Exhibit 32.1 and 32.2 hereto are deemed to accompany this Annual Report on Form 10-K and will not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended. Such certifications will not be deemed to be incorporated by reference into any filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the registrant specifically incorporates it by reference.
(1)	Incorporated by reference to the Form 8-K filed on May 2, 2023.
(2)	Incorporated by reference to the Form S-1/A (file no. 333-22885) filed on April 24, 1997.
(3)	Incorporated by reference to the Form 10-Q filed on May 7, 2021.
(4)	Incorporated by reference to the Form 8-K filed on March 9, 2015.
(5)	Incorporated by reference to the Form 8-K filed on April 30, 2014.
(6)	Incorporated by reference to the Form 10-Q filed on July 23, 2015.
(7)	Incorporated by reference to the Form 8-K filed on May 6, 2020.
(8)	Incorporated by reference to the Form 10-Q filed on May 3, 2010.
(9)	Incorporated by reference to the Form 8-K filed on October 29, 2018.
(10)	Incorporated by reference to the Form 10-Q/A filed on January 13, 2014.
(11)	Incorporated by reference to the Form 10-Q filed on July 29, 2013.
(12)	Incorporated by reference to the Form 10-K filed on February 21, 2014.
(13)	Incorporated by reference to the Form 10-Q filed on July 23, 2015.
(14)	Incorporated by reference to the Form 10-Q filed on August 2, 2019.
(15)	Incorporated by reference to the Form 8-K filed on August 28, 2019.
(16)	Incorporated by reference to the Form 10-Q filed on August 7, 2020.

(17)	Incorporated by reference to the Form 10-Q filed on November 6, 2020.
(18)	Incorporated by reference to the Form 10-K filed on February 26, 2021.
(19)	Incorporated by reference to the Form 10-K filed on February 24, 2023.
(20)	Incorporated by reference to the Form 10-Q filed on May 5, 2023.
(21)	Incorporated by reference to the Form 8-K filed on July 20, 2023.
(22)	Incorporated by reference to the Form 8-K filed on August 11, 2023.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RAMBUS INC.

By: /s/ Desmond Lynch

Desmond Lynch
Senior Vice President, Finance and Chief Financial Officer
(Principal Financial Officer)

Date: February 23, 2024

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Luc Seraphin, Desmond Lynch and John Shinn as his true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments to this Annual Report on Form 10-K, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith and (iii) take any and all actions that may be necessary or appropriate to be done, as fully for all intents and purposes as he might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ LUC SERAPHIN Luc Seraphin	Chief Executive Officer, President and Director (Principal Executive Officer)	February 23, 2024
/s/ DESMOND LYNCH Desmond Lynch	Senior Vice President, Finance and Chief Financial Officer (Principal Financial Officer)	February 23, 2024
/s/ JOHN ALLEN John Allen	Vice President, Accounting and Chief Accounting Officer (Principal Accounting Officer)	February 23, 2024
/s/ CHARLES KISSNER Charles Kissner	Chairman of the Board of Directors	February 23, 2024
/s/ EMIKO HIGASHI Emiko Higashi	Director	February 23, 2024
/s/ STEVEN LAUB Steven Laub	Director	February 23, 2024
/s/ MEERA RAO Meera Rao	Director	February 23, 2024
/s/ NECIP SAYINER Necip Sayiner	Director	February 23, 2024
/s/ ERIC STANG Eric Stang	Director	February 23, 2024

Rambus

Rambus Inc.
4453 North First Street
Suite 100
San Jose, California 95134

https://www.rambus.com/